UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao

CEP 04344-902 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82–

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS .................................................................................................................. 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ......................................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION ........................................................................ 4 SELECTED FINANCIAL DATA ................................................................................................................................. 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ................................................................................ 6 RECENT DEVELOPMENTS ...................................................................................................................................... 23 SIGNATURES ............................................................................................................................................................. 28 FINANCIAL STATEMENTS ...................................................................................................................................... 29 i TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS .................................................................................................................. 1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS ......................................... 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION ........................................................................ 4 SELECTED FINANCIAL DATA ................................................................................................................................. 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS ................................................................................ 6 RECENT DEVELOPMENTS ...................................................................................................................................... 23 SIGNATURES ............................................................................................................................................................. 28 FINANCIAL STATEMENTS ...................................................................................................................................... 29 i

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: · “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; · “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; · “Central Bank” means the Central Bank of Brazil; Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 212 to our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 30, 2019, or our 2018 Form 20-F. 1 CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: · “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; · “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; · “Central Bank” means the Central Bank of Brazil; Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 212 to our annual report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 30, 2019, or our 2018 Form 20-F. 1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: · General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; · General economic and political conditions, in particular in the countries where we operate; · Government regulations and tax laws and amendments to such regulations and laws; · Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; · Disruptions and volatility in the global financial markets; · Increases in compulsory deposits and reserve requirements; · Regulation and liquidation of our business on a consolidated basis; · Obstacles for holders of our shares and ADSs to receive dividends; · Failure or hacking of our security and operational infrastructure or systems; · Our ability to protect personal data; · Strengthening of competition and industry consolidation; · Changes in our loan portfolio and changes in the value of our securities and derivatives; · Losses associated with counterparty exposure; · Our exposure to the Brazilian public debt; · Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; · The effectiveness of our risk management policy; · Damage to our reputation; · The capacity of our controlling stockholder to conduct our business; · Difficulties during the integration of acquired or merged businesses; · Effects from socio-environmental issues; and · Other risk factors as set forth in our 2018 Form 20-F. 2 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: · General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; · General economic and political conditions, in particular in the countries where we operate; · Government regulations and tax laws and amendments to such regulations and laws; · Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; · Disruptions and volatility in the global financial markets; · Increases in compulsory deposits and reserve requirements; · Regulation and liquidation of our business on a consolidated basis; · Obstacles for holders of our shares and ADSs to receive dividends; · Failure or hacking of our security and operational infrastructure or systems; · Our ability to protect personal data; · Strengthening of competition and industry consolidation; · Changes in our loan portfolio and changes in the value of our securities and derivatives; · Losses associated with counterparty exposure; · Our exposure to the Brazilian public debt; · Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; · The effectiveness of our risk management policy; · Damage to our reputation; · The capacity of our controlling stockholder to conduct our business; · Difficulties during the integration of acquired or merged businesses; · Effects from socio-environmental issues; and · Other risk factors as set forth in our 2018 Form 20-F. 2

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. 3 The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. 3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6- K is as of September 30, 2019 and December 31, 2018 and the reference dates for information derived from our statement of income are the nine-month periods ended September 30, 2019 and 2018, except where otherwise indicated. Our unaudited interim consolidated financial statements are prepared in accordance with International Accounting Standards (IAS) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Unless otherwise stated all unaudited interim consolidated financial information related to the nine-month periods ended September 30, 2019 and 2018 included in this Form 6-K was prepared in accordance with IAS 34 and is contained in this report on Form 6-K. Our unaudited interim consolidated financial statements as of September 30, 2019 and for the nine-months period then ended were reviewed by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our unaudited interim consolidated financial statements. Please see “Note 30 — Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IAS 34. Transition to IFRS 16 We adopted IFRS 16 — “Leases” under the retrospective transition method modified on January 1, 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and right-of-use assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. 4 PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our unaudited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6- K is as of September 30, 2019 and December 31, 2018 and the reference dates for information derived from our statement of income are the nine-month periods ended September 30, 2019 and 2018, except where otherwise indicated. Our unaudited interim consolidated financial statements are prepared in accordance with International Accounting Standards (IAS) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Unless otherwise stated all unaudited interim consolidated financial information related to the nine-month periods ended September 30, 2019 and 2018 included in this Form 6-K was prepared in accordance with IAS 34 and is contained in this report on Form 6-K. Our unaudited interim consolidated financial statements as of September 30, 2019 and for the nine-months period then ended were reviewed by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our unaudited interim consolidated financial statements. Please see “Note 30 — Segment Information” to our unaudited interim consolidated financial statements for further details about the main differences between our management reporting systems and our unaudited interim consolidated financial statements prepared in accordance with IAS 34. Transition to IFRS 16 We adopted IFRS 16 — “Leases” under the retrospective transition method modified on January 1, 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and right-of-use assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. 4

Please see “Note 2 — Significant Accounting Policies” to our unaudited interim consolidated financial statements for further details about the significant accounting policies applied in the preparation of our unaudited interim consolidated financial statements in accordance with IAS 34. SELECTED FINANCIAL DATA We present below our selected financial data as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018, derived from our unaudited interim consolidated financial statements included at the end of this current report on Form 6-K. Our unaudited interim consolidated financial statements have been prepared in accordance with IAS 34 as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income and Balance Sheet in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.” 5 Please see “Note 2 — Significant Accounting Policies” to our unaudited interim consolidated financial statements for further details about the significant accounting policies applied in the preparation of our unaudited interim consolidated financial statements in accordance with IAS 34. SELECTED FINANCIAL DATA We present below our selected financial data as of September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018, derived from our unaudited interim consolidated financial statements included at the end of this current report on Form 6-K. Our unaudited interim consolidated financial statements have been prepared in accordance with IAS 34 as issued by IASB. Additionally, we present a summarized version of our Consolidated Statement of Income and Balance Sheet in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.” 5

Nine-Month Period Ended September 30, Variation Income Information 2019 2018% (In millions of R$) Banking product 83,683 75,482 10.9 (1) 5 0,593 43,951 15.1 Net interest income (2) 3 3,090 3 1,531 4.9 Non-interest income Expected Loss from Financial Assets and Claims (11,827) (8,664) 36.5 Other operating income (expenses) (48,432) (46,588) 4.0 Net income 19,098 1 8,782 1.7 (3) 19.9% 19.8% 0.1 p.p Return on Average Equity – Annualized - Consolidated (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; (ii) interest, similar income and dividend of financial assets at fair value through profit or loss; (iii) interest and similar expenses; (iv) adjustments to fair value of financial assets and liabilities; and (v) foreign exchange results and exchange variations in foreign transactions. (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. (3) The return is calculated by dividing the Net Income by the Average Stockholders’ Equity. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns were adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders 'meeting or at the Board of Directors' meetings. As of September 30, As of December 31, Variation Balance Sheet Information 2019 2018% (In millions of R$) Total assets 1,613,947 1,552,797 3.94 Loan operations and lease operations portfolio 579,208 536,091 8.04 (-) Provision for expected loss (33,332) (33,373) (0.12) (1) (1.8)p.p. Tier I capital - in % 14.1% 15.9% (1) (2.1)p.p. Common equity tier I - in % 12.8% 14.9% (1) For the period of December 2018 it is considered the immediate and full application of the Basel III rules. Nine-Months Period Ended September 30, Variation Other Information 2019 2018 % Earning per share - basic - R$ 1.89 1 .88 0.53 Weighted Average Number of outstanding shares - basic 9,738,576,007 9,718,025,960 0.21 Total Number of Employees 96,764 100,756 (4.0) Brazil 8 3,536 8 7,070 (4.1) Abroad 1 3,228 13,686 (3.3) Total Branches and CSBs – Client Service Branches 4 ,704 4 ,917 (4.3) Brazil 4,201 4 ,404 (4.6) Latin America 503 513 (1.9) (1) 47,518 4 7,887 (0.8) ATM – Automated Teller Machines (1) Includes: ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs. OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2018 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2018 Form 20-F. A. Operating Results Financial Results Review The following table sets forth our summarized consolidated statement of income for the nine-months periods 6 Nine-Month Period Ended September 30, Variation Income Information 2019 2018% (In millions of R$) Banking product 83,683 75,482 10.9 (1) 5 0,593 43,951 15.1 Net interest income (2) 3 3,090 3 1,531 4.9 Non-interest income Expected Loss from Financial Assets and Claims (11,827) (8,664) 36.5 Other operating income (expenses) (48,432) (46,588) 4.0 Net income 19,098 1 8,782 1.7 (3) 19.9% 19.8% 0.1 p.p Return on Average Equity – Annualized - Consolidated (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; (ii) interest, similar income and dividend of financial assets at fair value through profit or loss; (iii) interest and similar expenses; (iv) adjustments to fair value of financial assets and liabilities; and (v) foreign exchange results and exchange variations in foreign transactions. (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. (3) The return is calculated by dividing the Net Income by the Average Stockholders’ Equity. The quotient of this division was multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns were adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders 'meeting or at the Board of Directors' meetings. As of September 30, As of December 31, Variation Balance Sheet Information 2019 2018% (In millions of R$) Total assets 1,613,947 1,552,797 3.94 Loan operations and lease operations portfolio 579,208 536,091 8.04 (-) Provision for expected loss (33,332) (33,373) (0.12) (1) (1.8)p.p. Tier I capital - in % 14.1% 15.9% (1) (2.1)p.p. Common equity tier I - in % 12.8% 14.9% (1) For the period of December 2018 it is considered the immediate and full application of the Basel III rules. Nine-Months Period Ended September 30, Variation Other Information 2019 2018 % Earning per share - basic - R$ 1.89 1 .88 0.53 Weighted Average Number of outstanding shares - basic 9,738,576,007 9,718,025,960 0.21 Total Number of Employees 96,764 100,756 (4.0) Brazil 8 3,536 8 7,070 (4.1) Abroad 1 3,228 13,686 (3.3) Total Branches and CSBs – Client Service Branches 4 ,704 4 ,917 (4.3) Brazil 4,201 4 ,404 (4.6) Latin America 503 513 (1.9) (1) 47,518 4 7,887 (0.8) ATM – Automated Teller Machines (1) Includes: ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs. OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our unaudited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2018 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2018 Form 20-F. A. Operating Results Financial Results Review The following table sets forth our summarized consolidated statement of income for the nine-months periods 6 ended September 30, 2019 and 2018. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on our banking product offerings, see “Item 4. Information on the Company” in our 2018 Form 20-F. Nine-months period ended Variation September 30, Summarized Consolidated Statement of Income 2019 2018 R$ million % (In millions of R$) Banking product 83,683 75,482 8 ,201 10.9 (1) 50,593 4 3,951 6 ,642 15.1 Net interest income (2) 3 3,090 31,531 1 ,559 4.9 Non-interest income Expected loss from financial assets and claims (11,827) (8,664) (3,163) 36.5 Other operating income (expenses) (48,432) (46,588) (1,844) 4 .0 Net income before income tax and social contribution 23,424 20,230 3 ,194 15.8 Current and deferred income and social contribution taxes (4,326) (1,448) (2,878) 198.8 Net income 19,098 18,782 316 1.7 Net income attributable to owners of the parent company 18,439 18,254 185 1 .0 (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$89,600 million and R$84,538 million in the nine-months period ended September 30, 2019 and 2018, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$17,762 million and R$15,777 million in the nine-months period ended September 30, 2019 and 2018, respectively); (iii) interest and similar expenses (R$(61,967) million and R$(50,797) million in the nine-months period ended September 30, 2019 and 2018, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$2,952 million and R$(6,613) million in the nine-months period ended September 30, 2019 and 2018, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$2,246 million and R$1,046 million in the nine-months period ended September 30, 2019 and 2018, respectively). (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. For more details on our consolidated statement of income, please see our unaudited interim consolidated financial statements and notes thereto included in this Form 6-K. Our net income attributable to the owners of the parent company increased by 1.0% in the nine-month period ended September 30, 2019, compared to the same period in 2018. Our banking product increased by 10.9% in the nine-month period ended September 30, 2019, compared to the same period in 2018, mainly due to a 15.1% increase in net interest income and 4.9% in non-interest income. This result was partially offset by an increase of 36.5% in expected loss from financial assets and claims in the nine-month period ended September 30, 2019, compared to the same period in 2018. These line items are further described below: • Net interest income increased by 15.1% in the nine-month period ended September 30, 2019, compared to the same period in 2018, mainly due to the adjustment to the fair value of financial assets and liabilities and interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income. The result of exchange rate variations on our investments abroad is non-taxable, unlike revenue from our hedging instruments, which is taxable. The appreciation or depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains or losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The Brazilian real depreciated 4.0% against the U.S. dollar as of September 30, 2019 compared to the same period in 2018 and depreciated 26.4% as of September 30, 2018 compared to the same period in 2017. In the nine-month period ended September 30, 2019, the fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$3,135 million, as compared to a gain of R$8,890 million in the same period of 2018. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income in the nine-month period ended September 30, 2019 increased by R$887 million compared to the same period in 2018. Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 6.0% in the nine-month period ended September 30, 2019, compared 7 ended September 30, 2019 and 2018. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on our banking product offerings, see “Item 4. Information on the Company” in our 2018 Form 20-F. Nine-months period ended Variation September 30, Summarized Consolidated Statement of Income 2019 2018 R$ million % (In millions of R$) Banking product 83,683 75,482 8 ,201 10.9 (1) 50,593 4 3,951 6 ,642 15.1 Net interest income (2) 3 3,090 31,531 1 ,559 4.9 Non-interest income Expected loss from financial assets and claims (11,827) (8,664) (3,163) 36.5 Other operating income (expenses) (48,432) (46,588) (1,844) 4 .0 Net income before income tax and social contribution 23,424 20,230 3 ,194 15.8 Current and deferred income and social contribution taxes (4,326) (1,448) (2,878) 198.8 Net income 19,098 18,782 316 1.7 Net income attributable to owners of the parent company 18,439 18,254 185 1 .0 (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$89,600 million and R$84,538 million in the nine-months period ended September 30, 2019 and 2018, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$17,762 million and R$15,777 million in the nine-months period ended September 30, 2019 and 2018, respectively); (iii) interest and similar expenses (R$(61,967) million and R$(50,797) million in the nine-months period ended September 30, 2019 and 2018, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$2,952 million and R$(6,613) million in the nine-months period ended September 30, 2019 and 2018, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$2,246 million and R$1,046 million in the nine-months period ended September 30, 2019 and 2018, respectively). (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. For more details on our consolidated statement of income, please see our unaudited interim consolidated financial statements and notes thereto included in this Form 6-K. Our net income attributable to the owners of the parent company increased by 1.0% in the nine-month period ended September 30, 2019, compared to the same period in 2018. Our banking product increased by 10.9% in the nine-month period ended September 30, 2019, compared to the same period in 2018, mainly due to a 15.1% increase in net interest income and 4.9% in non-interest income. This result was partially offset by an increase of 36.5% in expected loss from financial assets and claims in the nine-month period ended September 30, 2019, compared to the same period in 2018. These line items are further described below: • Net interest income increased by 15.1% in the nine-month period ended September 30, 2019, compared to the same period in 2018, mainly due to the adjustment to the fair value of financial assets and liabilities and interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income. The result of exchange rate variations on our investments abroad is non-taxable, unlike revenue from our hedging instruments, which is taxable. The appreciation or depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains or losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The Brazilian real depreciated 4.0% against the U.S. dollar as of September 30, 2019 compared to the same period in 2018 and depreciated 26.4% as of September 30, 2018 compared to the same period in 2017. In the nine-month period ended September 30, 2019, the fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$3,135 million, as compared to a gain of R$8,890 million in the same period of 2018. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income in the nine-month period ended September 30, 2019 increased by R$887 million compared to the same period in 2018. Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 6.0% in the nine-month period ended September 30, 2019, compared 7 to the same period in 2018, mainly due to the growth of our loan portfolio for individuals (14.7%) and for micro/small and medium businesses (23.2%) in Brazil. The increase in net interest income was also affected by a decrease in the yield of Brazilian treasury bonds. In the nine-month period ended in September 30, 2019, the increase in net interest income was partially offset by an increase of 22.0% in interest and similar expenses, compared to the same period in 2018, mainly due to a change in our funding mix resulting from the migration from securities sold under repurchase agreement to financial credit bills and time deposits, as mentioned in “—Balance sheet (liabilities)”. The balance of securities sold under repurchase agreements decreased by R$22,020 million as of September 30, 2019, compared to the same period in 2018. The balance of securities sold under repurchase agreements of own issue decreased by R$22,981 million in the same period. Further, financial expense from technical provisions for insurance and private pension plans amounted an expense of R$12,933 in the nine-month period ended in September 30, 2019 compared to an expense of R$7,103 in the nine-month period ended in September 30, 2018, mainly affected by a decrease in the yield of Brazilian treasury bonds. However, these expenses were more than offset by revenues from technical provisions for insurance and private pension plans, which amounted to R$13,399 in the nine-month period ended in September 30, 2019 and R$7,499 in the nine-month period ended in September 30, 2018, which were mainly affected by a decrease in the yield of Brazilian treasury bonds. Please see “Note 21 — Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our unaudited interim consolidated financial statements for further details on net interest income. • Non-interest income increased by 4.9% in the nine-month period ended September 30, 2019, compared to the same period in 2018. This change reflects an increase of 4.4% in revenues from banking services in the nine-month period ended September 30, 2019 compared to the same period in 2018. The main drivers of this result were: (i) increases in revenues from asset management fees (19.8% in the nine-month period ended September 30, 2019 compared to the same period in 2018) due to the increase of 20.8% in assets under administration, which comprises assets which are managed by us and by third parties, as of September 30, 2019 compared to September 30, 2018. We highlight the 50.7% growth in the balance of funds distributed through our open investment platform initiative; (ii) increases in revenues from advisory services and brokerage and (iii) fees from credit and debit card services, which increased by 0.9% in the nine-month period ended September 30, 2019 compared to the same period in 2018, mainly driven by interchange revenues resulting from an increase in the volume of transactions and revenues from credit and debit card annuity fees. These results were partially offset by lower revenues from acquiring business, especially in revenues from merchant discount rates for payment processing services on debit and credit cards transactions, rental of equipment and prepayments. The new commercial proposal of the acquiring business, which established the end of the prepayment rate on credit card transactions without installments for eligible clients and the evolution of POP Credicard contributed to the increase in the equipment base of 8.0% in the quarter and 28.9% when compared to the same period of 2018. The following chart shows the main components of our banking service fees for the nine-month periods ended September 30, 2019 and 2018: 8 to the same period in 2018, mainly due to the growth of our loan portfolio for individuals (14.7%) and for micro/small and medium businesses (23.2%) in Brazil. The increase in net interest income was also affected by a decrease in the yield of Brazilian treasury bonds. In the nine-month period ended in September 30, 2019, the increase in net interest income was partially offset by an increase of 22.0% in interest and similar expenses, compared to the same period in 2018, mainly due to a change in our funding mix resulting from the migration from securities sold under repurchase agreement to financial credit bills and time deposits, as mentioned in “—Balance sheet (liabilities)”. The balance of securities sold under repurchase agreements decreased by R$22,020 million as of September 30, 2019, compared to the same period in 2018. The balance of securities sold under repurchase agreements of own issue decreased by R$22,981 million in the same period. Further, financial expense from technical provisions for insurance and private pension plans amounted an expense of R$12,933 in the nine-month period ended in September 30, 2019 compared to an expense of R$7,103 in the nine-month period ended in September 30, 2018, mainly affected by a decrease in the yield of Brazilian treasury bonds. However, these expenses were more than offset by revenues from technical provisions for insurance and private pension plans, which amounted to R$13,399 in the nine-month period ended in September 30, 2019 and R$7,499 in the nine-month period ended in September 30, 2018, which were mainly affected by a decrease in the yield of Brazilian treasury bonds. Please see “Note 21 — Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our unaudited interim consolidated financial statements for further details on net interest income. • Non-interest income increased by 4.9% in the nine-month period ended September 30, 2019, compared to the same period in 2018. This change reflects an increase of 4.4% in revenues from banking services in the nine-month period ended September 30, 2019 compared to the same period in 2018. The main drivers of this result were: (i) increases in revenues from asset management fees (19.8% in the nine-month period ended September 30, 2019 compared to the same period in 2018) due to the increase of 20.8% in assets under administration, which comprises assets which are managed by us and by third parties, as of September 30, 2019 compared to September 30, 2018. We highlight the 50.7% growth in the balance of funds distributed through our open investment platform initiative; (ii) increases in revenues from advisory services and brokerage and (iii) fees from credit and debit card services, which increased by 0.9% in the nine-month period ended September 30, 2019 compared to the same period in 2018, mainly driven by interchange revenues resulting from an increase in the volume of transactions and revenues from credit and debit card annuity fees. These results were partially offset by lower revenues from acquiring business, especially in revenues from merchant discount rates for payment processing services on debit and credit cards transactions, rental of equipment and prepayments. The new commercial proposal of the acquiring business, which established the end of the prepayment rate on credit card transactions without installments for eligible clients and the evolution of POP Credicard contributed to the increase in the equipment base of 8.0% in the quarter and 28.9% when compared to the same period of 2018. The following chart shows the main components of our banking service fees for the nine-month periods ended September 30, 2019 and 2018: 8

R$ Million 28,362 27,168 1,753 28.362 585 1,868 27.168 395 1,150 1.753 1,273 1,127 1.868 585 395 1.150 1,343 1.127 1.273 4,395 1.343 3,669 4.395 3.669 7,745 7,407 7.745 7.407 11.461 11.359 11,461 11,359 9M2019 9M2018 Fees from credit and debit card services Current account services 9M2019 9M2018 Asset management fees Fees for guarantees issued and credit lines Fees from credit and debit card services Collection commissions Brokerage commission Current account services Others Asset management fees Fees for guarantees issued and credit lines Please see “Note 22 — Banking Service Fees” to our unaudited interim consolidated financial statements for further details on banking service fees. • Expected Loss from Financial Assets and Claims increased 36.5% in the nine-month period ended September 30, 2019 compared to the same period in 2018. The main driver of this was the increase in provisions for loan losses, mainly due an increase of 14.7% in credit origination of our individuals loan portfolio and an increase of 23.2% in credit origination of our micro/small and medium businesses loan portfolio in Brazil as of September 30, 2019 compared to the same period in 2018. This result was partially offset by a decrease in provisions for loan losses and impairment charges on our portfolio of corporate securities in Brazil, as a result of an improvement in the risk profile of our clients in this segment. Please see “Note 10 — Loan Operations and Lease Operations Portfolio” to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans ratio as the value of our 90-days non-performing loans to our loan portfolio. As of September 30, 2019, our 90-day NPL ratio was 3.3%, a decrease of 9 basis points compared to September 30, 2018, mainly due to a decrease of 32 basis points in the 90-day NPL ratio in respect of our loans companies portfolio, as a result of an improved client risk profile in our corporate segment. We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non- performing loans to our loan portfolio. The 15 to 90 days non-performing loans ratio is an indicator of early delinquency. As of September 30, 2019, our 15 to 90 days NPL ratio was 2.3%, a decrease of 28 basis points compared to September 31, 2018, mainly due to a 45 basis points decrease in 15 to 90-day NPL ratio in respect of our companies loans portfolio, as a result of an improved client risk profile in our corporate segment. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2017 through to September 30, 2019: 9 R$ Million 28,362 27,168 1,753 28.362 585 1,868 27.168 395 1,150 1.753 1,273 1,127 1.868 585 395 1.150 1,343 1.127 1.273 4,395 1.343 3,669 4.395 3.669 7,745 7,407 7.745 7.407 11.461 11.359 11,461 11,359 9M2019 9M2018 Fees from credit and debit card services Current account services 9M2019 9M2018 Asset management fees Fees for guarantees issued and credit lines Fees from credit and debit card services Collection commissions Brokerage commission Current account services Others Asset management fees Fees for guarantees issued and credit lines Please see “Note 22 — Banking Service Fees” to our unaudited interim consolidated financial statements for further details on banking service fees. • Expected Loss from Financial Assets and Claims increased 36.5% in the nine-month period ended September 30, 2019 compared to the same period in 2018. The main driver of this was the increase in provisions for loan losses, mainly due an increase of 14.7% in credit origination of our individuals loan portfolio and an increase of 23.2% in credit origination of our micro/small and medium businesses loan portfolio in Brazil as of September 30, 2019 compared to the same period in 2018. This result was partially offset by a decrease in provisions for loan losses and impairment charges on our portfolio of corporate securities in Brazil, as a result of an improvement in the risk profile of our clients in this segment. Please see “Note 10 — Loan Operations and Lease Operations Portfolio” to our unaudited interim consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans ratio as the value of our 90-days non-performing loans to our loan portfolio. As of September 30, 2019, our 90-day NPL ratio was 3.3%, a decrease of 9 basis points compared to September 30, 2018, mainly due to a decrease of 32 basis points in the 90-day NPL ratio in respect of our loans companies portfolio, as a result of an improved client risk profile in our corporate segment. We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non- performing loans to our loan portfolio. The 15 to 90 days non-performing loans ratio is an indicator of early delinquency. As of September 30, 2019, our 15 to 90 days NPL ratio was 2.3%, a decrease of 28 basis points compared to September 31, 2018, mainly due to a 45 basis points decrease in 15 to 90-day NPL ratio in respect of our companies loans portfolio, as a result of an improved client risk profile in our corporate segment. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2017 through to September 30, 2019: 9

90-day's NPL Ratio 4.9% 4.9% 4.8% 4.8% 4.9% 3.6% 3.5% 3.4% 3.4% 3.3% 2.3% 2.1% 2.0% 1.9% 1.7% sep/18 dec/18 mar/19 jun/19 sep/19 Total Companies Individuals 15 to 90-day's NPL Ratio 3.6% 3.7% 3.6% 3.3% 3.5% 2.6% 2.5% 2.5% 2.3% 2.3% 1.5% 1.3% 1.2% 1.2% 1.1% sep/18 dec/18 mar/19 jun/19 sep/19 Total Companies Individuals o Coverage ratio: We calculate our coverage ratio as provisions for allowance for loan and lease losses to 90-day non-performing loans. As of September 30, 2019, our coverage ratio was 179.0% compared to a ratio of 192.2% as of September 30, 2018. This decrease was mainly due to reduced provisions for expected losses from loans to companies, driven by an improvement in the risk profile of our clients in the corporate segment. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2017 through to September 30, 2019: Coverage Ratio 192.2% 179.4% 179.0% 173.1% 171.5% set/18 dez/18 mar/19 jun/19 set/19 • Other Operating Income (Expenses) increased 4.0% in the nine-month period ended September 30, 2019, compared to the same period of 2018. The main driver of this increase was general and administrative expenses, which increased 3.6% in the nine-month period ended September 30, 2019, compared to the same period of 2018, mainly due to the impact of: (i) expenses relating to our voluntary severance program, including provisions for labor claims and dismissals and expenses with welfare benefits, which increased by R$2.4 billion expenses; (ii) advances on profit sharing increased, mainly as a result of the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees; (iii) higher expenses for third party services and data processing expenses; and (iv) higher credit card marketing expenses including expenses relating to the accreditation of REDE, including correspondent banks, and expenses with brands and partnerships. In respect of (i) above, our total number of employees in Brazil decreased from 87.1 thousand on September 30, 2018 to 83.5 thousand on September 30, 2019, mostly as a result of (a) our voluntary severance program and (b) the closing of physical branches. In respect of our voluntary severance program, 3.5 thousand employees adhered this program. The purpose of our voluntary severance program was to: (a) provide a secure and voluntary career transition opportunity for those interested in leaving the bank, benefiting employees who 10 90-day's NPL Ratio 4.9% 4.9% 4.8% 4.8% 4.9% 3.6% 3.5% 3.4% 3.4% 3.3% 2.3% 2.1% 2.0% 1.9% 1.7% sep/18 dec/18 mar/19 jun/19 sep/19 Total Companies Individuals 15 to 90-day's NPL Ratio 3.6% 3.7% 3.6% 3.3% 3.5% 2.6% 2.5% 2.5% 2.3% 2.3% 1.5% 1.3% 1.2% 1.2% 1.1% sep/18 dec/18 mar/19 jun/19 sep/19 Total Companies Individuals o Coverage ratio: We calculate our coverage ratio as provisions for allowance for loan and lease losses to 90-day non-performing loans. As of September 30, 2019, our coverage ratio was 179.0% compared to a ratio of 192.2% as of September 30, 2018. This decrease was mainly due to reduced provisions for expected losses from loans to companies, driven by an improvement in the risk profile of our clients in the corporate segment. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2017 through to September 30, 2019: Coverage Ratio 192.2% 179.4% 179.0% 173.1% 171.5% set/18 dez/18 mar/19 jun/19 set/19 • Other Operating Income (Expenses) increased 4.0% in the nine-month period ended September 30, 2019, compared to the same period of 2018. The main driver of this increase was general and administrative expenses, which increased 3.6% in the nine-month period ended September 30, 2019, compared to the same period of 2018, mainly due to the impact of: (i) expenses relating to our voluntary severance program, including provisions for labor claims and dismissals and expenses with welfare benefits, which increased by R$2.4 billion expenses; (ii) advances on profit sharing increased, mainly as a result of the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees; (iii) higher expenses for third party services and data processing expenses; and (iv) higher credit card marketing expenses including expenses relating to the accreditation of REDE, including correspondent banks, and expenses with brands and partnerships. In respect of (i) above, our total number of employees in Brazil decreased from 87.1 thousand on September 30, 2018 to 83.5 thousand on September 30, 2019, mostly as a result of (a) our voluntary severance program and (b) the closing of physical branches. In respect of our voluntary severance program, 3.5 thousand employees adhered this program. The purpose of our voluntary severance program was to: (a) provide a secure and voluntary career transition opportunity for those interested in leaving the bank, benefiting employees who 10 met certain conditions and (b) adjust our structures to market reality. Further, the number of our physical branches in Brazil decreased to 3,330 branches on September 30, 2019 from 3,531 branches on September 30, 2018. This result was partially offset by a gain of R$893 million from the share of profit or (loss) in associates and joint ventures in the nine-month period ended September 30, 2019, compared to a gain of R$470 million in the nine-month period ended September 30, 2018. Please see “Note 23 — General and administrative expenses” and “Note 11—Investments in associates and joint ventures” to our unaudited interim consolidated financial statements for further details. • Current and deferred income and social contribution taxes amounted to an expense of R$4,326 million in the nine-month period ended September 30, 2019, compared to an expense of R$1,448 million in the same period in 2018, mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.” Disregarding the fiscal effect on the hedging instruments for our investments abroad, which amounted to an expense of R$2,839 million in the nine-month period ended September 30, 2019 and an expense of R$8,067 million in the same period in 2018, current and deferred income and social contribution taxes decreased 24.7% in the nine-month period ended September 30, 2019, compared to the same period in 2018, mainly as a result of the recognition of deferred tax assets at a rate of 40%. For the nine-month period ended September 30, 2019 the recognition rate was 40%; compared to 45% for the nine-month period ended September 30, 2018, consistent with legislation that temporarily increased our effective tax rate. Please see “Note 24 — Taxes” to our unaudited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IAS 34, but according to the accounting practices adopted in Brazil as established by the Central Bank. It includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring* events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. *Non-recurring events correspond to relevant events (with a positive or negative effect) identified in our results of operations for each relevant period by applying a historically consistent methodology that has been approved pursuant to our governance procedures which relevant events are either not related to our core operations or are related to previous fiscal years. For more information on our segments, see “Item 4. Information on the Company” in our 2018 Form 20-F and “Note 30 — Segment Information” to our unaudited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2019 to September 30, 2019: 11 met certain conditions and (b) adjust our structures to market reality. Further, the number of our physical branches in Brazil decreased to 3,330 branches on September 30, 2019 from 3,531 branches on September 30, 2018. This result was partially offset by a gain of R$893 million from the share of profit or (loss) in associates and joint ventures in the nine-month period ended September 30, 2019, compared to a gain of R$470 million in the nine-month period ended September 30, 2018. Please see “Note 23 — General and administrative expenses” and “Note 11—Investments in associates and joint ventures” to our unaudited interim consolidated financial statements for further details. • Current and deferred income and social contribution taxes amounted to an expense of R$4,326 million in the nine-month period ended September 30, 2019, compared to an expense of R$1,448 million in the same period in 2018, mainly due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income.” Disregarding the fiscal effect on the hedging instruments for our investments abroad, which amounted to an expense of R$2,839 million in the nine-month period ended September 30, 2019 and an expense of R$8,067 million in the same period in 2018, current and deferred income and social contribution taxes decreased 24.7% in the nine-month period ended September 30, 2019, compared to the same period in 2018, mainly as a result of the recognition of deferred tax assets at a rate of 40%. For the nine-month period ended September 30, 2019 the recognition rate was 40%; compared to 45% for the nine-month period ended September 30, 2018, consistent with legislation that temporarily increased our effective tax rate. Please see “Note 24 — Taxes” to our unaudited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IAS 34, but according to the accounting practices adopted in Brazil as established by the Central Bank. It includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring* events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. *Non-recurring events correspond to relevant events (with a positive or negative effect) identified in our results of operations for each relevant period by applying a historically consistent methodology that has been approved pursuant to our governance procedures which relevant events are either not related to our core operations or are related to previous fiscal years. For more information on our segments, see “Item 4. Information on the Company” in our 2018 Form 20-F and “Note 30 — Segment Information” to our unaudited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2019 to September 30, 2019: 11

Retail Wholesale Trading + Summarized Consolidated Statement of Income Total Banking Banking Institutional Adjustments IFRS consolidated from January 1, 2019 to September 30, 2019* (a)+(b)+(c) (a) (b) (c) (In millions of R$) Banking product 5 8,262 2 2,199 7 ,496 8 7,957 (4,274) 83,683 Cost of Credit (11,842) (501) - (12,343) 1 ,482 (10,861) Claims (891) (44) - (935) (31) (966) Other operating income (expenses) (30,732) (11,310) (805) (42,847) (5,585) (48,432) Income tax and social contribution (5,063) (3,068) (1,981) (10,112) 5 ,786 (4,326) Non-controlling interest in subsidiaries (151) (467) (35) (653) (6) (659) Net income 9,583 6,809 4 ,675 21,067 (2,628) 18,439 (*) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings (a) Retail Banking , (b) Wholesale Banking and (c) Trading + Institutional . The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially “Note 30 — Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS. (a) Retail Banking The result from this segment is derived from the banking products and services provided to a diversified customer base of account holders and non-account holders, individuals and companies in Brazil. It includes retail customers, high-income customers (Itaú Uniclass and Personnalité), and very small and small companies. It also consists of financing and lending activities at units other than the branch network and credit cards, in addition to transactions with Banco Itaú Consignado S.A. The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the nine-month periods ended September 30, 2019 and 2018: Nine-months period ended Variation Summarized Consolidated Statement of Income - September 30, Retail banking 2019 2018 R$ million % (In millions of R$) Banking product 58,262 53,846 4 ,416 8 .2 Cost of credit and claims (12,733) (10,066) (2,668) 2 6.5 Other operating income (expenses) (30,732) (29,713) (1,019) 3.4 Income tax and social contribution (5,063) (5,301) 238 (4.5) Non-controlling interest in subsidiaries (151) (127) (24) 1 9.2 Net income 9,583 8,639 944 10.9 Our net income from Retail Banking increased by 10.9% in the nine-month period ended September 30, 2019, compared to the same period in 2018. These results are discussed below: Banking product increased by 8.2% in the nine-month period ended September 30, 2019, compared to the same period in 2018, mainly due to increased demand in the third quarter of 2019. Credit origination for small and middle market companies increased by 34.4% and credit origination for individuals increased by 30.6%, when compared to the same period in 2018. Our individuals loan portfolio increased by 14.7% and our micro/small and medium businesses loan portfolio increased by 23.2% in Brazil as of September 30, 2019 compared to the same period in 2018. In the nine-month period ended September 30, 2019, our loan portfolio in this segment increased 16.8% when compared to the same period in 2018. The number of Retail Banking clients increased from 49.2 million as of September 30, 2018 to 51.1 million as of May 31, 2019. Cost of credit and claims increased by 26.5% in the nine-month period ended September 30, 2019, compared 12 Retail Wholesale Trading + Summarized Consolidated Statement of Income Total Banking Banking Institutional Adjustments IFRS consolidated from January 1, 2019 to September 30, 2019* (a)+(b)+(c) (a) (b) (c) (In millions of R$) Banking product 5 8,262 2 2,199 7 ,496 8 7,957 (4,274) 83,683 Cost of Credit (11,842) (501) - (12,343) 1 ,482 (10,861) Claims (891) (44) - (935) (31) (966) Other operating income (expenses) (30,732) (11,310) (805) (42,847) (5,585) (48,432) Income tax and social contribution (5,063) (3,068) (1,981) (10,112) 5 ,786 (4,326) Non-controlling interest in subsidiaries (151) (467) (35) (653) (6) (659) Net income 9,583 6,809 4 ,675 21,067 (2,628) 18,439 (*) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings (a) Retail Banking , (b) Wholesale Banking and (c) Trading + Institutional . The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. The following discussion should be read in conjunction with our unaudited interim consolidated financial statements, especially “Note 30 — Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our unaudited interim consolidated financial statements in IFRS. (a) Retail Banking The result from this segment is derived from the banking products and services provided to a diversified customer base of account holders and non-account holders, individuals and companies in Brazil. It includes retail customers, high-income customers (Itaú Uniclass and Personnalité), and very small and small companies. It also consists of financing and lending activities at units other than the branch network and credit cards, in addition to transactions with Banco Itaú Consignado S.A. The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the nine-month periods ended September 30, 2019 and 2018: Nine-months period ended Variation Summarized Consolidated Statement of Income - September 30, Retail banking 2019 2018 R$ million % (In millions of R$) Banking product 58,262 53,846 4 ,416 8 .2 Cost of credit and claims (12,733) (10,066) (2,668) 2 6.5 Other operating income (expenses) (30,732) (29,713) (1,019) 3.4 Income tax and social contribution (5,063) (5,301) 238 (4.5) Non-controlling interest in subsidiaries (151) (127) (24) 1 9.2 Net income 9,583 8,639 944 10.9 Our net income from Retail Banking increased by 10.9% in the nine-month period ended September 30, 2019, compared to the same period in 2018. These results are discussed below: Banking product increased by 8.2% in the nine-month period ended September 30, 2019, compared to the same period in 2018, mainly due to increased demand in the third quarter of 2019. Credit origination for small and middle market companies increased by 34.4% and credit origination for individuals increased by 30.6%, when compared to the same period in 2018. Our individuals loan portfolio increased by 14.7% and our micro/small and medium businesses loan portfolio increased by 23.2% in Brazil as of September 30, 2019 compared to the same period in 2018. In the nine-month period ended September 30, 2019, our loan portfolio in this segment increased 16.8% when compared to the same period in 2018. The number of Retail Banking clients increased from 49.2 million as of September 30, 2018 to 51.1 million as of May 31, 2019. Cost of credit and claims increased by 26.5% in the nine-month period ended September 30, 2019, compared 12 to the same period in 2018, mainly due to the growth in our retail loan portfolio concentrated in Brazil, as mentioned above. Other operating income (expenses) increased 3.4% in the nine-month period ended September 30, 2019, compared to the same period in 2018, mainly due to the impact of: (i) expenses relating to our voluntary severance program, including provisions for labor claims and dismissals and expenses with welfare benefits, which increased by R$2.4 billion expenses; (ii) advances on profit sharing increased, mainly as a result of the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees; (iii) higher expenses for third party services and data processing expenses; and (iv) higher credit card marketing expenses including expenses relating to the accreditation of REDE, including correspondent banks, and expenses with brands and partnerships. In respect of (i) above, our total number of employees in Brazil decreased from 87.1 thousand on September 30, 2018 to 83.5 thousand on September 30, 2019, mostly as a result of (a) our voluntary severance program and (b) the closing of physical branches. In respect of our voluntary severance program, 3.5 thousand employees adhered this program. The purpose of our voluntary severance program was to: (a) provide a secure and voluntary career transition opportunity for those interested in leaving the bank, benefiting employees who met certain conditions and (b) adjust our structures to market reality. Further, the number of our physical branches in Brazil decreased to 3,330 branches on September 30, 2019 from 3,531 branches on September 30, 2018. Income tax and social contribution for this segment, as well as for the Wholesale Banking and Trading & Institutional (previously, “Activities with the Market and Corporation”) segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the recognition of deferred tax assets at a rate of 40%. For the nine-month period ended September 30, 2019 the recognition rate was 40%; compared to 45% for the nine-month period ended September 30, 2018, consistent with legislation that temporarily increased our effective tax rate. (b) Wholesale Banking The result of this segment is derived from the products and services offered to middle-market companies, private banking clients, the activities of the Latin American units (excluding Brazil) and the activities of Itaú BBA, which engages in commercial operations with large companies and investment banking activities. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Banking segment for the nine-month periods ended September 30, 2019 and 2018: Nine-months period ended Variation Summarized Consolidated Statement of Income - September 30, Wholesale banking 2019 2018 R$ million % (In millions of R$) Banking product 2 2,199 2 1,662 538 2.5 Cost of credit and claims (545) (1,519) 974 (64.1) Other operating income (expenses) (11,310) (11,277) (33) 0.3 Income tax and social contribution (3,068) (2,601) (467) 18.0 Non-controlling interest in subsidiaries (467) (373) (94) 25.3 Net income 6,809 5,892 918 15.6 Our net income from Wholesale Banking increased by 15.6% from the nine-month period ended September 30, 2018 to the same period of 2019. These results are discussed below: Banking product increased by 2.5% in the nine-month period ended September 30, 2019 compared to the same period in 2018, mainly due to a 19.8% increase in revenues from asset management fees as a result of a 20.8% increase in assets under administration, which comprises assets which are managed by us and by third parties, as of September 30, 2019 compared to September 30, 2018. We highlight the 50.7% growth in the balance of funds distributed through our open investment platform initiative. There was also an increase in revenues from brokerage commission during 13 to the same period in 2018, mainly due to the growth in our retail loan portfolio concentrated in Brazil, as mentioned above. Other operating income (expenses) increased 3.4% in the nine-month period ended September 30, 2019, compared to the same period in 2018, mainly due to the impact of: (i) expenses relating to our voluntary severance program, including provisions for labor claims and dismissals and expenses with welfare benefits, which increased by R$2.4 billion expenses; (ii) advances on profit sharing increased, mainly as a result of the 2019 collective bargaining agreement entered into on September 1, 2019, resulting in a 4.3% wage increase for bank employees; (iii) higher expenses for third party services and data processing expenses; and (iv) higher credit card marketing expenses including expenses relating to the accreditation of REDE, including correspondent banks, and expenses with brands and partnerships. In respect of (i) above, our total number of employees in Brazil decreased from 87.1 thousand on September 30, 2018 to 83.5 thousand on September 30, 2019, mostly as a result of (a) our voluntary severance program and (b) the closing of physical branches. In respect of our voluntary severance program, 3.5 thousand employees adhered this program. The purpose of our voluntary severance program was to: (a) provide a secure and voluntary career transition opportunity for those interested in leaving the bank, benefiting employees who met certain conditions and (b) adjust our structures to market reality. Further, the number of our physical branches in Brazil decreased to 3,330 branches on September 30, 2019 from 3,531 branches on September 30, 2018. Income tax and social contribution for this segment, as well as for the Wholesale Banking and Trading & Institutional (previously, “Activities with the Market and Corporation”) segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the recognition of deferred tax assets at a rate of 40%. For the nine-month period ended September 30, 2019 the recognition rate was 40%; compared to 45% for the nine-month period ended September 30, 2018, consistent with legislation that temporarily increased our effective tax rate. (b) Wholesale Banking The result of this segment is derived from the products and services offered to middle-market companies, private banking clients, the activities of the Latin American units (excluding Brazil) and the activities of Itaú BBA, which engages in commercial operations with large companies and investment banking activities. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Banking segment for the nine-month periods ended September 30, 2019 and 2018: Nine-months period ended Variation Summarized Consolidated Statement of Income - September 30, Wholesale banking 2019 2018 R$ million % (In millions of R$) Banking product 2 2,199 2 1,662 538 2.5 Cost of credit and claims (545) (1,519) 974 (64.1) Other operating income (expenses) (11,310) (11,277) (33) 0.3 Income tax and social contribution (3,068) (2,601) (467) 18.0 Non-controlling interest in subsidiaries (467) (373) (94) 25.3 Net income 6,809 5,892 918 15.6 Our net income from Wholesale Banking increased by 15.6% from the nine-month period ended September 30, 2018 to the same period of 2019. These results are discussed below: Banking product increased by 2.5% in the nine-month period ended September 30, 2019 compared to the same period in 2018, mainly due to a 19.8% increase in revenues from asset management fees as a result of a 20.8% increase in assets under administration, which comprises assets which are managed by us and by third parties, as of September 30, 2019 compared to September 30, 2018. We highlight the 50.7% growth in the balance of funds distributed through our open investment platform initiative. There was also an increase in revenues from brokerage commission during 13 the same period. Cost of credit and claims decreased by 64.1% in the nine-month period ended in September 30, 2019 compared to the same period in 2018, mainly due to a decrease of R$852 million in provisions for loan losses and impairment charges on our portfolio of corporate securities in Brazil, as a result of the improvement in the risk profile of our clients in this segment. Income tax and social contribution for this segment, as well as for the Retail Banking and Trading & Institutional segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the recognition of deferred tax assets at a rate of 40%. For the nine-month period ended September 30, 2019 the recognition rate was 40%; compared to 45% for the nine-month period ended September 30, 2018, consistent with legislation that temporarily increased our effective tax rate. (c) Trading & Institutional This segment includes the results from investing our surplus capital, the costs of our surplus subordinated debt and the net balance of tax assets and liabilities, including: (i) treasury banking, that manages mismatches of assets and liabilities (ALM—Asset and Liability Management), terms, and interest, foreign exchange and other rates; (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite; and (iii) the costs of treasury operations and equity pick-up from companies not linked to any segments, as well as adjustments related to minority shareholdings in subsidiaries and our equity interest in Porto Seguro S.A. The following table shows the summarized consolidated statement of income with respect to our Trading & Institutional segment for the nine-month periods ended September 30, 2019 and 2018: Nine-months period ended Variation Summarized Consolidated Statement of Income - September 30, Trading & Institutional 2019 2018 R$ million % (In millions of R$) Banking product 7 ,496 7 ,837 (341) (4.4) Cost of credit and claims (0) (0) - - Other operating income (expenses) (805) (612) (193) 31.6 Income tax and social contribution (1,981) (2,477) 496 (20.0) Non-controlling interest in subsidiaries (35) (24) (11) 4 3.7 Net income 4 ,675 4 ,724 (49) (1.0) Our Net income for this segment decreased by 1.1% in the nine-months period ended September 30, 2019, compared to the same period in 2018. This decrease was mainly due to: Banking product decreased by 4.4% in the nine-months period ended September 30, 2019, compared to the same period in 2018, mainly due to: (i) lower result from the hedge of investments abroad and (ii) lower gains from assets and liability management activities compared to the same period of 2018, which were affected by a decrease in the SELIC rate from 6.5% as of September 30, 2018 to 5.5% as of September 30, 2019. Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the recognition of deferred tax assets at a rate of 40%. For the nine-month period ended September 30, 2019 the recognition rate was 40%; compared to 45% for the nine-month period ended September 30, 2018, consistent with legislation that temporarily increased our effective tax rate. 14 the same period. Cost of credit and claims decreased by 64.1% in the nine-month period ended in September 30, 2019 compared to the same period in 2018, mainly due to a decrease of R$852 million in provisions for loan losses and impairment charges on our portfolio of corporate securities in Brazil, as a result of the improvement in the risk profile of our clients in this segment. Income tax and social contribution for this segment, as well as for the Retail Banking and Trading & Institutional segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the recognition of deferred tax assets at a rate of 40%. For the nine-month period ended September 30, 2019 the recognition rate was 40%; compared to 45% for the nine-month period ended September 30, 2018, consistent with legislation that temporarily increased our effective tax rate. (c) Trading & Institutional This segment includes the results from investing our surplus capital, the costs of our surplus subordinated debt and the net balance of tax assets and liabilities, including: (i) treasury banking, that manages mismatches of assets and liabilities (ALM—Asset and Liability Management), terms, and interest, foreign exchange and other rates; (ii) treasury trading, that manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite; and (iii) the costs of treasury operations and equity pick-up from companies not linked to any segments, as well as adjustments related to minority shareholdings in subsidiaries and our equity interest in Porto Seguro S.A. The following table shows the summarized consolidated statement of income with respect to our Trading & Institutional segment for the nine-month periods ended September 30, 2019 and 2018: Nine-months period ended Variation Summarized Consolidated Statement of Income - September 30, Trading & Institutional 2019 2018 R$ million % (In millions of R$) Banking product 7 ,496 7 ,837 (341) (4.4) Cost of credit and claims (0) (0) - - Other operating income (expenses) (805) (612) (193) 31.6 Income tax and social contribution (1,981) (2,477) 496 (20.0) Non-controlling interest in subsidiaries (35) (24) (11) 4 3.7 Net income 4 ,675 4 ,724 (49) (1.0) Our Net income for this segment decreased by 1.1% in the nine-months period ended September 30, 2019, compared to the same period in 2018. This decrease was mainly due to: Banking product decreased by 4.4% in the nine-months period ended September 30, 2019, compared to the same period in 2018, mainly due to: (i) lower result from the hedge of investments abroad and (ii) lower gains from assets and liability management activities compared to the same period of 2018, which were affected by a decrease in the SELIC rate from 6.5% as of September 30, 2018 to 5.5% as of September 30, 2019. Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our unaudited interim consolidated financial statements, is allocated to the Trading & Institutional segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly as a result of the recognition of deferred tax assets at a rate of 40%. For the nine-month period ended September 30, 2019 the recognition rate was 40%; compared to 45% for the nine-month period ended September 30, 2018, consistent with legislation that temporarily increased our effective tax rate. 14

Balance Sheet We present below our summarized balance sheet – assets as of September 30, 2019 and December 31, 2018. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet. Variation As of September 30, As of December 31, Summarized Balance Sheet - Assets 2019 2018 R$ million % (In millions of R$) 114,854 131,307 (16,453) (12.5) Cash and compulsory deposits in the Central Bank of Brazil 1 ,030,419 994,759 35,660 3.6 Financial assets at amortized cost 5 79,208 5 36,091 43,117 8.0 Loan operations and lease operations portfolio (33,332) (33,373) 41 (0.1) (-) Provision for Expected Loss (1) 484,543 4 92,041 (7,498) (1.5) Other financial assets 5 8,688 4 9,323 9,365 19.0 Financial assets at fair value through other comprehensive income 3 10,029 2 86,646 23,383 8.2 Financial assets at fair value through profit or loss Investments in associates and join ventures, Fixed assets, Goodwill 54,626 47,932 6,694 14.0 and Intangible assets, assets held for sale and other assets Tax assets 45,331 42,830 2,501 5.8 Total assets 1,613,947 1,552,797 61,150 3.9 (1) Includes Interbank deposits; Securities purchased under agreements to resell; Securities; and Other financial assets. Our Total assets increased by 3.9% as of September 30, 2019, compared to December 31, 2018, mainly due to an increase in our loan operations and lease operations portfolio and financial assets at fair value through profit or loss. This result was partially offset by a decrease in cash and compulsory deposits in the Central Bank of Brazil. These results are further described below: • Cash and compulsory deposits in the Central Bank of Brazil decreased by 12.5% as of September 30, 2019, compared to December 31, 2018, mainly due to: (i) R$25,703 million in dividends and interest on capital paid in the period and (ii) the decrease of R$7,015 million in compulsory deposits with the Central Bank, as a result of reduction of compulsory rates for time deposits from 33% as of December 31, 2018 to 31% as of September 30, 2019. • Loan operations and lease operations portfolio increased by 8.0% as of September 30, 2019, compared to December 31, 2018, mainly due to: (i) an increase of 8.6% in our individuals loan portfolio (credit origination increased by 22.2% in the nine-months period ended September 30, 2019, compared to the same period in 2018) and (ii) an increase of 17.5% in our micro/small and medium businesses portfolio (credit origination increased by 34.0% in the nine-months period ended September 30, 2019, compared to the same period in 2018). These increases were mainly driven by increased demand, such as an increase of 7.4% for credit cards and 17.2% for our personal loan portfolio. We also note that our corporate loan portfolio increased by 5.6% as of September 30, 2019, compared to December 31, 2018, especially in the third quarter of 2019. Credit origination in this segment increased by 23.9% in the nine-months period ended September 30, 2019, compared to the same period in 2018. Our foreign Loans Latin America increased by 4.7% as of September 30, 2019, compared to December 31, 2018, partly due to the result of exchange rates variations. As of September 30, As of December 31, Variation Loan and Lease Operations, by asset type 2019 2018 R$ million % (In millions of R$) Individuals 230,817 212,564 18,253 8.6 Credit card 84,069 78,255 5,814 7.4 Personal loans 34,613 29,543 5,070 17.2 Payroll Loans 49,564 46,878 2,686 5.7 Vehicles 17,968 15,920 2,048 12.9 Mortgage loans 44,603 41,968 2,635 6.3 Corporate 108,379 102,643 5,736 5.6 Micro/Small and Medium Businesses 8 0,849 6 8,812 12,037 17.5 Foreign Loans Latin America 159,163 152,072 7 ,091 4.7 Total Loan operations and lease operations portfolio 579,208 536,091 43,117 8.0 Please see “Note 10 — Loan operations and lease operations portfolio” to our unaudited interim 15 Balance Sheet We present below our summarized balance sheet – assets as of September 30, 2019 and December 31, 2018. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet. Variation As of September 30, As of December 31, Summarized Balance Sheet - Assets 2019 2018 R$ million % (In millions of R$) 114,854 131,307 (16,453) (12.5) Cash and compulsory deposits in the Central Bank of Brazil 1 ,030,419 994,759 35,660 3.6 Financial assets at amortized cost 5 79,208 5 36,091 43,117 8.0 Loan operations and lease operations portfolio (33,332) (33,373) 41 (0.1) (-) Provision for Expected Loss (1) 484,543 4 92,041 (7,498) (1.5) Other financial assets 5 8,688 4 9,323 9,365 19.0 Financial assets at fair value through other comprehensive income 3 10,029 2 86,646 23,383 8.2 Financial assets at fair value through profit or loss Investments in associates and join ventures, Fixed assets, Goodwill 54,626 47,932 6,694 14.0 and Intangible assets, assets held for sale and other assets Tax assets 45,331 42,830 2,501 5.8 Total assets 1,613,947 1,552,797 61,150 3.9 (1) Includes Interbank deposits; Securities purchased under agreements to resell; Securities; and Other financial assets. Our Total assets increased by 3.9% as of September 30, 2019, compared to December 31, 2018, mainly due to an increase in our loan operations and lease operations portfolio and financial assets at fair value through profit or loss. This result was partially offset by a decrease in cash and compulsory deposits in the Central Bank of Brazil. These results are further described below: • Cash and compulsory deposits in the Central Bank of Brazil decreased by 12.5% as of September 30, 2019, compared to December 31, 2018, mainly due to: (i) R$25,703 million in dividends and interest on capital paid in the period and (ii) the decrease of R$7,015 million in compulsory deposits with the Central Bank, as a result of reduction of compulsory rates for time deposits from 33% as of December 31, 2018 to 31% as of September 30, 2019. • Loan operations and lease operations portfolio increased by 8.0% as of September 30, 2019, compared to December 31, 2018, mainly due to: (i) an increase of 8.6% in our individuals loan portfolio (credit origination increased by 22.2% in the nine-months period ended September 30, 2019, compared to the same period in 2018) and (ii) an increase of 17.5% in our micro/small and medium businesses portfolio (credit origination increased by 34.0% in the nine-months period ended September 30, 2019, compared to the same period in 2018). These increases were mainly driven by increased demand, such as an increase of 7.4% for credit cards and 17.2% for our personal loan portfolio. We also note that our corporate loan portfolio increased by 5.6% as of September 30, 2019, compared to December 31, 2018, especially in the third quarter of 2019. Credit origination in this segment increased by 23.9% in the nine-months period ended September 30, 2019, compared to the same period in 2018. Our foreign Loans Latin America increased by 4.7% as of September 30, 2019, compared to December 31, 2018, partly due to the result of exchange rates variations. As of September 30, As of December 31, Variation Loan and Lease Operations, by asset type 2019 2018 R$ million % (In millions of R$) Individuals 230,817 212,564 18,253 8.6 Credit card 84,069 78,255 5,814 7.4 Personal loans 34,613 29,543 5,070 17.2 Payroll Loans 49,564 46,878 2,686 5.7 Vehicles 17,968 15,920 2,048 12.9 Mortgage loans 44,603 41,968 2,635 6.3 Corporate 108,379 102,643 5,736 5.6 Micro/Small and Medium Businesses 8 0,849 6 8,812 12,037 17.5 Foreign Loans Latin America 159,163 152,072 7 ,091 4.7 Total Loan operations and lease operations portfolio 579,208 536,091 43,117 8.0 Please see “Note 10 — Loan operations and lease operations portfolio” to our unaudited interim 15 consolidated financial statements for further details. • Other financial assets at amortized cost decreased by 1.5% as of September 30, 2019, compared to December 31, 2018 mainly due to the decrease of R$37,134 million in funding from securities under agreement to resell in the same period. This result was partially offset by: (i) an increase of R$5,300 million in interbank deposits and (ii) an increase of R$13,773 million the balance of in Brazilian government securities, government securities abroad and corporate debt securities, especially debentures. Please see “Note 4 — Interbank deposits and securities purchased under agreements to resell” and “Note 9 — Financial assets at amortized cost – Securities” to our unaudited interim consolidated financial statements for further details. • Financial assets at fair value through other comprehensive income increased by 19.0% as of September 30, 2019, compared to December 31, 2018, mainly due to an increase of R$7,946 million in the balance of Brazilian government securities held as part of our asset and liability management strategy. Please see “Note 8 — Financial Assets at Fair Value Through Other Comprehensive Income – Securities” to our unaudited interim consolidated financial statements for further details. • Financial assets at fair value through profit or loss increased by 8.2% as of September 30, 2019, compared to December 31, 2018, was mainly due to the increase of R$17,497 in derivatives and R$5,424 in corporate debt securities, especially debentures and negotiable shares. This result was partially offset by the decrease of R$3,154 in the balance of Brazilian government securities held by us, mostly due to market making activities and the maturity of these bonds. Please see “Note 5 — Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss - Securities” to our unaudited interim consolidated financial statements for further details. We present below our summarized balance sheet – liabilities and stockholders’ equity as of September 30, 2019 and December 31, 2018. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet. Variation As of September 30, As of December 31, Summarized Balance Sheet - Liabilities and 2019 2018 R$ million % stockholders' equity (In millions of R$) Financial Liabilities 1,189,689 1,151,237 38,452 3.3 At Amortized Cost 1,137,911 1,119,734 1 8,177 1.6 Deposits 490,838 463,424 2 7,414 5.9 Securities sold under repurchase agreements 280,761 330,237 (49,476) (15.0) Interbank market debt, Institutional market debt and 366,312 326,073 4 0,239 12.3 other financial liabilities At Fair Value Through Profit or Loss 47,718 27,711 2 0,007 72.2 Provision for Expected Loss 4,060 3,792 268 7.1 Reserves for insurance and private pension 213,837 201,187 1 2,650 6.3 Provisions 19,068 18,613 455 2.4 Tax liabilities 7,260 5,284 1,976 37.4 Other liabilities 40,231 26,010 14,221 54.7 Total liabilities 1,470,085 1,402,331 67,754 4.8 Total stockholders’ equity attributed to the owners of the 129,380 136,782 (7,402) (5.4) parent company Non-controlling interests 14,482 13,684 798 5.8 Total stockholders’ equity 143,862 150,466 (6,604) (4.4) Total liabilities and stockholders' equity 1,613,947 1,552,797 6 1,150 3.9 Total liabilities increased by 3.9% as of September 30, 2019 compared to December 31, 2018, mainly due to an increase in deposits, and interbank and institutional market debt and other financial liabilities. This result was partially offset by a decrease in securities sold under repurchase agreements at amortized cost. These results are 16 consolidated financial statements for further details. • Other financial assets at amortized cost decreased by 1.5% as of September 30, 2019, compared to December 31, 2018 mainly due to the decrease of R$37,134 million in funding from securities under agreement to resell in the same period. This result was partially offset by: (i) an increase of R$5,300 million in interbank deposits and (ii) an increase of R$13,773 million the balance of in Brazilian government securities, government securities abroad and corporate debt securities, especially debentures. Please see “Note 4 — Interbank deposits and securities purchased under agreements to resell” and “Note 9 — Financial assets at amortized cost – Securities” to our unaudited interim consolidated financial statements for further details. • Financial assets at fair value through other comprehensive income increased by 19.0% as of September 30, 2019, compared to December 31, 2018, mainly due to an increase of R$7,946 million in the balance of Brazilian government securities held as part of our asset and liability management strategy. Please see “Note 8 — Financial Assets at Fair Value Through Other Comprehensive Income – Securities” to our unaudited interim consolidated financial statements for further details. • Financial assets at fair value through profit or loss increased by 8.2% as of September 30, 2019, compared to December 31, 2018, was mainly due to the increase of R$17,497 in derivatives and R$5,424 in corporate debt securities, especially debentures and negotiable shares. This result was partially offset by the decrease of R$3,154 in the balance of Brazilian government securities held by us, mostly due to market making activities and the maturity of these bonds. Please see “Note 5 — Financial Assets at Fair Value Through Profit or Loss and Designated at Fair Value Through Profit or Loss - Securities” to our unaudited interim consolidated financial statements for further details. We present below our summarized balance sheet – liabilities and stockholders’ equity as of September 30, 2019 and December 31, 2018. Please see our unaudited interim consolidated financial statements for further details about our Consolidated Balance Sheet. Variation As of September 30, As of December 31, Summarized Balance Sheet - Liabilities and 2019 2018 R$ million % stockholders' equity (In millions of R$) Financial Liabilities 1,189,689 1,151,237 38,452 3.3 At Amortized Cost 1,137,911 1,119,734 1 8,177 1.6 Deposits 490,838 463,424 2 7,414 5.9 Securities sold under repurchase agreements 280,761 330,237 (49,476) (15.0) Interbank market debt, Institutional market debt and 366,312 326,073 4 0,239 12.3 other financial liabilities At Fair Value Through Profit or Loss 47,718 27,711 2 0,007 72.2 Provision for Expected Loss 4,060 3,792 268 7.1 Reserves for insurance and private pension 213,837 201,187 1 2,650 6.3 Provisions 19,068 18,613 455 2.4 Tax liabilities 7,260 5,284 1,976 37.4 Other liabilities 40,231 26,010 14,221 54.7 Total liabilities 1,470,085 1,402,331 67,754 4.8 Total stockholders’ equity attributed to the owners of the 129,380 136,782 (7,402) (5.4) parent company Non-controlling interests 14,482 13,684 798 5.8 Total stockholders’ equity 143,862 150,466 (6,604) (4.4) Total liabilities and stockholders' equity 1,613,947 1,552,797 6 1,150 3.9 Total liabilities increased by 3.9% as of September 30, 2019 compared to December 31, 2018, mainly due to an increase in deposits, and interbank and institutional market debt and other financial liabilities. This result was partially offset by a decrease in securities sold under repurchase agreements at amortized cost. These results are 16 detailed as follows: • Deposits increased by 5.9% as of September 30, 2019 compared to December 31, 2018, mainly due an increase of R$15,729 in time deposits, as a result of a migration from securities sold under repurchase agreement. Please see “Note 15 — Deposits” to our unaudited interim consolidated financial statements for further details. • Securities sold under repurchase agreements decreased by 15.0% as of September 30, 2019 compared to December 31, 2018, mainly due to the decrease of: (i) R$24,337 million in assets with right to sell or repledge the collateral; (ii) R$14,926 million in securities sold under resale agreements of own issue; and (iii) a decrease of R$7,936 million in Brazilian government securities. Please see “Note 17 — Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our unaudited interim consolidated financial statements for further details. • Interbank market debt, Institutional market debt and other financial liabilities increased by 12.3% as of September 30, 2019 compared to December 31, 2018, mainly due to: (i) increase of R$12,442 million in financial credit bills; (ii) increase of R$14,522 in import and export financing; and (iii) increase of R$3,281 in agribusiness credit bills, as a result of a change in our funding mix. Further, subordinated debt increased by 12.5% as of September 30, 2019 compared to December 31, 2018, mainly due to fund-raising (R$3,050 million) and the result of exchange rate variation (R$2,928 million) in respect of the balance of these debts. Please see “Note 17 — Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our unaudited interim consolidated financial statements for further details • Other liabilities increased by 54.7% as of September 30, 2019 compared to December 31, 2018, mainly due to the seasonal effect of floating funds at the end of every year. Please see “Note 18 — Other Assets and Liabilities” to our unaudited interim consolidated financial statements for further details • Stockholders’ equity attributable to the owners of the parent company decreased by 5.4% as of September 30, 2019 compared to December 31, 2018, mainly due to the payment of R$26,705 million in dividends and interest on capital, partially offset by R$19,098 million from net income in the nine-month period ended September 30, 2019. Please see “Consolidated Statement of Changes in Stockholders’ Equity” to our unaudited interim consolidated financial statements for further details Capital-to-risk-weighted assets ratio Our Tier I Capital ratio decreased by 70 basis points as a result of the payment of dividends and interest on capital. Further, our Risk-Weighted Assets (RWA) decreased by 60 basis points as a result of an increase of R$40,512 million, mainly due to higher exposure of Credit Risk-Weighted Assets (RWA ). This was partially offset by a 70 CPAD basis points resulting from the increase in net income and other equity changes for the third quarter of 2019. As of September 30, 2019, our Tier I capital ratio was 14.1% and our Common Equity Tier I ratio was 12.8%. As of September 30, 2019, our Additional Tier I Capital represented 130 basis points of our Tier I capital. 17 detailed as follows: • Deposits increased by 5.9% as of September 30, 2019 compared to December 31, 2018, mainly due an increase of R$15,729 in time deposits, as a result of a migration from securities sold under repurchase agreement. Please see “Note 15 — Deposits” to our unaudited interim consolidated financial statements for further details. • Securities sold under repurchase agreements decreased by 15.0% as of September 30, 2019 compared to December 31, 2018, mainly due to the decrease of: (i) R$24,337 million in assets with right to sell or repledge the collateral; (ii) R$14,926 million in securities sold under resale agreements of own issue; and (iii) a decrease of R$7,936 million in Brazilian government securities. Please see “Note 17 — Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our unaudited interim consolidated financial statements for further details. • Interbank market debt, Institutional market debt and other financial liabilities increased by 12.3% as of September 30, 2019 compared to December 31, 2018, mainly due to: (i) increase of R$12,442 million in financial credit bills; (ii) increase of R$14,522 in import and export financing; and (iii) increase of R$3,281 in agribusiness credit bills, as a result of a change in our funding mix. Further, subordinated debt increased by 12.5% as of September 30, 2019 compared to December 31, 2018, mainly due to fund-raising (R$3,050 million) and the result of exchange rate variation (R$2,928 million) in respect of the balance of these debts. Please see “Note 17 — Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our unaudited interim consolidated financial statements for further details • Other liabilities increased by 54.7% as of September 30, 2019 compared to December 31, 2018, mainly due to the seasonal effect of floating funds at the end of every year. Please see “Note 18 — Other Assets and Liabilities” to our unaudited interim consolidated financial statements for further details • Stockholders’ equity attributable to the owners of the parent company decreased by 5.4% as of September 30, 2019 compared to December 31, 2018, mainly due to the payment of R$26,705 million in dividends and interest on capital, partially offset by R$19,098 million from net income in the nine-month period ended September 30, 2019. Please see “Consolidated Statement of Changes in Stockholders’ Equity” to our unaudited interim consolidated financial statements for further details Capital-to-risk-weighted assets ratio Our Tier I Capital ratio decreased by 70 basis points as a result of the payment of dividends and interest on capital. Further, our Risk-Weighted Assets (RWA) decreased by 60 basis points as a result of an increase of R$40,512 million, mainly due to higher exposure of Credit Risk-Weighted Assets (RWA ). This was partially offset by a 70 CPAD basis points resulting from the increase in net income and other equity changes for the third quarter of 2019. As of September 30, 2019, our Tier I capital ratio was 14.1% and our Common Equity Tier I ratio was 12.8%. As of September 30, 2019, our Additional Tier I Capital represented 130 basis points of our Tier I capital. 17

Please see “Note 32 — Risk and Capital Management” to our unaudited interim consolidated financial statements for further details on our capital risk management. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. The Basel Committee on Banking Supervision requires a minimum of 100% for both the LCR and the NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figured to the Central Bank on a quarterly basis. We present below a discussion of our LCR and NSFR for the nine-months period ended September 30, 2019. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. As of September 30, 2019 As of December 31, 2018 Liquidity Coverage Ratio Total Weighted Value (average) (In millions of R$) 1 1 52.9 179.9 Total High Liquidity Assets (HQLA) 2 207.4 200.4 Cash Outflows 3 106.7 95.7 Cash Inflows Total Net Cash Outflows 100.6 104.7 LCR% 151.9% 171.7% (1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk; (2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749 (3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749 Our average LCR as of September 30, 2019 was 151.9% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. 18 Please see “Note 32 — Risk and Capital Management” to our unaudited interim consolidated financial statements for further details on our capital risk management. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. The Basel Committee on Banking Supervision requires a minimum of 100% for both the LCR and the NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figured to the Central Bank on a quarterly basis. We present below a discussion of our LCR and NSFR for the nine-months period ended September 30, 2019. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%. As of September 30, 2019 As of December 31, 2018 Liquidity Coverage Ratio Total Weighted Value (average) (In millions of R$) 1 1 52.9 179.9 Total High Liquidity Assets (HQLA) 2 207.4 200.4 Cash Outflows 3 106.7 95.7 Cash Inflows Total Net Cash Outflows 100.6 104.7 LCR% 151.9% 171.7% (1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk; (2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749 (3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749 Our average LCR as of September 30, 2019 was 151.9% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. 18

We calculate our NSFR according to the methodology established in Central Bank Circular 3,869/2017. The NSFR corresponds to the ratio of our available stable funds for the end of each period (recursos estáveis disponíveis, or ASF) to our required stable funds for the end of each period (recursos estáveis requeridos, or RSF). Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%. As of September 30, 2019 As of December 31, 2018 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 7 00.0 6 91.6 Total Required Stable Funding (RSF)² 595.9 5 41.6 NSFR (% ) 117.5% 127.7% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017. (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017. As of September 30, 2019, our ASF totaled R$700.0 million, mainly due to capital and retail and wholesale funding, and our RSF totaled R$595.9 million, particularly due to loans and financing with wholesale and retail customers, central governments and transactions with central Banks. As of September 30, 2019, our NSFR was 117.5% and, accordingly, above Central Bank requirements. B. Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of September 30, 2019 and 2018: (In millions of R$) As of September 30, 2019 Average Cash in Cash Flows (1) 2019 2018 Balance Cash and deposits on demand 27,721 29,467 31,593 Funded positions of securities purchased under agreements to resell 2 6,474 54,901 36,806 Unencumbered government securities 114,953 87,848 90,396 Operational reserve 169,148 172,216 158,795 (1) Average calculated based on unaudited interim financial statements. Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to “Note 15 — Deposits” to our unaudited interim consolidated financial statements for further details about funding. 19 We calculate our NSFR according to the methodology established in Central Bank Circular 3,869/2017. The NSFR corresponds to the ratio of our available stable funds for the end of each period (recursos estáveis disponíveis, or ASF) to our required stable funds for the end of each period (recursos estáveis requeridos, or RSF). Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%. As of September 30, 2019 As of December 31, 2018 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 7 00.0 6 91.6 Total Required Stable Funding (RSF)² 595.9 5 41.6 NSFR (% ) 117.5% 127.7% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017. (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017. As of September 30, 2019, our ASF totaled R$700.0 million, mainly due to capital and retail and wholesale funding, and our RSF totaled R$595.9 million, particularly due to loans and financing with wholesale and retail customers, central governments and transactions with central Banks. As of September 30, 2019, our NSFR was 117.5% and, accordingly, above Central Bank requirements. B. Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of September 30, 2019 and 2018: (In millions of R$) As of September 30, 2019 Average Cash in Cash Flows (1) 2019 2018 Balance Cash and deposits on demand 27,721 29,467 31,593 Funded positions of securities purchased under agreements to resell 2 6,474 54,901 36,806 Unencumbered government securities 114,953 87,848 90,396 Operational reserve 169,148 172,216 158,795 (1) Average calculated based on unaudited interim financial statements. Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to “Note 15 — Deposits” to our unaudited interim consolidated financial statements for further details about funding. 19

Capital Expenditures As of September 30, As of December 31, Variation Capital Expenditures 2019 2018 R$ million % (In million of R$) Fixed Assets 1,157 1,483 -326 (22.0) Fixed assets under construction 308 474 -166 (35.0) Land and buildings 47 - 47 - Leasehold improvements 36 35 1 2.9 Furniture and data processing equipment 699 845 -146 (17.3) Other 67 129 -62 (48.1) Intangible Assets 1,771 1381 390 2 8.2 Acquisition of rights to credit payroll - 8 -8 (100.0) Association for the promotion and offer of financial products and services - 1 -1 (100.0) Software developed or obtained for internal use 1,425 964 461 4 7.8 Other intangibles 346 408 -62 (15.2) Total 2,928 2,864 64 2.2 Please see “Note 13 — Fixed Assets” and “Note 14 — Goodwill and Intangible Assets” to our unaudited interim consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of September 30, 2019. The information described is derived from our unaudited interim consolidated financial statements as of and for the nine-month period ended September 30, 2019. As of the date of this current report on Form 6-K, there has been no material change in our capitalization since September 30, 2019. 20 Capital Expenditures As of September 30, As of December 31, Variation Capital Expenditures 2019 2018 R$ million % (In million of R$) Fixed Assets 1,157 1,483 -326 (22.0) Fixed assets under construction 308 474 -166 (35.0) Land and buildings 47 - 47 - Leasehold improvements 36 35 1 2.9 Furniture and data processing equipment 699 845 -146 (17.3) Other 67 129 -62 (48.1) Intangible Assets 1,771 1381 390 2 8.2 Acquisition of rights to credit payroll - 8 -8 (100.0) Association for the promotion and offer of financial products and services - 1 -1 (100.0) Software developed or obtained for internal use 1,425 964 461 4 7.8 Other intangibles 346 408 -62 (15.2) Total 2,928 2,864 64 2.2 Please see “Note 13 — Fixed Assets” and “Note 14 — Goodwill and Intangible Assets” to our unaudited interim consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of September 30, 2019. The information described is derived from our unaudited interim consolidated financial statements as of and for the nine-month period ended September 30, 2019. As of the date of this current report on Form 6-K, there has been no material change in our capitalization since September 30, 2019. 20

As of September 30, 2019 Capitalization (1) R$ US$ (In millions of R$ or US$, except percentages) Current liabilities Deposits 334,112 80,231 Securities sold under repurchase agreements 229,713 55,161 Financial liabilities designated at fair value through profit or loss 54 13 Derivatives 16,918 4,063 Interbank market debt 109,914 26,394 Institutional market debt 12,701 3,050 Other financial liabilities 96,131 23,084 Reserves for insurance and private pension 2,972 714 Provisions 4,689 1,126 Tax liabilities 4,679 1,124 Other liabilities 38,617 9,273 Total 850,500 204,233 Long-term liabilities Deposits 156,726 37,635 Securities sold under repurchase agreements 51,048 12,258 Financial liabilities designated at fair value through profit or loss 150 36 Derivatives 30,596 7,347 Interbank market debt 51,867 12,455 Institutional market debt 89,480 21,487 Other financial liabilities 6,219 1,493 Reserves for insurance and private pension 210,865 50,635 Provision for Expected Loss 4,060 975 Provisions 14,379 3,453 Tax liabilities 2,294 551 Other liabilities 1,614 388 Total 619,298 148,713 Income tax and social contribution - deferred 287 69 Non-controlling interests 14,482 3,478 (2) 129,380 31,068 Stockholders’ equity attributed to the owners of the parent company (3) 1,613,947 387,558 Total capitalization (4) 15.4% BIS ratio (1) Solely for the convenience of the reader, Brazilian reais amounts, as of and for the nine-month period ended September 30, 2019 has been translated in U.S. dollars at the rate as reported by Central Bank on September 30, 2019 (the amount prevailing on September 30, 2019) of R$4.1644 per U.S.$1.00. These translations should not be considered representations that any amounts have been, could have been or could be converted in U.S. dollars at that or any other exchange rate as of that or any other date, and the amounts converted in U.S. dollars are not in accordance with generally accepted accounting principles. (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,785,705,852 preferred shares, all of which are fully paid. (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity. (4) Calculated by dividing total regulatory capital by risk weight assets. Capital Management Capital Adequacy Through ICAAP (Internal Capital Adequacy Assessment Process), we assess the adequacy of our capital to face incurred risks, composed of regulatory capital for credit, market and operational risks and the necessary capital to cover other risks. 21 As of September 30, 2019 Capitalization (1) R$ US$ (In millions of R$ or US$, except percentages) Current liabilities Deposits 334,112 80,231 Securities sold under repurchase agreements 229,713 55,161 Financial liabilities designated at fair value through profit or loss 54 13 Derivatives 16,918 4,063 Interbank market debt 109,914 26,394 Institutional market debt 12,701 3,050 Other financial liabilities 96,131 23,084 Reserves for insurance and private pension 2,972 714 Provisions 4,689 1,126 Tax liabilities 4,679 1,124 Other liabilities 38,617 9,273 Total 850,500 204,233 Long-term liabilities Deposits 156,726 37,635 Securities sold under repurchase agreements 51,048 12,258 Financial liabilities designated at fair value through profit or loss 150 36 Derivatives 30,596 7,347 Interbank market debt 51,867 12,455 Institutional market debt 89,480 21,487 Other financial liabilities 6,219 1,493 Reserves for insurance and private pension 210,865 50,635 Provision for Expected Loss 4,060 975 Provisions 14,379 3,453 Tax liabilities 2,294 551 Other liabilities 1,614 388 Total 619,298 148,713 Income tax and social contribution - deferred 287 69 Non-controlling interests 14,482 3,478 (2) 129,380 31,068 Stockholders’ equity attributed to the owners of the parent company (3) 1,613,947 387,558 Total capitalization (4) 15.4% BIS ratio (1) Solely for the convenience of the reader, Brazilian reais amounts, as of and for the nine-month period ended September 30, 2019 has been translated in U.S. dollars at the rate as reported by Central Bank on September 30, 2019 (the amount prevailing on September 30, 2019) of R$4.1644 per U.S.$1.00. These translations should not be considered representations that any amounts have been, could have been or could be converted in U.S. dollars at that or any other exchange rate as of that or any other date, and the amounts converted in U.S. dollars are not in accordance with generally accepted accounting principles. (2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,785,705,852 preferred shares, all of which are fully paid. (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity. (4) Calculated by dividing total regulatory capital by risk weight assets. Capital Management Capital Adequacy Through ICAAP (Internal Capital Adequacy Assessment Process), we assess the adequacy of our capital to face incurred risks, composed of regulatory capital for credit, market and operational risks and the necessary capital to cover other risks. 21

In order to ensure the soundness and the availability of our capital to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. As of September 30, 2019, our Total Capital was R$ 136,755 million, a decrease of R$ 10,273 million when compared to December 31, 2018. As of September 30, 2019, our Capital Ratio was 15.4%, a decrease of 260 basis points compared to December 31, 2018 mainly due to: (i) dividends and interest on stockholders’ equity in respect of profits for the year ended in December 31, 2018, (ii) Additional Tier II phase-out update and an increase of risk weighted assets, which was partially offset by our net income of the period and the Additional Tier I Capital issued in January 2019 and approved by the Central Bank in February 2019. As of September 30, 2019 As of December 31, 2018 Capital Composition Variation Prudential Conglomerate (In millions of R$) (%) Tier I 1 24,856 1 31,154 (4.8) (1) 1 13,235 1 23,358 (8.2) Common Equity Tier I (2) 1 1,621 7,796 49.1 Additional Tier I Capital (3) 1 1,899 1 5,874 (25.0) Tier II Total Capital ( Patrimònio de Referência - PR) 1 36,755 147,028 (7.0) Required Capital (minimum PR) 71,001 70,559 0.6 Excess Capital in relation to Required Capital 65,754 76,469 (14.0) (4) 31,063 19,429 59.9 Additional Common Equity Tier I requirement (ACP ) requirement Risk weighted assets (RWA) 8 87,513 818,072 8 .5 (1) Sum of social capital, reserves and retained earnings, net from deductions and regulatory adjustments (prudential adjustments). (2) Comprised of instruments of a perpetual nature, which meet eligibility requirements. (3) Comprised of subordinated debt with defined maturity dates that meet eligibility requirements. (4) Comprised of the sum of the components ACP , ACP and ACP . Conservation Countercyclical Systemic Capital ratios As of September 30, 2019 As of December 31, 2018 Capital Ratios Prudential Conglomerate (%) Basel ratio 15.4% 18.0% Tier I 14.1% 16.0% Common Equity Tier I 12.8% 15.1% Additional Tier I Capital 1.3% 1.0% Tier II 1.3% 1.9% Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included as part of the Prudential Conglomerate, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which Itaú Unibanco Group retains substantially risks and rewards. Please see “Note 32 — Risk and Capital Management, 1.4 Maximum Exposure of Financial Assets to Credit Risk,” “Note 32 — 2. Market Risk – 2.1 VaR - Consolidated Itaú Unibanco Holding” and “Note 32 — 3. Liquidity Risk” to our unaudited interim consolidated financial statements for details about Capital Management, VaR Consolidated Itaú Unibanco and Exchange Rate Sensitivity. E. Off-Balance Sheet Arrangements 22 In order to ensure the soundness and the availability of our capital to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. As of September 30, 2019, our Total Capital was R$ 136,755 million, a decrease of R$ 10,273 million when compared to December 31, 2018. As of September 30, 2019, our Capital Ratio was 15.4%, a decrease of 260 basis points compared to December 31, 2018 mainly due to: (i) dividends and interest on stockholders’ equity in respect of profits for the year ended in December 31, 2018, (ii) Additional Tier II phase-out update and an increase of risk weighted assets, which was partially offset by our net income of the period and the Additional Tier I Capital issued in January 2019 and approved by the Central Bank in February 2019. As of September 30, 2019 As of December 31, 2018 Capital Composition Variation Prudential Conglomerate (In millions of R$) (%) Tier I 1 24,856 1 31,154 (4.8) (1) 1 13,235 1 23,358 (8.2) Common Equity Tier I (2) 1 1,621 7,796 49.1 Additional Tier I Capital (3) 1 1,899 1 5,874 (25.0) Tier II Total Capital ( Patrimònio de Referência - PR) 1 36,755 147,028 (7.0) Required Capital (minimum PR) 71,001 70,559 0.6 Excess Capital in relation to Required Capital 65,754 76,469 (14.0) (4) 31,063 19,429 59.9 Additional Common Equity Tier I requirement (ACP ) requirement Risk weighted assets (RWA) 8 87,513 818,072 8 .5 (1) Sum of social capital, reserves and retained earnings, net from deductions and regulatory adjustments (prudential adjustments). (2) Comprised of instruments of a perpetual nature, which meet eligibility requirements. (3) Comprised of subordinated debt with defined maturity dates that meet eligibility requirements. (4) Comprised of the sum of the components ACP , ACP and ACP . Conservation Countercyclical Systemic Capital ratios As of September 30, 2019 As of December 31, 2018 Capital Ratios Prudential Conglomerate (%) Basel ratio 15.4% 18.0% Tier I 14.1% 16.0% Common Equity Tier I 12.8% 15.1% Additional Tier I Capital 1.3% 1.0% Tier II 1.3% 1.9% Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included as part of the Prudential Conglomerate, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which Itaú Unibanco Group retains substantially risks and rewards. Please see “Note 32 — Risk and Capital Management, 1.4 Maximum Exposure of Financial Assets to Credit Risk,” “Note 32 — 2. Market Risk – 2.1 VaR - Consolidated Itaú Unibanco Holding” and “Note 32 — 3. Liquidity Risk” to our unaudited interim consolidated financial statements for details about Capital Management, VaR Consolidated Itaú Unibanco and Exchange Rate Sensitivity. E. Off-Balance Sheet Arrangements 22

We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 — Fixed Assets,” “Note 14 — Goodwill and Intangible Assets,” “Note 32 — Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 — 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our unaudited interim consolidated financial statements. RECENT DEVELOPMENTS Regulatory Environment Regulation of the transfer of customer data by financial institutions to database managers On July 29, 2019, the CMN enacted CMN Resolution 4,737/19. This resolution regulates the provision of financial data of individuals and corporate entities by financial institutions to credit database managers, as defined by Law No. 12,414. Pursuant to CMN Resolution 4,737/19, we are required to furnish to credit database managers information in respect of clients as to: (i) loan transactions; (ii) leasing transactions, (iii) loans entered into with collective financing plans (consórcios); and (iv) other transactions that may be qualified as loans. Further, CMN Resolution 4,737/19 provides for the criteria for the registration of database managers by the Central Bank, such as the identification of the natural and legal persons that comprise the control group of the database manager, as well as the designation of the officer responsible for the database management and the officer responsible for the information security policy. CMN Resolution 4,737/19 came into effect on July 29, 2019. The COAF becomes a government agency subordinated to the Central Bank On August 19, 2019, the President of Brazil issued Provisional Measure No. 893, which renamed the COAF the Financial Intelligence Unit (“FIU”). Provisional Measure No. 893 came into effect on August 19, 2019 and must be written into law by the Brazilian Congress within 120 days of its publication. Should the Brazilian Congress not convert Provisional Measure No. 893 into law within 120 days of its publication, it will cease to be effective. The COAF was created pursuant to Law No. 9,613, of March 3, 1998. Pursuant to Law No. 9,613, COAF had the authority to sanction and apply administrative penalties in respect of financial crimes such as money laundering, concealment of property, and financing of terrorism. Further, the COAF also had authority to review, examine and identify suspected instances of illegal activities related to such financial crimes. The COAF was subordinated to the Ministry of the Economy and was composed of eleven councilors, who necessarily were civil servants appointed by the Minister of Economy. The FIU has replaced COAF and is subordinated to the Central Bank. Its board will consist of eleven directors, appointed by the President of the Central Bank and chosen among Brazilian citizens. The directors are required to have an untarnished reputation and should be experienced in matters relating to the prevention, detection and reporting of money laundering. Pursuant to the Provisional Measure No. 893, the FIU has become the entity with authority to impose administrative sanctions provided for in article 12 of Law 9,613/98. Accordingly, the Central Bank, acting through the FIU, now has sanctioning power to file administrative proceedings and impose administrative sanctions against individuals and legal entities not related to the financial sector or payments that have committed infractions related to the crimes provided for by the law concerning the prevention of money laundering (Law 9.613/98). 23 We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13 — Fixed Assets,” “Note 14 — Goodwill and Intangible Assets,” “Note 32 — Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 — 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our unaudited interim consolidated financial statements. RECENT DEVELOPMENTS Regulatory Environment Regulation of the transfer of customer data by financial institutions to database managers On July 29, 2019, the CMN enacted CMN Resolution 4,737/19. This resolution regulates the provision of financial data of individuals and corporate entities by financial institutions to credit database managers, as defined by Law No. 12,414. Pursuant to CMN Resolution 4,737/19, we are required to furnish to credit database managers information in respect of clients as to: (i) loan transactions; (ii) leasing transactions, (iii) loans entered into with collective financing plans (consórcios); and (iv) other transactions that may be qualified as loans. Further, CMN Resolution 4,737/19 provides for the criteria for the registration of database managers by the Central Bank, such as the identification of the natural and legal persons that comprise the control group of the database manager, as well as the designation of the officer responsible for the database management and the officer responsible for the information security policy. CMN Resolution 4,737/19 came into effect on July 29, 2019. The COAF becomes a government agency subordinated to the Central Bank On August 19, 2019, the President of Brazil issued Provisional Measure No. 893, which renamed the COAF the Financial Intelligence Unit (“FIU”). Provisional Measure No. 893 came into effect on August 19, 2019 and must be written into law by the Brazilian Congress within 120 days of its publication. Should the Brazilian Congress not convert Provisional Measure No. 893 into law within 120 days of its publication, it will cease to be effective. The COAF was created pursuant to Law No. 9,613, of March 3, 1998. Pursuant to Law No. 9,613, COAF had the authority to sanction and apply administrative penalties in respect of financial crimes such as money laundering, concealment of property, and financing of terrorism. Further, the COAF also had authority to review, examine and identify suspected instances of illegal activities related to such financial crimes. The COAF was subordinated to the Ministry of the Economy and was composed of eleven councilors, who necessarily were civil servants appointed by the Minister of Economy. The FIU has replaced COAF and is subordinated to the Central Bank. Its board will consist of eleven directors, appointed by the President of the Central Bank and chosen among Brazilian citizens. The directors are required to have an untarnished reputation and should be experienced in matters relating to the prevention, detection and reporting of money laundering. Pursuant to the Provisional Measure No. 893, the FIU has become the entity with authority to impose administrative sanctions provided for in article 12 of Law 9,613/98. Accordingly, the Central Bank, acting through the FIU, now has sanctioning power to file administrative proceedings and impose administrative sanctions against individuals and legal entities not related to the financial sector or payments that have committed infractions related to the crimes provided for by the law concerning the prevention of money laundering (Law 9.613/98). 23

Prior to the enactment of Provisional Measure No. 893, the Central Bank's sanctioning authority in respect of money laundering and terrorist financing crimes was limited to offenses committed by (i) financial institutions, (ii) other institutions supervised by the Central Bank, (iii) members of the Brazilian Payment System, and (iv) individuals acting as directors and officers of financial or payment institutions, pursuant to Circular No. 3,858 of November 14, 2017. Provisional Measure No. 893 also grants the Central Bank the authority to regulate administrative sanctions proceedings within the FIU, including their sequence, term and criteria for the increase or reduction of penalties. These regulations are still to be issued by the Central Bank and are expected to be in accordance with the standards already issued by the Central Bank regarding punitive administrative proceedings within the National Financial System and the Brazilian Payments System. Pursuant to article 62 of the Brazilian Constitution the President of Brazil may enact provisional measures with the effect of law in “relevant and urgent cases.” Any such provisional measure must be promptly submitted to the Brazilian Congress, which may write any such provisional measure into law or reject it, within 60 days, which may be extended for a further 60 days. Securities brokerage and dealership companies allowed to lend their own securities to their customers On August 29, 2019, the CMN adopted Resolution 4,750/19 allowing securities brokerage and dealership companies (companhias corretoras e distribuidoras de títulos e valores mobiliários) to lend securities to their clients by repealing CMN Resolutions 1,655/89 and 1,120/86. Accordingly, securities brokerage and dealership companies may lend securities to their clients who may, in turn, use them as collateral for transactions in which the institution itself acts a lender. Such transactions consist of the transfer of assets from the institution: (i) to the customer, in conjunction with the transfer of that asset to the clearinghouse or clearing and settlement service provider; or (ii) to the clearinghouse or clearing and settlement service provider on behalf of the customer through powers established in a formal written power of attorney. In either case, the asset or pool of assets return to initial positions held before entering into the transaction. To offer this service, securities brokerage and dealership companies must appoint a director responsible for such transactions. CMN Resolution 4,750/19 came into effect on September 2, 2019. Inclusion of exceptions to the banks’ obligation to provide in-person customer services On August 29, 2019, the CMN Resolution 4,746/19 was published, amending provisions of CMN Resolution 3,694/09. According to the new rule, financial institutions and other institutions authorized to operate by the Central Bank are forbidden to prevent access, refuse, hinder or impose restrictions on face-to-face customer service in their facilities, except for: (i) the collection or collection services such as receipt of taxes and bills, social security payments, services to other financial institutions and complementary or subsidiary activities, and other services, when linked to the collection and payment of public interest, when (a) there is no contract or agreement for its provision between the financial institution and the beneficiary entity, or (b) the respective contract or agreement is not compatible with the counters of the institution's premises; (ii) the receipt of payment slips referred to in Circular No. 3,598, of June 6, 2012, issued in noncompliance with the standard, specifications or requirements in force for the instrument; (iii) the receipt of documents upon payment by check; (iv) institutions that do not have physical agencies or agencies of institutions without cash counters; (v) the service stations installed in the premises of a public administration body or entity or a private company with cash counters, in which services are provided in the exclusive interest of the respective body or entity and its servants or the respective company and its employees and managers; and (vi) the exceptional situations provided for in the legislation or specific regulation. 24 Prior to the enactment of Provisional Measure No. 893, the Central Bank's sanctioning authority in respect of money laundering and terrorist financing crimes was limited to offenses committed by (i) financial institutions, (ii) other institutions supervised by the Central Bank, (iii) members of the Brazilian Payment System, and (iv) individuals acting as directors and officers of financial or payment institutions, pursuant to Circular No. 3,858 of November 14, 2017. Provisional Measure No. 893 also grants the Central Bank the authority to regulate administrative sanctions proceedings within the FIU, including their sequence, term and criteria for the increase or reduction of penalties. These regulations are still to be issued by the Central Bank and are expected to be in accordance with the standards already issued by the Central Bank regarding punitive administrative proceedings within the National Financial System and the Brazilian Payments System. Pursuant to article 62 of the Brazilian Constitution the President of Brazil may enact provisional measures with the effect of law in “relevant and urgent cases.” Any such provisional measure must be promptly submitted to the Brazilian Congress, which may write any such provisional measure into law or reject it, within 60 days, which may be extended for a further 60 days. Securities brokerage and dealership companies allowed to lend their own securities to their customers On August 29, 2019, the CMN adopted Resolution 4,750/19 allowing securities brokerage and dealership companies (companhias corretoras e distribuidoras de títulos e valores mobiliários) to lend securities to their clients by repealing CMN Resolutions 1,655/89 and 1,120/86. Accordingly, securities brokerage and dealership companies may lend securities to their clients who may, in turn, use them as collateral for transactions in which the institution itself acts a lender. Such transactions consist of the transfer of assets from the institution: (i) to the customer, in conjunction with the transfer of that asset to the clearinghouse or clearing and settlement service provider; or (ii) to the clearinghouse or clearing and settlement service provider on behalf of the customer through powers established in a formal written power of attorney. In either case, the asset or pool of assets return to initial positions held before entering into the transaction. To offer this service, securities brokerage and dealership companies must appoint a director responsible for such transactions. CMN Resolution 4,750/19 came into effect on September 2, 2019. Inclusion of exceptions to the banks’ obligation to provide in-person customer services On August 29, 2019, the CMN Resolution 4,746/19 was published, amending provisions of CMN Resolution 3,694/09. According to the new rule, financial institutions and other institutions authorized to operate by the Central Bank are forbidden to prevent access, refuse, hinder or impose restrictions on face-to-face customer service in their facilities, except for: (i) the collection or collection services such as receipt of taxes and bills, social security payments, services to other financial institutions and complementary or subsidiary activities, and other services, when linked to the collection and payment of public interest, when (a) there is no contract or agreement for its provision between the financial institution and the beneficiary entity, or (b) the respective contract or agreement is not compatible with the counters of the institution's premises; (ii) the receipt of payment slips referred to in Circular No. 3,598, of June 6, 2012, issued in noncompliance with the standard, specifications or requirements in force for the instrument; (iii) the receipt of documents upon payment by check; (iv) institutions that do not have physical agencies or agencies of institutions without cash counters; (v) the service stations installed in the premises of a public administration body or entity or a private company with cash counters, in which services are provided in the exclusive interest of the respective body or entity and its servants or the respective company and its employees and managers; and (vi) the exceptional situations provided for in the legislation or specific regulation. 24

The rule also prohibits the imposition of restrictions by financial institutions on the number of documents, transactions per person, as well as on the maximum or minimum amounts to be paid or received, or on the ability of the customer or user to opt for payments in kind, except as provided for in specific legislation or regulations. CMN Resolution 4,746/19 came into effect on August 29, 2019 the date of its publication. Declaration of the Rights of Economic Freedom On September 20, 2019, the President of Brazil sanctioned Law No. 13,874, commonly referred to as the “Economic Freedom Law.”. The purpose of the new law is to reduce bureaucracy and to facilitate the incorporation and operations of companies. This law provided for a number of scenarios to be avoided by the governmental authorities in order to reduce abuse of regulatory power. Pursuant to this law, low-risk economic activities may be conducted using the entrepreneur’s property, or the property of consenting third parties, without the need for any public acts. Further, civil servants may not require, under the pretext of tax registration, make requirements of any other nature in order to mitigate the effects of article 3, I of the Economic Freedom Law. The Economic Freedom Law came into effect on September 20, 2019. New regulation regarding the opening, maintenance and closing of deposit accounts On September 26, 2019, the CMN enacted CMN Resolution 4,753/19, providing criteria for the opening, maintenance and closing of deposit accounts. CMN Resolution 4,753/19 replaced CMN Resolution 2,025/93 and other related resolutions, as well as well as amending CMN Resolution 3,972/11. The new regulation no longer requires filling account holders information and colleting documents. Otherwise, determines that financial institutions must adopt procedures and controls that allow the verification and validation of the identity and qualification of the account holders and, if applicable, their representatives, as well as the authenticity of the information provided by the client. This information must be kept updated by the financial institution. CMN Resolution 4,753/19 also sets forth requirements for the execution of deposit account service agreements, which include: (i) the procedures for identification and qualification of the account holders; (ii) the characteristics of the account and the basic rules of its operation, including available forms of transaction, procedures for charging fees and deadlines for providing receipts and other documents; (iii) security measures for account transaction purposes; (iv) the rights and obligations of account holders; (v) any limits to the balance kept in the account and to the contribution of resources; (vi) the procedures for updating the information of the holders; (vii) the possibility of inclusion of the holder’s name in the non-sufficient funds check registry, in accordance with the regulations in force, in case of non-sufficient fund check, with the return of the checks held by the holder if the account can be moved by check; and (viii) the assumptions, conditions and procedures for account closure. In addition, CMN Resolution 4,753/19 defines the minimum requirements for the closing of deposits account, which include: (i) communication between the parties of the intention to terminate the contract, stating the reasons for the termination; (ii) indication by the client of the allocation of any creditor balance in the account, which should include the transfer of funds to a miscellaneous account at his own or another institution or the placing of funds at his disposal for later withdrawal in kind; (iii) return by the customer of unused check sheets or the cancellation by the institution; (iv) provision of information by the institution to the account holder about the period for the adoption of the measures related to the termination of the contract (limited to thirty calendar days, counting from the initial communication date), the procedures for payment of commitments assumed with the institution or arising from legal provisions, and the products and services which the holder may contract with the institution that remain active or which are terminated with the deposit account; and (v) communication to the account holder about the account closing date or the reasons that make it impossible for the account to be closed, after the deadline mentioned in item (iv), above. 25 The rule also prohibits the imposition of restrictions by financial institutions on the number of documents, transactions per person, as well as on the maximum or minimum amounts to be paid or received, or on the ability of the customer or user to opt for payments in kind, except as provided for in specific legislation or regulations. CMN Resolution 4,746/19 came into effect on August 29, 2019 the date of its publication. Declaration of the Rights of Economic Freedom On September 20, 2019, the President of Brazil sanctioned Law No. 13,874, commonly referred to as the “Economic Freedom Law.”. The purpose of the new law is to reduce bureaucracy and to facilitate the incorporation and operations of companies. This law provided for a number of scenarios to be avoided by the governmental authorities in order to reduce abuse of regulatory power. Pursuant to this law, low-risk economic activities may be conducted using the entrepreneur’s property, or the property of consenting third parties, without the need for any public acts. Further, civil servants may not require, under the pretext of tax registration, make requirements of any other nature in order to mitigate the effects of article 3, I of the Economic Freedom Law. The Economic Freedom Law came into effect on September 20, 2019. New regulation regarding the opening, maintenance and closing of deposit accounts On September 26, 2019, the CMN enacted CMN Resolution 4,753/19, providing criteria for the opening, maintenance and closing of deposit accounts. CMN Resolution 4,753/19 replaced CMN Resolution 2,025/93 and other related resolutions, as well as well as amending CMN Resolution 3,972/11. The new regulation no longer requires filling account holders information and colleting documents. Otherwise, determines that financial institutions must adopt procedures and controls that allow the verification and validation of the identity and qualification of the account holders and, if applicable, their representatives, as well as the authenticity of the information provided by the client. This information must be kept updated by the financial institution. CMN Resolution 4,753/19 also sets forth requirements for the execution of deposit account service agreements, which include: (i) the procedures for identification and qualification of the account holders; (ii) the characteristics of the account and the basic rules of its operation, including available forms of transaction, procedures for charging fees and deadlines for providing receipts and other documents; (iii) security measures for account transaction purposes; (iv) the rights and obligations of account holders; (v) any limits to the balance kept in the account and to the contribution of resources; (vi) the procedures for updating the information of the holders; (vii) the possibility of inclusion of the holder’s name in the non-sufficient funds check registry, in accordance with the regulations in force, in case of non-sufficient fund check, with the return of the checks held by the holder if the account can be moved by check; and (viii) the assumptions, conditions and procedures for account closure. In addition, CMN Resolution 4,753/19 defines the minimum requirements for the closing of deposits account, which include: (i) communication between the parties of the intention to terminate the contract, stating the reasons for the termination; (ii) indication by the client of the allocation of any creditor balance in the account, which should include the transfer of funds to a miscellaneous account at his own or another institution or the placing of funds at his disposal for later withdrawal in kind; (iii) return by the customer of unused check sheets or the cancellation by the institution; (iv) provision of information by the institution to the account holder about the period for the adoption of the measures related to the termination of the contract (limited to thirty calendar days, counting from the initial communication date), the procedures for payment of commitments assumed with the institution or arising from legal provisions, and the products and services which the holder may contract with the institution that remain active or which are terminated with the deposit account; and (v) communication to the account holder about the account closing date or the reasons that make it impossible for the account to be closed, after the deadline mentioned in item (iv), above. 25

The rule also requires financial institutions to ensure, through the procedures and technology used for the opening, maintaining and closing of deposit accounts, the integrity authenticity and confidentiality, as well as the protection against unauthorized access, use, alteration, reproduction and destruction, of the information and the electronic documents used by them during the process. CMN Resolution 4,753/19 will come into effect on January 1, 2020. Banks may use their own pricing model on real estate financing On September 29, 2019, the CMN enacted Resolution 4,754/19, amending CMN Resolution 4,676/18. Pursuant to CMN Resolution 4,754/19, financial institutions and other institutions authorized to operate by the Central Bank are allowed to use a pricing model to determine the appraisal value of property for real estate financing transactions, provided that certain requirements are met. These requirements are as follows, that: (i) the model is based on consistent criteria and assumptions, which are documented and may be verified; (ii) the model and the internal risk management and collateral monitoring systems are capable of demonstrating that the risk analysis of the transactions is sufficient to waive a physical inspection of the property; (iii) the persons responsible for the models do not have any connection with the institution's loan department or with other departments that may lead to a conflict of interest or a deficiency in the separation of duties; and (iv) the model generates an individualized property valuation report, including the examination of the relevant aspects and the risks inherent in estimating the value of the property. Resolution 4,754/19 provides more legal certainty for financial institutions when determining the appraisal value of financed real estate assets. CMN Resolution 4,754/19 came into effect on September 26, 2019. Foreign participation in the National Financial System depends only on Central Bank’s approval On September 26, 2019, the President of Brazil enacted Decree No. 10,029 authorizing the Central Bank to recognize as an interest of the Brazilian government the participation or increase of foreign participation in the capital of financial institutions headquartered in Brazil, as well as the opening of local branches of foreign financial institutions. Foreign participation in the National Financial System is only permitted if deemed to be in the interest of the Brazilian government. Accordingly, prior to the enactment of Decree 10,029/19, foreign financial institutions who wished to operate in the National Financial System required an expression of interest from the Brazilian government by means of the issuance of a presidential decree. This requirement traditionally increased the term and unpredictability of the authorization process. Further, foreign financial institutions, were also required to undergo a technical authorization process with the Central Bank. Decree 10,029/19 grants the CMN and the Central Bank authority to issue regulation establishing the requirements to recognize interests of the Brazilian government. As of the date of this Form 6-K, the criteria for obtaining specific presidential decrees are provided for in Central Bank Circular No. 3,317, of March 29, 2006, as amended, which is likely to be adapted to reflect the new regulatory framework. Decree No. 10,029/19 came into effect on September 27, 2019. Provisional Measure authorizes the issuing of credit instruments electronically On October 1, 2019, the President of Brazil enacted Provisional Measure No. 897, which provides for the (i) creation of a new credit instrument, the rural real estate note (cédula imobiliária rural), a new collateral arrangement (fundo de aval fraterno) and a new rural real estate guarantee over credit instruments (patrimônio de afetação), with the purpose of advancing agribusiness financing in Brazil; (ii) amended the rules governing agribusinesses credit instruments and certificates (cédula de produto rural, certificado de depósito agropecuário; certificado de direitos creditórios do agronegócio; letra de crédito do agronegócio and certificado de recebíveis do agronegócio); (iii) amended the rules governing certificates of deposits issued by banks (certificado de depósito bancário or “CDB”); and (iii) authorized the issuance of certain credit instruments in electronic book-entry form. 26 The rule also requires financial institutions to ensure, through the procedures and technology used for the opening, maintaining and closing of deposit accounts, the integrity authenticity and confidentiality, as well as the protection against unauthorized access, use, alteration, reproduction and destruction, of the information and the electronic documents used by them during the process. CMN Resolution 4,753/19 will come into effect on January 1, 2020. Banks may use their own pricing model on real estate financing On September 29, 2019, the CMN enacted Resolution 4,754/19, amending CMN Resolution 4,676/18. Pursuant to CMN Resolution 4,754/19, financial institutions and other institutions authorized to operate by the Central Bank are allowed to use a pricing model to determine the appraisal value of property for real estate financing transactions, provided that certain requirements are met. These requirements are as follows, that: (i) the model is based on consistent criteria and assumptions, which are documented and may be verified; (ii) the model and the internal risk management and collateral monitoring systems are capable of demonstrating that the risk analysis of the transactions is sufficient to waive a physical inspection of the property; (iii) the persons responsible for the models do not have any connection with the institution's loan department or with other departments that may lead to a conflict of interest or a deficiency in the separation of duties; and (iv) the model generates an individualized property valuation report, including the examination of the relevant aspects and the risks inherent in estimating the value of the property. Resolution 4,754/19 provides more legal certainty for financial institutions when determining the appraisal value of financed real estate assets. CMN Resolution 4,754/19 came into effect on September 26, 2019. Foreign participation in the National Financial System depends only on Central Bank’s approval On September 26, 2019, the President of Brazil enacted Decree No. 10,029 authorizing the Central Bank to recognize as an interest of the Brazilian government the participation or increase of foreign participation in the capital of financial institutions headquartered in Brazil, as well as the opening of local branches of foreign financial institutions. Foreign participation in the National Financial System is only permitted if deemed to be in the interest of the Brazilian government. Accordingly, prior to the enactment of Decree 10,029/19, foreign financial institutions who wished to operate in the National Financial System required an expression of interest from the Brazilian government by means of the issuance of a presidential decree. This requirement traditionally increased the term and unpredictability of the authorization process. Further, foreign financial institutions, were also required to undergo a technical authorization process with the Central Bank. Decree 10,029/19 grants the CMN and the Central Bank authority to issue regulation establishing the requirements to recognize interests of the Brazilian government. As of the date of this Form 6-K, the criteria for obtaining specific presidential decrees are provided for in Central Bank Circular No. 3,317, of March 29, 2006, as amended, which is likely to be adapted to reflect the new regulatory framework. Decree No. 10,029/19 came into effect on September 27, 2019. Provisional Measure authorizes the issuing of credit instruments electronically On October 1, 2019, the President of Brazil enacted Provisional Measure No. 897, which provides for the (i) creation of a new credit instrument, the rural real estate note (cédula imobiliária rural), a new collateral arrangement (fundo de aval fraterno) and a new rural real estate guarantee over credit instruments (patrimônio de afetação), with the purpose of advancing agribusiness financing in Brazil; (ii) amended the rules governing agribusinesses credit instruments and certificates (cédula de produto rural, certificado de depósito agropecuário; certificado de direitos creditórios do agronegócio; letra de crédito do agronegócio and certificado de recebíveis do agronegócio); (iii) amended the rules governing certificates of deposits issued by banks (certificado de depósito bancário or “CDB”); and (iii) authorized the issuance of certain credit instruments in electronic book-entry form. 26

In respect of the amended rules governing CDBs, Provisional Measure 897 sought to consolidate regulations applicable to CDBs, improving the legal discipline related to this instrument for raising of funds for financial institutions. For example, CDBs may be issued and transferred in electronic book-entry form by means of electronic endorsement, exclusively by means of a specific notation in the issuing institution's own electronic system or, when deposited in central depositary, by means of specific notation in the corresponding electronic system. In respect of the issuance of credit instruments in electronic book-entry form, Provisional Measure 897 established that certain credit instruments such as the agricultural certificate of deposit (certificado de depósito do agronegócio), the agricultural warrant (warrant agropecuário), the real estate credit certificate (certificado de crédito imobiliário), the bank credit note (cédula de crédito bancário), the rural credit note (cédula de crédito rural), the rural promissory note (nota promissória rural), the rural trade bill (duplicata rural), may be issued in book-entry form through the electronic bookkeeping system held at a financial institution or other entity authorized by the Central Bank to perform electronic bookkeeping activity. Accordingly, Provisional Measure 897 amended Law No. 11,076 dated December 30, 2004, Law No. 10,931 dated August 2, 2004, and Decree-Law No. 167 dated February 14, 1967. Pursuant to article 62 of the Brazilian Constitution, the President of Brazil may enact provisional measures with the effect of law in “relevant and urgent cases.” Any such provisional measure must be promptly submitted to the Brazilian Congress, which may write any such provisional measure into law or reject it, within 60 days, which may be extended for a further 60 days. Should the Brazilian Congress not convert Provisional Measure No. 897 into law within 120 days of its publication, it will cease to be effective. 27 In respect of the amended rules governing CDBs, Provisional Measure 897 sought to consolidate regulations applicable to CDBs, improving the legal discipline related to this instrument for raising of funds for financial institutions. For example, CDBs may be issued and transferred in electronic book-entry form by means of electronic endorsement, exclusively by means of a specific notation in the issuing institution's own electronic system or, when deposited in central depositary, by means of specific notation in the corresponding electronic system. In respect of the issuance of credit instruments in electronic book-entry form, Provisional Measure 897 established that certain credit instruments such as the agricultural certificate of deposit (certificado de depósito do agronegócio), the agricultural warrant (warrant agropecuário), the real estate credit certificate (certificado de crédito imobiliário), the bank credit note (cédula de crédito bancário), the rural credit note (cédula de crédito rural), the rural promissory note (nota promissória rural), the rural trade bill (duplicata rural), may be issued in book-entry form through the electronic bookkeeping system held at a financial institution or other entity authorized by the Central Bank to perform electronic bookkeeping activity. Accordingly, Provisional Measure 897 amended Law No. 11,076 dated December 30, 2004, Law No. 10,931 dated August 2, 2004, and Decree-Law No. 167 dated February 14, 1967. Pursuant to article 62 of the Brazilian Constitution, the President of Brazil may enact provisional measures with the effect of law in “relevant and urgent cases.” Any such provisional measure must be promptly submitted to the Brazilian Congress, which may write any such provisional measure into law or reject it, within 60 days, which may be extended for a further 60 days. Should the Brazilian Congress not convert Provisional Measure No. 897 into law within 120 days of its publication, it will cease to be effective. 27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2019.

Itaú Unibanco Holding S.A.

By:	/s/ Candido Botelho Bracher
	Name:	Candido Botelho Bracher
	Title:	Chief Executive Officer

By:	/s/ Milton Maluhy Filho
	Name:	Milton Maluhy Filho
	Title:	Chief Financial Officer

FINANCIAL STATEMENTS 29 FINANCIAL STATEMENTS 29

Itaú Unibanco Holding S.A. and its subsidiaries Consolidated interim financial statements at September 30, 2019 and report on review 30Itaú Unibanco Holding S.A. and its subsidiaries Consolidated interim financial statements at September 30, 2019 and report on review 30

Report on review of consolidated interim financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying consolidated interim balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ( Company ) as at September 30, 2019 and the related consolidated statements of income, comprehensive income and cash flows for the quarter and nine-month period then ended, and the consolidated statements of changes in stockholders' equity for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br 31Report on review of consolidated interim financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying consolidated interim balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries ( Company ) as at September 30, 2019 and the related consolidated statements of income, comprehensive income and cash flows for the quarter and nine-month period then ended, and the consolidated statements of changes in stockholders' equity for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br 31

Itaú Unibanco Holding S.A. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2019, and the consolidated financial performance and its consolidated cash flows for the quarter and nine-month period then ended, in accordance with IAS 34. São Paulo, November 4, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 32Itaú Unibanco Holding S.A. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2019, and the consolidated financial performance and its consolidated cash flows for the quarter and nine-month period then ended, in accordance with IAS 34. São Paulo, November 4, 2019 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 32

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 09/30/2019 12/31/2018 Cash 27,721 37,159 Financial Assets 1,486,269 1,424,876 Compulsory deposits in the Central Bank of Brazil 87,133 94,148 At Amortized Cost 1,030,419 994,759 Interbank deposits 4 31,716 26,420 Securities purchased under agreements to resell 4 243,003 280,136 Securities 9 126,887 110,395 Loan and lease operations 10 579,208 536,091 Other financial assets 18a 82,937 75,090 (-) Provision for Expected Loss 4, 9 and 10 (33,332) (33,373) At Fair Value Through Other Comprehensive Income 58,688 49,323 Securities 8 58,688 49,323 At Fair Value Through Profit or Loss 310,029 286,646 Securities 5 269,066 263,180 Derivatives 6 and 7 40,963 23,466 Investments in associates and joint ventures 11 12,633 12,019 Fixed assets, net 13 7,223 7,302 Goodwill and Intangible assets, net 14 19,826 19,329 Tax assets 45,331 42,830 Income tax and social contribution - current 1,910 2,831 Income tax and social contribution - deferred 24b 35,693 32,781 Other 7,728 7,218 Other assets 18a 14,944 9,282 1,613,947 1,552,797 Total assets The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 33 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 09/30/2019 12/31/2018 Cash 27,721 37,159 Financial Assets 1,486,269 1,424,876 Compulsory deposits in the Central Bank of Brazil 87,133 94,148 At Amortized Cost 1,030,419 994,759 Interbank deposits 4 31,716 26,420 Securities purchased under agreements to resell 4 243,003 280,136 Securities 9 126,887 110,395 Loan and lease operations 10 579,208 536,091 Other financial assets 18a 82,937 75,090 (-) Provision for Expected Loss 4, 9 and 10 (33,332) (33,373) At Fair Value Through Other Comprehensive Income 58,688 49,323 Securities 8 58,688 49,323 At Fair Value Through Profit or Loss 310,029 286,646 Securities 5 269,066 263,180 Derivatives 6 and 7 40,963 23,466 Investments in associates and joint ventures 11 12,633 12,019 Fixed assets, net 13 7,223 7,302 Goodwill and Intangible assets, net 14 19,826 19,329 Tax assets 45,331 42,830 Income tax and social contribution - current 1,910 2,831 Income tax and social contribution - deferred 24b 35,693 32,781 Other 7,728 7,218 Other assets 18a 14,944 9,282 1,613,947 1,552,797 Total assets The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 33

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 09/30/2019 12/31/2018 Financial Liabilities 1,189,689 1,151,237 At Amortized Cost 1,137,911 1,119,734 Deposits 15 490,838 463,424 Securities sold under repurchase agreements 17a 280,761 330,237 Interbank market funds 17b 161,781 134,670 Institutional market funds 17c 102,181 93,974 Other financial liabilities 18b 102,350 97,429 At Fair Value Through Profit or Loss 47,718 27,711 47,514 27,519 Derivatives 6 and 7 Structured notes 16 204 192 Provision for Expected Loss 10 4,060 3,792 Loan Commitments 3,063 2,601 997 1,191 Financial Guarantees Provision for insurance and private pensions 27c 213,837 201,187 Provisions 29 19,068 18,613 Tax liabilities 24c 7,260 5,284 4,679 2,058 Income tax and social contribution - current Income tax and social contribution - deferred 24b 287 447 Other 2,294 2,779 Other liabilities 18b 40,231 26,010 Total liabilities 1,470,085 1,402,331 Capital 19a 97,148 97,148 Treasury shares 19a (1,307) (1,820) Additional paid-in capital 19c 2,045 2,120 Appropriated reserves 19c 5,489 13,480 Unappropriated reserves 19c 29,833 29,666 Cumulative other comprehensive income (3,828) (3,812) Total stockholders’ equity attributed to the owners of the parent company 129,380 136,782 Non-controlling interests 14,482 13,684 19d Total stockholders’ equity 143,862 150,466 Total liabilities and stockholders' equity 1,613,947 1,552,797 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 34 ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders' equity Note 09/30/2019 12/31/2018 Financial Liabilities 1,189,689 1,151,237 At Amortized Cost 1,137,911 1,119,734 Deposits 15 490,838 463,424 Securities sold under repurchase agreements 17a 280,761 330,237 Interbank market funds 17b 161,781 134,670 Institutional market funds 17c 102,181 93,974 Other financial liabilities 18b 102,350 97,429 At Fair Value Through Profit or Loss 47,718 27,711 47,514 27,519 Derivatives 6 and 7 Structured notes 16 204 192 Provision for Expected Loss 10 4,060 3,792 Loan Commitments 3,063 2,601 997 1,191 Financial Guarantees Provision for insurance and private pensions 27c 213,837 201,187 Provisions 29 19,068 18,613 Tax liabilities 24c 7,260 5,284 4,679 2,058 Income tax and social contribution - current Income tax and social contribution - deferred 24b 287 447 Other 2,294 2,779 Other liabilities 18b 40,231 26,010 Total liabilities 1,470,085 1,402,331 Capital 19a 97,148 97,148 Treasury shares 19a (1,307) (1,820) Additional paid-in capital 19c 2,045 2,120 Appropriated reserves 19c 5,489 13,480 Unappropriated reserves 19c 29,833 29,666 Cumulative other comprehensive income (3,828) (3,812) Total stockholders’ equity attributed to the owners of the parent company 129,380 136,782 Non-controlling interests 14,482 13,684 19d Total stockholders’ equity 143,862 150,466 Total liabilities and stockholders' equity 1,613,947 1,552,797 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 34

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Banking product 26,634 26,897 83,683 75,482 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 32,221 29,244 89,600 84,538 Interest, similar income and dividend of financial assets at fair value through profit or loss 5,242 5,434 17,762 15,777 Interest and similar expenses 21b (22,883) (17,489) (61,967) (50,797) Adjustments to Fair Value of Financial Assets and Liabilities 21c (276) (711) 2,952 (6,613) Foreign exchange results and exchange variations in foreign transactions 787 (400) 2,246 1,046 Revenues from banking services 22 9,802 9,188 28,362 27,168 Income from insurance and private pension operations before claim and selling expenses 1,139 1,054 3,205 3,083 Revenues from insurance premiuns and private pensions 5,137 5,690 14,099 17,835 Change in provision for insurance and private pension (3,998) (4,636) (10,894) (14,752) Other income 602 577 1,523 1,280 Expected Loss from Financial Assets and Claims (4,608) (1,523) (11,827) (8,664) Expected Loss with Loan Operations and Lease Operations 10c (4,538) (2,660) (11,849) (8,886) Expected Loss with Other Financial Assets (Net) 269 1,457 988 1,156 (Expenses) Recovery of claims (339) (320) (966) (934) Banking Product Net of Expected Losses from Financial Assets and Claims 22,026 25,374 71,856 66,818 Other operating income (expenses) (17,731) (17,082) (48,432) (46,588) General and administrative expenses 23 (16,489) (15,608) (44,001) (42,472) Tax expenses (1,558) (1,654) (5,324) (4,586) Share of profit or (loss) in associates and joint ventures 11 316 180 893 470 Net income before income tax and social contribution 4,295 8,292 23,424 20,230 Current income tax and social contribution 24a (3,691) (577) (7,788) (4,844) Deferred income tax and social contribution 24a 4,901 (1,384) 3,462 3,396 Net income 5,505 6,331 19,098 18,782 Net income attributable to owners of the parent company 25 5,165 6,125 18,439 18,254 Net income attributable to non-controlling interests 19d 340 206 659 528 Earnings per share - basic 25 Common 0.53 0.63 1.89 1.88 Preferred 0.53 0.63 1.89 1.88 Earnings per share - diluted 25 Common 0.53 0.63 1.89 1.87 Preferred 0.53 0.63 1.89 1.87 Weighted average number of shares outstanding - basic 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,785,705,852 4,755,471,340 4,780,285,648 4,759,735,601 Weighted average number of shares outstanding - diluted 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,846,886,334 4,827,683,076 4,822,570,952 4,811,071,791 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 35 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information) 07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Banking product 26,634 26,897 83,683 75,482 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 32,221 29,244 89,600 84,538 Interest, similar income and dividend of financial assets at fair value through profit or loss 5,242 5,434 17,762 15,777 Interest and similar expenses 21b (22,883) (17,489) (61,967) (50,797) Adjustments to Fair Value of Financial Assets and Liabilities 21c (276) (711) 2,952 (6,613) Foreign exchange results and exchange variations in foreign transactions 787 (400) 2,246 1,046 Revenues from banking services 22 9,802 9,188 28,362 27,168 Income from insurance and private pension operations before claim and selling expenses 1,139 1,054 3,205 3,083 Revenues from insurance premiuns and private pensions 5,137 5,690 14,099 17,835 Change in provision for insurance and private pension (3,998) (4,636) (10,894) (14,752) Other income 602 577 1,523 1,280 Expected Loss from Financial Assets and Claims (4,608) (1,523) (11,827) (8,664) Expected Loss with Loan Operations and Lease Operations 10c (4,538) (2,660) (11,849) (8,886) Expected Loss with Other Financial Assets (Net) 269 1,457 988 1,156 (Expenses) Recovery of claims (339) (320) (966) (934) Banking Product Net of Expected Losses from Financial Assets and Claims 22,026 25,374 71,856 66,818 Other operating income (expenses) (17,731) (17,082) (48,432) (46,588) General and administrative expenses 23 (16,489) (15,608) (44,001) (42,472) Tax expenses (1,558) (1,654) (5,324) (4,586) Share of profit or (loss) in associates and joint ventures 11 316 180 893 470 Net income before income tax and social contribution 4,295 8,292 23,424 20,230 Current income tax and social contribution 24a (3,691) (577) (7,788) (4,844) Deferred income tax and social contribution 24a 4,901 (1,384) 3,462 3,396 Net income 5,505 6,331 19,098 18,782 Net income attributable to owners of the parent company 25 5,165 6,125 18,439 18,254 Net income attributable to non-controlling interests 19d 340 206 659 528 Earnings per share - basic 25 Common 0.53 0.63 1.89 1.88 Preferred 0.53 0.63 1.89 1.88 Earnings per share - diluted 25 Common 0.53 0.63 1.89 1.87 Preferred 0.53 0.63 1.89 1.87 Weighted average number of shares outstanding - basic 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,785,705,852 4,755,471,340 4,780,285,648 4,759,735,601 Weighted average number of shares outstanding - diluted 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,846,886,334 4,827,683,076 4,822,570,952 4,811,071,791 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 35

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Net income 5,505 6,331 19,098 18,782 Financial assets at fair value through other comprehensive income (157) (93) 510 (865) Change in fair value 88 (313) 1,602 (1,643) Tax effect (189) 25 (766) 612 (Gains) / losses transferred to income statement 21c (93) 353 (544) 301 Tax effect 37 (158) 218 (135) Hedge (739) (253) (865) (2,055) Cash flow hedge 7 93 125 (171) 56 Change in fair value 156 209 (290) 129 Tax effect (63) (84) 119 (73) Hedge of net investment in foreign operation 7 (832) (378) (694) (2,111) Change in fair value (1,338) (663) (1,106) (3,628) Tax effect 506 285 412 1,517 (*) Remeasurements of liabilities for post-employment benefits 56 7 (77) 9 Remeasurements 26 56 13 (116) 24 Tax effect - (6) 39 (15) Foreign exchange variation in foreign investments 739 503 416 2,264 Total other comprehensive income (101) 164 (16) (647) Total comprehensive income 5,404 6,495 19,082 18,135 Comprehensive income attributable to non-controlling interests 340 206 659 528 Comprehensive income attributable to the owners of the parent company 5,064 6,289 18,423 17,607 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 36 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais) 07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Net income 5,505 6,331 19,098 18,782 Financial assets at fair value through other comprehensive income (157) (93) 510 (865) Change in fair value 88 (313) 1,602 (1,643) Tax effect (189) 25 (766) 612 (Gains) / losses transferred to income statement 21c (93) 353 (544) 301 Tax effect 37 (158) 218 (135) Hedge (739) (253) (865) (2,055) Cash flow hedge 7 93 125 (171) 56 Change in fair value 156 209 (290) 129 Tax effect (63) (84) 119 (73) Hedge of net investment in foreign operation 7 (832) (378) (694) (2,111) Change in fair value (1,338) (663) (1,106) (3,628) Tax effect 506 285 412 1,517 (*) Remeasurements of liabilities for post-employment benefits 56 7 (77) 9 Remeasurements 26 56 13 (116) 24 Tax effect - (6) 39 (15) Foreign exchange variation in foreign investments 739 503 416 2,264 Total other comprehensive income (101) 164 (16) (647) Total comprehensive income 5,404 6,495 19,082 18,135 Comprehensive income attributable to non-controlling interests 340 206 659 528 Comprehensive income attributable to the owners of the parent company 5,064 6,289 18,423 17,607 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 36

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended September 30, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained Gains and at Fair Value Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings losses – Through Other capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 - 780 (2) 1,449 - (7,709) - - - - (5,482) 1,522 (3,960) Transactions with owners Treasury shares - 780 377 (534) - - - - - - 623 - 623 Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018 - 534 - (534) - - - - - - - - - Acquisition of treasury shares - (510) - - - - - - - - (510) - (510) Result of delivery of treasury shares - 756 377 - - - - - - - 1,133 - 1,133 - - (379) - - - - - - - (379) - (379) Recognition of share-based payment plans (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,618 1,618 Dividends / interest on capital – Special profit reserve - - - 1,983 - (7,709) - - - - (5,726) (96) (5,822) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Unclaimed dividends - - - - - 3 - - - - 3 - 3 - - - (471) - - - - - - (471) - (471) Corporate reorganizations - - - - 517 - - - - - 517 - 517 Other - - - - - 18,254 (865) 9 2,264 (2,055) 17,607 528 18,135 Total comprehensive income Net income - - - - - 18,254 - - - - 18,254 528 18,782 Other comprehensive income for the period - - - - - - (865) 9 2,264 (2,055) (647) - (647) Appropriations: Legal reserve - - - 764 - (764) - - - - - - - Statutory reserve - - - 6,814 2,970 (9,784) - - - - - - - Balance at 09/30/2018 97,148 (1,963) 1,928 7,382 29,517 - (1,809) (816) 4,931 (6,439) 129,879 15,028 144,907 Change in the period - 780 (2) (5,117) 3 ,487 - (865) 9 2 ,264 (2 ,055) (1,499) 2 ,050 551 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Balance at 01/01/2019 - 513 (75) 2,066 - (11,048) - - - - (8,544) 139 (8,405) Transactions with owners Treasury shares - 513 350 - - - - - - - 863 - 863 Result of delivery of treasury shares - 513 350 - - - - - - - 863 - 863 - - (425) - - - - - - - (425) - (425) Recognition of share-based payment plans - - - - - - - - - - - 362 362 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) Dividends - - - 2,066 - (11,048) - - - - (8,982) (223) (9,205) Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends and Interest on capital - - - - - 40 - - - - 40 - 40 (3) - - - - 179 - - - - - 179 - 179 Other - - - - - 18,439 510 (77) 416 (865) 18,423 659 19,082 Total comprehensive income Net income - - - - - 18,439 - - - - 18,439 659 19,098 Other comprehensive income for the period - - - - - - 510 (77) 416 (865) (16) - (16) Appropriations: Legal reserve - - - 922 - (922) - - - - - - - Statutory reserve - - - 6,521 (12) (6,509) - - - - - - - Balance at 09/30/2019 97,148 (1,307) 2,045 5,489 29,833 - (600) (1,066) 4,222 (6,384) 129,380 14,482 143,862 Change in the period - 513 (7 5) (7,991) 167 - 510 (77) 416 (8 65) (7,402) 798 (6 ,604) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 37 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended September 30, 2019 and 2018 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Financial Assets Additional Remeasurements Cumulative equity – owners equity – non- Total Treasury Appropriated Unappropriated Retained Gains and at Fair Value Capital paid-in of liabilities of post- translation of the parent controlling shares reserves reserves earnings losses – Through Other capital employment adjustments company interests (2) Comprehensive hedge benefits abroad (1) Income Balance at 01/01/2018 97,148 (2,743) 1,930 12,499 26,030 - (944) (825) 2,667 (4,384) 131,378 12,978 144,356 - 780 (2) 1,449 - (7,709) - - - - (5,482) 1,522 (3,960) Transactions with owners Treasury shares - 780 377 (534) - - - - - - 623 - 623 Cancellation of treasury shares – Meeting of the Board of Directors 02/22/2018 - 534 - (534) - - - - - - - - - Acquisition of treasury shares - (510) - - - - - - - - (510) - (510) Result of delivery of treasury shares - 756 377 - - - - - - - 1,133 - 1,133 - - (379) - - - - - - - (379) - (379) Recognition of share-based payment plans (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 1,618 1,618 Dividends / interest on capital – Special profit reserve - - - 1,983 - (7,709) - - - - (5,726) (96) (5,822) Dividends / Interest on capital paid in 2018 – declared after 12/31/2017 - - - (13,673) - - - - - - (13,673) - (13,673) Unclaimed dividends - - - - - 3 - - - - 3 - 3 - - - (471) - - - - - - (471) - (471) Corporate reorganizations - - - - 517 - - - - - 517 - 517 Other - - - - - 18,254 (865) 9 2,264 (2,055) 17,607 528 18,135 Total comprehensive income Net income - - - - - 18,254 - - - - 18,254 528 18,782 Other comprehensive income for the period - - - - - - (865) 9 2,264 (2,055) (647) - (647) Appropriations: Legal reserve - - - 764 - (764) - - - - - - - Statutory reserve - - - 6,814 2,970 (9,784) - - - - - - - Balance at 09/30/2018 97,148 (1,963) 1,928 7,382 29,517 - (1,809) (816) 4,931 (6,439) 129,879 15,028 144,907 Change in the period - 780 (2) (5,117) 3 ,487 - (865) 9 2 ,264 (2 ,055) (1,499) 2 ,050 551 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Balance at 01/01/2019 - 513 (75) 2,066 - (11,048) - - - - (8,544) 139 (8,405) Transactions with owners Treasury shares - 513 350 - - - - - - - 863 - 863 Result of delivery of treasury shares - 513 350 - - - - - - - 863 - 863 - - (425) - - - - - - - (425) - (425) Recognition of share-based payment plans - - - - - - - - - - - 362 362 (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) Dividends - - - 2,066 - (11,048) - - - - (8,982) (223) (9,205) Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends and Interest on capital - - - - - 40 - - - - 40 - 40 (3) - - - - 179 - - - - - 179 - 179 Other - - - - - 18,439 510 (77) 416 (865) 18,423 659 19,082 Total comprehensive income Net income - - - - - 18,439 - - - - 18,439 659 19,098 Other comprehensive income for the period - - - - - - 510 (77) 416 (865) (16) - (16) Appropriations: Legal reserve - - - 922 - (922) - - - - - - - Statutory reserve - - - 6,521 (12) (6,509) - - - - - - - Balance at 09/30/2019 97,148 (1,307) 2,045 5,489 29,833 - (600) (1,066) 4,222 (6,384) 129,380 14,482 143,862 Change in the period - 513 (7 5) (7,991) 167 - 510 (77) 416 (8 65) (7,402) 798 (6 ,604) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 37

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Adjusted net income 13,330 16,408 42,662 42,566 Net income 5,505 6,331 19,098 18,782 Adjustments to net income: 7,825 10,077 23,564 23,784 Share-based payment 134 142 (270) (379) Adjustments to fair value of financial assets through Profit or Loss and Derivatives 48 (97) 534 (655) Effects of changes in exchange rates on cash and cash equivalents (2,423) (134) (1,215) (2,418) Expected Loss from Financial Assets and Claims 4,608 1,523 11,827 8,664 Income from interest and foreign exchange variation from operations with subordinated debt 4,158 2,430 5,305 9,766 Provision for insurance and private pension 3,998 4,636 10,894 14,752 Depreciation and amortization 13 and 14 883 909 2,601 2,645 Expense from update / charges on the provision for civil, labor, tax and legal obligations 198 233 783 738 1,737 684 2,583 1,769 Provision for civil, labor, tax and legal obligations (293) (55) (394) (139) Revenue from update / charges on deposits in escrow Deferred taxes (excluding hedge tax effects) 24b 1,913 6,196 3,135 8,890 Income from share in the net income of associates and joint ventures and other investments (316) (180) (893) (470) Income from Financial assets - At fair value through other comprehensive income 21c (93) 353 (544) 301 Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (4,389) (4,078) (7,800) (13,456) Income from Interest and foreign exchange variation of financial assets at amortized cost (2,174) (1,252) (3,298) (4,411) (Gain) loss on sale of investments and fixed assets (39) (42) (139) (142) Other (125) (1,191) 455 (1,671) Change in assets and liabilities (17,748) 5,627 (39,459) (76,538) (Increase) decrease in assets (42,863) 17,436 (61,827) (123,301) Interbank deposits (747) (3,640) (451) (9,036) Securities purchased under agreements to resell 2,116 17,813 8,576 (92,255) Compulsory deposits with the Central Bank of Brazil 4,718 (1,157) 7,015 12,880 Loan operations (25,573) 4,471 (53,809) (26,737) Derivatives (assets / liabilities) 1,933 (3,267) 2,514 (709) Financial assets designated at fair value through profit or loss (18,760) 19,370 (6,436) 19,928 Other financial assets (2,833) (6,138) (7,453) (9,440) Other tax assets (277) (10,971) 411 (16,147) Other assets (3,440) 955 (12,194) (1,785) (Decrease) increase in liabilities 25,115 (11,809) 22,368 46,763 Deposits 27,579 (37,322) 27,414 37,260 Deposits received under securities repurchase agreements (17,320) 163 (49,476) (10,261) Funds from interbank markets 11,803 8,574 27,111 11,162 Funds from institutional markets (996) (668) 2,061 - Other financial liabilities (504) 7,752 4,921 6,759 Financial liabilities at fair value throught profit or loss 12 (258) 12 (258) Provision for insurance and private pension (187) 725 790 (1,095) Provisions 2,948 (1,632) 604 (3,407) Tax liabilities (1,120) 3,549 (936) 1,854 Other liabilities 4,547 8,149 14,387 8,181 Payment of income tax and social contribution (1,647) (841) (4,520) (3,432) Net cash from (used in) operating activities (4,418) 22,035 3,203 (33,972) Dividends / Interest on capital received from investments in associates and joint ventures 26 258 488 631 Cash from the sale of financial assets - At fair value through other comprehensive income 1,145 11,552 11,377 15,030 Cash received from redemption of financial assets at amortized cost 1,465 2,633 4,687 14,300 Cash upon sale of investments in associates and joint ventures (3) 11 69 127 Cash upon sale of fixed assets 13 59 169 120 297 Purchase of financial assets at fair value through other comprehensive income (8,602) (11,469) (27,371) (56,610) Purchase of financial assets at amortized cost (126) (1,930) (199) (2,463) Purchase of investments in associates and joint ventures (8) (6,623) (17) (6,639) Purchase of fixed assets 13 (388) (418) (1,157) (935) Purchase of intangible assets 14 (572) 334 (1,771) (1,002) Net cash from (used in) investment activities (7,004) (5,483) (13,774) (37,264) Funding from institutional markets - 111 3,050 3,003 Redemptions in institutional markets (667) (6,740) (2,209) (15,738) Change in non-controlling interests stockholders 243 381 365 1,618 Result of delivery of treasury shares 19 19 708 1,133 Purchase of treasury shares - - - (510) Dividends and interest on capital paid to non-controlling interests - 1 (226) (96) Dividends and interest on capital paid (8,106) (4,950) (25,477) (19,801) Net cash from (used in) financing activities (8,511) (11,178) (23,789) (30,391) Net increase (decrease) in cash and cash equivalents 2.4c (19,933) 5,374 (34,360) (101,627) Cash and cash equivalents at the beginning of the period 79,923 81,761 95,558 186,478 Effects of changes in exchange rates on cash and cash equivalents 2,423 134 1,215 2,418 Cash and cash equivalents at the end of the period 62,413 87,269 62,413 87,269 Cash 27,721 29,467 27,721 29,467 Interbank deposits 8,140 4,446 8,140 4,446 Securities purchased under agreements to resell 26,552 53,356 26,552 53,356 Additional information on cash flow (Mainly Operating activities) Interest received 32,937 31,369 102,777 89,052 Interest paid 23,879 21,146 63,765 66,809 Non-cash transactions Loans transferred to assets held for sale - - - - Dividends and interest on capital declared and not yet paid (2,014) (1,880) 471 323 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 38 ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais) 07/01 to 07/01 to 01/01 to 01/01 to Note 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Adjusted net income 13,330 16,408 42,662 42,566 Net income 5,505 6,331 19,098 18,782 Adjustments to net income: 7,825 10,077 23,564 23,784 Share-based payment 134 142 (270) (379) Adjustments to fair value of financial assets through Profit or Loss and Derivatives 48 (97) 534 (655) Effects of changes in exchange rates on cash and cash equivalents (2,423) (134) (1,215) (2,418) Expected Loss from Financial Assets and Claims 4,608 1,523 11,827 8,664 Income from interest and foreign exchange variation from operations with subordinated debt 4,158 2,430 5,305 9,766 Provision for insurance and private pension 3,998 4,636 10,894 14,752 Depreciation and amortization 13 and 14 883 909 2,601 2,645 Expense from update / charges on the provision for civil, labor, tax and legal obligations 198 233 783 738 1,737 684 2,583 1,769 Provision for civil, labor, tax and legal obligations (293) (55) (394) (139) Revenue from update / charges on deposits in escrow Deferred taxes (excluding hedge tax effects) 24b 1,913 6,196 3,135 8,890 Income from share in the net income of associates and joint ventures and other investments (316) (180) (893) (470) Income from Financial assets - At fair value through other comprehensive income 21c (93) 353 (544) 301 Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (4,389) (4,078) (7,800) (13,456) Income from Interest and foreign exchange variation of financial assets at amortized cost (2,174) (1,252) (3,298) (4,411) (Gain) loss on sale of investments and fixed assets (39) (42) (139) (142) Other (125) (1,191) 455 (1,671) Change in assets and liabilities (17,748) 5,627 (39,459) (76,538) (Increase) decrease in assets (42,863) 17,436 (61,827) (123,301) Interbank deposits (747) (3,640) (451) (9,036) Securities purchased under agreements to resell 2,116 17,813 8,576 (92,255) Compulsory deposits with the Central Bank of Brazil 4,718 (1,157) 7,015 12,880 Loan operations (25,573) 4,471 (53,809) (26,737) Derivatives (assets / liabilities) 1,933 (3,267) 2,514 (709) Financial assets designated at fair value through profit or loss (18,760) 19,370 (6,436) 19,928 Other financial assets (2,833) (6,138) (7,453) (9,440) Other tax assets (277) (10,971) 411 (16,147) Other assets (3,440) 955 (12,194) (1,785) (Decrease) increase in liabilities 25,115 (11,809) 22,368 46,763 Deposits 27,579 (37,322) 27,414 37,260 Deposits received under securities repurchase agreements (17,320) 163 (49,476) (10,261) Funds from interbank markets 11,803 8,574 27,111 11,162 Funds from institutional markets (996) (668) 2,061 - Other financial liabilities (504) 7,752 4,921 6,759 Financial liabilities at fair value throught profit or loss 12 (258) 12 (258) Provision for insurance and private pension (187) 725 790 (1,095) Provisions 2,948 (1,632) 604 (3,407) Tax liabilities (1,120) 3,549 (936) 1,854 Other liabilities 4,547 8,149 14,387 8,181 Payment of income tax and social contribution (1,647) (841) (4,520) (3,432) Net cash from (used in) operating activities (4,418) 22,035 3,203 (33,972) Dividends / Interest on capital received from investments in associates and joint ventures 26 258 488 631 Cash from the sale of financial assets - At fair value through other comprehensive income 1,145 11,552 11,377 15,030 Cash received from redemption of financial assets at amortized cost 1,465 2,633 4,687 14,300 Cash upon sale of investments in associates and joint ventures (3) 11 69 127 Cash upon sale of fixed assets 13 59 169 120 297 Purchase of financial assets at fair value through other comprehensive income (8,602) (11,469) (27,371) (56,610) Purchase of financial assets at amortized cost (126) (1,930) (199) (2,463) Purchase of investments in associates and joint ventures (8) (6,623) (17) (6,639) Purchase of fixed assets 13 (388) (418) (1,157) (935) Purchase of intangible assets 14 (572) 334 (1,771) (1,002) Net cash from (used in) investment activities (7,004) (5,483) (13,774) (37,264) Funding from institutional markets - 111 3,050 3,003 Redemptions in institutional markets (667) (6,740) (2,209) (15,738) Change in non-controlling interests stockholders 243 381 365 1,618 Result of delivery of treasury shares 19 19 708 1,133 Purchase of treasury shares - - - (510) Dividends and interest on capital paid to non-controlling interests - 1 (226) (96) Dividends and interest on capital paid (8,106) (4,950) (25,477) (19,801) Net cash from (used in) financing activities (8,511) (11,178) (23,789) (30,391) Net increase (decrease) in cash and cash equivalents 2.4c (19,933) 5,374 (34,360) (101,627) Cash and cash equivalents at the beginning of the period 79,923 81,761 95,558 186,478 Effects of changes in exchange rates on cash and cash equivalents 2,423 134 1,215 2,418 Cash and cash equivalents at the end of the period 62,413 87,269 62,413 87,269 Cash 27,721 29,467 27,721 29,467 Interbank deposits 8,140 4,446 8,140 4,446 Securities purchased under agreements to resell 26,552 53,356 26,552 53,356 Additional information on cash flow (Mainly Operating activities) Interest received 32,937 31,369 102,777 89,052 Interest paid 23,879 21,146 63,765 66,809 Non-cash transactions Loans transferred to assets held for sale - - - - Dividends and interest on capital declared and not yet paid (2,014) (1,880) 471 323 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 38

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 09/30/2019 and 12/31/2018 for balance sheet accounts and From 07/01 to 09/30/2019 and 2018 and from 01/01 to 09/30/2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 20 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange businessent; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of the our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares directly. These consolidated financial statements were approved by the Board of Directors on November 4, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 39 ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 09/30/2019 and 12/31/2018 for balance sheet accounts and From 07/01 to 09/30/2019 and 2018 and from 01/01 to 09/30/2019 and 2018 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 20 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange businessent; mortgage loans; loans, financing and investment; lease and foreign exchange transactions. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of the our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares directly. These consolidated financial statements were approved by the Board of Directors on November 4, 2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 39

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended September 30, 2019 · IFRIC 23 – Uncertainty Over Income Tax Treatments clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years st beginning January 1 , 2019 and there were no relevant impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the income statement. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the modified retrospective transition method on st January 1 , 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods · Amendment in Conceptual Framework – In March, 2018, IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These st changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they come into force. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: · General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 40 Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended September 30, 2019 · IFRIC 23 – Uncertainty Over Income Tax Treatments clarifies how to apply the requirements for recognition and measurement of IAS 12 – Income Taxes when there is uncertainty about the acceptance of income tax treatment by tax authorities. This interpretation is effective for the years st beginning January 1 , 2019 and there were no relevant impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. · IFRS 16 – Leases – The pronouncement replaces IAS 17 - Leases, and related interpretations (IFRIC 4, SIC 15 and SIC 27). It eliminates the accounting for operating lease agreements for the lessee, presenting only one lease model, that consists of: (a) initially recognizing all lease in assets (Right-of- Use Asset) and liabilities (Other liabilities) at present value; and (b) recognizing depreciation of Right- of-Use Asset and interest from lease separately in the income statement. Transition to IFRS 16 ITAÚ UNIBANCO HOLDING adopted IFRS 16 under the modified retrospective transition method on st January 1 , 2019, using the following criteria: · unified discount rate, considering a portfolio of similar agreements; · calculation of lease liabilities and Right-of-Use Assets at present value of remaining payments; and · review of lease agreements and terms. New financial subleases have not been recorded. b) Accounting standards recently issued and applicable in future periods · Amendment in Conceptual Framework – In March, 2018, IASB issued a review of the Conceptual Framework and the main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These st changes are effective for the years started on January 1 , 2020 and possible impacts are being assessed and will be completed by the date they come into force. · IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: · General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 40

· Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; and it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: applicable to insurance contracts with direct participation features. The insurance contracts are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required for differences that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; · Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more material by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. b) Goodwill The adjustment of goodwill for impairment reflects Management's best estimate for future cash flows of Cash Generating Units (CGUs). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Term to maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 41 · Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months and with modestly complex cash flows. It is simpler than the standard model; and it can be used only when it produces results similar to those that would be obtained it the standard model was used; · Variable Fee Approach: applicable to insurance contracts with direct participation features. The insurance contracts are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: · Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; · Risk Adjustment: estimate of offset required for differences that may occur between cash flows; · Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; · Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. st This standard is effective for annual periods beginning on January 1 , 2021. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more material by ITAÚ UNIBANCO HOLDING are detailed below: a) Consolidation Controlled entities are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Controlled entities are consolidated from the date control is established to the date on which it ceases to exist. b) Goodwill The adjustment of goodwill for impairment reflects Management's best estimate for future cash flows of Cash Generating Units (CGUs). These flows are subject to market conditions and uncertain factors, such as: · Cash flows projected for periods of available forecasts and long-term assumptions for these flows; · Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. c) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: · Term to maturity term: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. · Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 41

· Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: · Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for public bodies, which are recognized is made after 45 days in arrears; · Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether has been substantial change to a contract are: change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits have been transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the sums in question have been received (assets); there is no prohibition on selling the assets or pledging them as guarantee; and there is no obligation to pay over all the proceeds of the assets without significant delay. f) Derecognition of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, it is totally or partially derecognition concurrently with the use of the related allowance for expected credit loss, with no effect on ITAÚ UNIBANCO HOLDING’s Consolidated Statement of Income. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax losses for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 42 · Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon. · Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly using relative and absolute triggers (indicators) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: · Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for public bodies, which are recognized is made after 45 days in arrears; · Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected, including changes in market conditions and economic policy, recessions or fluctuations in indicators different from expected. d) Change to Financial Assets The factors used to determine whether has been substantial change to a contract are: change to contractual cash flows and significant extensions of the term of the transaction due to the debtor's financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer of Financial Assets Financial assets are written off when all their risks and benefits have been transferred. In this assessment, ITAÚ UNIBANCO HOLDING considers if: there is no obligation to make payments unless the sums in question have been received (assets); there is no prohibition on selling the assets or pledging them as guarantee; and there is no obligation to pay over all the proceeds of the assets without significant delay. f) Derecognition of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, it is totally or partially derecognition concurrently with the use of the related allowance for expected credit loss, with no effect on ITAÚ UNIBANCO HOLDING’s Consolidated Statement of Income. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. g) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to temporary differences and tax losses for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 42

h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 43 h) Fair value of financial instruments, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on Management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 43

2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 44 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. Consolidated financial statements are prepared using consistent accounting policies. Intra-Group transactions and balances are eliminated on consolidation. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 44

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital at capital at Activity (1) country currency 09/30/2019 12/31/2018 09/30/2019 12/31/2018 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Capitalization 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Lease 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Insurance Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Acquirer Foreign Itaú CorpBanca Colombia S.A. (Note 3) Colombian peso Colombia Financial institution 25.28% 23.90% 25.28% 23.90% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso 100.00% 100.00% 100.00% 100.00% Uruguay Financial institution Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (2) (Note 3) Chilean peso Chile Financial institution 38.14% 36.06% 38.14% 36.06% Itaú CorpBanca (1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 45 The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital at capital at Activity (1) country currency 09/30/2019 12/31/2018 09/30/2019 12/31/2018 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Financial institution Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Capitalization 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Lease 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Insurance Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Real Brazil 100.00% 100.00% 100.00% 100.00% Acquirer Foreign Itaú CorpBanca Colombia S.A. (Note 3) Colombian peso Colombia Financial institution 25.28% 23.90% 25.28% 23.90% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso 100.00% 100.00% 100.00% 100.00% Uruguay Financial institution Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% United States Broker Itau BBA USA Securities Inc. Real 100.00% 100.00% 100.00% 100.00% (2) (Note 3) Chilean peso Chile Financial institution 38.14% 36.06% 38.14% 36.06% Itaú CorpBanca (1) All foreign branches and subsidiaries of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 45

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase price and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of cash-generating units (CGUs) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in Associates and Joint Ventures and the recoverable amount is analyzed is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges, when they are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash and cash equivalents, Interbank Deposits and Securities purchased under agreements to resell with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 46 II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase price and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of cash-generating units (CGUs) and estimates of fair value less cost to sell and/or value in use. Cash-generating units or groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. Goodwill of associates and joint ventures is reported as part of investment in the Consolidated Balance Sheet under Investments in Associates and Joint Ventures and the recoverable amount is analyzed is carried out in relation to the total balance of the investments (including goodwill). IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders' equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency, as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges, when they are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash and cash equivalents, Interbank Deposits and Securities purchased under agreements to resell with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 46

d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January ¹ , 2018, ITAÚ UNIBANCO HOLDING has applied IFRS 9 – Financial Instruments classifying financial assets in the following measurement categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; and · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are managed; · The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments using the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of a financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 47 d) Financial assets and liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets st As from January ¹ , 2018, ITAÚ UNIBANCO HOLDING has applied IFRS 9 – Financial Instruments classifying financial assets in the following measurement categories: · Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; · Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; and · Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: · The business model under which they are managed; · The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments using the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Effective Interest Rate The effective interest rate is the rate that discounts estimated future receipts or payments over the expected life of a financial asset or liability. To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 47

Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all the risks and rewards of ownership, and such transfer qualifies for derecognition. Otherwise, an assessment is necessary of whether continuing involvement related to any retained control does not prevent derecognition. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a prospective assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 48 Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an arm’s length transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are derecognized when rights to receive cash flows expire or when ITAÚ UNIBANCO HOLDING transfers substantially all the risks and rewards of ownership, and such transfer qualifies for derecognition. Otherwise, an assessment is necessary of whether continuing involvement related to any retained control does not prevent derecognition. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted for in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a prospective assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: · Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; · Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 48

· Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets purchased or originated credit impaired financial assets; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated or purchased without credit impaired financial assets but for which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial assets. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial assets, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets ITAÚ UNIBANCO HOLDING derecognizes a financial asset, or a portion of a financial asset, from its Balance sheet when it transfers substantially all the risks and rewards of ownership of the financial asset. If ITAÚ UNIBANCO HOLDING neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether was retained control of the financial asset. When ITAÚ UNIBANCO HOLDING retains control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset and consideration received is accounted for as a financial liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 49 · Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. · Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets purchased or originated credit impaired financial assets; · Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated or purchased without credit impaired financial assets but for which credit risk has increased significantly; and · Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets purchased or originated credit impaired financial assets. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate at amortized cost (net of provision) rather than at the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial assets. Macroeconomic Scenarios Prospective information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Changes in Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial assets, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Transfer of Financial Assets ITAÚ UNIBANCO HOLDING derecognizes a financial asset, or a portion of a financial asset, from its Balance sheet when it transfers substantially all the risks and rewards of ownership of the financial asset. If ITAÚ UNIBANCO HOLDING neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether was retained control of the financial asset. When ITAÚ UNIBANCO HOLDING retains control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset and consideration received is accounted for as a financial liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 49

II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognition a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements), and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 50 II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: · Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. · Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognition a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the present value of cash flow discount under the new terms, including any rates paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of cash flow remaining from original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements), and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 50

According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents, the relationship between the hedging instrument and the protected items, as well as its risk management purpose and strategy. The hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of their gains or losses is recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When a derivative expires or is sold, when a hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income remains stockholders’ equity until the expected transaction occurs or is no longer expected to occur, at which time it is reclassified to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 51 According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents, the relationship between the hedging instrument and the protected items, as well as its risk management purpose and strategy. The hedge is assessed on an ongoing basis and it is determined as having been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the new measurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the accounting hedge criteria or in the event the designation is revoked, the accounting hedge must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as a cash flow hedge, the effective portion of their gains or losses is recognized in Other comprehensive income – Cash flow hedge, and reclassified to Income in the same period or periods in which the hedged transaction affects income. The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized immediately in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recorded in the corresponding income or expense lines corresponding to the hedged item. When a derivative expires or is sold, when a hedge no longer meets the accounting hedge criteria or when the entity revokes the designation, any cumulative gain or loss existing in Other comprehensive income remains stockholders’ equity until the expected transaction occurs or is no longer expected to occur, at which time it is reclassified to the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in Other Comprehensive Income is immediately transferred to the statement of income. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which is recognized in comprehensive income is reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 51

VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Revenues from Banking Services. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint arrangements when it is has rights to assets and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in OCI of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Commitments as lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The inition recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 52 VI - Capitalization plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from capitalization plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Revenues from Banking Services. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint arrangements ITAÚ UNIBANCO HOLDING defines a joint arrangements when it is has rights to assets and obligations for liabilities related to the business. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in OCI of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures are consistent with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Commitments as lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The inition recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right- of-Use Assets, depreciated under the straight-line method for the lease term and tested half-yearly to identify possible impairment losses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 52

The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 53 The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. g) Fixed assets Fixed assets are recognized at cost of acquisition less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated using the straight-line method and rates based on the estimated useful lives of these assets. These rates and other information are given in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify whether any indications of impairment exist. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have finite or indefinite useful lives. Intangible assets with finite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, are obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 53

Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other then those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 54 Income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other then those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB), provide a guarantee at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that we determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 54

ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 55 ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term of the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 55

Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations is calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on management’s best estimates, and are classified as: · Probable: liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 56 Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations is calculated annually by an independent actuarial advisor using the projected unit credit method. Pension plans - defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are value annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occurred. m) Share-based payments Share-based payments are booked for the value of equity instruments granted, which may be shares or stock options according to the plan, based on their fair value at the grant date. This cost is recognized during the vesting period of the right to exercise the instruments. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). n) Provisions, contingent assets and contingent liabilities Contingent assets and liabilities are possible rights and obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the management of ITAÚ UNIBANCO HOLDING considers that realization is virtually certain. In general this is the case of lawsuits with favorable rulings, in final and unappealable judgments, or the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on management’s best estimates, and are classified as: · Probable: liabilities are recognized in the consolidated balance sheet under Provisions; · Possible: disclosed in the Consolidated Financial Statements, but no provision is recorded; · Remote: require neither a provision nor disclosure. The amount of court deposits is adjusted in accordance with current legislation. o) Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 56

p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by a meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Revenue from contracts with customers Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation Hs been satisfied. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 57 p) Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Additional paid-in capital. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Appropriated reserves, at the average price of treasury shares at the cancellation date. q) Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by a meeting of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders' equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Revenue from contracts with customers Revenue from contracts with customers is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation Hs been satisfied. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 57

Note 3 – Business development Acquisition of minority interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 58 Note 3 – Business development Acquisition of minority interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company's equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019. After the obtainment of regulatory and government authorizations required. Itaú CorpBanca st The Itaú Corpbanca (ITAÚ CORPBANCA) is controlled as of April 1 , 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. On October 12, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired additional interest of 2.08% (10,651,555,020 shares) in the capital of ITAÚ CORPBANCA, for the amount of R$ 362.9 then holding 38.14%. Acquisition of minority interest in XP Investimentos S.A. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 58

Note 4 - Interbank deposits and securities purchased under agreements to resell 09/30/2019 12/31/2018 Current Non-current Total Current Non-current Total Securities purchased under agreements to resell 242,985 13 242,998 280,029 103 280,132 (1) Collateral held 48,826 13 48,839 63,392 93 63,485 166,598 - 166,598 170,500 10 170,510 Collateral repledge Assets received as collateral with right to sell or 14,713 - 14,713 28,369 - 28,369 repledge Assets received as collateral without right to sell 151,885 - 151,885 142,131 10 142,141 or repledge 27,561 - 27,561 46,137 - 46,137 Collateral sold Interbank deposits 30,330 1,384 31,714 25,726 688 26,414 (2) Total 273,315 1,397 274,712 305,755 791 306,546 (1) The amounts of R$ 7,498 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 194,159 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (7) (R$ (10) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 59 Note 4 - Interbank deposits and securities purchased under agreements to resell 09/30/2019 12/31/2018 Current Non-current Total Current Non-current Total Securities purchased under agreements to resell 242,985 13 242,998 280,029 103 280,132 (1) Collateral held 48,826 13 48,839 63,392 93 63,485 166,598 - 166,598 170,500 10 170,510 Collateral repledge Assets received as collateral with right to sell or 14,713 - 14,713 28,369 - 28,369 repledge Assets received as collateral without right to sell 151,885 - 151,885 142,131 10 142,141 or repledge 27,561 - 27,561 46,137 - 46,137 Collateral sold Interbank deposits 30,330 1,384 31,714 25,726 688 26,414 (2) Total 273,315 1,397 274,712 305,755 791 306,546 (1) The amounts of R$ 7,498 (R$ 5,120 at 12/31/2018) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank and the amounts of R$ 194,159 (R$ 216,647 at 12/31/2018) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (7) (R$ (10) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 59

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 09/30/2019 12/31/2018 Gross Gross Adjustments to Fair Adjustments to Fair carrying Fair value carrying Fair value Value (in Income) Value (in Income) amount amount Investment funds 7,716 (1,033) 6,683 5,253 (927) 4,326 (1a) Brazilian government securities 212,643 1,261 213,904 215,956 1,102 217,058 (1b) Government securities – abroad 2,587 (46) 2,541 2,070 9 2,079 Argentina 1,037 (54) 983 1,121 8 1,129 Chile 459 2 461 301 1 302 Colombia 770 6 776 207 - 207 United States 146 - 146 117 - 117 Mexico 50 - 50 120 - 120 Paraguay 2 - 2 1 - 1 Uruguay 114 - 114 84 - 84 Italy - - - 115 - 115 Other 9 - 9 4 - 4 Corporate debt securities 44,356 (484) 43,872 38,953 (505) 38,448 Negotiable shares 12,756 (589) 12,167 9,778 (332) 9,446 Bank deposit certificates 875 - 875 969 - 969 Real estate receivables certificates 1,655 67 1,722 1,391 20 1,411 Debentures 6,688 40 6,728 5,147 (187) 4,960 Eurobonds and other 2,236 (5) 2,231 1,403 (7) 1,396 Financial credit bills 19,711 (1) 19,710 19,724 - 19,724 Promissory notes 289 - 289 435 - 435 Other 146 4 150 106 1 107 Total 267,302 (302) 267,000 262,232 (321) 261,911 (1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 23.959 (R$ 30,114 at 12/31/2018), b) R$ 217 (R$ 131 at 12/31/2018), totaling R$ 24.176 (R$ 30,245 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 60 Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 09/30/2019 12/31/2018 Gross Gross Adjustments to Fair Adjustments to Fair carrying Fair value carrying Fair value Value (in Income) Value (in Income) amount amount Investment funds 7,716 (1,033) 6,683 5,253 (927) 4,326 (1a) Brazilian government securities 212,643 1,261 213,904 215,956 1,102 217,058 (1b) Government securities – abroad 2,587 (46) 2,541 2,070 9 2,079 Argentina 1,037 (54) 983 1,121 8 1,129 Chile 459 2 461 301 1 302 Colombia 770 6 776 207 - 207 United States 146 - 146 117 - 117 Mexico 50 - 50 120 - 120 Paraguay 2 - 2 1 - 1 Uruguay 114 - 114 84 - 84 Italy - - - 115 - 115 Other 9 - 9 4 - 4 Corporate debt securities 44,356 (484) 43,872 38,953 (505) 38,448 Negotiable shares 12,756 (589) 12,167 9,778 (332) 9,446 Bank deposit certificates 875 - 875 969 - 969 Real estate receivables certificates 1,655 67 1,722 1,391 20 1,411 Debentures 6,688 40 6,728 5,147 (187) 4,960 Eurobonds and other 2,236 (5) 2,231 1,403 (7) 1,396 Financial credit bills 19,711 (1) 19,710 19,724 - 19,724 Promissory notes 289 - 289 435 - 435 Other 146 4 150 106 1 107 Total 267,302 (302) 267,000 262,232 (321) 261,911 (1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 23.959 (R$ 30,114 at 12/31/2018), b) R$ 217 (R$ 131 at 12/31/2018), totaling R$ 24.176 (R$ 30,245 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 60

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows: 09/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 71,006 69,382 53,382 52,096 Non-stated maturity 20,472 18,850 15,031 13,772 Up to one year 50,534 50,532 38,351 38,324 Non-current 196,296 197,618 208,850 209,815 From one to five years 136,068 136,662 153,256 153,701 From five to ten years 42,567 42,946 44,258 44,620 After ten years 17,661 18,010 11,336 11,494 Total 267,302 267,000 262,232 261,911 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 199.939 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 09/30/2019 Gross Adjustments to Fair value carrying Fair Value (in Income) amount Brazilian external debt bonds 2,010 56 2,066 Total 2,010 56 2,066 12/31/2018 Gross Adjustments to carrying Fair value Fair Value (in Income) amount Brazilian external debt bonds 1,232 37 1,269 Total 1,232 37 1,269 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 09/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount 765 799 Current 1,008 1,042 Up to one year 1,008 1,042 765 799 Non-current 1,002 1,024 467 470 1,002 1,024 From one to five years 467 470 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 61 The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities are as follows: 09/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 71,006 69,382 53,382 52,096 Non-stated maturity 20,472 18,850 15,031 13,772 Up to one year 50,534 50,532 38,351 38,324 Non-current 196,296 197,618 208,850 209,815 From one to five years 136,068 136,662 153,256 153,701 From five to ten years 42,567 42,946 44,258 44,620 After ten years 17,661 18,010 11,336 11,494 Total 267,302 267,000 262,232 261,911 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 199.939 (R$ 188,069 at 12/31/2018) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 09/30/2019 Gross Adjustments to Fair value carrying Fair Value (in Income) amount Brazilian external debt bonds 2,010 56 2,066 Total 2,010 56 2,066 12/31/2018 Gross Adjustments to carrying Fair value Fair Value (in Income) amount Brazilian external debt bonds 1,232 37 1,269 Total 1,232 37 1,269 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 09/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount 765 799 Current 1,008 1,042 Up to one year 1,008 1,042 765 799 Non-current 1,002 1,024 467 470 1,002 1,024 From one to five years 467 470 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 61

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,062 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 62 Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 12,062 (R$ 12,855 at 12/31/2018) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be accessed in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 62

I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 09/30/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 28,419 69.4 96 321 1,761 1,697 4,619 19,925 5,297 13.0 830 1,090 2,043 568 456 310 Option agreements Forwards (onshore) 2,339 5.7 1,491 511 123 209 5 - Credit derivatives - financial Institutions 177 0.4 - 2 3 6 8 158 NDF - Non Deliverable Forward 4,412 10.8 1,429 850 969 751 268 145 Verification of swap - Companies 15 0.0 1 - 1 - 13 - Other Derivative Financial Instruments 304 0.7 77 2 2 5 8 210 Total 40,963 100.0 3,924 2,776 4,902 3,236 5,377 20,748 % per maturity date 9.5 6.8 12.0 7.9 13.1 50.7 09/30/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (35,354) 74.5 (451) (649) (2,765) (2,681) (8,378) (20,430) Option agreements (6,499) 13.7 (695) (2,508) (1,936) (664) (430) (266) Forwards (onshore) (907) 1.9 (904) - - (3) - - (56) 0.1 - - - (2) - (54) Credit derivatives - financial Institutions NDF - Non Deliverable Forward (4,298) 9.0 (1,244) (826) (958) (616) (507) (147) Verification of swap - Companies (332) 0.7 (1) - (2) - (10) (319) Other Derivative Financial Instruments (68) 0.1 - (4) (1) (8) (9) (46) Total (47,514) 100.0 (3,295) (3,987) (5,662) (3,974) (9,334) (21,262) % per maturity date 6.9 8.4 12.0 8.4 19.6 44.7 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 63 I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 09/30/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 28,419 69.4 96 321 1,761 1,697 4,619 19,925 5,297 13.0 830 1,090 2,043 568 456 310 Option agreements Forwards (onshore) 2,339 5.7 1,491 511 123 209 5 - Credit derivatives - financial Institutions 177 0.4 - 2 3 6 8 158 NDF - Non Deliverable Forward 4,412 10.8 1,429 850 969 751 268 145 Verification of swap - Companies 15 0.0 1 - 1 - 13 - Other Derivative Financial Instruments 304 0.7 77 2 2 5 8 210 Total 40,963 100.0 3,924 2,776 4,902 3,236 5,377 20,748 % per maturity date 9.5 6.8 12.0 7.9 13.1 50.7 09/30/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (35,354) 74.5 (451) (649) (2,765) (2,681) (8,378) (20,430) Option agreements (6,499) 13.7 (695) (2,508) (1,936) (664) (430) (266) Forwards (onshore) (907) 1.9 (904) - - (3) - - (56) 0.1 - - - (2) - (54) Credit derivatives - financial Institutions NDF - Non Deliverable Forward (4,298) 9.0 (1,244) (826) (958) (616) (507) (147) Verification of swap - Companies (332) 0.7 (1) - (2) - (10) (319) Other Derivative Financial Instruments (68) 0.1 - (4) (1) (8) (9) (46) Total (47,514) 100.0 (3,295) (3,987) (5,662) (3,974) (9,334) (21,262) % per maturity date 6.9 8.4 12.0 8.4 19.6 44.7 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 63

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 13,049 55.6 705 187 245 700 2,881 8,331 Option agreements 4,215 18.0 1,167 408 610 872 975 183 Forwards (onshore) 1,835 7.8 893 716 145 81 - - Credit derivatives - financial Institutions 120 0.5 - - 1 5 9 105 NDF - Non Deliverable Forward 3,711 15.8 1,013 968 772 653 178 127 Verification of swap - Companies 44 0.2 - - 7 - 13 24 Other Derivative Financial Instruments 492 2.1 209 10 2 2 13 256 23,466 100.0 3,987 2,289 1,782 2,313 4,069 9,026 Total % per maturity date 17.0 9.8 7.6 9.9 17.3 38.4 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (19,354) 70.3 (923) (979) (606) (1,417) (4,687) (10,742) Option agreements (3,929) 14.3 (883) (500) (604) (831) (823) (288) Forwards (onshore) (470) 1.7 (470) - - - - - Credit derivatives - financial Institutions (140) 0.5 - - - (2) (4) (134) NDF - Non Deliverable Forward (3,384) 12.3 (890) (772) (583) (552) (150) (437) Verification of swap - Companies (162) 0.6 - - (16) - - (146) Other Derivative Financial Instruments (80) 0.3 (2) (2) (8) (13) (8) (47) Total (27,519) 100.0 (3,168) (2,253) (1,817) (2,815) (5,672) (11,794) % per maturity date 11.5 8.2 6.6 10.2 20.6 42.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 64 See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, and by maturity. 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 13,049 55.6 705 187 245 700 2,881 8,331 Option agreements 4,215 18.0 1,167 408 610 872 975 183 Forwards (onshore) 1,835 7.8 893 716 145 81 - - Credit derivatives - financial Institutions 120 0.5 - - 1 5 9 105 NDF - Non Deliverable Forward 3,711 15.8 1,013 968 772 653 178 127 Verification of swap - Companies 44 0.2 - - 7 - 13 24 Other Derivative Financial Instruments 492 2.1 209 10 2 2 13 256 23,466 100.0 3,987 2,289 1,782 2,313 4,069 9,026 Total % per maturity date 17.0 9.8 7.6 9.9 17.3 38.4 12/31/2018 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (19,354) 70.3 (923) (979) (606) (1,417) (4,687) (10,742) Option agreements (3,929) 14.3 (883) (500) (604) (831) (823) (288) Forwards (onshore) (470) 1.7 (470) - - - - - Credit derivatives - financial Institutions (140) 0.5 - - - (2) (4) (134) NDF - Non Deliverable Forward (3,384) 12.3 (890) (772) (583) (552) (150) (437) Verification of swap - Companies (162) 0.6 - - (16) - - (146) Other Derivative Financial Instruments (80) 0.3 (2) (2) (8) (13) (8) (47) Total (27,519) 100.0 (3,168) (2,253) (1,817) (2,815) (5,672) (11,794) % per maturity date 11.5 8.2 6.6 10.2 20.6 42.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 64

II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet Fair value receivable / (received) value (in results / notional amount (payable) / paid stockholders' equity) 09/30/2019 09/30/2019 09/30/2019 09/30/2019 Futures contracts 584,811 - - - Purchase commitments 232,892 - - - Shares 919 - - - Commodities 416 - - - Interest 197,146 - - - Foreign currency 34,411 - - - Commitments to sell 351,919 - - - Shares 196 - - - Commodities 591 - - - Interest 320,853 - - - Foreign currency 30,279 - - - Swaps contracts - (5,456) (1,479) (6,935) Asset position 1,046,539 8,431 19,988 28,419 Commodities 59 1 1 2 Interest 1,028,113 7,152 18,759 25,911 Foreign currency 18,367 1,278 1,228 2,506 Liability position 1,046,539 (13,887) (21,467) (35,354) Shares 69 (8) 1 (7) Interest 1,020,315 (11,640) (21,368) (33,008) Foreign currency 26,155 (2,239) (100) (2,339) Option contracts 1,450,669 (1,292) 90 (1,202) Purchase commitments – long position 141,595 3,146 191 3,337 Shares 10,946 276 184 460 Commodities 357 9 - 9 Interest 87,544 397 (232) 165 Foreign currency 42,748 2,464 239 2,703 Commitments to sell – long position 564,074 1,777 183 1,960 Shares 15,123 389 134 523 Commodities 225 8 (3) 5 Interest 486,818 475 827 1,302 Foreign currency 61,908 905 (775) 130 Purchase commitments – short position 133,810 (4,414) 120 (4,294) Shares 13,664 (236) (267) (503) Commodities 485 (12) 4 (8) Interest 81,538 (357) 316 (41) Foreign currency 38,123 (3,809) 67 (3,742) Commitments to sell – short position 611,190 (1,801) (404) (2,205) Shares 11,493 (248) (158) (406) Commodities 338 (12) 2 (10) Interest 533,933 (391) (851) (1,242) Foreign currency 65,426 (1,150) 603 (547) Forward operations (onshore) 2,193 1,437 (5) 1,432 Purchases receivable 811 975 (9) 966 Shares 313 313 (9) 304 Interest 498 662 - 662 Purchases payable obligations - (498) - (498) Interest - (498) - (498) Sales receivable obligations 1,031 1,369 4 1,373 Shares 1,031 1,019 4 1,023 Interest - 350 - 350 Sales deliverable 351 (409) - (409) Shares 1 (1) - (1) Interest 350 (408) - (408) Credit derivatives 13,532 (36) 157 121 Asset position 10,426 44 133 177 Shares 2,206 50 79 129 Commodities 28 1 1 2 Interest 8,192 (7) 53 46 Liability position 3,106 (80) 24 (56) Shares 1,179 (50) 15 (35) Commodities 2 - - - Interest 1,925 (30) 9 (21) NDF - Non Deliverable Forward 291,849 (57) 171 114 Asset position 149,356 4,178 234 4,412 Commodities 153 12 1 13 Foreign currency 149,203 4,166 233 4,399 Liability position 142,493 (4,235) (63) (4,298) Commodities 421 (34) 1 (33) Foreign currency 142,072 (4,201) (64) (4,265) Check of swap 1,268 (157) (160) (317) Asset position 110 2 13 15 Foreign currency 110 2 13 15 Liability position 1,158 (159) (173) (332) Foreign currency 1,158 (159) (173) (332) Other derivative financial instruments 6,944 240 (4) 236 Asset position 5,705 248 56 304 Shares 71 (6) 3 (3) Interest 5,631 254 (25) 229 Foreign currency 3 - 78 78 Liability position 1,239 (8) (60) (68) Shares 830 2 (45) (43) Interest 409 (10) (8) (18) Foreign currency - - (7) (7) Asset 20,170 20,793 40,963 Liability (25,491) (22,023) (47,514) Total (5,321) (1,230) (6,551) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 09/30/2019 Futures contracts 130,571 298,466 56,866 98,908 584,811 Swaps contracts 25,596 175,885 105,994 739,064 1,046,539 Options 307,117 991,494 49,088 102,970 1,450,669 Forwards (onshore) 1,364 614 210 5 2,193 Credit derivatives - 4,335 1,101 8,096 13,532 NDF - Non Deliverable Forward 117,780 110,844 40,702 22,523 291,849 Verification of swap - Companies 15 42 - 1,211 1,268 Other derivative financial instruments - 902 374 5,668 6,944 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 65 II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet Fair value receivable / (received) value (in results / notional amount (payable) / paid stockholders' equity) 09/30/2019 09/30/2019 09/30/2019 09/30/2019 Futures contracts 584,811 - - - Purchase commitments 232,892 - - - Shares 919 - - - Commodities 416 - - - Interest 197,146 - - - Foreign currency 34,411 - - - Commitments to sell 351,919 - - - Shares 196 - - - Commodities 591 - - - Interest 320,853 - - - Foreign currency 30,279 - - - Swaps contracts - (5,456) (1,479) (6,935) Asset position 1,046,539 8,431 19,988 28,419 Commodities 59 1 1 2 Interest 1,028,113 7,152 18,759 25,911 Foreign currency 18,367 1,278 1,228 2,506 Liability position 1,046,539 (13,887) (21,467) (35,354) Shares 69 (8) 1 (7) Interest 1,020,315 (11,640) (21,368) (33,008) Foreign currency 26,155 (2,239) (100) (2,339) Option contracts 1,450,669 (1,292) 90 (1,202) Purchase commitments – long position 141,595 3,146 191 3,337 Shares 10,946 276 184 460 Commodities 357 9 - 9 Interest 87,544 397 (232) 165 Foreign currency 42,748 2,464 239 2,703 Commitments to sell – long position 564,074 1,777 183 1,960 Shares 15,123 389 134 523 Commodities 225 8 (3) 5 Interest 486,818 475 827 1,302 Foreign currency 61,908 905 (775) 130 Purchase commitments – short position 133,810 (4,414) 120 (4,294) Shares 13,664 (236) (267) (503) Commodities 485 (12) 4 (8) Interest 81,538 (357) 316 (41) Foreign currency 38,123 (3,809) 67 (3,742) Commitments to sell – short position 611,190 (1,801) (404) (2,205) Shares 11,493 (248) (158) (406) Commodities 338 (12) 2 (10) Interest 533,933 (391) (851) (1,242) Foreign currency 65,426 (1,150) 603 (547) Forward operations (onshore) 2,193 1,437 (5) 1,432 Purchases receivable 811 975 (9) 966 Shares 313 313 (9) 304 Interest 498 662 - 662 Purchases payable obligations - (498) - (498) Interest - (498) - (498) Sales receivable obligations 1,031 1,369 4 1,373 Shares 1,031 1,019 4 1,023 Interest - 350 - 350 Sales deliverable 351 (409) - (409) Shares 1 (1) - (1) Interest 350 (408) - (408) Credit derivatives 13,532 (36) 157 121 Asset position 10,426 44 133 177 Shares 2,206 50 79 129 Commodities 28 1 1 2 Interest 8,192 (7) 53 46 Liability position 3,106 (80) 24 (56) Shares 1,179 (50) 15 (35) Commodities 2 - - - Interest 1,925 (30) 9 (21) NDF - Non Deliverable Forward 291,849 (57) 171 114 Asset position 149,356 4,178 234 4,412 Commodities 153 12 1 13 Foreign currency 149,203 4,166 233 4,399 Liability position 142,493 (4,235) (63) (4,298) Commodities 421 (34) 1 (33) Foreign currency 142,072 (4,201) (64) (4,265) Check of swap 1,268 (157) (160) (317) Asset position 110 2 13 15 Foreign currency 110 2 13 15 Liability position 1,158 (159) (173) (332) Foreign currency 1,158 (159) (173) (332) Other derivative financial instruments 6,944 240 (4) 236 Asset position 5,705 248 56 304 Shares 71 (6) 3 (3) Interest 5,631 254 (25) 229 Foreign currency 3 - 78 78 Liability position 1,239 (8) (60) (68) Shares 830 2 (45) (43) Interest 409 (10) (8) (18) Foreign currency - - (7) (7) Asset 20,170 20,793 40,963 Liability (25,491) (22,023) (47,514) Total (5,321) (1,230) (6,551) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 09/30/2019 Futures contracts 130,571 298,466 56,866 98,908 584,811 Swaps contracts 25,596 175,885 105,994 739,064 1,046,539 Options 307,117 991,494 49,088 102,970 1,450,669 Forwards (onshore) 1,364 614 210 5 2,193 Credit derivatives - 4,335 1,101 8,096 13,532 NDF - Non Deliverable Forward 117,780 110,844 40,702 22,523 291,849 Verification of swap - Companies 15 42 - 1,211 1,268 Other derivative financial instruments - 902 374 5,668 6,944 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 65

The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 12/31/2018 12/31/2018 12/31/2018 12/31/2018 Futures contracts 586,033 - - - Purchase commitments 268,228 - - - Shares 13,675 - - - Commodities 194 - - - Interest 243,369 - - - Foreign currency 10,990 - - - Commitments to sell 317,805 - - - Shares 13,965 - - - Commodities 155 - - - Interest 265,218 - - - Foreign currency 38,467 - - - Swaps contracts - (5,188) (1,117) (6,305) Asset position 939,510 6,263 6,786 13,049 Commodities 6 - - - Interest 925,381 5,124 6,380 11,504 Foreign currency 14,123 1,139 406 1,545 Liability position 939,510 (11,451) (7,903) (19,354) Shares 76 (5) 2 (3) Commodities 620 - (1) (1) Interest 913,745 (9,410) (7,973) (17,383) Foreign currency 25,069 (2,036) 69 (1,967) Option contracts 1,262,568 324 (38) 286 Purchase commitments – long position 151,179 1,935 (108) 1,827 Shares 8,211 289 100 389 Commodities 321 10 (3) 7 Interest 100,338 183 (98) 85 Foreign currency 42,309 1,453 (107) 1,346 Commitments to sell – long position 495,464 1,808 580 2,388 Shares 10,802 394 500 894 Commodities 278 11 1 12 Interest 441,673 427 460 887 Foreign currency 42,711 976 (381) 595 Purchase commitments – short position 116,005 (1,564) 153 (1,411) Shares 9,716 (184) (98) (282) Commodities 317 (9) 6 (3) Interest 69,934 (147) 95 (52) Foreign currency 36,038 (1,224) 150 (1,074) Commitments to sell – short position 499,920 (1,855) (663) (2,518) Shares 8,898 (246) (503) (749) Commodities 192 (6) (2) (8) Interest 448,029 (528) (497) (1,025) Foreign currency 42,801 (1,075) 339 (736) Forward operations (onshore) 2,341 1,363 2 1,365 Purchases receivable 415 496 - 496 Shares 36 36 - 36 Interest 379 460 - 460 Purchases payable obligations - (381) - (381) Shares - (2) - (2) Interest - (379) - (379) Sales receivable obligations 1,307 1,337 2 1,339 Shares 1,307 1,292 2 1,294 Interest - 45 - 45 Sales deliverable 619 (89) - (89) Shares 2 (2) - (2) Interest 45 (87) - (87) Foreign currency 572 - - - Credit derivatives 8,324 (243) 223 (20) Asset position 3,825 (87) 207 120 Shares 1,576 (44) 136 92 Interest 2,249 (43) 71 28 Liability position 4,499 (156) 16 (140) Shares 1,316 (55) (14) (69) Interest 3,183 (101) 30 (71) NDF - Non Deliverable Forward 225,355 99 228 327 Asset position 122,495 3,378 333 3,711 Commodities 167 16 1 17 Foreign currency 122,328 3,362 332 3,694 Liability position 102,860 (3,279) (105) (3,384) Commodities 96 (6) 1 (5) Foreign currency 102,764 (3,273) (106) (3,379) Check of swap 1,334 (71) (47) (118) Asset position 115 7 37 44 Interest 115 2 21 23 Foreign currency - 5 16 21 Liability position 1,219 (78) (84) (162) Interest 1,219 (17) (6) (23) Foreign currency - (61) (78) (139) Other derivative financial instruments 5,304 198 214 412 Asset position 4,296 205 287 492 Shares 217 (8) 10 2 Interest 4,074 213 65 278 Foreign currency 5 - 212 212 Liability position 1,008 (7) (73) (80) Shares 842 (4) (42) (46) Interest 158 (2) (21) (23) Foreign currency 8 (1) (10) (11) Asset 15,342 8,124 23,466 Liability (18,860) (8,659) (27,519) Total (3,518) (535) (4,053) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 Futures contracts 217,836 193,637 33,969 140,591 586,033 Swaps contracts 70,403 96,913 96,090 676,104 939,510 Options 595,515 131,147 329,834 206,072 1,262,568 Forwards (onshore) 1,412 844 85 - 2,341 Credit derivatives - 1,188 680 6,456 8,324 NDF - Non Deliverable Forward 76,032 102,024 30,212 17,087 225,355 Verification of swap - Companies - 115 - 1,219 1,334 Other derivative financial instruments 8 405 357 4,534 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 66 The following table shows the composition of derivatives by index: Balance sheet account Adjustment to market Off-balance sheet receivable / (received) value (in results / Fair value notional amount (payable) / paid stockholders' equity) 12/31/2018 12/31/2018 12/31/2018 12/31/2018 Futures contracts 586,033 - - - Purchase commitments 268,228 - - - Shares 13,675 - - - Commodities 194 - - - Interest 243,369 - - - Foreign currency 10,990 - - - Commitments to sell 317,805 - - - Shares 13,965 - - - Commodities 155 - - - Interest 265,218 - - - Foreign currency 38,467 - - - Swaps contracts - (5,188) (1,117) (6,305) Asset position 939,510 6,263 6,786 13,049 Commodities 6 - - - Interest 925,381 5,124 6,380 11,504 Foreign currency 14,123 1,139 406 1,545 Liability position 939,510 (11,451) (7,903) (19,354) Shares 76 (5) 2 (3) Commodities 620 - (1) (1) Interest 913,745 (9,410) (7,973) (17,383) Foreign currency 25,069 (2,036) 69 (1,967) Option contracts 1,262,568 324 (38) 286 Purchase commitments – long position 151,179 1,935 (108) 1,827 Shares 8,211 289 100 389 Commodities 321 10 (3) 7 Interest 100,338 183 (98) 85 Foreign currency 42,309 1,453 (107) 1,346 Commitments to sell – long position 495,464 1,808 580 2,388 Shares 10,802 394 500 894 Commodities 278 11 1 12 Interest 441,673 427 460 887 Foreign currency 42,711 976 (381) 595 Purchase commitments – short position 116,005 (1,564) 153 (1,411) Shares 9,716 (184) (98) (282) Commodities 317 (9) 6 (3) Interest 69,934 (147) 95 (52) Foreign currency 36,038 (1,224) 150 (1,074) Commitments to sell – short position 499,920 (1,855) (663) (2,518) Shares 8,898 (246) (503) (749) Commodities 192 (6) (2) (8) Interest 448,029 (528) (497) (1,025) Foreign currency 42,801 (1,075) 339 (736) Forward operations (onshore) 2,341 1,363 2 1,365 Purchases receivable 415 496 - 496 Shares 36 36 - 36 Interest 379 460 - 460 Purchases payable obligations - (381) - (381) Shares - (2) - (2) Interest - (379) - (379) Sales receivable obligations 1,307 1,337 2 1,339 Shares 1,307 1,292 2 1,294 Interest - 45 - 45 Sales deliverable 619 (89) - (89) Shares 2 (2) - (2) Interest 45 (87) - (87) Foreign currency 572 - - - Credit derivatives 8,324 (243) 223 (20) Asset position 3,825 (87) 207 120 Shares 1,576 (44) 136 92 Interest 2,249 (43) 71 28 Liability position 4,499 (156) 16 (140) Shares 1,316 (55) (14) (69) Interest 3,183 (101) 30 (71) NDF - Non Deliverable Forward 225,355 99 228 327 Asset position 122,495 3,378 333 3,711 Commodities 167 16 1 17 Foreign currency 122,328 3,362 332 3,694 Liability position 102,860 (3,279) (105) (3,384) Commodities 96 (6) 1 (5) Foreign currency 102,764 (3,273) (106) (3,379) Check of swap 1,334 (71) (47) (118) Asset position 115 7 37 44 Interest 115 2 21 23 Foreign currency - 5 16 21 Liability position 1,219 (78) (84) (162) Interest 1,219 (17) (6) (23) Foreign currency - (61) (78) (139) Other derivative financial instruments 5,304 198 214 412 Asset position 4,296 205 287 492 Shares 217 (8) 10 2 Interest 4,074 213 65 278 Foreign currency 5 - 212 212 Liability position 1,008 (7) (73) (80) Shares 842 (4) (42) (46) Interest 158 (2) (21) (23) Foreign currency 8 (1) (10) (11) Asset 15,342 8,124 23,466 Liability (18,860) (8,659) (27,519) Total (3,518) (535) (4,053) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 31 - 180 181 - 365 Over 365 12/31/2018 Futures contracts 217,836 193,637 33,969 140,591 586,033 Swaps contracts 70,403 96,913 96,090 676,104 939,510 Options 595,515 131,147 329,834 206,072 1,262,568 Forwards (onshore) 1,412 844 85 - 2,341 Credit derivatives - 1,188 680 6,456 8,324 NDF - Non Deliverable Forward 76,032 102,024 30,212 17,087 225,355 Verification of swap - Companies - 115 - 1,219 1,334 Other derivative financial instruments 8 405 357 4,534 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 66

III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 09/30/2019 NDF - Non Verification of Other derivative Futures Swaps Forwards Options Credit derivatives Deliverable swap - financial contracts contracts (onshore) Forward companies instruments B3 360,670 17,959 1,234,626 1,344 - 55,183 - - Over-the-counter market 224,141 1,028,580 216,043 849 13,532 236,666 1,268 6,944 Financial institutions 223,105 806,872 184,012 128 13,532 120,810 - 5,436 Companies 1,036 177,701 31,571 721 - 114,432 1,268 1,508 Individuals - 44,007 460 - - 1,424 - - Total 584,811 1,046,539 1,450,669 2,193 13,532 291,849 1,268 6,944 12/31/2018 NDF - Non Verification of Other derivative Futures Swaps Forwards Options Credit derivatives Deliverable swap - financial contracts contracts (onshore) Forward companies instruments B3 480,950 20,209 1,106,794 1,912 - 47,628 - - Over-the-counter market 105,083 919,301 155,774 429 8,324 177,727 1,334 5,304 Financial institutions 104,297 702,848 110,859 - 7,742 103,172 - 3,602 Companies 786 150,639 44,464 429 582 73,811 1,334 1,702 Individuals - 65,814 451 - - 744 - - Total 586,033 939,510 1,262,568 2,341 8,324 225,355 1,334 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 67 III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 09/30/2019 NDF - Non Verification of Other derivative Futures Swaps Forwards Options Credit derivatives Deliverable swap - financial contracts contracts (onshore) Forward companies instruments B3 360,670 17,959 1,234,626 1,344 - 55,183 - - Over-the-counter market 224,141 1,028,580 216,043 849 13,532 236,666 1,268 6,944 Financial institutions 223,105 806,872 184,012 128 13,532 120,810 - 5,436 Companies 1,036 177,701 31,571 721 - 114,432 1,268 1,508 Individuals - 44,007 460 - - 1,424 - - Total 584,811 1,046,539 1,450,669 2,193 13,532 291,849 1,268 6,944 12/31/2018 NDF - Non Verification of Other derivative Futures Swaps Forwards Options Credit derivatives Deliverable swap - financial contracts contracts (onshore) Forward companies instruments B3 480,950 20,209 1,106,794 1,912 - 47,628 - - Over-the-counter market 105,083 919,301 155,774 429 8,324 177,727 1,334 5,304 Financial institutions 104,297 702,848 110,859 - 7,742 103,172 - 3,602 Companies 786 150,639 44,464 429 582 73,811 1,334 1,702 Individuals - 65,814 451 - - 744 - - Total 586,033 939,510 1,262,568 2,341 8,324 225,355 1,334 5,304 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 67

IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 09/30/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 7,399 1,741 2,270 3,245 143 TRS 3,285 3,285 - - - Total by instrument 10,684 5,026 2,270 3,245 143 By risk rating Investment grade 1,137 169 541 396 31 Below investment grade 9,547 4,857 1,729 2,849 112 Total by risk 10,684 5,026 2,270 3,245 143 By reference entity Brazilian government 7,161 4,564 1,134 1,463 - Governments – abroad 218 47 55 114 2 Private entities 3,305 415 1,081 1,668 141 Total by entity 10,684 5,026 2,270 3,245 143 12/31/2018 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,853 1,685 1,913 3,203 52 Total by instrument 6,853 1,685 1,913 3,203 52 By risk rating Investment grade 1,361 300 510 539 12 Below investment grade 5,492 1,385 1,403 2,664 40 Total by risk 6,853 1,685 1,913 3,203 52 By reference entity Brazilian government 3,772 1,167 1,118 1,487 - Governments – abroad 314 71 85 156 2 Private entities 2,767 447 710 1,560 50 Total by entity 6,853 1,685 1,913 3,203 52 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 68 IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk. CDS (credit default swap) is credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 09/30/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 7,399 1,741 2,270 3,245 143 TRS 3,285 3,285 - - - Total by instrument 10,684 5,026 2,270 3,245 143 By risk rating Investment grade 1,137 169 541 396 31 Below investment grade 9,547 4,857 1,729 2,849 112 Total by risk 10,684 5,026 2,270 3,245 143 By reference entity Brazilian government 7,161 4,564 1,134 1,463 - Governments – abroad 218 47 55 114 2 Private entities 3,305 415 1,081 1,668 141 Total by entity 10,684 5,026 2,270 3,245 143 12/31/2018 Maximum potential From 1 to 3 From 3 to 5 of future payments, Before 1 year Over 5 years years years gross By instrument CDS 6,853 1,685 1,913 3,203 52 Total by instrument 6,853 1,685 1,913 3,203 52 By risk rating Investment grade 1,361 300 510 539 12 Below investment grade 5,492 1,385 1,403 2,664 40 Total by risk 6,853 1,685 1,913 3,203 52 By reference entity Brazilian government 3,772 1,167 1,118 1,487 - Governments – abroad 314 71 85 156 2 Private entities 2,767 447 710 1,560 50 Total by entity 6,853 1,685 1,913 3,203 52 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 68

09/30/2019 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (7,399) 2,848 (4,551) TRS (3,285) - (3,285) Total (10,684) 2,848 (7,836) 12/31/2018 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,853) 1,471 (5,382) Total (6,853) 1,471 (5,382) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 69 09/30/2019 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (7,399) 2,848 (4,551) TRS (3,285) - (3,285) Total (10,684) 2,848 (7,836) 12/31/2018 Notional amount of credit protection Notional amount of credit Net position purchased with identical underlying protection sold amount CDS (6,853) 1,471 (5,382) Total (6,853) 1,471 (5,382) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 69

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 09/30/2019 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized Total Sheet presented in the Balance Sheet (1) (3) financial assets Cash collateral received Financial instruments Securities purchased under agreements to resell 243,003 - 243,003 (577) - 242,426 Derivatives financial instruments 40,963 - 40,963 (2,624) - 38,339 12/31/2018 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized Total Sheet presented in the Balance Sheet (1) (3) financial assets Cash collateral received Financial instruments Securities purchased under agreements to resell 280,132 - 280,132 (2,822) - 277,310 Derivatives financial instruments 23,466 - 23,466 (3,091) - 20,375 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 09/30/2019 Gross amount of (2) Related amounts not offset in the Balance Sheet recognized Gross amount offsetin the Balance Net amount of financial assets Total Sheet presented in the Balance Sheet financial liabilities (3) Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 280,761 - 280,761 (26,880) - 253,881 Derivatives financial instruments 47,514 - 47,514 (2,624) (143) 44,747 12/31/2018 Gross amount of (2) Related amounts not offset in the Balance Sheet recognized Gross amount offsetin the Balance Net amount of financial assets Total Sheet presented in the Balance Sheet financial liabilities (3) Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 330,237 - 330,237 (23,079) - 307,158 Derivatives financial instruments 27,519 - 27,519 (3,091) (333) 24,095 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable. (2) Limited to amounts subject to enforceable master offset agreements and other such agreements. (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 70 V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements, and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 09/30/2019 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized Total Sheet presented in the Balance Sheet (1) (3) financial assets Cash collateral received Financial instruments Securities purchased under agreements to resell 243,003 - 243,003 (577) - 242,426 Derivatives financial instruments 40,963 - 40,963 (2,624) - 38,339 12/31/2018 (2) Gross amount of Related amounts not offset in the Balance Sheet Gross amount offsetin the Balance Net amount of financial assets recognized Total Sheet presented in the Balance Sheet (1) (3) financial assets Cash collateral received Financial instruments Securities purchased under agreements to resell 280,132 - 280,132 (2,822) - 277,310 Derivatives financial instruments 23,466 - 23,466 (3,091) - 20,375 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 09/30/2019 Gross amount of (2) Related amounts not offset in the Balance Sheet recognized Gross amount offsetin the Balance Net amount of financial assets Total Sheet presented in the Balance Sheet financial liabilities (3) Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 280,761 - 280,761 (26,880) - 253,881 Derivatives financial instruments 47,514 - 47,514 (2,624) (143) 44,747 12/31/2018 Gross amount of (2) Related amounts not offset in the Balance Sheet recognized Gross amount offsetin the Balance Net amount of financial assets Total Sheet presented in the Balance Sheet financial liabilities (3) Cash collateral pledged Financial instruments (1) Securities sold under repurchase agreements 330,237 - 330,237 (23,079) - 307,158 Derivatives financial instruments 27,519 - 27,519 (3,091) (333) 24,095 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable. (2) Limited to amounts subject to enforceable master offset agreements and other such agreements. (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 70

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of repurchase agreements: to hedge fluctuactions in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; · Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 71 Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge, and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: · Interest Rate: Risk of loss in transactions subject to interest rate variations; · Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non- deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks · Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows from interest payments resulting from changes in the DI interest rate, through futures contracts; · Hedge of asset transactions: to hedge fluctuations in cash flows from interest receipts resulting from changes in the DI rate, through futures contracts; · Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; · Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate and foreign exchange, through swap contracts; · Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; · Hedge of repurchase agreements: to hedge fluctuactions in cash flows from interest received on changes in Selic (benchmark interest rate), through futures contracts; · Hedging of expected highly probable transactions: hedging the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of such strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 71

09/30/2019 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 23,967 (2,766) (3,459) 23,967 (2,897) agreements to resell Loans and lease operations and Hedge of assets transactions 1,644 - 134 134 1,778 134 Securities Securities purchased under Hedge of Asset-backed securities under repurchase agreements 13,723 - 568 568 14,884 568 agreements to resell Hedge of loan operations Loans and lease operations 289 - 15 15 274 17 - 4,337 (43) (37) 4,294 (43) Hedge of funding Deposits Hedge of assets denominated in UF Securities 9,271 - (18) (18) 9,289 (18) Foreign exchange risk 5,882 - 73 105 5,882 73 Hedge of highly probable forecast transactions Total 30,809 28,304 (2,037) (2,692) 60,368 (2,166) 12/31/2018 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under - 29,727 (1,682) (2,946) 29,727 (1,800) Hedge of deposits and repurchase agreements agreements to resell Loans and lease operations and 7,866 - 136 136 8,003 136 Hedge of assets transactions Securities Securities purchased under 36,668 - 353 353 38,013 359 agreements to resell Hedge of Asset-backed securities under repurchase agreements Hedge of loan operations Loans and lease operations 274 - 6 6 268 7 Deposits Hedge of funding - 3,200 78 86 3,105 82 Hedge of assets denominated in UF Securities 13,247 - 26 26 13,221 23 Foreign exchange risk Hedge of highly probable forecast transactions 71 - 6 6 71 6 Total 58,126 32,927 (1,077) (2,333) 92,408 (1,187) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The amount of R$ (1,426) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended September 30, 2019, the amount of R$ (572) was recognized in Result related to this deferral. 09/30/2019 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 40,629 - 2 (2,195) (2,064) (131) - Swap 13,857 4,337 9,561 (44) (46) 2 - Foreign exchange risk Futures 5,882 - 5,864 73 73 - - Total 60,368 4,337 15,427 (2,166) (2,037) (129) - 12/31/2018 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 75,743 256 21 (1,305) (1,193) (112) - Swap 16,594 3,023 13,519 112 110 2 - Foreign exchange risk Futures 6 5 - 1 1 - - Option 65 9 - 5 5 - - Total 92,408 3,293 13,540 (1,187) (1,077) (110) - (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 72 09/30/2019 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 23,967 (2,766) (3,459) 23,967 (2,897) agreements to resell Loans and lease operations and Hedge of assets transactions 1,644 - 134 134 1,778 134 Securities Securities purchased under Hedge of Asset-backed securities under repurchase agreements 13,723 - 568 568 14,884 568 agreements to resell Hedge of loan operations Loans and lease operations 289 - 15 15 274 17 - 4,337 (43) (37) 4,294 (43) Hedge of funding Deposits Hedge of assets denominated in UF Securities 9,271 - (18) (18) 9,289 (18) Foreign exchange risk 5,882 - 73 105 5,882 73 Hedge of highly probable forecast transactions Total 30,809 28,304 (2,037) (2,692) 60,368 (2,166) 12/31/2018 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Nominal value used to recognized in Other hedge Value calculate hedge Assets Liabilities comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under - 29,727 (1,682) (2,946) 29,727 (1,800) Hedge of deposits and repurchase agreements agreements to resell Loans and lease operations and 7,866 - 136 136 8,003 136 Hedge of assets transactions Securities Securities purchased under 36,668 - 353 353 38,013 359 agreements to resell Hedge of Asset-backed securities under repurchase agreements Hedge of loan operations Loans and lease operations 274 - 6 6 268 7 Deposits Hedge of funding - 3,200 78 86 3,105 82 Hedge of assets denominated in UF Securities 13,247 - 26 26 13,221 23 Foreign exchange risk Hedge of highly probable forecast transactions 71 - 6 6 71 6 Total 58,126 32,927 (1,077) (2,333) 92,408 (1,187) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage relationship, since both the hedged item and instruments change over time. This is so because they are portfolio strategies, reflecting guidelines for risk management strategy approved in the proper approval level. The amount of R$ (1,426) in Reserve of Cash Flow Hedge will be recognized in result for the maturity term of the hedged item. In the period ended September 30, 2019, the amount of R$ (572) was recognized in Result related to this deferral. 09/30/2019 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 40,629 - 2 (2,195) (2,064) (131) - Swap 13,857 4,337 9,561 (44) (46) 2 - Foreign exchange risk Futures 5,882 - 5,864 73 73 - - Total 60,368 4,337 15,427 (2,166) (2,037) (129) - 12/31/2018 (*) Variations in fair Variation in value Hedge ineffecti- Amount Book Value Hedge Instruments Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 75,743 256 21 (1,305) (1,193) (112) - Swap 16,594 3,023 13,519 112 110 2 - Foreign exchange risk Futures 6 5 - 1 1 - - Option 65 9 - 5 5 - - Total 92,408 3,293 13,540 (1,187) (1,077) (110) - (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 72

b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets. The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 09/30/2019 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 15,666 (8,248) (8,248) 13,393 (8,251) Total - 15,666 (8,248) (8,248) 13,393 (8,251) 12/31/2018 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,820 (7,300) (7,300) 12,550 (7,296) Total - 14,820 (7,300) (7,300) 12,550 (7,296) (1) Hedge instruments include the overhedge rate of 44.65% regarding taxes. (2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation. 09/30/2019 (*) Variations in fair Variation in the value Hedge Amount reclassified Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk DDI futures 30,082 54 - (12,990) (12,953) (37) - Forward (1,580) 600 - 408 381 27 - (14,150) 236 - 4,119 4,110 9 - NDF Financial Assets (959) 959 - 212 214 (2) - Total 13,393 1,849 - (8,251) (8,248) (3) - 12/31/2018 Variations in fair Variation in the value Hedge Amount reclassified (*) Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk DDI futures 27,990 - 113 (11,394) (11,353) (41) - Forward (1,470) 1,059 - 764 726 38 - NDF (13,167) 255 - 3,198 3,189 9 - Financial Assets (803) 803 - 136 138 (2) - 12,550 2,117 113 (7,296) (7,300) 4 - Total (*) Amounts recorded under heading Derivatives Financial Instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 73 b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets. The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 09/30/2019 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 15,666 (8,248) (8,248) 13,393 (8,251) Total - 15,666 (8,248) (8,248) 13,393 (8,251) 12/31/2018 Hedged item Hedge instrument (2) Variation in fair value Book Value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk (1) Hedge of net investment in foreign operations - 14,820 (7,300) (7,300) 12,550 (7,296) Total - 14,820 (7,300) (7,300) 12,550 (7,296) (1) Hedge instruments include the overhedge rate of 44.65% regarding taxes. (2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation. 09/30/2019 (*) Variations in fair Variation in the value Hedge Amount reclassified Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk DDI futures 30,082 54 - (12,990) (12,953) (37) - Forward (1,580) 600 - 408 381 27 - (14,150) 236 - 4,119 4,110 9 - NDF Financial Assets (959) 959 - 212 214 (2) - Total 13,393 1,849 - (8,251) (8,248) (3) - 12/31/2018 Variations in fair Variation in the value Hedge Amount reclassified (*) Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk DDI futures 27,990 - 113 (11,394) (11,353) (41) - Forward (1,470) 1,059 - 764 726 38 - NDF (13,167) 255 - 3,198 3,189 9 - Financial Assets (803) 803 - 136 138 (2) - 12,550 2,117 113 (7,296) (7,300) 4 - Total (*) Amounts recorded under heading Derivatives Financial Instruments. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 73

c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variations in fair value on the receipt and payment of interest on recognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies fair value hedges as follows: Interest rate risk: · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument. · The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 09/30/2019 Hedged Item Hedge Instruments (*) Variation in fair Fair value Book Value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 6,872 - 7,207 - 335 6,872 (341) Hedge of funding - 8,083 - 9,164 (1,081) 8,083 1,079 Hedge of securities at fair value through other 4,686 - 4,757 - 71 4,792 (67) comprehensive income Total 11,558 8,083 11,964 9,164 (675) 19,747 671 12/31/2018 Hedged Item Hedge Instruments (*) Variation in fair Fair value Book Value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,066 - 7,119 - 53 7,066 (54) Hedge of funding - 9,124 - 9,167 (43) 9,124 43 Hedge of securities at fair value through other 5,391 - 5,483 - 93 5,401 (82) comprehensive income Total 12,457 9,124 12,602 9,167 103 21,591 (93) (*) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 74 c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variations in fair value on the receipt and payment of interest on recognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies fair value hedges as follows: Interest rate risk: · To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: · The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument. · The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 09/30/2019 Hedged Item Hedge Instruments (*) Variation in fair Fair value Book Value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 6,872 - 7,207 - 335 6,872 (341) Hedge of funding - 8,083 - 9,164 (1,081) 8,083 1,079 Hedge of securities at fair value through other 4,686 - 4,757 - 71 4,792 (67) comprehensive income Total 11,558 8,083 11,964 9,164 (675) 19,747 671 12/31/2018 Hedged Item Hedge Instruments (*) Variation in fair Fair value Book Value Strategies Variation in fair value Notional value used to recognized in amount calculate hedge income Assets Liabilities Assets Liabilities ineffectiveness Interest rate risk Hedge of loan operations 7,066 - 7,119 - 53 7,066 (54) Hedge of funding - 9,124 - 9,167 (43) 9,124 43 Hedge of securities at fair value through other 5,391 - 5,483 - 93 5,401 (82) comprehensive income Total 12,457 9,124 12,602 9,167 103 21,591 (93) (*) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operation. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 74

09/30/2019 (1) Variation in fair value used Book value Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 19,747 1,050 4,890 671 (4) Swap Total 19,747 1,050 4,890 671 (4) 12/31/2018 (1) Variation in fair value used Hedge Instruments Book value Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk Swap 21,591 86 1,078 (93) 10 Total 21,591 86 1,078 (93) 10 (1) Amounts recorded under heading Derivatives financial instruments. (2) In the period, the amount of R$ 401 is no longer qualified as hedge, with effect on result of R$ (9). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 75 09/30/2019 (1) Variation in fair value used Book value Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk (2) 19,747 1,050 4,890 671 (4) Swap Total 19,747 1,050 4,890 671 (4) 12/31/2018 (1) Variation in fair value used Hedge Instruments Book value Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness Interest rate risk Swap 21,591 86 1,078 (93) 10 Total 21,591 86 1,078 (93) 10 (1) Amounts recorded under heading Derivatives financial instruments. (2) In the period, the amount of R$ 401 is no longer qualified as hedge, with effect on result of R$ (9). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 75

The tables below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 09/30/2019 12/31/2018 Hedge instruments Hedge instruments Hedged item Hedged item Strategies Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 23,967 (3) 23,967 29,727 (21) 29,727 Hedge of highly probable forecast transactions 5,882 73 5,882 71 6 71 Hedge of net investment in foreign operations 13,393 1,849 15,666 12,550 2,230 14,820 Hedge of loan operations (Fair value) 6,872 (341) 6,872 7,066 (54) 7,066 Hedge of loan operations (Cash flow) 274 17 289 268 7 274 Hedge of funding (Fair value) 8,083 1,079 8,083 9,124 43 9,124 Hedge of funding (Cash flow) 4,294 (43) 4,337 3,105 82 3,200 Hedge of assets transactions 1,778 134 1,644 8,003 136 7,866 Hedge of Asset-backed securities under repurchase agreements 14,884 2 13,723 38,013 8 36,668 Hedge of assets denominated in UF 9,289 (18) 9,271 13,221 23 13,247 Hedge of securities at fair value through other comprehensive income 4,792 (67) 4,686 5,401 (82) 5,391 Total 2,682 2,378 The table below shows the breakdown by maturity of the hedging strategies: 09/30/2019 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 5,864 3,922 1,716 8,065 - 4,400 - 23,967 Hedge of highly probable forecast transactions 5,882 - - - - - - 5,882 (*) Hedge of net investment in foreign operations 13,393 - - - - - - 13,393 Hedge of loan operations (Fair value) 292 1,503 982 1,531 822 882 860 6,872 Hedge of loan operations (Cash flow) 29 57 159 29 - - - 274 Hedge of funding (Fair value) 287 321 400 437 137 4,401 2,100 8,083 Hedge of funding (Cash flow) 2,133 - - 1,754 171 236 - 4,294 Hedge of assets transactions - 1,778 - - - - - 1,778 Hedge of Asset-backed securities under repurchase agreements 6,228 1,647 797 5,499 - 713 - 14,884 Hedge of assets denominated in UF 6,764 2,468 57 - - - - 9,289 Hedge of securities at fair value through other comprehensive income 4,446 21 - 29 - 296 - 4,792 Total 45,318 11,717 4,111 17,344 1,130 10,928 2,960 93,508 12/31/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 11,925 4,729 3,519 - 5,737 3,817 - 29,727 Hedge of highly probable forecast transactions 71 - - - - - - 71 (*) Hedge of net investment in foreign operations 12,550 - - - - - - 12,550 Hedge of loan operations (Fair value) 293 1,416 1,793 1,379 375 822 988 7,066 Hedge of loan operations (Cash flow) - 28 162 78 - - - 268 Hedge of funding (Fair value) 1,590 297 154 391 377 3,972 2,343 9,124 Hedge of funding (Cash flow) 2,874 - - - - 231 - 3,105 Hedge of assets transactions 6,346 - 1,657 - - - - 8,003 Hedge of Asset-backed securities under repurchase agreements 26,943 5,838 1,517 - 3,715 - - 38,013 Hedge of assets denominated in UF 12,241 924 56 - - - - 13,221 Hedge of securities at fair value through other comprehensive income 4,223 - - - - 1,178 - 5,401 Total 79,056 13,232 8,858 1,848 10,204 10,020 3,331 126,549 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 76 The tables below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 09/30/2019 12/31/2018 Hedge instruments Hedge instruments Hedged item Hedged item Strategies Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 23,967 (3) 23,967 29,727 (21) 29,727 Hedge of highly probable forecast transactions 5,882 73 5,882 71 6 71 Hedge of net investment in foreign operations 13,393 1,849 15,666 12,550 2,230 14,820 Hedge of loan operations (Fair value) 6,872 (341) 6,872 7,066 (54) 7,066 Hedge of loan operations (Cash flow) 274 17 289 268 7 274 Hedge of funding (Fair value) 8,083 1,079 8,083 9,124 43 9,124 Hedge of funding (Cash flow) 4,294 (43) 4,337 3,105 82 3,200 Hedge of assets transactions 1,778 134 1,644 8,003 136 7,866 Hedge of Asset-backed securities under repurchase agreements 14,884 2 13,723 38,013 8 36,668 Hedge of assets denominated in UF 9,289 (18) 9,271 13,221 23 13,247 Hedge of securities at fair value through other comprehensive income 4,792 (67) 4,686 5,401 (82) 5,391 Total 2,682 2,378 The table below shows the breakdown by maturity of the hedging strategies: 09/30/2019 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 5,864 3,922 1,716 8,065 - 4,400 - 23,967 Hedge of highly probable forecast transactions 5,882 - - - - - - 5,882 (*) Hedge of net investment in foreign operations 13,393 - - - - - - 13,393 Hedge of loan operations (Fair value) 292 1,503 982 1,531 822 882 860 6,872 Hedge of loan operations (Cash flow) 29 57 159 29 - - - 274 Hedge of funding (Fair value) 287 321 400 437 137 4,401 2,100 8,083 Hedge of funding (Cash flow) 2,133 - - 1,754 171 236 - 4,294 Hedge of assets transactions - 1,778 - - - - - 1,778 Hedge of Asset-backed securities under repurchase agreements 6,228 1,647 797 5,499 - 713 - 14,884 Hedge of assets denominated in UF 6,764 2,468 57 - - - - 9,289 Hedge of securities at fair value through other comprehensive income 4,446 21 - 29 - 296 - 4,792 Total 45,318 11,717 4,111 17,344 1,130 10,928 2,960 93,508 12/31/2018 Strategies 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 11,925 4,729 3,519 - 5,737 3,817 - 29,727 Hedge of highly probable forecast transactions 71 - - - - - - 71 (*) Hedge of net investment in foreign operations 12,550 - - - - - - 12,550 Hedge of loan operations (Fair value) 293 1,416 1,793 1,379 375 822 988 7,066 Hedge of loan operations (Cash flow) - 28 162 78 - - - 268 Hedge of funding (Fair value) 1,590 297 154 391 377 3,972 2,343 9,124 Hedge of funding (Cash flow) 2,874 - - - - 231 - 3,105 Hedge of assets transactions 6,346 - 1,657 - - - - 8,003 Hedge of Asset-backed securities under repurchase agreements 26,943 5,838 1,517 - 3,715 - - 38,013 Hedge of assets denominated in UF 12,241 924 56 - - - - 13,221 Hedge of securities at fair value through other comprehensive income 4,223 - - - - 1,178 - 5,401 Total 79,056 13,232 8,858 1,848 10,204 10,020 3,331 126,549 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 76

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 09/30/2019 12/31/2018 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders' loss stockholders' loss amount amount equity) equity) (1a) Brazilian government securities 33,689 2,096 - 35,785 27,064 775 - 27,839 Other government securities 36 - (36) - 36 - (36) - (1b) Government securities – abroad 19,418 (5) (4) 19,409 18,844 (70) (2) 18,772 Germany 23 - - 23 22 - - 22 Colombia 2,332 24 - 2,356 5,491 14 - 5,505 Chile 11,119 158 - 11,277 7,647 7 (1) 7,653 United States 3,240 (4) - 3,236 2,634 (16) - 2,618 France - - - - 891 - - 891 Italy 146 2 - 148 - - - - Panama 21 - - 21 - - - - Paraguay 1,931 (182) (4) 1,745 1,601 (71) (1) 1,529 Uruguay 606 (3) - 603 557 (4) - 553 Other - - - - 1 - - 1 (1c) Corporate debt securities 3,402 139 (47) 3,494 2,719 40 (47) 2,712 Negotiable Shares 76 78 - 154 77 84 - 161 Bank deposit certificates 136 - - 136 1,053 - - 1,053 Debentures 1,336 30 (43) 1,323 44 - (42) 2 Eurobonds and others 1,851 31 (1) 1,881 1,542 (44) (2) 1,496 Other 3 - (3) - 3 - (3) - Total 56,545 2,230 (87) 58,688 48,663 745 (85) 49,323 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 24,547 (R$ 25,147 at 12/31/2018), b) R$ 562 (R$ 3,583 at 12/31/2018) and c) with no amount as of that date (R$ 237 at 12/31/2018), totaling R$ 25,109 (R$ 28,967 at 12/31/2018). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 09/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 10,696 10,747 10,666 10,684 Non-stated maturity 76 154 77 161 Up to one year 10,620 10,593 10,589 10,523 Non-current 45,849 47,941 37,997 38,639 From one to five years 30,294 31,214 21,417 21,650 From five to ten years 10,013 10,557 11,906 12,029 After ten years 5,542 6,170 4,674 4,960 Total 56,545 58,688 48,663 49,323 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 09/30/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 76 78 - 154 Total 76 78 - 154 12/31/2018 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 77 84 - 161 Total 77 84 - 161 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 09/30/2019 12/31/2018 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 76 154 77 161 Non-stated maturity 76 154 77 161 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 77 Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 09/30/2019 12/31/2018 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders' loss stockholders' loss amount amount equity) equity) (1a) Brazilian government securities 33,689 2,096 - 35,785 27,064 775 - 27,839 Other government securities 36 - (36) - 36 - (36) - (1b) Government securities – abroad 19,418 (5) (4) 19,409 18,844 (70) (2) 18,772 Germany 23 - - 23 22 - - 22 Colombia 2,332 24 - 2,356 5,491 14 - 5,505 Chile 11,119 158 - 11,277 7,647 7 (1) 7,653 United States 3,240 (4) - 3,236 2,634 (16) - 2,618 France - - - - 891 - - 891 Italy 146 2 - 148 - - - - Panama 21 - - 21 - - - - Paraguay 1,931 (182) (4) 1,745 1,601 (71) (1) 1,529 Uruguay 606 (3) - 603 557 (4) - 553 Other - - - - 1 - - 1 (1c) Corporate debt securities 3,402 139 (47) 3,494 2,719 40 (47) 2,712 Negotiable Shares 76 78 - 154 77 84 - 161 Bank deposit certificates 136 - - 136 1,053 - - 1,053 Debentures 1,336 30 (43) 1,323 44 - (42) 2 Eurobonds and others 1,851 31 (1) 1,881 1,542 (44) (2) 1,496 Other 3 - (3) - 3 - (3) - Total 56,545 2,230 (87) 58,688 48,663 745 (85) 49,323 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 24,547 (R$ 25,147 at 12/31/2018), b) R$ 562 (R$ 3,583 at 12/31/2018) and c) with no amount as of that date (R$ 237 at 12/31/2018), totaling R$ 25,109 (R$ 28,967 at 12/31/2018). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 09/30/2019 12/31/2018 Gross Gross carrying Fair value carrying Fair value amount amount Current 10,696 10,747 10,666 10,684 Non-stated maturity 76 154 77 161 Up to one year 10,620 10,593 10,589 10,523 Non-current 45,849 47,941 37,997 38,639 From one to five years 30,294 31,214 21,417 21,650 From five to ten years 10,013 10,557 11,906 12,029 After ten years 5,542 6,170 4,674 4,960 Total 56,545 58,688 48,663 49,323 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 09/30/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 76 78 - 154 Total 76 78 - 154 12/31/2018 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders' equity) Negotiable shares 77 84 - 161 Total 77 84 - 161 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 09/30/2019 12/31/2018 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 76 154 77 161 Non-stated maturity 76 154 77 161 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 77

Reconciliation of expected loss for Other financial assets, segregated by stages: Expected Expected Gains / Stage 1 loss Purchases Settlements loss (Losses) 12/31/2018 09/30/2019 Financial assets at fair value through other comprehensive (85) (1) (1) - (87) income Government securities - abroad - (3) (1) - (4) Brazilian government securities (36) - - - (36) Other (36) - - - (36) Corporate debt securities (49) 2 - - (47) Debentures (43) - - - (43) Eurobonds and others (3) 2 - - (1) Other (3) - - - (3) Expected Expected Gains / Stage 1 loss Purchases Settlements loss (Losses) 12/31/2017 12/31/2018 Financial assets at fair value through other comprehensive (84) (1) (2) 2 (85) income Brazilian government securities (36) - - - (36) Other (36) - - - (36) Corporate debt securities (48) (1) (2) 2 (49) Debentures (43) - - - (43) Eurobond and others (2) (1) (2) 2 (3) Other (3) - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities are as follows: 09/30/2019 12/31/2018 Amortized Expected Amortized Expected Fair Value Fair Value cost loss cost loss (1a) Brazilian government securities 57,146 (54) 57,092 54,064 (58) 54,006 Government securities – abroad 15,650 (3) 15,647 6,700 (3) 6,697 Colombia 354 (3) 351 356 (3) 353 Chile 435 - 435 256 - 256 Korea 3,430 - 3,430 1,385 - 1,385 Spain 4,974 - 4,974 2,411 - 2,411 United States - - - 19 - 19 Mexico 6,441 - 6,441 2,258 - 2,258 Uruguay 16 - 16 15 - 15 (1b) Corporate debt securities 54,091 (2,662) 51,429 49,631 (3,585) 46,046 Rural product note 4,664 (50) 4,614 4,181 (178) 4,003 Bank deposit certificates 76 - 76 123 - 123 Real estate receivables certificates 7,431 (1) 7,430 9,876 (361) 9,515 Debentures 36,836 (2,591) 34,245 29,001 (3,013) 25,988 Eurobonds and others 1,352 (1) 1,351 4,005 (2) 4,003 Promissory notes 2,636 (3) 2,633 1,069 (14) 1,055 Other 1,096 (16) 1,080 1,376 (17) 1,359 126,887 (2,719) 124,168 110,395 (3,646) 106,749 Total (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 6,516 (R$ 24,988 at 12/31/2018) and b) R$ 9,295 (R$ 8,860 at 12/31/2018), totaling R$ 15,811 (R$ 33,848 at 12/31/2018). The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 09/30/2019 12/31/2018 Amortized cost Fair Value Amortized cost Fair Value Current 27,331 27,106 14,661 14,119 Up to one year 27,331 27,106 14,661 14,119 Non-current 99,556 97,062 95,734 92,630 From one to five years 55,298 54,408 51,820 50,970 From five to ten years 32,566 31,187 31,318 29,802 After ten years 11,692 11,467 12,596 11,858 Total 126,887 124,168 110,395 106,749 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 78 Reconciliation of expected loss for Other financial assets, segregated by stages: Expected Expected Gains / Stage 1 loss Purchases Settlements loss (Losses) 12/31/2018 09/30/2019 Financial assets at fair value through other comprehensive (85) (1) (1) - (87) income Government securities - abroad - (3) (1) - (4) Brazilian government securities (36) - - - (36) Other (36) - - - (36) Corporate debt securities (49) 2 - - (47) Debentures (43) - - - (43) Eurobonds and others (3) 2 - - (1) Other (3) - - - (3) Expected Expected Gains / Stage 1 loss Purchases Settlements loss (Losses) 12/31/2017 12/31/2018 Financial assets at fair value through other comprehensive (84) (1) (2) 2 (85) income Brazilian government securities (36) - - - (36) Other (36) - - - (36) Corporate debt securities (48) (1) (2) 2 (49) Debentures (43) - - - (43) Eurobond and others (2) (1) (2) 2 (3) Other (3) - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities are as follows: 09/30/2019 12/31/2018 Amortized Expected Amortized Expected Fair Value Fair Value cost loss cost loss (1a) Brazilian government securities 57,146 (54) 57,092 54,064 (58) 54,006 Government securities – abroad 15,650 (3) 15,647 6,700 (3) 6,697 Colombia 354 (3) 351 356 (3) 353 Chile 435 - 435 256 - 256 Korea 3,430 - 3,430 1,385 - 1,385 Spain 4,974 - 4,974 2,411 - 2,411 United States - - - 19 - 19 Mexico 6,441 - 6,441 2,258 - 2,258 Uruguay 16 - 16 15 - 15 (1b) Corporate debt securities 54,091 (2,662) 51,429 49,631 (3,585) 46,046 Rural product note 4,664 (50) 4,614 4,181 (178) 4,003 Bank deposit certificates 76 - 76 123 - 123 Real estate receivables certificates 7,431 (1) 7,430 9,876 (361) 9,515 Debentures 36,836 (2,591) 34,245 29,001 (3,013) 25,988 Eurobonds and others 1,352 (1) 1,351 4,005 (2) 4,003 Promissory notes 2,636 (3) 2,633 1,069 (14) 1,055 Other 1,096 (16) 1,080 1,376 (17) 1,359 126,887 (2,719) 124,168 110,395 (3,646) 106,749 Total (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 6,516 (R$ 24,988 at 12/31/2018) and b) R$ 9,295 (R$ 8,860 at 12/31/2018), totaling R$ 15,811 (R$ 33,848 at 12/31/2018). The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 09/30/2019 12/31/2018 Amortized cost Fair Value Amortized cost Fair Value Current 27,331 27,106 14,661 14,119 Up to one year 27,331 27,106 14,661 14,119 Non-current 99,556 97,062 95,734 92,630 From one to five years 55,298 54,408 51,820 50,970 From five to ten years 32,566 31,187 31,318 29,802 After ten years 11,692 11,467 12,596 11,858 Total 126,887 124,168 110,395 106,749 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 78

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 2 Stage 3 12/31/2018 09/30/2019 (223) 21 (25) 38 74 - (75) (20) (210) Financial assets at amortized cost Brazilian government securities - 5 - - - - (59) - (54) Government securities - other countries - Colombia (4) 1 (2) 2 - - - - (3) Corporate debt securities (219) 15 (23) 36 74 - (16) (20) (153) Rural product note (7) 2 (4) 1 - - - - (8) Real estate receivables certificates (2) (1) (2) 23 - - - (19) (1) Debentures (206) 14 (15) 10 74 - (16) (1) (140) Eurobond and others (2) - - 1 - - - - (1) Promissory notes (2) - (2) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 1 Stage 3 12/31/2018 09/30/2019 (824) 100 (2) 66 75 619 (74) - (40) Financial assets at amortized cost Brazilian government securities (59) - - - 59 - - - - Corporate debt securities (765) 100 (2) 66 16 619 (74) - (40) Rural product note - (8) (2) - - 5 - - (5) Debentures (765) 108 - 66 16 614 (74) - (35) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 1 Stage 2 12/31/2018 09/30/2019 (2,599) (14) (175) 918 20 - - (619) (2,469) Financial assets at amortized cost Corporate debt securities (2,599) (14) (175) 918 20 - - (619) (2,469) Rural product note (173) (6) (50) 197 - - - (5) (37) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (24) (109) 367 1 - - (614) (2,416) Promissory notes (11) - - 11 - - - - - Other (17) - (16) 17 - - - - (16) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2017 12/31/2018 Financial assets at amortized cost (76) (82) (28) 14 - - (51) - (223) Government securities - other countries - Colombia (3) 1 (2) - - - - - (4) Corporate debt securities (73) (83) (26) 14 - - (51) - (219) Rural product note (9) 5 (7) 4 - - - - (7) Real estate receivables certificates (9) 5 - 2 - - - - (2) Debentures (52) (93) (18) 8 - - (51) - (206) Eurobond and others (2) - - - - - - - (2) Promissory notes (1) - (1) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2017 12/31/2018 (368) (26) (561) 6 51 74 - - (824) Financial assets at amortized cost Brazilian government securities (65) 6 - - - - - - (59) Corporate debt securities (303) (32) (561) 6 51 74 - - (765) Rural product note - 11 (22) - - 11 - - - Real estate receivables certificates (5) (1) - 6 - - - - - Debentures (284) (30) (539) 1 51 36 - - (765) Eurobond and others - (5) - 5 - - - - - Other (14) (7) - - - 21 - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2017 12/31/2018 Financial assets at amortized cost (4,738) 742 (594) 2,065 - - - (74) (2,599) Corporate debt securities (4,738) 742 (594) 2,065 - - - (74) (2,599) Rural product note (148) (105) (36) 127 - - - (11) (173) Real estate receivables certificates (2,046) 447 - 1,244 - - - (6) (361) Debentures (2,522) 401 (558) 678 - - - (36) (2,037) Promissory notes (22) (5) - 16 - - - - (11) Others - 4 - - - - (21) (17) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 79 Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages: Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 2 Stage 3 12/31/2018 09/30/2019 (223) 21 (25) 38 74 - (75) (20) (210) Financial assets at amortized cost Brazilian government securities - 5 - - - - (59) - (54) Government securities - other countries - Colombia (4) 1 (2) 2 - - - - (3) Corporate debt securities (219) 15 (23) 36 74 - (16) (20) (153) Rural product note (7) 2 (4) 1 - - - - (8) Real estate receivables certificates (2) (1) (2) 23 - - - (19) (1) Debentures (206) 14 (15) 10 74 - (16) (1) (140) Eurobond and others (2) - - 1 - - - - (1) Promissory notes (2) - (2) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 1 Stage 3 12/31/2018 09/30/2019 (824) 100 (2) 66 75 619 (74) - (40) Financial assets at amortized cost Brazilian government securities (59) - - - 59 - - - - Corporate debt securities (765) 100 (2) 66 16 619 (74) - (40) Rural product note - (8) (2) - - 5 - - (5) Debentures (765) 108 - 66 16 614 (74) - (35) Expected Expected Gains / Transfer to Transfer to Cure from Stage Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 1 Stage 2 12/31/2018 09/30/2019 (2,599) (14) (175) 918 20 - - (619) (2,469) Financial assets at amortized cost Corporate debt securities (2,599) (14) (175) 918 20 - - (619) (2,469) Rural product note (173) (6) (50) 197 - - - (5) (37) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (24) (109) 367 1 - - (614) (2,416) Promissory notes (11) - - 11 - - - - - Other (17) - (16) 17 - - - - (16) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2017 12/31/2018 Financial assets at amortized cost (76) (82) (28) 14 - - (51) - (223) Government securities - other countries - Colombia (3) 1 (2) - - - - - (4) Corporate debt securities (73) (83) (26) 14 - - (51) - (219) Rural product note (9) 5 (7) 4 - - - - (7) Real estate receivables certificates (9) 5 - 2 - - - - (2) Debentures (52) (93) (18) 8 - - (51) - (206) Eurobond and others (2) - - - - - - - (2) Promissory notes (1) - (1) - - - - - (2) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2017 12/31/2018 (368) (26) (561) 6 51 74 - - (824) Financial assets at amortized cost Brazilian government securities (65) 6 - - - - - - (59) Corporate debt securities (303) (32) (561) 6 51 74 - - (765) Rural product note - 11 (22) - - 11 - - - Real estate receivables certificates (5) (1) - 6 - - - - - Debentures (284) (30) (539) 1 51 36 - - (765) Eurobond and others - (5) - 5 - - - - - Other (14) (7) - - - 21 - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2017 12/31/2018 Financial assets at amortized cost (4,738) 742 (594) 2,065 - - - (74) (2,599) Corporate debt securities (4,738) 742 (594) 2,065 - - - (74) (2,599) Rural product note (148) (105) (36) 127 - - - (11) (173) Real estate receivables certificates (2,046) 447 - 1,244 - - - (6) (361) Debentures (2,522) 401 (558) 678 - - - (36) (2,037) Promissory notes (22) (5) - 16 - - - - (11) Others - 4 - - - - (21) (17) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 79

Note 10 - Loan and lease operations portfolio a) Composition of loans and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and financial lease by type 09/30/2019 12/31/2018 Individuals 230,817 212,564 Credit card 84,069 78,255 Personal loan 34,613 29,543 Payroll loans 49,564 46,878 Vehicles 17,968 15,920 Mortgage loans 44,603 41,968 Corporate 108,379 102,643 Micro/Small and medium companies 80,849 68,812 Foreign loans - Latin America 159,163 152,072 Total Loans and financial lease operations 579,208 536,091 (1) Provision for Expected Loss (34,666) (33,509) Total loan operations and lease operations, net of allowance for Expected Credit Loss 544,542 502,582 (1) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (997) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,063) (R$ (2,601) at 12/31/2018). By maturity 09/30/2019 12/31/2018 Overdue as from 1 day 21,394 19,563 Falling due up to 3 months 162,405 144,812 Falling due from 3 months to 12 months 146,314 127,805 Falling due after 1 year 249,095 243,911 Total loan operations and lease operations 579,208 536,091 By concentration 09/30/2019 12/31/2018 Largest debtor 5,699 5,193 10 largest debtors 29,090 31,564 20 largest debtors 44,256 47,433 50 largest debtors 72,186 73,358 100 largest debtors 99,092 98,675 The breakdown of the loans and financial lease portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 80 Note 10 - Loan and lease operations portfolio a) Composition of loans and lease operations Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and financial lease by type 09/30/2019 12/31/2018 Individuals 230,817 212,564 Credit card 84,069 78,255 Personal loan 34,613 29,543 Payroll loans 49,564 46,878 Vehicles 17,968 15,920 Mortgage loans 44,603 41,968 Corporate 108,379 102,643 Micro/Small and medium companies 80,849 68,812 Foreign loans - Latin America 159,163 152,072 Total Loans and financial lease operations 579,208 536,091 (1) Provision for Expected Loss (34,666) (33,509) Total loan operations and lease operations, net of allowance for Expected Credit Loss 544,542 502,582 (1) Comprises Provision for Expected Credit Loss for Financial Guarantees Pledged R$ (997) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,063) (R$ (2,601) at 12/31/2018). By maturity 09/30/2019 12/31/2018 Overdue as from 1 day 21,394 19,563 Falling due up to 3 months 162,405 144,812 Falling due from 3 months to 12 months 146,314 127,805 Falling due after 1 year 249,095 243,911 Total loan operations and lease operations 579,208 536,091 By concentration 09/30/2019 12/31/2018 Largest debtor 5,699 5,193 10 largest debtors 29,090 31,564 20 largest debtors 44,256 47,433 50 largest debtors 72,186 73,358 100 largest debtors 99,092 98,675 The breakdown of the loans and financial lease portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 80

b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of Loans and Financial Lease, segregated by stages: Transfer to balance at Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2018 Stage 2 Stage 2 Stage 3 (Settlement) 09/30/2019 Stage 3 Individuals 177,488 (15,436) (1,463) 6,333 - - 23,371 190,293 Corporate 90,716 (778) (41) 818 7 - 6,990 97,712 Micro/Small and medium companies 57,099 (4,114) (550) 2,527 21 - 13,704 68,687 Foreign loans - Latin America 134,323 (9,280) (779) 4,487 65 - 9,663 138,479 Total 459,626 (29,608) (2,833) 14,165 93 - 53,728 495,171 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 09/30/2019 Individuals 17,029 (6,333) (5,550) 15,436 730 - (1,198) 20,114 Corporate 2,222 (818) (467) 778 6 - (176) 1,545 Micro/Small and medium companies 5,875 (2,527) (1,256) 4,114 366 - 221 6,793 Foreign loans - Latin America 11,768 (4,487) (2,140) 9,280 524 - (466) 14,479 Total 36,894 (14,165) (9,413) 29,608 1,626 - (1,619) 42,931 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 09/30/2019 Individuals 18,047 - (730) 1,463 5,550 (7,308) 3,388 20,410 Corporate 9,705 (7) (6) 41 467 (632) (446) 9,122 Micro/Small and medium companies 5,838 (21) (366) 550 1,256 (1,624) (264) 5,369 Foreign loans - Latin America 5,981 (65) (524) 779 2,140 (1,128) (978) 6,205 Total 39,571 (93) (1,626) 2,833 9,413 (10,692) 1,700 41,106 balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) 09/30/2019 Individuals 212,564 (7,308) 25,561 230,817 Corporate 102,643 (632) 6,368 108,379 Micro/Small and medium companies 68,812 (1,624) 13,661 80,849 Foreign loans - Latin America 152,072 (1,128) 8,219 159,163 Total 536,091 (10,692) 53,809 579,208 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: Transfer to balance at Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2017 Stage 2 Stage 3 Stage 2 Stage 3 (Settlement) 12/31/2018 Individuals 161,364 (15,847) (1,921) 5,820 - - 28,072 177,488 Corporate 91,442 (726) (137) 1,629 113 - (1,605) 90,716 Micro/Small and medium companies 47,132 (4,891) (742) 2,849 22 - 12,729 57,099 Foreign loans - Latin America 117,448 (10,913) (1,261) 9,691 132 - 19,226 134,323 Total 417,386 (32,377) (4,061) 19,989 267 - 58,422 459,626 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 12/31/2018 Individuals 13,032 (5,820) (7,796) 15,847 1,018 - 748 17,029 Corporate 3,833 (1,629) (1,032) 726 1,347 - (1,023) 2,222 Micro/Small and medium companies 6,001 (2,849) (1,610) 4,891 505 - (1,063) 5,875 Foreign loans - Latin America 13,028 (9,691) (3,025) 10,913 1,002 - (459) 11,768 Total 35,894 (19,989) (13,463) 32,377 3,872 - (1,797) 36,894 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 12/31/2018 Individuals 18,989 - (1,018) 1,921 7,796 (8,520) (1,121) 18,047 Corporate 12,372 (113) (1,347) 137 1,032 (1,172) (1,204) 9,705 Micro/Small and medium companies 7,157 (22) (505) 742 1,610 (2,471) (673) 5,838 Foreign loans - Latin America 5,921 (132) (1,002) 1,261 3,025 (1,384) (1,708) 5,981 Total 44,439 (267) (3,872) 4,061 13,463 (13,547) (4,706) 39,571 balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2017 (Settlement) 12/31/2018 Individuals 193,385 (8,520) 27,699 212,564 Corporate 107,647 (1,172) (3,832) 102,643 Micro/Small and medium companies 60,290 (2,471) 10,993 68,812 Foreign loans - Latin America 136,397 (1,384) 17,059 152,072 Total 497,719 (13,547) 51,919 536,091 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 81 b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of Loans and Financial Lease, segregated by stages: Transfer to balance at Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2018 Stage 2 Stage 2 Stage 3 (Settlement) 09/30/2019 Stage 3 Individuals 177,488 (15,436) (1,463) 6,333 - - 23,371 190,293 Corporate 90,716 (778) (41) 818 7 - 6,990 97,712 Micro/Small and medium companies 57,099 (4,114) (550) 2,527 21 - 13,704 68,687 Foreign loans - Latin America 134,323 (9,280) (779) 4,487 65 - 9,663 138,479 Total 459,626 (29,608) (2,833) 14,165 93 - 53,728 495,171 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 09/30/2019 Individuals 17,029 (6,333) (5,550) 15,436 730 - (1,198) 20,114 Corporate 2,222 (818) (467) 778 6 - (176) 1,545 Micro/Small and medium companies 5,875 (2,527) (1,256) 4,114 366 - 221 6,793 Foreign loans - Latin America 11,768 (4,487) (2,140) 9,280 524 - (466) 14,479 Total 36,894 (14,165) (9,413) 29,608 1,626 - (1,619) 42,931 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 09/30/2019 Individuals 18,047 - (730) 1,463 5,550 (7,308) 3,388 20,410 Corporate 9,705 (7) (6) 41 467 (632) (446) 9,122 Micro/Small and medium companies 5,838 (21) (366) 550 1,256 (1,624) (264) 5,369 Foreign loans - Latin America 5,981 (65) (524) 779 2,140 (1,128) (978) 6,205 Total 39,571 (93) (1,626) 2,833 9,413 (10,692) 1,700 41,106 balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) 09/30/2019 Individuals 212,564 (7,308) 25,561 230,817 Corporate 102,643 (632) 6,368 108,379 Micro/Small and medium companies 68,812 (1,624) 13,661 80,849 Foreign loans - Latin America 152,072 (1,128) 8,219 159,163 Total 536,091 (10,692) 53,809 579,208 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Reconciliation of gross portfolio of Loan Operations and Lease Operations, segregated by stages: Transfer to balance at Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 1 Derecognition (*) 12/31/2017 Stage 2 Stage 3 Stage 2 Stage 3 (Settlement) 12/31/2018 Individuals 161,364 (15,847) (1,921) 5,820 - - 28,072 177,488 Corporate 91,442 (726) (137) 1,629 113 - (1,605) 90,716 Micro/Small and medium companies 47,132 (4,891) (742) 2,849 22 - 12,729 57,099 Foreign loans - Latin America 117,448 (10,913) (1,261) 9,691 132 - 19,226 134,323 Total 417,386 (32,377) (4,061) 19,989 267 - 58,422 459,626 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 2 Derecognition 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 12/31/2018 Individuals 13,032 (5,820) (7,796) 15,847 1,018 - 748 17,029 Corporate 3,833 (1,629) (1,032) 726 1,347 - (1,023) 2,222 Micro/Small and medium companies 6,001 (2,849) (1,610) 4,891 505 - (1,063) 5,875 Foreign loans - Latin America 13,028 (9,691) (3,025) 10,913 1,002 - (459) 11,768 Total 35,894 (19,989) (13,463) 32,377 3,872 - (1,797) 36,894 balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance at Stage 3 Derecognition 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 12/31/2018 Individuals 18,989 - (1,018) 1,921 7,796 (8,520) (1,121) 18,047 Corporate 12,372 (113) (1,347) 137 1,032 (1,172) (1,204) 9,705 Micro/Small and medium companies 7,157 (22) (505) 742 1,610 (2,471) (673) 5,838 Foreign loans - Latin America 5,921 (132) (1,002) 1,261 3,025 (1,384) (1,708) 5,981 Total 44,439 (267) (3,872) 4,061 13,463 (13,547) (4,706) 39,571 balance at Acquisition / Closing balance at Consolidated 3 Stages Derecognition 12/31/2017 (Settlement) 12/31/2018 Individuals 193,385 (8,520) 27,699 212,564 Corporate 107,647 (1,172) (3,832) 102,643 Micro/Small and medium companies 60,290 (2,471) 10,993 68,812 Foreign loans - Latin America 136,397 (1,384) 17,059 152,072 Total 497,719 (13,547) 51,919 536,091 (*) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 81

c) Expected credit loss Reconciliation of expected loans and financial lease, segregated by stages: Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 09/30/2019 Individuals (3,892) 661 211 (196) - - (1,235) (4,451) Corporate (531) 59 1 (159) - - 291 (339) Micro/Small and medium companies (1,112) 168 50 (107) (4) - (269) (1,274) Foreign loans - Latin America (1,396) 203 13 (146) (38) - 65 (1,299) Total (6,931) 1,091 275 (608) (42) - (1,148) (7,363) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 09/30/2019 Individuals (2,116) 196 2,279 (661) (113) - (2,164) (2,579) Corporate (595) 159 89 (59) (1) - 86 (321) Micro/Small and medium companies (557) 107 353 (168) (110) - (271) (646) Foreign loans - Latin America (1,183) 146 313 (203) (213) - (816) (1,956) Total (4,451) 608 3,034 (1,091) (437) - (3,165) (5,502) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 09/30/2019 Individuals (8,417) - 113 (211) (2,279) 7,308 (6,606) (10,092) Corporate (8,241) - 1 (1) (89) 632 848 (6,850) Micro/Small and medium companies (2,863) 4 110 (50) (353) 1,624 (1,057) (2,585) Foreign loans - Latin America (2,606) 38 213 (13) (313) 1,128 (721) (2,274) Total (22,127) 42 437 (275) (3,034) 10,692 (7,536) (21,801) Closing balance at Net increase / balance at Consolidated 3 Stages Derecognition (2) 12/31/2018 (Reversal) (3) 09/30/2019 Individuals (14,425) 7,308 (10,005) (17,122) Corporate (9,367) 632 1,225 (7,510) Micro/Small and medium companies (4,532) 1,624 (1,597) (4,505) Foreign loans - Latin America (5,185) 1,128 (1,472) (5,529) Total (33,509) 10,692 (11,849) (34,666) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. (2) There was no change in the macroeconomic scenarios used in the third quarter. (3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (997) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,063) (R$ (2,601) at 12/31/2018). Reconciliation of expected loans and financial lease, segregated by stages: Closing Transfer to balance at Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2017 Stage 2 Stage 2 Stage 3 (Reversal) Stage 3 12/31/2018 Individuals (3,834) 708 313 (388) - - (691) (3,892) Corporate (451) 7 1 (259) (85) - 256 (531) Micro/Small and medium companies (1,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1,013) 142 20 (659) (45) - 159 (1,396) Total (6,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 12/31/2018 Individuals (2,209) 388 3,258 (708) (145) - (2,700) (2,116) Corporate (1,174) 259 193 (7) (147) - 281 (595) Micro/Small and medium companies (701) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1,223) 659 406 (142) (405) - (478) (1,183) Total (5,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 12/31/2018 Individuals (8,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Micro/Small and medium companies (3,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (24,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing balance at Net increase / balance at Consolidated 3 Stages Derecognition 12/31/2017 (Reversal) (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Corporate (11,452) 1,172 913 (9,367) Micro/Small and medium companies (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 82 c) Expected credit loss Reconciliation of expected loans and financial lease, segregated by stages: Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 (Reversal) 09/30/2019 Individuals (3,892) 661 211 (196) - - (1,235) (4,451) Corporate (531) 59 1 (159) - - 291 (339) Micro/Small and medium companies (1,112) 168 50 (107) (4) - (269) (1,274) Foreign loans - Latin America (1,396) 203 13 (146) (38) - 65 (1,299) Total (6,931) 1,091 275 (608) (42) - (1,148) (7,363) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 09/30/2019 Individuals (2,116) 196 2,279 (661) (113) - (2,164) (2,579) Corporate (595) 159 89 (59) (1) - 86 (321) Micro/Small and medium companies (557) 107 353 (168) (110) - (271) (646) Foreign loans - Latin America (1,183) 146 313 (203) (213) - (816) (1,956) Total (4,451) 608 3,034 (1,091) (437) - (3,165) (5,502) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 09/30/2019 Individuals (8,417) - 113 (211) (2,279) 7,308 (6,606) (10,092) Corporate (8,241) - 1 (1) (89) 632 848 (6,850) Micro/Small and medium companies (2,863) 4 110 (50) (353) 1,624 (1,057) (2,585) Foreign loans - Latin America (2,606) 38 213 (13) (313) 1,128 (721) (2,274) Total (22,127) 42 437 (275) (3,034) 10,692 (7,536) (21,801) Closing balance at Net increase / balance at Consolidated 3 Stages Derecognition (2) 12/31/2018 (Reversal) (3) 09/30/2019 Individuals (14,425) 7,308 (10,005) (17,122) Corporate (9,367) 632 1,225 (7,510) Micro/Small and medium companies (4,532) 1,624 (1,597) (4,505) Foreign loans - Latin America (5,185) 1,128 (1,472) (5,529) Total (33,509) 10,692 (11,849) (34,666) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2. (2) There was no change in the macroeconomic scenarios used in the third quarter. (3) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (997) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,063) (R$ (2,601) at 12/31/2018). Reconciliation of expected loans and financial lease, segregated by stages: Closing Transfer to balance at Transfer to Cure from the Cure from the Net increase / Stage 1 Derecognition balance at (1) 12/31/2017 Stage 2 Stage 2 Stage 3 (Reversal) Stage 3 12/31/2018 Individuals (3,834) 708 313 (388) - - (691) (3,892) Corporate (451) 7 1 (259) (85) - 256 (531) Micro/Small and medium companies (1,149) 213 75 (177) (4) - (70) (1,112) Foreign loans - Latin America (1,013) 142 20 (659) (45) - 159 (1,396) Total (6,447) 1,070 409 (1,483) (134) - (346) (6,931) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 2 Derecognition balance at 12/31/2017 Stage 1 Stage 3 Stage 1 Stage 3 (Reversal) 12/31/2018 Individuals (2,209) 388 3,258 (708) (145) - (2,700) (2,116) Corporate (1,174) 259 193 (7) (147) - 281 (595) Micro/Small and medium companies (701) 177 430 (213) (195) - (55) (557) Foreign loans - Latin America (1,223) 659 406 (142) (405) - (478) (1,183) Total (5,307) 1,483 4,287 (1,070) (892) - (2,952) (4,451) Closing balance at Transfer to Transfer to Cure from the Cure from the Net increase / Stage 3 Derecognition balance at 12/31/2017 Stage 1 Stage 2 Stage 1 Stage 2 (Reversal) 12/31/2018 Individuals (8,787) - 145 (313) (3,258) 8,520 (4,724) (8,417) Corporate (9,827) 85 147 (1) (193) 1,172 376 (8,241) Micro/Small and medium companies (3,554) 4 195 (75) (430) 2,471 (1,474) (2,863) Foreign loans - Latin America (2,547) 45 405 (20) (406) 1,384 (1,467) (2,606) Total (24,715) 134 892 (409) (4,287) 13,547 (7,289) (22,127) Closing balance at Net increase / balance at Consolidated 3 Stages Derecognition 12/31/2017 (Reversal) (2) 12/31/2018 Individuals (14,830) 8,520 (8,115) (14,425) Corporate (11,452) 1,172 913 (9,367) Micro/Small and medium companies (5,404) 2,471 (1,599) (4,532) Foreign loans - Latin America (4,783) 1,384 (1,786) (5,185) Total (36,469) 13,547 (10,587) (33,509) (1) In the movement of transfer of operations from phase 1 to phase 3 over the period, a representative part thereof have first gone through phase 2; (2) Comprises Expected Loan Losses for Financial Guarantees Pledged R$ (1,191) (R$ (1,907) at 12/31/2017) and Commitments to be Released R$ (2,601) (R$ (3,015) at 12/31/2017). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 82

0 d) Lease operations - Lessor Financial leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 09/30/2019 Payments Future financial Present receivable income value Current 1,889 (400) 1,489 Up to 1 year 1,889 (400) 1,489 Non-current 10,267 (4,248) 6,019 From 1 to 2 years 1,558 (445) 1,113 From 2 to 3 years 1,220 (372) 848 From 3 to 4 years 980 (311) 669 From 4 to 5 years 998 (291) 707 Over 5 years 5,511 (2,829) 2,682 Total 12,156 (4,648) 7,508 Financial lease revenues are composed of: 01/01 to 09/30/2019 Financial Income 476 Variable payments 4 Total 480 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 83 0 d) Lease operations - Lessor Financial leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 09/30/2019 Payments Future financial Present receivable income value Current 1,889 (400) 1,489 Up to 1 year 1,889 (400) 1,489 Non-current 10,267 (4,248) 6,019 From 1 to 2 years 1,558 (445) 1,113 From 2 to 3 years 1,220 (372) 848 From 3 to 4 years 980 (311) 669 From 4 to 5 years 998 (291) 707 Over 5 years 5,511 (2,829) 2,682 Total 12,156 (4,648) 7,508 Financial lease revenues are composed of: 01/01 to 09/30/2019 Financial Income 476 Variable payments 4 Total 480 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 83

e) Operations of securitization or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 09/30/2019 12/31/2018 (*) (*) Assets Assets Liabilities Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 1,572 1,623 1,571 1,618 1,941 1,925 1,939 1,920 Working capital 1,664 1,665 1,661 1,662 2,140 2,140 2,128 2,128 Other - - 2 2 - - 4 4 Total 3,236 3,288 3,234 3,282 4,081 4,065 4,071 4,052 (*) Under Interbank Market funds. From January 1 to September 30, 2019, there were no transactions for transfer of financial assets without retention of risks and benefits. The effect was R$ 162, net of Provision for Expected Loss (R$ 72 from 01/01 to 09/30/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 84 e) Operations of securitization or transfers and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 09/30/2019 12/31/2018 (*) (*) Assets Assets Liabilities Liabilities Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 1,572 1,623 1,571 1,618 1,941 1,925 1,939 1,920 Working capital 1,664 1,665 1,661 1,662 2,140 2,140 2,128 2,128 Other - - 2 2 - - 4 4 Total 3,236 3,288 3,234 3,282 4,081 4,065 4,071 4,052 (*) Under Interbank Market funds. From January 1 to September 30, 2019, there were no transactions for transfer of financial assets without retention of risks and benefits. The effect was R$ 162, net of Provision for Expected Loss (R$ 72 from 01/01 to 09/30/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 84

Note 11 - Investments in associates and joint ventures a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING: 09/30/2019 01/01 to 09/30/2019 Equity in Other comprehensive Total comprehensive Investment earnings income Income (a) Associates 12,417 954 (3) 951 (b) Joint ventures 216 (61) - (61) Total 12,633 893 (3) 890 12/31/2018 01/01 to 09/30/2018 Equity in Other comprehensive Total comprehensive Investment earnings income Income (a) Associates 11,802 517 (23) 494 (b) Joint ventures 217 (47) - (47) Total 12,019 470 (23) 447 (a) At 09/30/2019, this includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital; 49.90% total capital and 30.06% voting capital at 12/31/2018); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11.20% total capital and 11.20% voting capital; 11.20% total capital and 11.20% voting capital at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (32.37% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018). (b) At 09/30/2019, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companie's net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 85 Note 11 - Investments in associates and joint ventures a) The following table presents non-material individual investments of ITAÚ UNIBANCO HOLDING: 09/30/2019 01/01 to 09/30/2019 Equity in Other comprehensive Total comprehensive Investment earnings income Income (a) Associates 12,417 954 (3) 951 (b) Joint ventures 216 (61) - (61) Total 12,633 893 (3) 890 12/31/2018 01/01 to 09/30/2018 Equity in Other comprehensive Total comprehensive Investment earnings income Income (a) Associates 11,802 517 (23) 494 (b) Joint ventures 217 (47) - (47) Total 12,019 470 (23) 447 (a) At 09/30/2019, this includes interest in total capital and voting capital of the following companies: XP Investimentos S.A. (49.90% total capital and 30.06% voting capital; 49.90% total capital and 30.06% voting capital at 12/31/2018); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2018); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2018); IRB-Brasil Resseguros S.A. (11.20% total capital and 11.20% voting capital; 11.20% total capital and 11.20% voting capital at 12/31/2018); Gestora de Inteligência de Crédito S.A (20% total and voting capital; 20% at 12/31/2018), Compañia Uruguaya de Medios de Procesamiento S.A. (32.37% total and voting capital; 32.37% at 12/31/2018); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2018); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2018) and Tecnologia Bancária S.A. (28.95% total and voting capital; and 28.95% at 12/31/2018). (b) At 09/30/2019, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2018); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2018) and includes result not arising from controlled companie's net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 85

Note 12 – Lease commitments - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended September 30, 2019, total cash outflow with lease amounted to R$ 1,088. Lease agreements in the amount of R$ 341 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 09/30/2019 Current 528 Up to 1 year 528 Non-current 3,695 From 1 to 5 years 2,326 Over 5 years 1,369 Total future minimum payments 4,223 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 09/30/2019 Sublease revenue 11 Depreciation expenses (807) Interest expenses (201) Lease expense for low value assets (59) Variable expenses not include in lease liabilities (61) Total (1,117) In the period from January 1 to September 30, 2019, there was an impairment adjustment of R$ (113), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 86 Note 12 – Lease commitments - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended September 30, 2019, total cash outflow with lease amounted to R$ 1,088. Lease agreements in the amount of R$ 341 were renewed. There are no relevant sublease agreements. Total lease liabilities at present value recognized in the Consolidated Balance sheet is presented below: 09/30/2019 Current 528 Up to 1 year 528 Non-current 3,695 From 1 to 5 years 2,326 Over 5 years 1,369 Total future minimum payments 4,223 Lease amounts recognized in the Consolidated Statement of Income: 01/01 to 09/30/2019 Sublease revenue 11 Depreciation expenses (807) Interest expenses (201) Lease expense for low value assets (59) Variable expenses not include in lease liabilities (61) Total (1,117) In the period from January 1 to September 30, 2019, there was an impairment adjustment of R$ (113), recorded under the heading General and Administrative Expenses Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 86

Note 13 - Fixed assets Real estate for use Other fixed assets for use Fixed assets Other Furniture and (1) Fixed Assets for use under Installations Data processing (communication, Total Land Buildings Improvements equipment for (2) construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 308 10 37 36 6 50 643 67 1,157 Disposal - (7) (11) (5) (2) (2) (230) (4) (261) Exchange variation (1) - (2) 13 (1) (2) (12) 1 (4) Transfers (121) - 9 79 18 1 14 - - (3) Other (9) 3 (173) (15) (279) 4 (70) (1) (540) Balance at 09/30/2019 733 1,090 2,971 2,595 1,730 1,260 9,673 1,316 21,368 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Depreciation expenses - - (59) (132) (102) (66) (737) (93) (1,189) Disposal - - 8 4 1 1 194 3 211 Exchange variation - - 2 (8) 1 1 6 (1) 1 (3) Other - - 160 10 267 (1) 110 - 546 Balance at 09/30/2019 - - (1,818) (1,796) (1,123) (899) (7,555) (954) (14,145) Impairment Balance at 12/31/2018 - - - - - - - - - Additions/ assumptions - - - - - - - - - Reversals - - - - - - - - - Balance at 09/30/2019 - - - - - - - - - Book value Balance at 09/30/2019 733 1,090 1,153 799 607 361 2,118 362 7,223 (1) The contractual commitments for purchase of the fixed assets totaled R$ 1 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (3) Includes the total amount of R$ 34 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 87 Note 13 - Fixed assets Real estate for use Other fixed assets for use Fixed assets Other Furniture and (1) Fixed Assets for use under Installations Data processing (communication, Total Land Buildings Improvements equipment for (2) construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 308 10 37 36 6 50 643 67 1,157 Disposal - (7) (11) (5) (2) (2) (230) (4) (261) Exchange variation (1) - (2) 13 (1) (2) (12) 1 (4) Transfers (121) - 9 79 18 1 14 - - (3) Other (9) 3 (173) (15) (279) 4 (70) (1) (540) Balance at 09/30/2019 733 1,090 2,971 2,595 1,730 1,260 9,673 1,316 21,368 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Depreciation expenses - - (59) (132) (102) (66) (737) (93) (1,189) Disposal - - 8 4 1 1 194 3 211 Exchange variation - - 2 (8) 1 1 6 (1) 1 (3) Other - - 160 10 267 (1) 110 - 546 Balance at 09/30/2019 - - (1,818) (1,796) (1,123) (899) (7,555) (954) (14,145) Impairment Balance at 12/31/2018 - - - - - - - - - Additions/ assumptions - - - - - - - - - Reversals - - - - - - - - - Balance at 09/30/2019 - - - - - - - - - Book value Balance at 09/30/2019 733 1,090 1,153 799 607 361 2,118 362 7,223 (1) The contractual commitments for purchase of the fixed assets totaled R$ 1 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (3) Includes the total amount of R$ 34 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 87

(2) (2) Real estate for use Other fixed assets for use Fixed assets Other Furniture and (1) under Data processing Total Fixed Assets for use Installations (communication, Land Buildings Improvements equipment for (3) construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2017 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Acquisitions 474 - - 35 22 59 764 129 1,483 Disposal - (13) (103) (45) (13) (16) (264) (30) (484) Exchange variation 3 6 (2) 42 (8) (5) (12) 4 28 Transfers (289) - 66 122 39 - 62 - - (5) Other 1 47 43 129 (7) 19 99 2 333 Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Depreciation Balance at 12/31/2017 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Depreciation expenses - - (80) (183) (155) (97) (909) (121) (1,545) Disposal - - 24 32 5 11 236 29 337 Exchange variation - - 14 (24) 12 20 (5) (3) 14 (5) Other - - 6 (120) (1) (53) (39) (16) (223) Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Book value (4) Balance at 12/31/2018 556 1,084 1,182 817 698 375 2,200 390 7,302 (1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes the amount of R$ 3 related to pledged real property. (3) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. (5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 88 (2) (2) Real estate for use Other fixed assets for use Fixed assets Other Furniture and (1) under Data processing Total Fixed Assets for use Installations (communication, Land Buildings Improvements equipment for (3) construction for use systems security and use transportation) Annual depreciation rates 4% 10% 10 to 20% 10 to 20% 20 to 50% 10 to 20% Cost Balance at 12/31/2017 367 1,044 3,107 2,204 1,955 1,152 8,679 1,148 19,656 Acquisitions 474 - - 35 22 59 764 129 1,483 Disposal - (13) (103) (45) (13) (16) (264) (30) (484) Exchange variation 3 6 (2) 42 (8) (5) (12) 4 28 Transfers (289) - 66 122 39 - 62 - - (5) Other 1 47 43 129 (7) 19 99 2 333 Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Depreciation Balance at 12/31/2017 - - (1,893) (1,375) (1,151) (715) (6,411) (752) (12,297) Depreciation expenses - - (80) (183) (155) (97) (909) (121) (1,545) Disposal - - 24 32 5 11 236 29 337 Exchange variation - - 14 (24) 12 20 (5) (3) 14 (5) Other - - 6 (120) (1) (53) (39) (16) (223) Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Book value (4) Balance at 12/31/2018 556 1,084 1,182 817 698 375 2,200 390 7,302 (1) The contractual commitments for purchase of the fixed assets totaled R$ 41 achievable by 2019 (Note 32b - Off balance sheet). (2) Includes the amount of R$ 3 related to pledged real property. (3) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (4) During de period, there was no impairment of assets recorded in Fixed assets. (5) Includes the total amount of R$ 209 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 88

Note 14 - Goodwill and Intangible assets (1) Intangible assets Goodwill and Association for the intangible from Other intangible Total promotion and offer Internally developed Software Acquired (2) acquisition of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - - 625 800 346 1,771 Rescissions / derecognition (26) - (83) - (98) (207) Exchange variation 166 5 29 - 39 239 (4) Other (3) 3 27 - 20 47 Balance at 09/30/2019 11,601 2,537 5,845 5,329 2,667 27,979 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) (3) Amortization expense - (162) (504) (505) (241) (1,412) Rescissions / derecognition 26 - 27 - 98 151 Exchange variation - - (14) - (35) (49) (4) Other - - (94) - (8) (102) Balance at 09/30/2019 - (1,029) (3,086) (2,328) (1,201) (7,644) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Increase - - - - - - Derecognition - - 59 - - 59 Balance at 09/30/2019 - - (166) (343) - (509) Book value Balance at 09/30/2019 11,601 1,508 2,593 2,658 1,466 19,826 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 364 achievable by 2020; (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (377) (R$ (336) from 01/01 to 09/30/2018) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 2 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 89 Note 14 - Goodwill and Intangible assets (1) Intangible assets Goodwill and Association for the intangible from Other intangible Total promotion and offer Internally developed Software Acquired (2) acquisition of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - - 625 800 346 1,771 Rescissions / derecognition (26) - (83) - (98) (207) Exchange variation 166 5 29 - 39 239 (4) Other (3) 3 27 - 20 47 Balance at 09/30/2019 11,601 2,537 5,845 5,329 2,667 27,979 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) (3) Amortization expense - (162) (504) (505) (241) (1,412) Rescissions / derecognition 26 - 27 - 98 151 Exchange variation - - (14) - (35) (49) (4) Other - - (94) - (8) (102) Balance at 09/30/2019 - (1,029) (3,086) (2,328) (1,201) (7,644) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Increase - - - - - - Derecognition - - 59 - - 59 Balance at 09/30/2019 - - (166) (343) - (509) Book value Balance at 09/30/2019 11,601 1,508 2,593 2,658 1,466 19,826 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 364 achievable by 2020; (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (377) (R$ (336) from 01/01 to 09/30/2018) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 2 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 89

(1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired acquisition (2) of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2017 11,162 2,452 4,571 4,353 2,161 24,699 Acquisitions 8 1 646 318 408 1,381 Rescissions / derecognition - (27) (312) (189) (210) (738) Exchange variation 560 47 205 - (4) 808 (4) Other (266) 56 137 47 5 (21) Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Amortization Balance at 12/31/2017 (23) (647) (1,998) (1,267) (984) (4,919) (3) Amortization expense - (223) (596) (697) (261) (1,777) Rescissions / derecognition - 27 312 154 210 703 Exchange variation - (141) (152) - 16 (277) (4) Other (3) 117 (67) (13) 4 38 Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Impairment (Note 2.4h) Balance at 12/31/2017 - - (54) (343) - (397) Incresase - - (167) - - (167) Exchange variation - - (4) - - (4) Balance at 12/31/2018 - - (225) (343) - (568) Book value Balance at 12/31/2018 11,438 1,662 2,521 2,363 1,345 19,329 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020; (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 90 (1) Intangible assets Goodwill and Association for the intangible from Total Other intangible promotion and offer Internally developed Software Acquired acquisition (2) of financial products software assets and services Annual amortization rates 8% 20% 20% 10 to 20% Cost Balance at 12/31/2017 11,162 2,452 4,571 4,353 2,161 24,699 Acquisitions 8 1 646 318 408 1,381 Rescissions / derecognition - (27) (312) (189) (210) (738) Exchange variation 560 47 205 - (4) 808 (4) Other (266) 56 137 47 5 (21) Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Amortization Balance at 12/31/2017 (23) (647) (1,998) (1,267) (984) (4,919) (3) Amortization expense - (223) (596) (697) (261) (1,777) Rescissions / derecognition - 27 312 154 210 703 Exchange variation - (141) (152) - 16 (277) (4) Other (3) 117 (67) (13) 4 38 Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Impairment (Note 2.4h) Balance at 12/31/2017 - - (54) (343) - (397) Incresase - - (167) - - (167) Exchange variation - - (4) - - (4) Balance at 12/31/2018 - - (225) (343) - (568) Book value Balance at 12/31/2018 11,438 1,662 2,521 2,363 1,345 19,329 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 637 achievable by 2020; (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits; (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (452) (R$ (487) from 01/01 to 12/31/2017) are disclosed in the General and administrative expenses. (4) Includes the total amount of R$ 31 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 90

Note 15 - Deposits 09/30/2019 12/31/2018 Current Non-current Total Current Non-current Total Interest-bearing deposits 251,862 156,726 408,588 235,248 155,592 390,840 Time deposits 110,465 156,564 267,029 95,914 155,386 251,300 Interbank 1,275 162 1,437 2,469 206 2,675 Savings deposits 140,122 - 140,122 136,865 - 136,865 Non-interest bearing deposits 82,250 - 82,250 72,584 - 72,584 Demand deposits 82,245 - 82,245 72,581 - 72,581 Others Deposits 5 - 5 3 - 3 Total 334,112 156,726 490,838 307,832 155,592 463,424 Note 16 – Financial liabilities designated at fair value through profit or loss 09/30/2019 12/31/2018 Current Non-current Total Current Non-current Total Structured notes Shares 15 - 15 31 9 40 Debt securities 39 150 189 6 146 152 Total 54 150 204 37 155 192 The effect of credit risk of these instruments is not significant at 09/30/2019 and 12/31/2018. Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 91 Note 15 - Deposits 09/30/2019 12/31/2018 Current Non-current Total Current Non-current Total Interest-bearing deposits 251,862 156,726 408,588 235,248 155,592 390,840 Time deposits 110,465 156,564 267,029 95,914 155,386 251,300 Interbank 1,275 162 1,437 2,469 206 2,675 Savings deposits 140,122 - 140,122 136,865 - 136,865 Non-interest bearing deposits 82,250 - 82,250 72,584 - 72,584 Demand deposits 82,245 - 82,245 72,581 - 72,581 Others Deposits 5 - 5 3 - 3 Total 334,112 156,726 490,838 307,832 155,592 463,424 Note 16 – Financial liabilities designated at fair value through profit or loss 09/30/2019 12/31/2018 Current Non-current Total Current Non-current Total Structured notes Shares 15 - 15 31 9 40 Debt securities 39 150 189 6 146 152 Total 54 150 204 37 155 192 The effect of credit risk of these instruments is not significant at 09/30/2019 and 12/31/2018. Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 91

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 09/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collteral 53,131 3,510 56,641 71,231 6,420 77,651 Government securities 5.07% to 93.50% of CDI 38,744 - 38,744 46,676 4 46,680 Corporate debt securities 35% of CDI to 92% of CDI 10,127 - 10,127 9,051 - 9,051 Own issue 70% of CDI to 16.93% 3,137 3,354 6,491 15,156 6,261 21,417 Foreign 0.16% to 70.86% 1,123 156 1,279 348 155 503 Assets received as collateral 4.88% to 5.40% 168,824 - 168,824 172,953 - 172,953 Right to sell or repledge the collateral 1.68% to 34.55% 7,758 47,538 55,296 27,337 52,296 79,633 Total 229,713 51,048 280,761 271,521 58,716 330,237 b) Interbank market funds 09/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills IPCA + 1.24% to 17.68% 19,110 31,260 50,370 9,139 28,789 37,928 Real state credit bills 4.53% to 12.22% 8,561 777 9,338 6,465 3,081 9,546 Agribusiness credit bills 70% of CDI to 15% 14,727 6,567 21,294 9,586 8,427 18,013 Guaranteed real state notes 96% of CDI to 98% of CDI - 2,961 2,961 - 1,227 1,227 Import and export financing TR to 9.60% 59,216 5,356 64,572 42,685 7,365 50,050 On-lending - domestic 0% to 19.79% 8,300 4,946 13,246 5,301 12,605 17,906 Total 109,914 51,867 161,781 73,176 61,494 134,670 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market funds 09/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt LIBOR to IPCA + 6.17% 4,322 51,137 55,459 343 48,970 49,313 Obligations on securities abroad (2.05)% to 30.13% 7,593 37,653 45,246 6,232 35,631 41,863 (2) Raisings through Structured Operations Certificates 4.15% to 11.12% 786 690 1,476 1,949 849 2,798 Total 12,701 89,480 102,181 8,524 85,450 93,974 (1) At 09/30/2019, the amount of R$ 37,576 (R$ 35,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013. (2) At 09/30/2019, the market value of raisings through Structured Operations Certificates issued is R$ 1,609 (R$ 2,902 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 92 Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 09/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collteral 53,131 3,510 56,641 71,231 6,420 77,651 Government securities 5.07% to 93.50% of CDI 38,744 - 38,744 46,676 4 46,680 Corporate debt securities 35% of CDI to 92% of CDI 10,127 - 10,127 9,051 - 9,051 Own issue 70% of CDI to 16.93% 3,137 3,354 6,491 15,156 6,261 21,417 Foreign 0.16% to 70.86% 1,123 156 1,279 348 155 503 Assets received as collateral 4.88% to 5.40% 168,824 - 168,824 172,953 - 172,953 Right to sell or repledge the collateral 1.68% to 34.55% 7,758 47,538 55,296 27,337 52,296 79,633 Total 229,713 51,048 280,761 271,521 58,716 330,237 b) Interbank market funds 09/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial credit bills IPCA + 1.24% to 17.68% 19,110 31,260 50,370 9,139 28,789 37,928 Real state credit bills 4.53% to 12.22% 8,561 777 9,338 6,465 3,081 9,546 Agribusiness credit bills 70% of CDI to 15% 14,727 6,567 21,294 9,586 8,427 18,013 Guaranteed real state notes 96% of CDI to 98% of CDI - 2,961 2,961 - 1,227 1,227 Import and export financing TR to 9.60% 59,216 5,356 64,572 42,685 7,365 50,050 On-lending - domestic 0% to 19.79% 8,300 4,946 13,246 5,301 12,605 17,906 Total 109,914 51,867 161,781 73,176 61,494 134,670 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institucional market funds 09/30/2019 12/31/2018 Interest rate (p.a.) Non- Non- Current Total Current Total current current (1) Subordinated debt LIBOR to IPCA + 6.17% 4,322 51,137 55,459 343 48,970 49,313 Obligations on securities abroad (2.05)% to 30.13% 7,593 37,653 45,246 6,232 35,631 41,863 (2) Raisings through Structured Operations Certificates 4.15% to 11.12% 786 690 1,476 1,949 849 2,798 Total 12,701 89,480 102,181 8,524 85,450 93,974 (1) At 09/30/2019, the amount of R$ 37,576 (R$ 35,205 at 12/31/2018) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013. (2) At 09/30/2019, the market value of raisings through Structured Operations Certificates issued is R$ 1,609 (R$ 2,902 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 92

Note 18 - Other assets and liabilities a) Other assets 09/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 69,028 13,909 82,937 62,390 12,700 75,090 Receivables from credit card issuers 35,269 - 35,269 36,491 - 36,491 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29) 1,461 13,112 14,573 1,455 12,079 13,534 Trading and intermediation of securities 22,143 256 22,399 15,400 255 15,655 Income receivable 2,994 20 3,014 3,155 5 3,160 Credit of Operations without credit granting characteristics, net amount 3,586 5 3,591 3,021 4 3,025 Insurance and reinsurance operations 840 516 1,356 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 1,004 - 1,004 999 - 999 Deposits in guarantee of fund raisings abroad 1,731 - 1,731 970 1 971 Non-financial 13,118 1,826 14,944 7,969 1,313 9,282 Sundry foreign 1,292 8 1,300 995 9 1,004 Prepaid expenses 2,947 1,103 4,050 2,642 546 3,188 Sundry domestic 2,434 11 2,445 1,579 27 1,606 Asets of post-employment benefits plans (Note 26e) - 704 704 - 731 731 Lease right-of-use 3,976 - 3,976 - - - Other 2,469 - 2,469 2,753 - 2,753 b) Other liabilities 09/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 96,635 5,715 102,350 95,639 1,790 97,429 Credit card operations 77,180 - 77,180 78,803 - 78,803 Trading and intermediation of securities 12,687 617 13,304 9,167 172 9,339 Foreign exchange portfolio 592 - 592 634 - 634 Finance leases (Note 12) 528 3,695 4,223 - - - Other 5,648 1,403 7,051 7,035 1,618 8,653 Non-financial 38,617 1,614 40,231 24,931 1,079 26,010 Funds in transit 15,902 20 15,922 10,015 27 10,042 Charging and collection of taxes and similar 6,362 - 6,362 476 - 476 Social and statutory 3,404 25 3,429 4,085 23 4,108 Deferred income 2,662 - 2,662 2,530 - 2,530 Sundry creditors - domestic 3,255 206 3,461 2,310 188 2,498 Personnel provision 2,344 9 2,353 1,606 63 1,669 Provision for sundry payments 2,587 85 2,672 1,670 81 1,751 Obligations on official agreements and rendering of payment services 999 - 999 1,155 - 1,155 Liabilities from post-employment benefits plans (Note 26e) - 1,252 1,252 - 697 697 Other 1,102 17 1,119 1,084 - 1,084 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 93 Note 18 - Other assets and liabilities a) Other assets 09/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 69,028 13,909 82,937 62,390 12,700 75,090 Receivables from credit card issuers 35,269 - 35,269 36,491 - 36,491 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29) 1,461 13,112 14,573 1,455 12,079 13,534 Trading and intermediation of securities 22,143 256 22,399 15,400 255 15,655 Income receivable 2,994 20 3,014 3,155 5 3,160 Credit of Operations without credit granting characteristics, net amount 3,586 5 3,591 3,021 4 3,025 Insurance and reinsurance operations 840 516 1,356 899 356 1,255 Net amount receivables from reimbursement of provisions (Note 29d) 1,004 - 1,004 999 - 999 Deposits in guarantee of fund raisings abroad 1,731 - 1,731 970 1 971 Non-financial 13,118 1,826 14,944 7,969 1,313 9,282 Sundry foreign 1,292 8 1,300 995 9 1,004 Prepaid expenses 2,947 1,103 4,050 2,642 546 3,188 Sundry domestic 2,434 11 2,445 1,579 27 1,606 Asets of post-employment benefits plans (Note 26e) - 704 704 - 731 731 Lease right-of-use 3,976 - 3,976 - - - Other 2,469 - 2,469 2,753 - 2,753 b) Other liabilities 09/30/2019 12/31/2018 Non- Non- Current Total Current Total current current Financial 96,635 5,715 102,350 95,639 1,790 97,429 Credit card operations 77,180 - 77,180 78,803 - 78,803 Trading and intermediation of securities 12,687 617 13,304 9,167 172 9,339 Foreign exchange portfolio 592 - 592 634 - 634 Finance leases (Note 12) 528 3,695 4,223 - - - Other 5,648 1,403 7,051 7,035 1,618 8,653 Non-financial 38,617 1,614 40,231 24,931 1,079 26,010 Funds in transit 15,902 20 15,922 10,015 27 10,042 Charging and collection of taxes and similar 6,362 - 6,362 476 - 476 Social and statutory 3,404 25 3,429 4,085 23 4,108 Deferred income 2,662 - 2,662 2,530 - 2,530 Sundry creditors - domestic 3,255 206 3,461 2,310 188 2,498 Personnel provision 2,344 9 2,353 1,606 63 1,669 Provision for sundry payments 2,587 85 2,672 1,670 81 1,751 Obligations on official agreements and rendering of payment services 999 - 999 1,155 - 1,155 Liabilities from post-employment benefits plans (Note 26e) - 1,252 1,252 - 697 697 Other 1,102 17 1,119 1,084 - 1,084 (*) Provisão para garantias financeiras prestadas, registrada no passivo conforrme Resolução CMN nº 4.512/2016 e Carta Circular nº 3.782/2016. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 93

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of transfer of control, for inclusion in a public offering of shares, assuring them of a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. Meetings of the Board of Directors held on 02/22/2018, approved the cancellation of 14,424,206 of common shares of own issue and held in treasury, with no change in capital, by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting (EGM) held on July 27, 2018 approved a 50% split in the Company's capital and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for easier comparability, the number of shares shown in this item are post-split. A breakdown and changes in paid-in capital at the beginning and end of the period are shown below: 09/30/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3,236,789,823 3,267,003,862 32,372 Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 09/30/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 09/30/2019 4,927,162,769 1,646,221,565 6,573,384,334 65,135 Residents abroad at 09/30/2019 31,127,590 3,199,623,424 3,230,751,014 32,013 (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Result from delivery of treasury shares - (23,572,720) (23,572,720) 513 (1) Treasury shares at 09/30/2019 - 60,041,706 60,041,706 (1,307) Outstanding shares at 09/30/2019 4,958,290,359 4,785,803,283 9,744,093,642 Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3,299,073,506 1,116,291,341 4,415,364,847 65,482 Residents abroad at 12/31/2017 20,877,606 2,114,271,985 2,135,149,591 31,666 Shares of capital stock at 12/31/2017 3,319,951,112 3,230,563,326 6,550,514,438 97,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1,652,763,453 1,615,281,663 3,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3,236,789,823 3,267,003,862 32,372 (1) Treasury shares at 12/31/2017 14,424,206 71,459,714 85,883,920 (2,743) Purchase of shares - 13,100,000 13,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result from delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 28,677,977 28,677,977 - (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 (2) Outstanding shares at 12/31/2017 4,958,290,359 4,738,655,417 9,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 94 Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights, in the event of transfer of control, for inclusion in a public offering of shares, assuring them of a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. Meetings of the Board of Directors held on 02/22/2018, approved the cancellation of 14,424,206 of common shares of own issue and held in treasury, with no change in capital, by capitalizing amounts recorded in Revenue Reserves – Statutory Reserve. The Extraordinary Stockholders’ Meeting (EGM) held on July 27, 2018 approved a 50% split in the Company's capital and the process was approved by BACEN on October 31, 2018. The new shares were included in the share position on November 26, 2018. Thus, for easier comparability, the number of shares shown in this item are post-split. A breakdown and changes in paid-in capital at the beginning and end of the period are shown below: 09/30/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3,236,789,823 3,267,003,862 32,372 Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 09/30/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 09/30/2019 4,927,162,769 1,646,221,565 6,573,384,334 65,135 Residents abroad at 09/30/2019 31,127,590 3,199,623,424 3,230,751,014 32,013 (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Result from delivery of treasury shares - (23,572,720) (23,572,720) 513 (1) Treasury shares at 09/30/2019 - 60,041,706 60,041,706 (1,307) Outstanding shares at 09/30/2019 4,958,290,359 4,785,803,283 9,744,093,642 Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 12/31/2018 Number Amount Common Preferred Total Residents in Brazil at 12/31/2017 3,299,073,506 1,116,291,341 4,415,364,847 65,482 Residents abroad at 12/31/2017 20,877,606 2,114,271,985 2,135,149,591 31,666 Shares of capital stock at 12/31/2017 3,319,951,112 3,230,563,326 6,550,514,438 97,148 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 1,652,763,453 1,615,281,663 3,268,045,116 - (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) - Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,039 3,236,789,823 3,267,003,862 32,372 (1) Treasury shares at 12/31/2017 14,424,206 71,459,714 85,883,920 (2,743) Purchase of shares - 13,100,000 13,100,000 (510) (-) Cancellation of Shares – Meeting of the Board of Directors 02/22/2018 (14,424,206) - (14,424,206) 534 Result from delivery of treasury shares - (29,623,265) (29,623,265) 899 Stock Split – ESM of 07/27/2018 – Approved on 10/31/2018 - 28,677,977 28,677,977 - (1) Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 (2) Outstanding shares at 12/31/2017 4,958,290,359 4,738,655,417 9,696,945,776 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. (2) For better comparability, outstanding shares in the period of 12/31/2017 were adjusted by the split approved on 10/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 94

In 2019 there was no purchase of treasury shares in the period. See below cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 09/30/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 09/30/2019 30.12 35.03 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 95 In 2019 there was no purchase of treasury shares in the period. See below cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian Reais per share): 01/01 to 09/30/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 09/30/2019 30.12 35.03 01/01 to 12/31/2018 Cost / market value Common Preferred Minimum - 37.45 Weighted average - 38.95 Maximum - 40.06 Treasury shares Average cost - 21.76 Market value at 12/31/2018 30.05 35.50 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 95

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 09/30/2019 09/30/2018 Statutory net income 18,451 15,284 Adjustments: (-) Legal reserve - 5% (922) (764) Dividend calculation basis 17,529 14,520 4,382 3,630 Minimun mandatory dividend - 25% Dividends and Interest on Capital Paid / Accrued / Identified 11,048 7,572 ll - Stockholders' compensation 09/30/2019 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid 8,836 - 8,836 Dividends - 8 monthly installments from February to September 2019 0.0150 1,168 - 1,168 Dividends - paid on 08/23/2019 0.7869 7,668 - 7 ,668 Accrued (Recorded in Other Liabilities) 146 - 146 Dividends - 1 monthly installment paid on 10/01/2019 0.0150 146 - 146 Identified in Profit Reserve In Stockholders’ Equity 0.2120 2 ,066 - 2,066 Total from 01/01 to 09/30/2019 11,048 - 1 1,048 09/30/2018 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid 5,629 (122) 5 ,507 Dividends - 8 monthly installments from February to September 2018 0,0150 777 - 777 Dividends - paid on 08/30/2018 0.6240 4 ,041 - 4 ,041 Interest on capital - paid on 08/30/2018 0.1252 811 (122) 689 Provided for (Recorded in Other Liabilities) 97 - 97 Dividends - 1 monthly installment paid on 10/01/2018 0,0150 97 - 97 Identified in Profit Reserve In Stockholders’ Equity 0.3062 1,983 (15) 1 ,968 Total from 01/01 to 09/30/2018 7 ,709 (137) 7,572 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 96 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). The calculation of the monthly advance of the mandatory minimum dividend is based on the share position on the last day of the preceding month, and payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share. l - Calculation of dividends and interest on capital 09/30/2019 09/30/2018 Statutory net income 18,451 15,284 Adjustments: (-) Legal reserve - 5% (922) (764) Dividend calculation basis 17,529 14,520 4,382 3,630 Minimun mandatory dividend - 25% Dividends and Interest on Capital Paid / Accrued / Identified 11,048 7,572 ll - Stockholders' compensation 09/30/2019 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid 8,836 - 8,836 Dividends - 8 monthly installments from February to September 2019 0.0150 1,168 - 1,168 Dividends - paid on 08/23/2019 0.7869 7,668 - 7 ,668 Accrued (Recorded in Other Liabilities) 146 - 146 Dividends - 1 monthly installment paid on 10/01/2019 0.0150 146 - 146 Identified in Profit Reserve In Stockholders’ Equity 0.2120 2 ,066 - 2,066 Total from 01/01 to 09/30/2019 11,048 - 1 1,048 09/30/2018 Gross value per WHT (With Gross Net share (R$) holding tax) Paid / prepaid 5,629 (122) 5 ,507 Dividends - 8 monthly installments from February to September 2018 0,0150 777 - 777 Dividends - paid on 08/30/2018 0.6240 4 ,041 - 4 ,041 Interest on capital - paid on 08/30/2018 0.1252 811 (122) 689 Provided for (Recorded in Other Liabilities) 97 - 97 Dividends - 1 monthly installment paid on 10/01/2018 0,0150 97 - 97 Identified in Profit Reserve In Stockholders’ Equity 0.3062 1,983 (15) 1 ,968 Total from 01/01 to 09/30/2018 7 ,709 (137) 7,572 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 96

c) Capital reserves and profit reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 09/30/2019 12/31/2018 Capital reserves 285 285 Premium on subscription of shares 284 284 Reserves from tax incentives, restatement of equity securities and other 1 1 Profit reserves 5,204 13,195 (1) Legal 10,911 9,989 (2) 5,810 (2,775) Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) (3) - 17,498 Special profit reserves Total reserves at parent company 5,489 13,480 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 09/30/2019 and 12/31/2018. lll - Unappropriated reserves Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 09/30/2019 12/31/2018 09/30/2019 09/30/2018 Itaú CorpBanca (Note 3) 12,340 11,645 531 401 Itaú CorpBanca Colômbia S.A. (Note 3) 1,276 1,268 (8) (6) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 440 364 89 70 Luizacred S.A. Soc. Cred. Financiamento Investimento 291 288 3 36 Other 135 119 44 27 Total 14,482 13,684 659 528 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 97 c) Capital reserves and profit reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 09/30/2019 12/31/2018 Capital reserves 285 285 Premium on subscription of shares 284 284 Reserves from tax incentives, restatement of equity securities and other 1 1 Profit reserves 5,204 13,195 (1) Legal 10,911 9,989 (2) 5,810 (2,775) Statutory Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) (3) - 17,498 Special profit reserves Total reserves at parent company 5,489 13,480 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 09/30/2019 and 12/31/2018. lll - Unappropriated reserves Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Net Income 01/01 to 01/01 to 09/30/2019 12/31/2018 09/30/2019 09/30/2018 Itaú CorpBanca (Note 3) 12,340 11,645 531 401 Itaú CorpBanca Colômbia S.A. (Note 3) 1,276 1,268 (8) (6) Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 440 364 89 70 Luizacred S.A. Soc. Cred. Financiamento Investimento 291 288 3 36 Other 135 119 44 27 Total 14,482 13,684 659 528 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 97

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving management and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Partner Plan (55) (60) (201) (168) Variable compensation plan (91) (87) (308) (293) Total (146) (147) (509) (461) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Changes in the Partner Program 01/01 to 01/01 to 09/30/2019 09/30/2018 Quantity Quantity 48,871,182 51,074,441 Opening balance New 8,096,700 9,912,356 Delivered (15,627,167) (11,597,420) Cancelled (1,271,138) (518,153) Closing balance 40,069,577 48,871,224 Weighted average of remaining contractual life (years) 1.85 2.61 Market value weighted average (R$) 25.49 26.22 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 98 Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving management and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on stock-based payment plans are presented in the table below: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Partner Plan (55) (60) (201) (168) Variable compensation plan (91) (87) (308) (293) Total (146) (147) (509) (461) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based Instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Changes in the Partner Program 01/01 to 01/01 to 09/30/2019 09/30/2018 Quantity Quantity 48,871,182 51,074,441 Opening balance New 8,096,700 9,912,356 Delivered (15,627,167) (11,597,420) Cancelled (1,271,138) (518,153) Closing balance 40,069,577 48,871,224 Weighted average of remaining contractual life (years) 1.85 2.61 Market value weighted average (R$) 25.49 26.22 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 98

II- Variable compensation  In this plan, 50% of variable compensation of managers is paid in cash and fifty percent (50%) is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 09/30/2019 09/30/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New 9,794,250 10,547,190 Delivered (14,237,280) (16,611,520) Cancelled (81,226) (134,925) Closing balance 20,491,889 25,030,718 Market value weighted average (R$) 37.55 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Summary of changes in the Simple options plan 01/01 to 09/30/2019 01/01 to 09/30/2018 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options vested at the end of the period Opções exercíveis no final do período 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (15,590) 29.51 (1 0,530) 21.99 Exercised (1,456,493) 22.45 (1 4,498,569) 25.96 Closing balance 1,617,516 22.73 1 0,005,260 26.43 Options vested at the end of the period 1,617,516 22.73 10,005,260 26.43 Range of exercise prices Granting 2010-2011 - 14.47 - 29.40 Granting 2012 22.73 21.99 Weighted average of the remaining contractual life (in years) 0.25 0.65 Market value weighted average (R$) 36.49 33.31 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 99 II- Variable compensation In this plan, 50% of variable compensation of managers is paid in cash and fifty percent (50%) is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 09/30/2019 09/30/2018 Quantity Quantity Opening balance 25,016,145 31,229,973 New 9,794,250 10,547,190 Delivered (14,237,280) (16,611,520) Cancelled (81,226) (134,925) Closing balance 20,491,889 25,030,718 Market value weighted average (R$) 37.55 34.05 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”), which has been discontinued, and only vested options remain. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Summary of changes in the Simple options plan 01/01 to 09/30/2019 01/01 to 09/30/2018 Weighted Weighted average Quantity Quantity average exercise price exercise price Opening balance 3,089,599 22.11 24,514,359 25.21 Options vested at the end of the period Opções exercíveis no final do período 3,089,599 22.11 24,514,359 25.21 Options: (*) Canceled / Forfeited (15,590) 29.51 (1 0,530) 21.99 Exercised (1,456,493) 22.45 (1 4,498,569) 25.96 Closing balance 1,617,516 22.73 1 0,005,260 26.43 Options vested at the end of the period 1,617,516 22.73 10,005,260 26.43 Range of exercise prices Granting 2010-2011 - 14.47 - 29.40 Granting 2012 22.73 21.99 Weighted average of the remaining contractual life (in years) 0.25 0.65 Market value weighted average (R$) 36.49 33.31 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 99

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Central Bank compulsory deposits 1,210 1,233 3,734 3,824 Interbank deposits 397 243 919 908 Securities purchased under agreements to resell 4,220 4,529 13,093 12,683 Financial assets at fair value through other comprehensive income 3,281 2,519 8,008 7,416 Financial assets at amortized cost 539 900 1,916 2,025 Loans and lease operations 22,203 19,448 61,256 56,616 Other financial assets 371 372 674 1,066 Total 32,221 29,244 89,600 84,538 b) Interest and similar expense 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Deposits (4,610) (5,325) (14,009) (13,746) Securities sold under repurchase agreements (4,973) (4,718) (16,718) (13,131) Interbank market funds (7,693) (2,577) (13,109) (11,471) Institutional market funds (1,760) (1,821) (5,114) (5,301) Financial expense from technical provisions for insurance and private pension plans (3,824) (3,029) (12,933) (7,103) Other (23) (19) (84) (45) Total (22,883) (17,489) (61,967) (50,797) c) Result of Financial Assets and Liabilities at Fair Value through Profit or Loss 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Financial assets at fair value through profit or loss 477 (1,520) 3,559 (5,445) (*) (632) 1,204 (999) (521) Derivatives Financial assets designated at fair value through profit or loss (219) (45) (141) (385) Financial assets at fair value through other comprehensive income 93 (353) 544 (301) Financial liabilities designated at fair value 5 3 (11) 39 Total (276) (711) 2,952 (6,613) (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 09/30/2019, ITAÚ UNIBANCO HOLDING derecognized R$ 925 Expected Losses, with loss of R$ (2) for Financial Assets – Fair Value through Other Comprehensive Income and reversal of R$ 927 for Financial Assets – Amortized Cost. Note 22 - Banking service fees 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Cur Feersen frt a om c c cou red nt it and debit card services 3,846 3,925 11,461 11,359 Current account services 2,684 2,411 7,745 7,407 Asset management fees 1,674 1,283 4,395 3,669 Fees for guarantees issued and credit lines 422 440 1,273 1,343 Collection commissions 396 378 1,150 1,127 Brokerage commission 236 115 585 395 Other 544 636 1,753 1,868 Total 9,802 9,188 28,362 27,168 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 100 Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Central Bank compulsory deposits 1,210 1,233 3,734 3,824 Interbank deposits 397 243 919 908 Securities purchased under agreements to resell 4,220 4,529 13,093 12,683 Financial assets at fair value through other comprehensive income 3,281 2,519 8,008 7,416 Financial assets at amortized cost 539 900 1,916 2,025 Loans and lease operations 22,203 19,448 61,256 56,616 Other financial assets 371 372 674 1,066 Total 32,221 29,244 89,600 84,538 b) Interest and similar expense 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Deposits (4,610) (5,325) (14,009) (13,746) Securities sold under repurchase agreements (4,973) (4,718) (16,718) (13,131) Interbank market funds (7,693) (2,577) (13,109) (11,471) Institutional market funds (1,760) (1,821) (5,114) (5,301) Financial expense from technical provisions for insurance and private pension plans (3,824) (3,029) (12,933) (7,103) Other (23) (19) (84) (45) Total (22,883) (17,489) (61,967) (50,797) c) Result of Financial Assets and Liabilities at Fair Value through Profit or Loss 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Financial assets at fair value through profit or loss 477 (1,520) 3,559 (5,445) (*) (632) 1,204 (999) (521) Derivatives Financial assets designated at fair value through profit or loss (219) (45) (141) (385) Financial assets at fair value through other comprehensive income 93 (353) 544 (301) Financial liabilities designated at fair value 5 3 (11) 39 Total (276) (711) 2,952 (6,613) (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 09/30/2019, ITAÚ UNIBANCO HOLDING derecognized R$ 925 Expected Losses, with loss of R$ (2) for Financial Assets – Fair Value through Other Comprehensive Income and reversal of R$ 927 for Financial Assets – Amortized Cost. Note 22 - Banking service fees 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Cur Feersen frt a om c c cou red nt it and debit card services 3,846 3,925 11,461 11,359 Current account services 2,684 2,411 7,745 7,407 Asset management fees 1,674 1,283 4,395 3,669 Fees for guarantees issued and credit lines 422 440 1,273 1,343 Collection commissions 396 378 1,150 1,127 Brokerage commission 236 115 585 395 Other 544 636 1,753 1,868 Total 9,802 9,188 28,362 27,168 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 100

Note 23 - General and administrative expenses 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 (*) (8,821) (6,420) (21,285) (18,206) Personnel expenses Compensation (2,326) (2,530) (7,215) (7,536) Employee profit sharing (1,428) (1,160) (3,770) (3,239) Welfare benefits (1,024) (973) (2,923) (2,743) Provision for labor claims and Dismissals (2,650) (794) (4,091) (2,003) Payroll charges (861) (747) (2,478) (2,280) Share-based compensation plan (Note 20) (55) (60) (201) (168) Training (36) (60) (124) (167) Other (441) (96) (483) (70) Administrative expenses (3,914) (4,293) (11,733) (12,597) Third party services (1,125) (1,086) (3,325) (3,173) Data processing and telecommunications (1,068) (1,060) (3,220) (3,123) Installations (506) (830) (1,526) (2,448) Advertising, promotions and publicity (301) (401) (921) (1,061) Financial services expenses (188) (191) (575) (576) Security (182) (185) (564) (565) Transportation (89) (89) (270) (256) Materials (79) (83) (248) (250) Travel expenses (57) (58) (177) (165) Other (319) (310) (907) (980) Depreciation and Amortization (1,150) (853) (3,411) (2,475) Other expenses (2,604) (4,042) (7,572) (9,194) (1,255) (1,159) (3,673) (3,101) Selling - credit cards Claims losses (201) (188) (597) (489) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (214) (171) (560) (396) (278) (141) (436) (338) Provision for civil lawsuits (Note 29) (110) (91) (375) (465) Provision for tax and social security lawsuits (90) (72) (230) (204) Refund of interbank costs Impairment - intangible asset - - - (167) Other (456) (2,220) (1,701) (4,034) Total (16,489) (15,608) (44,001) (42,472) (*) Includes the effects of the Voluntary Severance Program, totaling R$ 2,385. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 101 Note 23 - General and administrative expenses 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 (*) (8,821) (6,420) (21,285) (18,206) Personnel expenses Compensation (2,326) (2,530) (7,215) (7,536) Employee profit sharing (1,428) (1,160) (3,770) (3,239) Welfare benefits (1,024) (973) (2,923) (2,743) Provision for labor claims and Dismissals (2,650) (794) (4,091) (2,003) Payroll charges (861) (747) (2,478) (2,280) Share-based compensation plan (Note 20) (55) (60) (201) (168) Training (36) (60) (124) (167) Other (441) (96) (483) (70) Administrative expenses (3,914) (4,293) (11,733) (12,597) Third party services (1,125) (1,086) (3,325) (3,173) Data processing and telecommunications (1,068) (1,060) (3,220) (3,123) Installations (506) (830) (1,526) (2,448) Advertising, promotions and publicity (301) (401) (921) (1,061) Financial services expenses (188) (191) (575) (576) Security (182) (185) (564) (565) Transportation (89) (89) (270) (256) Materials (79) (83) (248) (250) Travel expenses (57) (58) (177) (165) Other (319) (310) (907) (980) Depreciation and Amortization (1,150) (853) (3,411) (2,475) Other expenses (2,604) (4,042) (7,572) (9,194) (1,255) (1,159) (3,673) (3,101) Selling - credit cards Claims losses (201) (188) (597) (489) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (214) (171) (560) (396) (278) (141) (436) (338) Provision for civil lawsuits (Note 29) (110) (91) (375) (465) Provision for tax and social security lawsuits (90) (72) (230) (204) Refund of interbank costs Impairment - intangible asset - - - (167) Other (456) (2,220) (1,701) (4,034) Total (16,489) (15,608) (44,001) (42,472) (*) Includes the effects of the Voluntary Severance Program, totaling R$ 2,385. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 101

Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (*) 15.00% Social contribution on net income (*) In October 2019, the Brazilian Congress approved the Constitutional Amendment Bill (PEC) 06, which increased the tax rate of Social Contribution on Net Income for banks from 15.00% to 20.00%. For other financial subsidiaries and equivalent companies, the tax rate continues being 15.00%, and for the others, it is 9.00%. a) Expenses for taxes and contributions Breakdown of income tax and social contribution expense calculation: 07/01 to 07/01 to 01/01 to 01/01 to Due on operations for the period 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Net income before income tax and social contribution 4,295 8,292 23,424 20,230 Charges (income tax and social contribution) at the rates in effect (1,718) (3,731) (9,370) (9,104) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures net 124 76 290 105 Foreign exchange variation on investiments abroad 1,471 688 1,180 4,913 Interest on capital 737 919 2,335 2,737 Corporate reorganizations (Note 2.4 a IV) - 157 - 471 Dividends and interest on external debt bonds 140 114 366 376 (*) (4,445) 1,200 (2,589) (4,342) Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (3,691) (577) (7,788) (4,844) Related to temporary differences Increase (reversal) for the period 4,896 (597) 3,457 3,190 Increase (reversal) of prior periods 5 (787) 5 206 (Expenses) / Income related to deferred taxes 4,901 (1,384) 3,462 3,396 Total income tax and social contribution expenses 1,210 (1,961) (4,326) (1,448) (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 102 Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% (*) 15.00% Social contribution on net income (*) In October 2019, the Brazilian Congress approved the Constitutional Amendment Bill (PEC) 06, which increased the tax rate of Social Contribution on Net Income for banks from 15.00% to 20.00%. For other financial subsidiaries and equivalent companies, the tax rate continues being 15.00%, and for the others, it is 9.00%. a) Expenses for taxes and contributions Breakdown of income tax and social contribution expense calculation: 07/01 to 07/01 to 01/01 to 01/01 to Due on operations for the period 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Net income before income tax and social contribution 4,295 8,292 23,424 20,230 Charges (income tax and social contribution) at the rates in effect (1,718) (3,731) (9,370) (9,104) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures net 124 76 290 105 Foreign exchange variation on investiments abroad 1,471 688 1,180 4,913 Interest on capital 737 919 2,335 2,737 Corporate reorganizations (Note 2.4 a IV) - 157 - 471 Dividends and interest on external debt bonds 140 114 366 376 (*) (4,445) 1,200 (2,589) (4,342) Other nondeductible expenses net of non taxable income Income tax and social contribution expenses (3,691) (577) (7,788) (4,844) Related to temporary differences Increase (reversal) for the period 4,896 (597) 3,457 3,190 Increase (reversal) of prior periods 5 (787) 5 206 (Expenses) / Income related to deferred taxes 4,901 (1,384) 3,462 3,396 Total income tax and social contribution expenses 1,210 (1,961) (4,326) (1,448) (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 102

b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2018 Increase 09/30/2019 Reversal Reflected in income 37,252 (11,657) 13,657 39,252 Provision for expected loss 18,563 (4,674) 4,834 18,723 Relating to tax losses and social contribution loss carryforwards 4,391 (1,011) 1,722 5,102 Provision for profit sharing 1,844 (1,844) 1,520 1,520 1,729 (732) 400 1,397 Provision for devaluation of securities with permanent impairment Provisions 4,464 (1,191) 1,467 4,740 Civil lawsuits 1,586 (474) 157 1,269 Labor claims 2,037 (637) 1,187 2,587 Tax and social security lawsuits 841 (80) 123 884 Goodwill on purchase of investments 60 (45) 5 20 Legal liabilities 676 (11) 74 739 Adjustments of operations carried out on the futures settlement market 98 (98) 96 96 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 631 (631) 1,116 1,116 or Loss Provision relating to health insurance operations 343 - 6 349 4,453 (1,420) 2,417 5,450 Others Reflected in stockholders’ equity 1,888 (187) 573 2,274 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 383 (187) 463 659 Comprehensive Income Cash flow hedge 1,149 - 73 1,222 Others 356 - 37 393 (1)(2) Total 39,140 (11,844) 14,230 41,526 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 35,693 and R$ 287, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2017 Increase 12/31/2018 Reversal Reflected in income 48,810 (23,511) 11,953 37,252 Provision for expected loss 24,686 (9,746) 3,623 18,563 Relating to tax losses and social contribution loss carryforwards 7,595 (3,649) 445 4,391 Provision for profit sharing 1,829 (1,829) 1,844 1,844 Provision for devaluation of securities with permanent impairment 2,228 (1,843) 1,344 1,729 Provisions 5,194 (2,124) 1,394 4,464 Civil lawsuits 1,974 (610) 222 1,586 2,200 (1,280) 1,117 2,037 Labor claims Tax and social security lawsuits 1,020 (234) 55 841 Goodwill on purchase of investments 141 (163) 82 60 Legal liabilities 488 (61) 249 676 Adjustments of operations carried out in futures settlement market 277 (277) 98 98 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 429 (429) 631 631 or Loss Provision relating to health insurance operations 341 (5) 7 343 Other 5,602 (3,385) 2,236 4,453 Reflected in stockholders’ equity 2,192 (785) 481 1,888 Corporate reorganizations (Note 2.4 a IV) 628 (628) - - Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 327 (157) 213 383 Comprehensive Income Cash flow hedge 983 - 166 1,149 Other 254 - 102 356 (*) Total 51,002 (24,296) 12,434 39,140 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 103 b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2018 Increase 09/30/2019 Reversal Reflected in income 37,252 (11,657) 13,657 39,252 Provision for expected loss 18,563 (4,674) 4,834 18,723 Relating to tax losses and social contribution loss carryforwards 4,391 (1,011) 1,722 5,102 Provision for profit sharing 1,844 (1,844) 1,520 1,520 1,729 (732) 400 1,397 Provision for devaluation of securities with permanent impairment Provisions 4,464 (1,191) 1,467 4,740 Civil lawsuits 1,586 (474) 157 1,269 Labor claims 2,037 (637) 1,187 2,587 Tax and social security lawsuits 841 (80) 123 884 Goodwill on purchase of investments 60 (45) 5 20 Legal liabilities 676 (11) 74 739 Adjustments of operations carried out on the futures settlement market 98 (98) 96 96 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 631 (631) 1,116 1,116 or Loss Provision relating to health insurance operations 343 - 6 349 4,453 (1,420) 2,417 5,450 Others Reflected in stockholders’ equity 1,888 (187) 573 2,274 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 383 (187) 463 659 Comprehensive Income Cash flow hedge 1,149 - 73 1,222 Others 356 - 37 393 (1)(2) Total 39,140 (11,844) 14,230 41,526 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 35,693 and R$ 287, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2017 Increase 12/31/2018 Reversal Reflected in income 48,810 (23,511) 11,953 37,252 Provision for expected loss 24,686 (9,746) 3,623 18,563 Relating to tax losses and social contribution loss carryforwards 7,595 (3,649) 445 4,391 Provision for profit sharing 1,829 (1,829) 1,844 1,844 Provision for devaluation of securities with permanent impairment 2,228 (1,843) 1,344 1,729 Provisions 5,194 (2,124) 1,394 4,464 Civil lawsuits 1,974 (610) 222 1,586 2,200 (1,280) 1,117 2,037 Labor claims Tax and social security lawsuits 1,020 (234) 55 841 Goodwill on purchase of investments 141 (163) 82 60 Legal liabilities 488 (61) 249 676 Adjustments of operations carried out in futures settlement market 277 (277) 98 98 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 429 (429) 631 631 or Loss Provision relating to health insurance operations 341 (5) 7 343 Other 5,602 (3,385) 2,236 4,453 Reflected in stockholders’ equity 2,192 (785) 481 1,888 Corporate reorganizations (Note 2.4 a IV) 628 (628) - - Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 327 (157) 213 383 Comprehensive Income Cash flow hedge 983 - 166 1,149 Other 254 - 102 356 (*) Total 51,002 (24,296) 12,434 39,140 (*) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 103

II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2018 Increase 09/30/2019 reversal Reflected in income 6,144 (2,906) 1,444 4,682 Depreciation in excess – finance lease 346 (74) - 272 Adjustment of escrow deposits and provisions 1,348 (18) 39 1,369 Post-employment benefits 287 (36) 7 258 Adjustments of operations carried out on the futures settlement market 923 (923) 1,088 1,088 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 1,790 (1,790) 204 204 Loss Taxation of results abroad – capital gains 659 - 47 706 Other 791 (65) 59 785 Reflected in stockholders’ equity 662 (168) 944 1,438 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 474 (124) 943 1,293 Comprehensive Income Cash flow hedge 168 (43) - 125 7 - 1 8 Post-employment benefits 13 (1) - 12 Other (*) Total 6,806 (3,074) 2,388 6,120 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 35,693 and R$ 287, respectively. Realization / 12/31/2017 Increase 12/31/2018 reversal 14,569 (11,385) 2,960 6,144 Reflected in income Depreciation in excess – finance lease 613 (267) - 346 Adjustment of escrow deposits and provisions 1,280 (11) 79 1,348 Post-employment benefits 304 (143) 126 287 Adjustments of operations carried out on the futures settlement market 1,421 (1,421) 923 923 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,592 (7,592) 1,790 1,790 Loss Taxation of results abroad – capital gains 1,973 (1,314) - 659 Other 1,386 (637) 42 791 Reflected in stockholders’ equity 955 (311) 18 662 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 767 (302) 9 474 Comprehensive Income Cash flow hedge 166 - 2 168 Post-employment benefits 9 (9) 7 7 Other 13 - - 13 (*) Total 15,524 (11,696) 2,978 6,806 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 104 II - The provision for deferred tax and contributions and respective changes are as follows: Realization / 12/31/2018 Increase 09/30/2019 reversal Reflected in income 6,144 (2,906) 1,444 4,682 Depreciation in excess – finance lease 346 (74) - 272 Adjustment of escrow deposits and provisions 1,348 (18) 39 1,369 Post-employment benefits 287 (36) 7 258 Adjustments of operations carried out on the futures settlement market 923 (923) 1,088 1,088 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 1,790 (1,790) 204 204 Loss Taxation of results abroad – capital gains 659 - 47 706 Other 791 (65) 59 785 Reflected in stockholders’ equity 662 (168) 944 1,438 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 474 (124) 943 1,293 Comprehensive Income Cash flow hedge 168 (43) - 125 7 - 1 8 Post-employment benefits 13 (1) - 12 Other (*) Total 6,806 (3,074) 2,388 6,120 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 35,693 and R$ 287, respectively. Realization / 12/31/2017 Increase 12/31/2018 reversal 14,569 (11,385) 2,960 6,144 Reflected in income Depreciation in excess – finance lease 613 (267) - 346 Adjustment of escrow deposits and provisions 1,280 (11) 79 1,348 Post-employment benefits 304 (143) 126 287 Adjustments of operations carried out on the futures settlement market 1,421 (1,421) 923 923 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or 7,592 (7,592) 1,790 1,790 Loss Taxation of results abroad – capital gains 1,973 (1,314) - 659 Other 1,386 (637) 42 791 Reflected in stockholders’ equity 955 (311) 18 662 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other 767 (302) 9 474 Comprehensive Income Cash flow hedge 166 - 2 168 Post-employment benefits 9 (9) 7 7 Other 13 - - 13 (*) Total 15,524 (11,696) 2,978 6,806 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 32,781 and R$ 447, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 104

III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are: Deferred tax assets Net Year of Tax loss / social Deferred tax Temporary % deferred % realization % contribution loss % Total % liabilities taxes differences carryforwards 2019 2,266 6% 2,721 54% 4,987 12% (70) 1% 4,917 14% 2020 13,343 37% 556 11% 13,899 33% (188) 3% 13,711 39% 2021 7,300 20% 277 5% 7,577 18% (154) 3% 7,423 21% 2022 4,089 11% 323 6% 4,412 11% (1,248) 21% 3,164 9% 2023 2,292 6% 219 4% 2,511 6% (269) 4% 2,242 6% After 2023 7,134 20% 1,006 20% 8,140 20% (4,191) 68% 3,949 11% Total 36,424 100% 5,102 100% 41,526 100% (6,120) 100% 35,406 100% (*) Present value 33,956 4,854 38,810 (5,263) 33,547 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV - At September 30, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. On 09/30/2019 and 12/31/2018, there are no unrecognized tax credits. c) Tax liabilities 09/30/2019 12/31/2018 Taxes and contributions on income payable 34 615 Other Taxes and Contributions payable 4,645 1,443 Provision for deferred income tax and social contribution (Note 24b II) 287 447 Other 2,294 2,779 Total 7,260 5,284 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 105 III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are: Deferred tax assets Net Year of Tax loss / social Deferred tax Temporary % deferred % realization % contribution loss % Total % liabilities taxes differences carryforwards 2019 2,266 6% 2,721 54% 4,987 12% (70) 1% 4,917 14% 2020 13,343 37% 556 11% 13,899 33% (188) 3% 13,711 39% 2021 7,300 20% 277 5% 7,577 18% (154) 3% 7,423 21% 2022 4,089 11% 323 6% 4,412 11% (1,248) 21% 3,164 9% 2023 2,292 6% 219 4% 2,511 6% (269) 4% 2,242 6% After 2023 7,134 20% 1,006 20% 8,140 20% (4,191) 68% 3,949 11% Total 36,424 100% 5,102 100% 41,526 100% (6,120) 100% 35,406 100% (*) Present value 33,956 4,854 38,810 (5,263) 33,547 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV - At September 30, 2018, temporary effects brought by Law nº. 13,169/15 were considered, which increased the social contribution tax rate from 15% to 20% until December 31, 2018, and tax credits were recognized based on their likelihood of realization. On 09/30/2019 and 12/31/2018, there are no unrecognized tax credits. c) Tax liabilities 09/30/2019 12/31/2018 Taxes and contributions on income payable 34 615 Other Taxes and Contributions payable 4,645 1,443 Provision for deferred income tax and social contribution (Note 24b II) 287 447 Other 2,294 2,779 Total 7,260 5,284 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 105

Note 25 – Earnings per share a) Basic earning per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 5,165 6,125 18,439 18,254 Net income attributable to owners of the parent company Minimum non-cumulative dividends on preferred shares (105) (105) (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) (109) (109) Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners: Common 2,519 3,017 9,279 9,204 Preferred 2,432 2,894 8,946 8,836 Total net income available to equity owners: Common 2,628 3,126 9,388 9,313 Preferred 2,537 2,999 9,051 8,941 Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,785,705,852 4,755,471,340 4,780,285,648 4,759,735,601 Earnings per share - Basic – R$ Common 0.53 0.63 1.89 1.88 Preferred 0.53 0.63 1.89 1.88 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Net income available to preferred equity owners 2,537 2,999 9,051 8,941 Dividends on preferred shares after dilution effects 16 23 41 49 Net income available to preferred equity owners considering preferred shares after the dilution effect 2,553 3,022 9,092 8,990 2,628 3,126 9,388 9,313 Net income available to ordinary equity owners Dividend on preferred shares after dilution effects (16) (23) (41) (49) Net income available to ordinary equity owners considering preferred shares after the dilution effect 2,612 3,103 9,347 9,264 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,846,886,334 4,827,683,076 4,822,570,952 4,811,071,791 Preferred 4,785,705,852 4,755,471,340 4,780,285,648 4,759,735,601 Incremental as per share-based payment plans 61,180,482 72,211,736 42,285,304 51,336,190 Diluted earnings per share – R$ Common 0.53 0.63 1.89 1.87 Preferred 0.53 0.63 1.89 1.87 There was not potentially antidulitive effect of the shares in share-based payment plans in both periods and, for better comparability, shares at September 30, 2018 were adjusted by the split approved on October 31, 2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 106 Note 25 – Earnings per share a) Basic earning per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 5,165 6,125 18,439 18,254 Net income attributable to owners of the parent company Minimum non-cumulative dividends on preferred shares (105) (105) (105) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) (109) (109) Retained earnings to be distributed, on a pro-rata basis, to common and preferred equity owners: Common 2,519 3,017 9,279 9,204 Preferred 2,432 2,894 8,946 8,836 Total net income available to equity owners: Common 2,628 3,126 9,388 9,313 Preferred 2,537 2,999 9,051 8,941 Weighted average number of shares outstanding Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,785,705,852 4,755,471,340 4,780,285,648 4,759,735,601 Earnings per share - Basic – R$ Common 0.53 0.63 1.89 1.88 Preferred 0.53 0.63 1.89 1.88 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Net income available to preferred equity owners 2,537 2,999 9,051 8,941 Dividends on preferred shares after dilution effects 16 23 41 49 Net income available to preferred equity owners considering preferred shares after the dilution effect 2,553 3,022 9,092 8,990 2,628 3,126 9,388 9,313 Net income available to ordinary equity owners Dividend on preferred shares after dilution effects (16) (23) (41) (49) Net income available to ordinary equity owners considering preferred shares after the dilution effect 2,612 3,103 9,347 9,264 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,846,886,334 4,827,683,076 4,822,570,952 4,811,071,791 Preferred 4,785,705,852 4,755,471,340 4,780,285,648 4,759,735,601 Incremental as per share-based payment plans 61,180,482 72,211,736 42,285,304 51,336,190 Diluted earnings per share – R$ Common 0.53 0.63 1.89 1.87 Preferred 0.53 0.63 1.89 1.87 There was not potentially antidulitive effect of the shares in share-based payment plans in both periods and, for better comparability, shares at September 30, 2018 were adjusted by the split approved on October 31, 2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 106

Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations. There are three types of retirement plan: • Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined; • Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjusted to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan UBB PREV defined benefit plan Defined Benefit Benefit Plan II Itaulam basic plan Itaú Unibanco Foundation – Itaú Defined Benefit Plan REDECARD Retirement Plan Suplementary Pension - FIU ITAUCARD Defined Benefit Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan Variable Contribution REDECARD Supplementary Retirement Plan ITAUCARD Supplementary Retirement Plan Funbep I Benefit Plan Defined Benefit FUNBEP Multisponsored Pension Fund Funbep II Benefit Plan Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 107 Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans in accordance with their regulations. There are three types of retirement plan: • Defined Benefit Plans (BD): plans under which scheduled benefits are for predefined amounts, based on salaries and/or length of service of employees, and the cost is actuarially determined; • Defined Contribution Plans (CD): plans under which scheduled benefits are at all times adjusted to the balance of the investments made in the name of the participant, including in the benefit concession phase, taking into account net proceeds, amounts contributes and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits combine the characteristics of defined contribution and defined benefit plans, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit plan Modality Supplementary retirement plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev benefit plan – PBF 002 benefit plan - PB002 Prebeg benefit plan UBB PREV defined benefit plan Defined Benefit Benefit Plan II Itaulam basic plan Itaú Unibanco Foundation – Itaú Defined Benefit Plan REDECARD Retirement Plan Suplementary Pension - FIU ITAUCARD Defined Benefit Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution REDECARD Pension Plan Unibanco Pension Plan Itaulam Supplementary Plan Itaú Defined Contribution Plan Variable Contribution REDECARD Supplementary Retirement Plan ITAUCARD Supplementary Retirement Plan Funbep I Benefit Plan Defined Benefit FUNBEP Multisponsored Pension Fund Funbep II Benefit Plan Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 107

a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 09/30/2019 09/30/2018 (1) Discount rate 9.72% p.a. 9.98% p.a. (2) Mortality table AT-2000 AT-2000 (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 5.04% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries , that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 108 a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 09/30/2019 09/30/2018 (1) Discount rate 9.72% p.a. 9.98% p.a. (2) Mortality table AT-2000 AT-2000 (3) Turnover Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 5.04% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – Society of Actuaries , that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and biometric risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to biometric risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to biometric assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 108

c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 09/30/2019 12/31/2018 09/30/2019 12/31/2018 Fixed income securities 17,622 18,065 90.68% 96.05% 89.14% 94.51% Quoted in an active market 17,324 17,775 Non quoted in an active market 298 290 1.54% 1.54% Variable income securities 1,119 24 5.76% 0.13% Quoted in an active market 1,111 18 5.72% 0.09% Non quoted in an active market 8 6 0.04% 0.04% 0.40% 0.31% Structured investments 78 59 Quoted in an active market - 1 0.00% 0.01% Non quoted in an active market 78 58 0.40% 0.30% Real estate 535 578 2.75% 3.07% Loans to participants 80 82 0.41% 0.44% Total 19,434 18,808 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to Group companies, with a fair value of R$ 446 (R$ 487 at 12/31/2018). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet 09/30/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 19,434 1,641 - 21,075 2 - Actuarial liabilities (15,765) - (816) (16,581) (*) 3 - Asset restriction (1,003) - (4,039) (5,042) 4 - Net amount recognized in the balance sheet (370) 638 (816) (548) Amount recognized in Assets (Note 18a) 66 638 - 704 Amount recognized in Liabilities (Note 18b) (436) - (816) (1,252) 12/31/2018 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 18,808 1,604 - 20,412 2 - Actuarial liabilities (15,493) - (282) (15,775) (*) 3 - Asset restriction (3,664) (939) - (4,603) 4 - Net amount recognized in the balance sheet (349) 665 (282) 34 Amount recognized in Assets (Note 18a) 66 665 - 731 (415) - (282) (697) Amount recognized in Liabilities (Note 18b) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 109 c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 09/30/2019 12/31/2018 09/30/2019 12/31/2018 Fixed income securities 17,622 18,065 90.68% 96.05% 89.14% 94.51% Quoted in an active market 17,324 17,775 Non quoted in an active market 298 290 1.54% 1.54% Variable income securities 1,119 24 5.76% 0.13% Quoted in an active market 1,111 18 5.72% 0.09% Non quoted in an active market 8 6 0.04% 0.04% 0.40% 0.31% Structured investments 78 59 Quoted in an active market - 1 0.00% 0.01% Non quoted in an active market 78 58 0.40% 0.30% Real estate 535 578 2.75% 3.07% Loans to participants 80 82 0.41% 0.44% Total 19,434 18,808 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2018), and real estate rented to Group companies, with a fair value of R$ 446 (R$ 487 at 12/31/2018). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet 09/30/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 19,434 1,641 - 21,075 2 - Actuarial liabilities (15,765) - (816) (16,581) (*) 3 - Asset restriction (1,003) - (4,039) (5,042) 4 - Net amount recognized in the balance sheet (370) 638 (816) (548) Amount recognized in Assets (Note 18a) 66 638 - 704 Amount recognized in Liabilities (Note 18b) (436) - (816) (1,252) 12/31/2018 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 18,808 1,604 - 20,412 2 - Actuarial liabilities (15,493) - (282) (15,775) (*) 3 - Asset restriction (3,664) (939) - (4,603) 4 - Net amount recognized in the balance sheet (349) 665 (282) 34 Amount recognized in Assets (Note 18a) 66 665 - 731 (415) - (282) (697) Amount recognized in Liabilities (Note 18b) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 109

f) Change in the net amount recognized in the balance sheet 09/30/2019 Ohter post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts recognized in income (loss) (1+2+3) 1,327 (1,139) (267) (79) 113 (68) 45 (442) (476) - (56) - (56) - - - - 1 - Cost of current service (56) - - - - - - - (419) 2 - Cost of past service (419) (1) 1,327 (1,083) (267) (23) 113 (68) 45 (23) (1) 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) 116 (8) (108) - 2 4 6 (109) (103) 4 - Effects on asset ceiling - - 9 9 - 4 4 - 13 (2) (3) 117 (11) (117) (11) 2 - 2 (109) (118) 5 - Remeasurements (1) 3 - 2 - - - 6 - Exchange variation - 2 (817) 875 - 58 (78) - (78) Other (7+8+9+10) 17 (3) - - - - - - - - - 7 - Receipt by allocation of funds (875) 875 - - - - - 17 8 - Benefits paid 17 51 - - 51 (78) - (78) - (27) 9 - Contributions and investments from sponsor 7 - - 7 - - - 10 - Contributions from parcipants - 7 19,434 (15,765) (4,039) (370) 1,641 (1,003) 638 (816) (548) Amounts at end of the period 12/31/2018 Ohter post- BD and CV plans CD plans Total employment benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 17,588 (14,491) (3,217) (120) 1,634 (912) 722 (257) 345 1,700 (1,454) (321) (75) 157 (90) 67 (25) (33) Amounts recognized in income (loss) (1+2+3) - (69) - (69) - - - - (69) 1 - Cost of current service - - - - - - - - - 2 - Cost of past service (1) 1,700 (1,385) (321) (6) 157 (90) 67 (25) 36 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) 580 (688) (126) (234) (102) 63 (39) (19) (292) - - (126) (126) - 63 63 - (63) 4 - Effects on asset ceiling (2) (3) 566 (683) - (117) (102) - (102) (19) (238) 5 - Remeasurements 14 (5) - 9 - - - - 9 6 - Exchange variation Other (7+8+9+10) (1,060) 1,140 - 80 (85) - (85) 19 14 - - - - - - - - - 7 - Receipt by allocation of funds (1,140) 1,140 - - - - - 8 - Benefits paid 19 19 9 - Contributions and investments from sponsor 69 - - 69 (85) - (85) - (16) 11 - - 11 - - - - 11 10 - Contributions from parcipants 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts at end of the period (1) Corresponds to the amount calculated at 01/01/2019 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018 the rate used was 9.98% p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 1,444 (R$ 2,226 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 110 f) Change in the net amount recognized in the balance sheet 09/30/2019 Ohter post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts recognized in income (loss) (1+2+3) 1,327 (1,139) (267) (79) 113 (68) 45 (442) (476) - (56) - (56) - - - - 1 - Cost of current service (56) - - - - - - - (419) 2 - Cost of past service (419) (1) 1,327 (1,083) (267) (23) 113 (68) 45 (23) (1) 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) 116 (8) (108) - 2 4 6 (109) (103) 4 - Effects on asset ceiling - - 9 9 - 4 4 - 13 (2) (3) 117 (11) (117) (11) 2 - 2 (109) (118) 5 - Remeasurements (1) 3 - 2 - - - 6 - Exchange variation - 2 (817) 875 - 58 (78) - (78) Other (7+8+9+10) 17 (3) - - - - - - - - - 7 - Receipt by allocation of funds (875) 875 - - - - - 17 8 - Benefits paid 17 51 - - 51 (78) - (78) - (27) 9 - Contributions and investments from sponsor 7 - - 7 - - - 10 - Contributions from parcipants - 7 19,434 (15,765) (4,039) (370) 1,641 (1,003) 638 (816) (548) Amounts at end of the period 12/31/2018 Ohter post- BD and CV plans CD plans Total employment benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 17,588 (14,491) (3,217) (120) 1,634 (912) 722 (257) 345 1,700 (1,454) (321) (75) 157 (90) 67 (25) (33) Amounts recognized in income (loss) (1+2+3) - (69) - (69) - - - - (69) 1 - Cost of current service - - - - - - - - - 2 - Cost of past service (1) 1,700 (1,385) (321) (6) 157 (90) 67 (25) 36 3 - Net interest Amounts recognized in stockholders´ equity (4+5+6) 580 (688) (126) (234) (102) 63 (39) (19) (292) - - (126) (126) - 63 63 - (63) 4 - Effects on asset ceiling (2) (3) 566 (683) - (117) (102) - (102) (19) (238) 5 - Remeasurements 14 (5) - 9 - - - - 9 6 - Exchange variation Other (7+8+9+10) (1,060) 1,140 - 80 (85) - (85) 19 14 - - - - - - - - - 7 - Receipt by allocation of funds (1,140) 1,140 - - - - - 8 - Benefits paid 19 19 9 - Contributions and investments from sponsor 69 - - 69 (85) - (85) - (16) 11 - - 11 - - - - 11 10 - Contributions from parcipants 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts at end of the period (1) Corresponds to the amount calculated at 01/01/2019 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 9.72% p.a.(at 01/01/2018 the rate used was 9.98% p.a.); (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate; (3) The actual return on assets amounted to R$ 1,444 (R$ 2,226 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 110

g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2019 09/30/2019 12/31/2018 Retirement plan - FIU 47 45 58 Retiremente plan - FUNBEP 10 6 11 Total 57 51 69 h) Maturity profile of defined benefit liabilities (*) 2019 2020 2021 2022 2023 2024 to 2028 Duration Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV retirement plans Other post-employment benefits Present Stockholders´ Stockholders´ Present value Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0.5% (718) - 76 (15) - (15) Decrease by 0.5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (28) (28) - (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 111 g) Defined benefit contribution Estimated Contributions made contribution 01/01 to 01/01 to 2019 09/30/2019 12/31/2018 Retirement plan - FIU 47 45 58 Retiremente plan - FUNBEP 10 6 11 Total 57 51 69 h) Maturity profile of defined benefit liabilities (*) 2019 2020 2021 2022 2023 2024 to 2028 Duration Pension plan - FIU 10.88 799 824 859 894 929 5,184 Pension plan - FUNBEP 10.09 370 387 404 420 435 2,362 Other post-employment benefits 12.02 17 18 19 20 21 127 Total 1,186 1,229 1,282 1,334 1,385 7,673 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests were conducted in actuarial liabilities. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV retirement plans Other post-employment benefits Present Stockholders´ Stockholders´ Present value Main assumptions Income value of Income (*) (*) of liability equity equity liability Interest rate Increase by 0.5% (718) - 76 (15) - (15) Decrease by 0.5% 782 - (250) 17 - 17 Mortality rate Increase by 5% (160) - 45 (6) - (6) Decrease by 5% 167 - (48) 7 - 7 Medical inflation Increase by 1% - - - 33 - 33 Decrease by 1% - - - (28) (28) - (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 111

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assetes, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. · VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 112 Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assetes, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: · PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. · VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. · FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: · Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; · Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts to reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; · Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; · Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 112

· Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Group accident insurance 35.4 34.1 6.5 8.2 Individual accident insurance 18.8 13.2 24.3 18.7 Commercial multiple peril 21.2 21.1 27.8 41.4 Domestic Credit Insurance 0.6 0.7 60.2 149.0 Critical or terminal diseases 26.7 14.1 25.6 21.0 Extended Guarantee 62.2 62.1 5.9 14.9 Credit Life Insurance 23.6 19.7 17.6 19.1 Random Events 23.6 19.4 25.5 20.1 Multiple Peril 46.6 48.4 59.2 51.8 Mortagage Insurance in market policies – Credit Life 20.0 20.4 15.7 14.0 Group life 23.0 13.7 35.3 33.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 113 · Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred. · Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; · Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; · Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; · Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Group accident insurance 35.4 34.1 6.5 8.2 Individual accident insurance 18.8 13.2 24.3 18.7 Commercial multiple peril 21.2 21.1 27.8 41.4 Domestic Credit Insurance 0.6 0.7 60.2 149.0 Critical or terminal diseases 26.7 14.1 25.6 21.0 Extended Guarantee 62.2 62.1 5.9 14.9 Credit Life Insurance 23.6 19.7 17.6 19.1 Random Events 23.6 19.4 25.5 20.1 Multiple Peril 46.6 48.4 59.2 51.8 Mortagage Insurance in market policies – Credit Life 20.0 20.4 15.7 14.0 Group life 23.0 13.7 35.3 33.9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 113

b) Revenues from insurance premiuns and private pension Premiums and contributions Main lines 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Group accident insurance 247 198 636 506 Individual accident 51 60 178 228 Commercial multiple peril 13 15 38 41 Internal Credit 14 23 53 58 Serious or terminal diseases 58 51 163 145 Disability Savings Pension 70 70 202 220 PGBL 448 431 1,387 1,353 Credit Life 237 213 743 641 Income from aleatory events 53 65 179 175 Multiple risks 75 56 209 147 Home Insurance in Market Policies – Credit Life 81 73 237 209 Traditional 24 29 75 80 VGBL 3,391 4,027 8,910 12,929 Group life 255 249 733 725 Other lines 120 130 356 378 Total 5,137 5,690 14,099 17,835 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 114 b) Revenues from insurance premiuns and private pension Premiums and contributions Main lines 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Group accident insurance 247 198 636 506 Individual accident 51 60 178 228 Commercial multiple peril 13 15 38 41 Internal Credit 14 23 53 58 Serious or terminal diseases 58 51 163 145 Disability Savings Pension 70 70 202 220 PGBL 448 431 1,387 1,353 Credit Life 237 213 743 641 Income from aleatory events 53 65 179 175 Multiple risks 75 56 209 147 Home Insurance in Market Policies – Credit Life 81 73 237 209 Traditional 24 29 75 80 VGBL 3,391 4,027 8,910 12,929 Group life 255 249 733 725 Other lines 120 130 356 378 Total 5,137 5,690 14,099 17,835 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 114

c) Technical provisions balances 09/30/2019 12/31/2018 Insurance Private Pension Total Insurance Private Pension Total Unearned premiums (PPNG) 2,381 13 2,394 2,111 13 2,124 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 211 207,510 207,721 195 195,348 195,543 Redemptions and Other Unsettled Amounts (PVR) 13 336 349 12 298 310 Financial surplus (PEF) 2 613 615 2 605 607 Unsettled claims (PSL) 595 50 645 548 43 591 Claims / events incurred but not reported (IBNR) 277 24 301 348 25 373 Related Expenses (PDR) 30 106 136 31 98 129 Others 771 905 1,676 562 948 1,510 Total 4,280 209,557 213,837 3,809 197,378 201,187 d) Change in technical provisions 09/30/2019 12/31/2018 Private Private Insurance Total Insurance Total pension pension Opening balance 3,809 197,378 201,187 3,464 177,768 181,232 (+) Additions arising from premiums / contributions 3,538 10,579 14,117 4,340 19,764 24,104 (-) Risk adjustments (3,076) (203) (3,279) (3,937) (297) (4,234) (-) Payment of claims / benefits (1,003) (418) (1,421) (1,184) (580) (1,764) (+) Reported claims 1,130 - 1,130 1,325 - 1,325 (-) Redemptions - (11,927) (11,927) (1) (13,771) (13,772) (+/-) Net Portability - 1,299 1,299 - 3,758 3,758 (+) Adjustment of reserves and financial surplus 8 12,773 12,781 9 11,622 11,631 (+/-) Others (increase / reversal) (126) 76 (50) (207) (886) (1,093) Closing balance 4,280 209,557 213,837 3,809 197,378 201,187 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 115 c) Technical provisions balances 09/30/2019 12/31/2018 Insurance Private Pension Total Insurance Private Pension Total Unearned premiums (PPNG) 2,381 13 2,394 2,111 13 2,124 Mathematical reserve for benefits to be granted (PMBAC) and benefits granted (PMBC) 211 207,510 207,721 195 195,348 195,543 Redemptions and Other Unsettled Amounts (PVR) 13 336 349 12 298 310 Financial surplus (PEF) 2 613 615 2 605 607 Unsettled claims (PSL) 595 50 645 548 43 591 Claims / events incurred but not reported (IBNR) 277 24 301 348 25 373 Related Expenses (PDR) 30 106 136 31 98 129 Others 771 905 1,676 562 948 1,510 Total 4,280 209,557 213,837 3,809 197,378 201,187 d) Change in technical provisions 09/30/2019 12/31/2018 Private Private Insurance Total Insurance Total pension pension Opening balance 3,809 197,378 201,187 3,464 177,768 181,232 (+) Additions arising from premiums / contributions 3,538 10,579 14,117 4,340 19,764 24,104 (-) Risk adjustments (3,076) (203) (3,279) (3,937) (297) (4,234) (-) Payment of claims / benefits (1,003) (418) (1,421) (1,184) (580) (1,764) (+) Reported claims 1,130 - 1,130 1,325 - 1,325 (-) Redemptions - (11,927) (11,927) (1) (13,771) (13,772) (+/-) Net Portability - 1,299 1,299 - 3,758 3,758 (+) Adjustment of reserves and financial surplus 8 12,773 12,781 9 11,622 11,631 (+/-) Others (increase / reversal) (126) 76 (50) (207) (886) (1,093) Closing balance 4,280 209,557 213,837 3,809 197,378 201,187 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 115

V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 09/30/2019 12/31/2018 Opening Balance 409 253 Increase 881 1,001 Amortization (790) (845) Closing Balance 500 409 Balance to be amortized in up to 12 months 398 334 Balance to be amortized after 12 months 102 75 VI - Table of Claims Development The amounts shown in the tables express the position at 06/30/2019, since the actuarial calculations are made on a half-yearly basis: Provision for unsettled claims (PSL) 565 (-) IBNER 166 (-) Reinsurance 36 (-) Retrocession and other estimates (20) Liability claims presented in the claims development table (a + b) 383 The amount of obligations of the ITAÚ UNIBANCO HOLDING may change at the end of each annual reporting period. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims 06/30/2015 06/30/2016 06/30/2017 06/30/2018 06/30/2019 Total Occurrence date At the end of reporting period 898 950 872 866 1,080 After 1 year 955 1,005 937 992 After 2 years 985 1,024 984 After 3 years 998 1,120 After 4 years 1,033 Current estimate 1,033 1,120 984 992 1,080 Accumulated payments through base date 1,028 1,106 963 976 927 5,000 Liabilities recognized in the balance sheet 5 15 21 16 153 210 Liabilities in relation to prior periods 15 225 Total administratives claims b) Judicial claims 06/30/2015 06/30/2016 06/30/2017 06/30/2018 06/30/2019 Total Occurrence date At the end of reporting period 28 32 24 14 21 After 1 year 41 47 30 34 After 2 years 53 52 55 After 3 years 60 58 After 4 years 66 Current estimate 66 58 55 34 21 Accumulated payments through base date 50 46 44 26 14 180 Liabilities recognized in the balance sheet 15 11 11 8 7 52 Liabilities in relation to prior periods 106 158 Total judicial claims The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 116 V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 09/30/2019 12/31/2018 Opening Balance 409 253 Increase 881 1,001 Amortization (790) (845) Closing Balance 500 409 Balance to be amortized in up to 12 months 398 334 Balance to be amortized after 12 months 102 75 VI - Table of Claims Development The amounts shown in the tables express the position at 06/30/2019, since the actuarial calculations are made on a half-yearly basis: Provision for unsettled claims (PSL) 565 (-) IBNER 166 (-) Reinsurance 36 (-) Retrocession and other estimates (20) Liability claims presented in the claims development table (a + b) 383 The amount of obligations of the ITAÚ UNIBANCO HOLDING may change at the end of each annual reporting period. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims 06/30/2015 06/30/2016 06/30/2017 06/30/2018 06/30/2019 Total Occurrence date At the end of reporting period 898 950 872 866 1,080 After 1 year 955 1,005 937 992 After 2 years 985 1,024 984 After 3 years 998 1,120 After 4 years 1,033 Current estimate 1,033 1,120 984 992 1,080 Accumulated payments through base date 1,028 1,106 963 976 927 5,000 Liabilities recognized in the balance sheet 5 15 21 16 153 210 Liabilities in relation to prior periods 15 225 Total administratives claims b) Judicial claims 06/30/2015 06/30/2016 06/30/2017 06/30/2018 06/30/2019 Total Occurrence date At the end of reporting period 28 32 24 14 21 After 1 year 41 47 30 34 After 2 years 53 52 55 After 3 years 60 58 After 4 years 66 Current estimate 66 58 55 34 21 Accumulated payments through base date 50 46 44 26 14 180 Liabilities recognized in the balance sheet 15 11 11 8 7 52 Liabilities in relation to prior periods 106 158 Total judicial claims The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 116

VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2019 and 2018. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 117 VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in the reporting periods 2019 and 2018. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Biometric tables Biometric tables are instruments to measure the biometric risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 117

Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the carrying values and estimated fair values for financial instruments: 09/30/2019 12/31/2018 Estimated Estimated fair Carrying value Carrying value fair value value Cash and cash equivalents (a) 27,721 27,721 37,159 37,159 Financial assets 1,486,269 1,499,314 1,424,876 1,433,116 Central Bank compulsory deposits (a) 87,133 87,133 94,148 94,148 At Amortized Cost 1,030,419 1,043,464 994,759 1,002,999 Interbank deposits (b) 31,716 31,779 26,420 26,510 Securities purchased under agreements to resell (a) 243,003 243,003 280,136 280,136 Securities (c) 126,887 130,229 110,395 112,171 Loan and Financial Lease (d) 579,208 588,848 536,091 542,465 Other financial assets (e) 82,937 82,937 75,090 75,090 (-) Provision for Expected Loss (33,332) (33,332) (33,373) (33,373) At Fair Value Through Other Comprehensive Income 58,688 58,688 49,323 49,323 Securities (c) 58,688 58,688 49,323 49,323 At Fair Value Through Profit or Loss 310,029 310,029 286,646 286,646 Securities (c) 269,066 269,066 263,180 263,180 Derivatives (c) 40,963 40,963 23,466 23,466 Financial liabilities 1,189,689 1,191,933 1,151,237 1,150,700 At Amortized Cost 1,137,911 1,140,155 1,119,734 1,119,197 Deposits (b) 490,838 490,909 463,424 463,363 Securities sold under repurchase agreements (a) 280,761 280,761 330,237 330,237 Interbank market funds (b) 161,781 161,908 134,670 134,533 Institutional market funds (b) 102,181 104,227 93,974 93,635 Other financial liabilities (e) 102,350 102,350 97,429 97,429 At Fair Value Through Profit or Loss 47,718 47,718 27,711 27,711 Derivatives (c) 47,514 47,514 27,519 27,519 Structured notes 204 204 192 192 Provision for Expected Loss 4,060 4,060 3,792 3,792 Loan Commitments 3,063 3,063 2,601 2,601 Financial Guarantees 997 997 1,191 1,191 Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 79,631 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 1,047 (R$ 1,168 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 118 Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the carrying values and estimated fair values for financial instruments: 09/30/2019 12/31/2018 Estimated Estimated fair Carrying value Carrying value fair value value Cash and cash equivalents (a) 27,721 27,721 37,159 37,159 Financial assets 1,486,269 1,499,314 1,424,876 1,433,116 Central Bank compulsory deposits (a) 87,133 87,133 94,148 94,148 At Amortized Cost 1,030,419 1,043,464 994,759 1,002,999 Interbank deposits (b) 31,716 31,779 26,420 26,510 Securities purchased under agreements to resell (a) 243,003 243,003 280,136 280,136 Securities (c) 126,887 130,229 110,395 112,171 Loan and Financial Lease (d) 579,208 588,848 536,091 542,465 Other financial assets (e) 82,937 82,937 75,090 75,090 (-) Provision for Expected Loss (33,332) (33,332) (33,373) (33,373) At Fair Value Through Other Comprehensive Income 58,688 58,688 49,323 49,323 Securities (c) 58,688 58,688 49,323 49,323 At Fair Value Through Profit or Loss 310,029 310,029 286,646 286,646 Securities (c) 269,066 269,066 263,180 263,180 Derivatives (c) 40,963 40,963 23,466 23,466 Financial liabilities 1,189,689 1,191,933 1,151,237 1,150,700 At Amortized Cost 1,137,911 1,140,155 1,119,734 1,119,197 Deposits (b) 490,838 490,909 463,424 463,363 Securities sold under repurchase agreements (a) 280,761 280,761 330,237 330,237 Interbank market funds (b) 161,781 161,908 134,670 134,533 Institutional market funds (b) 102,181 104,227 93,974 93,635 Other financial liabilities (e) 102,350 102,350 97,429 97,429 At Fair Value Through Profit or Loss 47,718 47,718 27,711 27,711 Derivatives (c) 47,514 47,514 27,519 27,519 Structured notes 204 204 192 192 Provision for Expected Loss 4,060 4,060 3,792 3,792 Loan Commitments 3,063 3,063 2,601 2,601 Financial Guarantees 997 997 1,191 1,191 Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 79,631 (R$ 76,852 at 12/31/2018) with an estimated fair value of R$ 1,047 (R$ 1,168 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 118

The methods and assumptions used to estimate the fair value are defined below: a) Cash and cash equivalents, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. · Options: determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leasses – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 119 The methods and assumptions used to estimate the fair value are defined below: a) Cash and cash equivalents, Central Bank compulsory deposits, Securities purchased under agreements to resell, Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: · Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). · Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. · Options: determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. · Loans: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leasses – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, court deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 119

Level 2: Input that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 120 Level 2: Input that is observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 120

Distribution by level The following table presents the breakdown of fair value hierarchy levels. 09/30/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 225,902 37,997 3,101 267,000 224,872 34,206 2,833 261,911 Financial assets at fair value through profit or loss Investment funds 404 6,279 - 6,683 2,003 2,323 - 4,326 Brazilian government securities 210,239 3,665 - 213,904 213,816 3,242 - 217,058 2,541 - - 2,541 1,517 562 - 2,079 Government securities – other countries Argentina 983 - - 983 1,129 - - 1,129 Chile 461 - - 461 147 155 - 302 Colombia 776 - - 776 - 207 - 207 United States 146 - - 146 117 - - 117 Italy - - - - - 115 - 115 Mexico 50 - - 50 120 - - 120 Paraguay 2 - - 2 - 1 - 1 Uruguay 114 - - 114 - 84 - 84 Other 9 - - 9 4 - - 4 12,718 28,053 3,101 43,872 7,536 28,079 2,833 38,448 Corporate debt securities Negotiable Shares 8,935 2,184 1,048 12,167 6,175 2,003 1,268 9,446 Bank deposit certificates - 875 - 875 1 968 - 969 Real estate receivables certificates 2 - 1,720 1,722 - - 1,411 1,411 Debentures 1,613 4,893 222 6,728 168 4,707 85 4,960 Eurobonds and others 2,167 59 5 2,231 1,192 173 31 1,396 Financial credit bills 1 19,699 10 19,710 - 19,719 5 19,724 Promissory notes - 289 - 289 - 435 - 435 Other - 54 96 150 - 74 33 107 55,803 2,876 9 58,688 30,680 18,643 - 49,323 Financial assets at fair value through other comprehensive income Brazilian government securities 34,882 903 - 35,785 27,038 801 - 27,839 19,409 - - 19,409 2,448 16,324 - 18,772 Government securities – other countries Germany 23 - - 23 22 - - 22 Chile 11,277 - - 11,277 - 7,653 - 7,653 Colombia 2,356 - - 2,356 - 5,505 - 5,505 United States 3,236 - - 3,236 2,425 193 - 2,618 France - - - - - 891 - 891 Italy 148 - - 148 - - - - Panama 21 - - 21 - - - - Paraguay 1,745 - - 1,745 - 1,529 - 1,529 Uruguay 603 - - 603 - 553 - 553 Other - - - - 1 - - 1 1,512 1,973 9 3,494 1,194 1,518 - 2,712 Corporate debt securities Negotiable Shares 154 - - 154 161 - - 161 Bank deposit certificates - 136 - 136 - 1,053 - 1,053 Debentures - 1,322 1 1,323 - 2 - 2 Eurobonds and others 1,358 515 8 1,881 1,033 463 - 1,496 2,066 - - 2,066 1,269 - - 1,269 Financial assets at fair value through profit or loss Brazilian government securities 2,066 - - 2,066 1,269 - - 1,269 - 204 - 204 - 192 - 192 Financial liabilities designated at fair value through profit or loss Structured notes - 204 - 204 - 192 - 192 The following table presents the breakdown of fair value hierarchy levels for our derivative assets and liabilities. 09/30/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 11 40,834 118 40,963 15 23,309 142 23,466 Assets Swap Contract– adjustment receivable - 28,371 48 28,419 - 12,959 90 13,049 Options Contract 1 5,226 70 5,297 - 4,163 52 4,215 Forwards Contract - 2,339 - 2,339 - 1,835 - 1,835 Credit derivatives - financial Institutions - 177 - 177 - 120 - 120 NDF - Non Deliverable Forward - 4,412 - 4,412 - 3,711 - 3,711 Verification of swap - Companies - 15 - 15 - 44 - 44 Other derivative financial instruments 10 294 - 304 15 477 - 492 (14) (47,414) (86) (47,514) (22) (27,471) (26) (27,519) Liabilities Swap Contract – adjustment payable - (35,291) (63) (35,354) - (19,351) (3) (19,354) Options Contract (1) (6,475) (23) (6,499) - (3,906) (23) (3,929) Forwards Contract - (907) - (907) - (470) - (470) Credit derivatives - financial Institutions - (56) - (56) - (140) - (140) NDF - Non Deliverable Forward - (4,298) - (4,298) - (3,384) - (3,384) Verification of swap - Companies - (332) - (332) - (162) - (162) Other derivative financial instruments (13) (55) - (68) (22) (58) - (80) There were no significant transfer between Level 1 and Level 2 during the period as of September 30, 2019. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 121 Distribution by level The following table presents the breakdown of fair value hierarchy levels. 09/30/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 225,902 37,997 3,101 267,000 224,872 34,206 2,833 261,911 Financial assets at fair value through profit or loss Investment funds 404 6,279 - 6,683 2,003 2,323 - 4,326 Brazilian government securities 210,239 3,665 - 213,904 213,816 3,242 - 217,058 2,541 - - 2,541 1,517 562 - 2,079 Government securities – other countries Argentina 983 - - 983 1,129 - - 1,129 Chile 461 - - 461 147 155 - 302 Colombia 776 - - 776 - 207 - 207 United States 146 - - 146 117 - - 117 Italy - - - - - 115 - 115 Mexico 50 - - 50 120 - - 120 Paraguay 2 - - 2 - 1 - 1 Uruguay 114 - - 114 - 84 - 84 Other 9 - - 9 4 - - 4 12,718 28,053 3,101 43,872 7,536 28,079 2,833 38,448 Corporate debt securities Negotiable Shares 8,935 2,184 1,048 12,167 6,175 2,003 1,268 9,446 Bank deposit certificates - 875 - 875 1 968 - 969 Real estate receivables certificates 2 - 1,720 1,722 - - 1,411 1,411 Debentures 1,613 4,893 222 6,728 168 4,707 85 4,960 Eurobonds and others 2,167 59 5 2,231 1,192 173 31 1,396 Financial credit bills 1 19,699 10 19,710 - 19,719 5 19,724 Promissory notes - 289 - 289 - 435 - 435 Other - 54 96 150 - 74 33 107 55,803 2,876 9 58,688 30,680 18,643 - 49,323 Financial assets at fair value through other comprehensive income Brazilian government securities 34,882 903 - 35,785 27,038 801 - 27,839 19,409 - - 19,409 2,448 16,324 - 18,772 Government securities – other countries Germany 23 - - 23 22 - - 22 Chile 11,277 - - 11,277 - 7,653 - 7,653 Colombia 2,356 - - 2,356 - 5,505 - 5,505 United States 3,236 - - 3,236 2,425 193 - 2,618 France - - - - - 891 - 891 Italy 148 - - 148 - - - - Panama 21 - - 21 - - - - Paraguay 1,745 - - 1,745 - 1,529 - 1,529 Uruguay 603 - - 603 - 553 - 553 Other - - - - 1 - - 1 1,512 1,973 9 3,494 1,194 1,518 - 2,712 Corporate debt securities Negotiable Shares 154 - - 154 161 - - 161 Bank deposit certificates - 136 - 136 - 1,053 - 1,053 Debentures - 1,322 1 1,323 - 2 - 2 Eurobonds and others 1,358 515 8 1,881 1,033 463 - 1,496 2,066 - - 2,066 1,269 - - 1,269 Financial assets at fair value through profit or loss Brazilian government securities 2,066 - - 2,066 1,269 - - 1,269 - 204 - 204 - 192 - 192 Financial liabilities designated at fair value through profit or loss Structured notes - 204 - 204 - 192 - 192 The following table presents the breakdown of fair value hierarchy levels for our derivative assets and liabilities. 09/30/2019 12/31/2018 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total 11 40,834 118 40,963 15 23,309 142 23,466 Assets Swap Contract– adjustment receivable - 28,371 48 28,419 - 12,959 90 13,049 Options Contract 1 5,226 70 5,297 - 4,163 52 4,215 Forwards Contract - 2,339 - 2,339 - 1,835 - 1,835 Credit derivatives - financial Institutions - 177 - 177 - 120 - 120 NDF - Non Deliverable Forward - 4,412 - 4,412 - 3,711 - 3,711 Verification of swap - Companies - 15 - 15 - 44 - 44 Other derivative financial instruments 10 294 - 304 15 477 - 492 (14) (47,414) (86) (47,514) (22) (27,471) (26) (27,519) Liabilities Swap Contract – adjustment payable - (35,291) (63) (35,354) - (19,351) (3) (19,354) Options Contract (1) (6,475) (23) (6,499) - (3,906) (23) (3,929) Forwards Contract - (907) - (907) - (470) - (470) Credit derivatives - financial Institutions - (56) - (56) - (140) - (140) NDF - Non Deliverable Forward - (4,298) - (4,298) - (3,384) - (3,384) Verification of swap - Companies - (332) - (332) - (162) - (162) Other derivative financial instruments (13) (55) - (68) (22) (58) - (80) There were no significant transfer between Level 1 and Level 2 during the period as of September 30, 2019. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 121

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, inputs from the service provider are analyzed so as to understand their nature. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 41,077 in financial instruments classified as Level 2, on September 30, 2019, a pricing service or brokers were used to price securities to the value of R$ 6,789, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. · Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 122 Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, inputs from the service provider are analyzed so as to understand their nature. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. Of the total of R$ 41,077 in financial instruments classified as Level 2, on September 30, 2019, a pricing service or brokers were used to price securities to the value of R$ 6,789, substantially represented by: · Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. · Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 122

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 09/30/2019 income comprehensive income 2,833 (557) - 1,130 (724) 419 3,101 (550) Financial assets designated at fair value Corporate securities 2,833 (557) - 1,130 (724) 419 3,101 (550) Negotiable shares 1,268 (220) - - - - 1,048 (620) Real estate receivables certificates 1,411 (191) - 503 (3) - 1,720 66 Debentures 85 (144) - 53 (111) 339 222 1 Eurobonds and others 31 (5) - 2 (51) 28 5 - Financial credit bills 5 - - - 5 - - 10 Other 33 3 - 567 (559) 52 96 3 Available-for-sale financial assets - 35 (38) 50 (68) 30 9 (3) Corporate securities - 35 (38) 50 (68) 30 9 (3) Debentures - (2) 7 50 (54) - 1 - Eurobonds and others - 37 (45) - (14) 30 8 (3) Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 09/30/2019 income comprehensive income 142 (12) - 185 (118) (79) 118 36 Derivatives - assets Swap Contract– adjustment receivable 90 37 - - - (79) 48 47 Options Contract 52 (49) - 185 (118) - 70 (11) Derivatives - liabilities (26) (44) - (130) 141 (27) (86) (20) Swap Contract – adjustment payable (3) (58) - (10) 35 (27) (63) (41) Options Contract (23) 14 - (120) 106 - (23) 21 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income Financial assets designated at fair value 3,947 (377) - 90 (353) (474) 2,833 (618) through profit or loss Brazilian government securities 1 (1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Negotiable shares 2,019 34 - - (203) (582) 1,268 (442) Real estate receivables certificates 1,795 (359) - 57 (89) 7 1,411 19 Debentures 122 (41) - - (53) 57 85 (196) Eurobonds and others - 2 - 20 (2) 11 31 - Financial credit bills - - - - - 5 5 - Other 10 (12) - 13 (6) 28 33 1 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income Derivatives - Assets 436 (3) - 205 (254) (242) 142 61 Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 - 205 (223) 2 52 - Other derivative financial instruments 1 - - - (1) - - - Derivatives - Liabilities (103) 40 - (148) 141 44 (26) 6 Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 123 Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 09/30/2019 income comprehensive income 2,833 (557) - 1,130 (724) 419 3,101 (550) Financial assets designated at fair value Corporate securities 2,833 (557) - 1,130 (724) 419 3,101 (550) Negotiable shares 1,268 (220) - - - - 1,048 (620) Real estate receivables certificates 1,411 (191) - 503 (3) - 1,720 66 Debentures 85 (144) - 53 (111) 339 222 1 Eurobonds and others 31 (5) - 2 (51) 28 5 - Financial credit bills 5 - - - 5 - - 10 Other 33 3 - 567 (559) 52 96 3 Available-for-sale financial assets - 35 (38) 50 (68) 30 9 (3) Corporate securities - 35 (38) 50 (68) 30 9 (3) Debentures - (2) 7 50 (54) - 1 - Eurobonds and others - 37 (45) - (14) 30 8 (3) Total gains or losses (realized / unrealized) Transfers in Fair value Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of at 12/31/2018 (Unrealized) Recognized in other Level 09/30/2019 income comprehensive income 142 (12) - 185 (118) (79) 118 36 Derivatives - assets Swap Contract– adjustment receivable 90 37 - - - (79) 48 47 Options Contract 52 (49) - 185 (118) - 70 (11) Derivatives - liabilities (26) (44) - (130) 141 (27) (86) (20) Swap Contract – adjustment payable (3) (58) - (10) 35 (27) (63) (41) Options Contract (23) 14 - (120) 106 - (23) 21 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income Financial assets designated at fair value 3,947 (377) - 90 (353) (474) 2,833 (618) through profit or loss Brazilian government securities 1 (1) - - - - - - Corporate securities 3,946 (376) - 90 (353) (474) 2,833 (618) Negotiable shares 2,019 34 - - (203) (582) 1,268 (442) Real estate receivables certificates 1,795 (359) - 57 (89) 7 1,411 19 Debentures 122 (41) - - (53) 57 85 (196) Eurobonds and others - 2 - 20 (2) 11 31 - Financial credit bills - - - - - 5 5 - Other 10 (12) - 13 (6) 28 33 1 Total gains or losses (realized / unrealized) Transfers in Fair value at Fair value at Total Gains or Losses Recognized in Purchases Settlements and / or out of 12/31/2017 12/31/2018 (Unrealized) Recognized in other Level income comprehensive income Derivatives - Assets 436 (3) - 205 (254) (242) 142 61 Swap Contract– adjustment receivable 369 (5) - - (30) (244) 90 61 Options Contract 66 2 - 205 (223) 2 52 - Other derivative financial instruments 1 - - - (1) - - - Derivatives - Liabilities (103) 40 - (148) 141 44 (26) 6 Swap Contract – adjustment payable (102) (37) - - 92 44 (3) (3) Options Contract (1) 77 - (148) 49 - (23) 9 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 123

Sensitivity analyses of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for non-linear assets: Sensitivity – Level 3 Operations 09/30/2019 09/30/2018 12/31/2018 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Income Income equity equity I (1.1) (0.0) (0.7) (1.20) Interest rates II (27.4) (0.2) (18.5) (29.30) III (54.3) (0.4) (37.1) (57.80) (52.5) - (53.2) - I Shares II (105.0) - (106.4) - I (55.2) - (19.9) - Nonlinear II (98.4) - (35.2) - The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to prices of currencies, commodities and share indices, both up and down, taking the largest losses resulting in each scenario. Non linear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 124 Sensitivity analyses of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for non-linear assets: Sensitivity – Level 3 Operations 09/30/2019 09/30/2018 12/31/2018 Impact Impact Market risk factor groups Scenarios Stockholders' Stockholders' Income Income equity equity I (1.1) (0.0) (0.7) (1.20) Interest rates II (27.4) (0.2) (18.5) (29.30) III (54.3) (0.4) (37.1) (57.80) (52.5) - (53.2) - I Shares II (105.0) - (106.4) - I (55.2) - (19.9) - Nonlinear II (98.4) - (35.2) - The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to prices of currencies, commodities and share indices, both up and down, taking the largest losses resulting in each scenario. Non linear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 124

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 125 I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plants implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. The agreement was approved on March 1, 2018, at a Plenary Session on the Federal Supreme Court (STF), with the legal actions accordingly being cancelled. Savers have 24 months from May 22, 2018 to accept the settlement. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 125

Below are the changes in civil, labor and other risks provisions: 01/01 to 09/30/2019 Other Civil Labor Total risks Opening balance 4,426 6,821 573 11,820 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Adjustment / Interest (Note 23) 95 381 - 476 Changes in the period reflected in income (Note 23) 341 2,356 (74) 2,623 (*) 683 2,461 74 3,218 Increase Reversal (342) (105) (148) (595) Payment (1,193) (1,629) - (2,822) Subtotal 3,443 6,972 499 10,914 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 227 985 - 1,212 Closing balance 3,670 7,957 499 12,126 Current 1,632 2,530 499 4,661 Non-current 2,038 5,427 - 7,465 (*) Includes the effects of the Voluntary Severance Program. 01/01 to 09/30/2018 Other Civil Labor Total risks Opening balance 5,300 7,283 150 12,733 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (243) (998) - (1,241) Subtotal 5,057 6,285 150 11,492 Adjustment / Interest (Note 23) 110 352 - 462 Changes in the period reflected in income (Note 23) 228 1,345 247 1,820 Increase 581 1,480 247 2,308 Reversal (353) (135) - (488) Payment (914) (2,016) - (2,930) Subtotal 4,481 5,966 397 10,844 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 221 971 - 1,192 Closing balance 4,702 6,937 397 12,036 Current 1,304 2,989 397 4,690 Non-current 3,398 3,948 - 7,346 IV- Tax proceedings and legal obligations Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the changes in the provisions: 01/01 to 01/01 to 09/30/2019 09/30/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (68) (66) Subtotal 6,725 6,937 (*) Adjustment / Interest 307 276 Changes in the period reflected in income (40) (51) (*) Increase 232 308 (*) Reversal (272) (359) Payment (119) (295) Subtotal 6,873 6,867 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 69 68 Closing balance 6,942 6,935 Current 28 187 Non-current 6,914 6,748 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 126 Below are the changes in civil, labor and other risks provisions: 01/01 to 09/30/2019 Other Civil Labor Total risks Opening balance 4,426 6,821 573 11,820 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Adjustment / Interest (Note 23) 95 381 - 476 Changes in the period reflected in income (Note 23) 341 2,356 (74) 2,623 (*) 683 2,461 74 3,218 Increase Reversal (342) (105) (148) (595) Payment (1,193) (1,629) - (2,822) Subtotal 3,443 6,972 499 10,914 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 227 985 - 1,212 Closing balance 3,670 7,957 499 12,126 Current 1,632 2,530 499 4,661 Non-current 2,038 5,427 - 7,465 (*) Includes the effects of the Voluntary Severance Program. 01/01 to 09/30/2018 Other Civil Labor Total risks Opening balance 5,300 7,283 150 12,733 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (243) (998) - (1,241) Subtotal 5,057 6,285 150 11,492 Adjustment / Interest (Note 23) 110 352 - 462 Changes in the period reflected in income (Note 23) 228 1,345 247 1,820 Increase 581 1,480 247 2,308 Reversal (353) (135) - (488) Payment (914) (2,016) - (2,930) Subtotal 4,481 5,966 397 10,844 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 221 971 - 1,192 Closing balance 4,702 6,937 397 12,036 Current 1,304 2,989 397 4,690 Non-current 3,398 3,948 - 7,346 IV- Tax proceedings and legal obligations Provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The table below shows the changes in the provisions: 01/01 to 01/01 to 09/30/2019 09/30/2018 Opening balance 6,793 7,003 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (68) (66) Subtotal 6,725 6,937 (*) Adjustment / Interest 307 276 Changes in the period reflected in income (40) (51) (*) Increase 232 308 (*) Reversal (272) (359) Payment (119) (295) Subtotal 6,873 6,867 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 69 68 Closing balance 6,942 6,935 Current 28 187 Non-current 6,914 6,748 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 126

The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,378: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,368; · INSS – Non-compensatory amounts – R$ 675: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 642: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 607. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,241 (R$ 3,879 at December 31, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 213 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 26,732, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 5,840: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,074: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,253: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,991: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,807: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,159: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · ISS – Banking Institutions – R$ 1,028: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 677 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 127 The main discussions related to Tax and Tax Lawsuits and Legal Obligations are described below: · CSLL – Isonomy – R$ 1,378: discussing the lack of constitutional support for the increase, established by Law 11,727/08, in the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the court deposit is R$ 1,368; · INSS – Non-compensatory amounts – R$ 675: the non-levy of social security contribution on amounts paid as profit sharing is defended; · PIS and COFINS – Calculation basis – R$ 642: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the court deposit is R$ 607. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,241 (R$ 3,879 at December 31, 2018), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 213 (R$ 177 at December 31, 2018). II - Tax proceedings The tax proceedings of possible loss totaled R$ 26,732, and the main cases are described below: · INSS – Non-compensatory amounts – R$ 5,840: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options; · IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,074: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies; · IRPJ and CSLL – Goodwill – Deduction – R$ 3,253: the deductibility of goodwill for future expected profitability on the acquisition of investments; · PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,991: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations; · IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,807: cases in which the liquidity and the certainty of credits offset are discussed; · IRPJ and CSLL – Disallowance of Losses – R$ 1,159: discussion on the calculation of income tax (IRPJ) and/or social contribution (CSLL) credits used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision; · ISS – Banking Institutions – R$ 1,028: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68; · IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 677 – Assessments to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses on receipt of credits. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 127

d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 1,004 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 09/30/2019 12/31/2018 Civil Labor Tax (*) Total Total Deposits in guarantee (Note 18a) 1,509 2,511 10,553 14,573 13,534 Quotas 639 465 256 1,360 2,169 Surety 60 62 2,752 2,874 1,880 Insurance bond 1,663 800 11,676 14,139 12,103 Guarantee by government securities 40 - 335 375 539 Total 3,911 3,838 25,572 33,321 30,225 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 128 d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 1,004 (R$ 999 at December 31, 2018) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 09/30/2019 12/31/2018 Civil Labor Tax (*) Total Total Deposits in guarantee (Note 18a) 1,509 2,511 10,553 14,573 13,534 Quotas 639 465 256 1,360 2,169 Surety 60 62 2,752 2,874 1,880 Insurance bond 1,663 800 11,676 14,139 12,103 Guarantee by government securities 40 - 335 375 539 Total 3,911 3,838 25,572 33,321 30,225 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 128

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. · Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 129 Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below: · Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. · Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. · Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. · Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Banking product: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 129

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: · Requirements for impairment testing of financial assets are based on the expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; · Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 130 Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and capitalization, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non- Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: · Requirements for impairment testing of financial assets are based on the expected loan losses model; · Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9; · Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9; · Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted; · Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 130

b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From July 1 to September 30, 2019 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 20,215 7,580 2,462 30,257 (3,623) 26,634 (1) Net interest 12,130 4,661 2,279 19,070 (3,979) 15,091 Revenue from services 6,308 2,804 155 9,267 535 9,802 Income related to insurance and private pension operations before claim and selling expenses 1,777 115 28 1,920 (781) 1,139 Other revenues - - - - 602 602 Cost of Credit (4,238) (258) - (4,496) 227 (4,269) Claims (321) (17) - (338) (1) (339) Operating margin 15,656 7,305 2,462 25,423 (3,397) 22,026 Other operating income / (expenses) (10,541) (3,858) (174) (14,573) (3,158) (17,731) (2) Non-interest expenses (9,259) (3,490) (53) (12,802) (3,687) (16,489) Tax expenses for ISS, PIS and COFINS and other (1,282) (368) (121) (1,771) 213 (1,558) Share of profit or (loss) in associates and joint ventures - - - - 316 316 Net income before income tax and social contribution 5,115 3,447 2,288 10,850 (6,555) 4,295 Income tax and social contribution (1,768) (1,055) (692) (3,515) 4,725 1,210 Non-controlling interest in subsidiaries (37) (130) (12) (179) (161) (340) Net income 3,310 2,262 1,584 7,156 (1,991) 5,165 Total assets (*) - 09/30/2019 1,061,424 691,725 151,114 1,738,339 (124,392) 1,613,947 Total liabilities - 09/30/2019 1,019,811 633,944 111,977 1,599,808 (129,723) 1,470,085 (*) Includes: Investments in associates and joint ventures 1,832 - 11,332 13,164 (531) 12,633 Fixed assets, net 5,427 960 - 6,387 836 7,223 Goodwill and Intangible assets, net 6,453 8,134 - 14,587 5,239 19,826 (1) Includes interest and similar income, expenses and dividend of R$ 14,580, net gains (loss) on investment securities and derivatives of R$ (276) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 787. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,150). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 131 b) Consolidated Statement of Managerial Result ITAÚ UNIBANCO HOLDING S.A. From July 1 to September 30, 2019 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 20,215 7,580 2,462 30,257 (3,623) 26,634 (1) Net interest 12,130 4,661 2,279 19,070 (3,979) 15,091 Revenue from services 6,308 2,804 155 9,267 535 9,802 Income related to insurance and private pension operations before claim and selling expenses 1,777 115 28 1,920 (781) 1,139 Other revenues - - - - 602 602 Cost of Credit (4,238) (258) - (4,496) 227 (4,269) Claims (321) (17) - (338) (1) (339) Operating margin 15,656 7,305 2,462 25,423 (3,397) 22,026 Other operating income / (expenses) (10,541) (3,858) (174) (14,573) (3,158) (17,731) (2) Non-interest expenses (9,259) (3,490) (53) (12,802) (3,687) (16,489) Tax expenses for ISS, PIS and COFINS and other (1,282) (368) (121) (1,771) 213 (1,558) Share of profit or (loss) in associates and joint ventures - - - - 316 316 Net income before income tax and social contribution 5,115 3,447 2,288 10,850 (6,555) 4,295 Income tax and social contribution (1,768) (1,055) (692) (3,515) 4,725 1,210 Non-controlling interest in subsidiaries (37) (130) (12) (179) (161) (340) Net income 3,310 2,262 1,584 7,156 (1,991) 5,165 Total assets (*) - 09/30/2019 1,061,424 691,725 151,114 1,738,339 (124,392) 1,613,947 Total liabilities - 09/30/2019 1,019,811 633,944 111,977 1,599,808 (129,723) 1,470,085 (*) Includes: Investments in associates and joint ventures 1,832 - 11,332 13,164 (531) 12,633 Fixed assets, net 5,427 960 - 6,387 836 7,223 Goodwill and Intangible assets, net 6,453 8,134 - 14,587 5,239 19,826 (1) Includes interest and similar income, expenses and dividend of R$ 14,580, net gains (loss) on investment securities and derivatives of R$ (276) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 787. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,150). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 131

ITAÚ UNIBANCO HOLDING S.A. From July 1 to September 30, 2018 Activities with Retail Wholesale ITAÚ (3) the Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 18,042 7,386 2,471 27,899 (1,002) 26,897 (1) Interest margin 10,207 4,817 2,385 17,409 (1,331) 16,078 Revenue from services 6,243 2,342 47 8,632 556 9,188 Income related to insurance and private pension operations before claim and selling expenses 1,592 227 39 1,858 (804) 1,054 Other revenues - - - - 577 577 Cost of Credit (3,297) 34 - (3,263) 2,060 (1,203) Claims (301) (18) - (319) (1) (320) Operating margin 14,444 7,402 2,471 24,317 1,057 25,374 Other operating income / (expenses) (10,175) (3,867) (244) (14,286) (2,796) (17,082) (2) Non-interest expenses (9,014) (3,528) (122) (12,664) (2,944) (15,608) Tax expenses for ISS, PIS and COFINS and Other (1,161) (339) (122) (1,622) (32) (1,654) Share of profit or (loss) in associates and joint ventures - - - - 180 180 Net income before income tax and social contribution 4,269 3,535 2,227 10,031 (1,739) 8,292 Income tax and social contribution (1,632) (1,017) (773) (3,422) 1,461 (1,961) Non-controlling interest in subsidiaries (39) (108) (8) (155) (51) (206) Net income 2,598 2,410 1,446 6,454 (329) 6,125 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income,expenses and dividend of R$ 17,189 , net gains (loss) on investment securities and derivatives of R$ (711) and results from foreign exchange operations and exchange variation of transactions abroad of R$ (400). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (853). (3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 132 ITAÚ UNIBANCO HOLDING S.A. From July 1 to September 30, 2018 Activities with Retail Wholesale ITAÚ (3) the Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 18,042 7,386 2,471 27,899 (1,002) 26,897 (1) Interest margin 10,207 4,817 2,385 17,409 (1,331) 16,078 Revenue from services 6,243 2,342 47 8,632 556 9,188 Income related to insurance and private pension operations before claim and selling expenses 1,592 227 39 1,858 (804) 1,054 Other revenues - - - - 577 577 Cost of Credit (3,297) 34 - (3,263) 2,060 (1,203) Claims (301) (18) - (319) (1) (320) Operating margin 14,444 7,402 2,471 24,317 1,057 25,374 Other operating income / (expenses) (10,175) (3,867) (244) (14,286) (2,796) (17,082) (2) Non-interest expenses (9,014) (3,528) (122) (12,664) (2,944) (15,608) Tax expenses for ISS, PIS and COFINS and Other (1,161) (339) (122) (1,622) (32) (1,654) Share of profit or (loss) in associates and joint ventures - - - - 180 180 Net income before income tax and social contribution 4,269 3,535 2,227 10,031 (1,739) 8,292 Income tax and social contribution (1,632) (1,017) (773) (3,422) 1,461 (1,961) Non-controlling interest in subsidiaries (39) (108) (8) (155) (51) (206) Net income 2,598 2,410 1,446 6,454 (329) 6,125 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income,expenses and dividend of R$ 17,189 , net gains (loss) on investment securities and derivatives of R$ (711) and results from foreign exchange operations and exchange variation of transactions abroad of R$ (400). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (853). (3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 132

ITAÚ UNIBANCO HOLDING S.A. From January 1 to September 30, 2019 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 58,262 22,199 7,496 87,957 (4,274) 83,683 (1) Interest margin 34,312 13,992 6,887 55,191 (4,598) 50,593 Banking service fees 18,744 7,835 372 26,951 1,411 28,362 Income related to insurance and private pension operations before claim and selling expenses 5,206 372 237 5,815 (2,610) 3,205 Other revenues - - - - 1,523 1,523 Cost of Credit (11,842) (501) - (12,343) 1,482 (10,861) Claims (891) (44) - (935) (31) (966) Operating margin 45,529 21,654 7,496 74,679 (2,823) 71,856 Other operating income / (expenses) (30,732) (11,310) (805) (42,847) (5,585) (48,432) (2) Non-interest expenses (27,033) (10,269) (336) (37,638) (6,363) (44,001) Tax expenses for ISS, PIS and COFINS and Other (3,699) (1,041) (469) (5,209) (115) (5,324) Share of profit or (loss) in associates and joint ventures - - - - 893 893 Net income before income tax and social contribution 14,797 10,344 6,691 31,832 (8,408) 23,424 Income tax and social contribution (5,063) (3,068) (1,981) (10,112) 5,786 (4,326) Non-controlling interest in subsidiaries (151) (467) (35) (653) (6) (659) Net income 9,583 6,809 4,675 21,067 (2,628) 18,439 Total assets (*) - 09/30/2019 1,061,424 691,725 151,114 1,738,339 (124,392) 1,613,947 Total liabilities - 09/30/2019 1,019,811 633,944 111,977 1,599,808 (129,723) 1,470,085 (*) Includes: Investments in associates and joint ventures 1,832 - 11,332 13,164 (531) 12,633 Fixed assets, net 5,427 960 - 6,387 836 7,223 Goodwill and Intangible assets, net 6,453 8,134 - 14,587 5,239 19,826 (1) Includes interest and similar income, expenses and dividend of R$ 45,395, net gains (loss) on investment securities and derivatives of R$ 2,952 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,246. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,411). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 133 ITAÚ UNIBANCO HOLDING S.A. From January 1 to September 30, 2019 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 58,262 22,199 7,496 87,957 (4,274) 83,683 (1) Interest margin 34,312 13,992 6,887 55,191 (4,598) 50,593 Banking service fees 18,744 7,835 372 26,951 1,411 28,362 Income related to insurance and private pension operations before claim and selling expenses 5,206 372 237 5,815 (2,610) 3,205 Other revenues - - - - 1,523 1,523 Cost of Credit (11,842) (501) - (12,343) 1,482 (10,861) Claims (891) (44) - (935) (31) (966) Operating margin 45,529 21,654 7,496 74,679 (2,823) 71,856 Other operating income / (expenses) (30,732) (11,310) (805) (42,847) (5,585) (48,432) (2) Non-interest expenses (27,033) (10,269) (336) (37,638) (6,363) (44,001) Tax expenses for ISS, PIS and COFINS and Other (3,699) (1,041) (469) (5,209) (115) (5,324) Share of profit or (loss) in associates and joint ventures - - - - 893 893 Net income before income tax and social contribution 14,797 10,344 6,691 31,832 (8,408) 23,424 Income tax and social contribution (5,063) (3,068) (1,981) (10,112) 5,786 (4,326) Non-controlling interest in subsidiaries (151) (467) (35) (653) (6) (659) Net income 9,583 6,809 4,675 21,067 (2,628) 18,439 Total assets (*) - 09/30/2019 1,061,424 691,725 151,114 1,738,339 (124,392) 1,613,947 Total liabilities - 09/30/2019 1,019,811 633,944 111,977 1,599,808 (129,723) 1,470,085 (*) Includes: Investments in associates and joint ventures 1,832 - 11,332 13,164 (531) 12,633 Fixed assets, net 5,427 960 - 6,387 836 7,223 Goodwill and Intangible assets, net 6,453 8,134 - 14,587 5,239 19,826 (1) Includes interest and similar income, expenses and dividend of R$ 45,395, net gains (loss) on investment securities and derivatives of R$ 2,952 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 2,246. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (3,411). (3) The IFRS consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 133

ITAÚ UNIBANCO HOLDING S.A. From January 1 to September 30, 2018 Activities with the Retail Wholesale ITAÚ IFRS Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Banking product 53,846 21,662 7,837 83,345 (7,863) 75,482 (1) Interest margin 29,995 14,070 7,638 51,703 (7,752) 43,951 Banking service fees 18,713 7,085 88 25,886 1,282 27,168 Income related to insurance and private pension operations before claim and selling expenses 5,138 507 111 5,756 (2,673) 3,083 Other revenues - - - - 1,280 1,280 Cost of Credit (9,188) (1,463) - (10,651) 2,921 (7,730) Claims (878) (56) - (934) - (934) Operating margin 43,780 20,143 7,837 71,760 (4,942) 66,818 Other operating income / (expenses) (29,713) (11,277) (612) (41,602) (4,986) (46,588) (2) Non-interest expenses (26,177) (10,275) (186) (36,638) (5,834) (42,472) Tax expenses for ISS, PIS and COFINS and Other (3,536) (1,002) (426) (4,964) 378 (4,586) Share of profit or (loss) in associates and joint ventures - - - - 470 470 Net income before income tax and social contribution 14,067 8,866 7,225 30,158 (9,928) 20,230 Income tax and social contribution (5,301) (2,601) (2,477) (10,379) 8,931 (1,448) Non-controlling interest in subsidiaries (127) (373) (24) (524) (4) (528) Net income 8,639 5,892 4,724 19,255 (1,001) 18,254 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income,expenses and dividend of R$ 49,518, net gains (loss) on investment securities and derivatives of R$ (6,613) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,046. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,475). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 134 ITAÚ UNIBANCO HOLDING S.A. From January 1 to September 30, 2018 Activities with the Retail Wholesale ITAÚ IFRS Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Banking product 53,846 21,662 7,837 83,345 (7,863) 75,482 (1) Interest margin 29,995 14,070 7,638 51,703 (7,752) 43,951 Banking service fees 18,713 7,085 88 25,886 1,282 27,168 Income related to insurance and private pension operations before claim and selling expenses 5,138 507 111 5,756 (2,673) 3,083 Other revenues - - - - 1,280 1,280 Cost of Credit (9,188) (1,463) - (10,651) 2,921 (7,730) Claims (878) (56) - (934) - (934) Operating margin 43,780 20,143 7,837 71,760 (4,942) 66,818 Other operating income / (expenses) (29,713) (11,277) (612) (41,602) (4,986) (46,588) (2) Non-interest expenses (26,177) (10,275) (186) (36,638) (5,834) (42,472) Tax expenses for ISS, PIS and COFINS and Other (3,536) (1,002) (426) (4,964) 378 (4,586) Share of profit or (loss) in associates and joint ventures - - - - 470 470 Net income before income tax and social contribution 14,067 8,866 7,225 30,158 (9,928) 20,230 Income tax and social contribution (5,301) (2,601) (2,477) (10,379) 8,931 (1,448) Non-controlling interest in subsidiaries (127) (373) (24) (524) (4) (528) Net income 8,639 5,892 4,724 19,255 (1,001) 18,254 Total assets (*) - 12/31/2018 1,042,145 655,393 142,853 1,649,613 (96,816) 1,552,797 Total liabilities - 12/31/2018 1,005,194 597,528 93,546 1,505,490 (103,159) 1,402,331 (*) Includes: Investments in associates and joint ventures 1,220 - 11,438 12,658 (639) 12,019 Fixed assets, net 5,526 879 - 6,405 897 7,302 Goodwill and Intangible assets, net 6,845 8,178 - 15,023 4,306 19,329 (1) Includes interest and similar income,expenses and dividend of R$ 49,518, net gains (loss) on investment securities and derivatives of R$ (6,613) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,046. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,475). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 134

c) Result of Non-Current Assets and Main Services and Products by Geographic Region 09/30/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Non-current assets 14,413 12,636 27,049 15,435 11,196 26,631 01/01 to 09/30/2019 01/01 to 09/30/2018 Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 91,669 20,891 112,560 74,810 19,938 94,748 Income related to insurance and private pension operations before claim and selling expenses 3,107 98 3,205 2,966 117 3,083 Banking service fees 25,644 2,718 28,362 24,518 2,650 27,168 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed- end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 135 c) Result of Non-Current Assets and Main Services and Products by Geographic Region 09/30/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Non-current assets 14,413 12,636 27,049 15,435 11,196 26,631 01/01 to 09/30/2019 01/01 to 09/30/2018 Brazil Abroad Total Brazil Abroad Total (1) (2) Income related to financial operations 91,669 20,891 112,560 74,810 19,938 94,748 Income related to insurance and private pension operations before claim and selling expenses 3,107 98 3,205 2,966 117 3,083 Banking service fees 25,644 2,718 28,362 24,518 2,650 27,168 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: · Itaú Unibanco Participações S.A. (IUPAR), Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING; · The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa (1) Empreendimentos S.A. and Alpargatas S.A.; · Investments in associates and joint ventures, the main ones being Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A., IRB-Brasil Resseguros S.A. and XP Investimentos S.A.; · Itaú Unibanco Foundation – Supplementary Pensions and FUNBEP – Multisponsored Pension Fund, closed- end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees; · Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: (2) Itaú para Educação e Cultura Foundation – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. (3) Itaú Cultural Institute – promotes and disseminates Brazilian culture in the country and abroad. Unibanco Institute – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Unibanco de Cinema Institute – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Itaú Viver Mais Association – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 135

· Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. (1) Entity merged into Itaúsa Investimentos Itaú S.A.. (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute. (3) Entity merged into Itaú para Educação e Cultura Foundation. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 12/31/2018 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Short-term Interbank investments 805 - 18 - 18 - Other 5.40% 805 - 18 - 18 - Loans 96 144 1 2 5 8 Alpargatas S.A. 2.35% a 6% / 2% 33 49 - (4) 1 2 CDI 113% CDI Other 63 95 1 6 4 6 Deposits - (70) - (1) (1) (1) Olímpia Promoção e Serviços S.A. - - - (1) (1) (1) Other - (70) - - - - Deposits received under securities repurchase agreements (373) (29) (5) (1) (11) (2) 76% a 97.5% CDI Duratex S.A. (21) (19) (1) - (2) (1) 75% a 96% CDI / Other (352) (10) (4) (1) (9) (1) 5.2% a 5.4% Amounts receivable from (payable to) related companies / Revenues from (131) (126) 15 14 (4) 37 banking services and general and administritative (expenses) ConectCar Soluções de Mobilidade Eletrônica S.A. (33) (34) 4 2 4 3 Itaú Unibanco Foundation - Supplementary Pensions (102) (98) 5 12 32 37 Itaúsa Investimentos Itaú S.A. 1 - 4 2 (29) 5 Olímpia Promoção e Serviços S.A. (1) (3) (6) (6) (20) (18) Other 4 9 8 4 9 10 Rent revenues (expenses) - - (8) (8) (31) (34) Itaú Unibanco Foundation - Supplementary Pensions - - (7) (6) (25) (27) Other - - (1) (2) (6) (7) Donation expenses - - - (30) (35) (93) Itaú para Educação e Cultura Foundation - - - (30) (35) (93) Sponsorship expenses (7) - (1) (12) (1) (32) Itaú Cubo Coworking Association (7) - - (12) - (31) Itaú Viver Mais Association - - (1) - (1) (1) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Fees (119) (111) (395) (369) Profit sharing (93) (76) (266) (181) (1) (2) (5) (7) Post-employment benefits Share-based payment plan (52) (56) (185) (158) (265) (245) (851) (715) Total Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 136 · Itaú Cubo Coworking Association – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. (1) Entity merged into Itaúsa Investimentos Itaú S.A.. (2) New legal name of Itaú Social Foundation after merger of Itaú Cultural Institute. (3) Entity merged into Itaú para Educação e Cultura Foundation. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenue / (Expenses) Annual rate 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 12/31/2018 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Short-term Interbank investments 805 - 18 - 18 - Other 5.40% 805 - 18 - 18 - Loans 96 144 1 2 5 8 Alpargatas S.A. 2.35% a 6% / 2% 33 49 - (4) 1 2 CDI 113% CDI Other 63 95 1 6 4 6 Deposits - (70) - (1) (1) (1) Olímpia Promoção e Serviços S.A. - - - (1) (1) (1) Other - (70) - - - - Deposits received under securities repurchase agreements (373) (29) (5) (1) (11) (2) 76% a 97.5% CDI Duratex S.A. (21) (19) (1) - (2) (1) 75% a 96% CDI / Other (352) (10) (4) (1) (9) (1) 5.2% a 5.4% Amounts receivable from (payable to) related companies / Revenues from (131) (126) 15 14 (4) 37 banking services and general and administritative (expenses) ConectCar Soluções de Mobilidade Eletrônica S.A. (33) (34) 4 2 4 3 Itaú Unibanco Foundation - Supplementary Pensions (102) (98) 5 12 32 37 Itaúsa Investimentos Itaú S.A. 1 - 4 2 (29) 5 Olímpia Promoção e Serviços S.A. (1) (3) (6) (6) (20) (18) Other 4 9 8 4 9 10 Rent revenues (expenses) - - (8) (8) (31) (34) Itaú Unibanco Foundation - Supplementary Pensions - - (7) (6) (25) (27) Other - - (1) (2) (6) (7) Donation expenses - - - (30) (35) (93) Itaú para Educação e Cultura Foundation - - - (30) (35) (93) Sponsorship expenses (7) - (1) (12) (1) (32) Itaú Cubo Coworking Association (7) - - (12) - (31) Itaú Viver Mais Association - - (1) - (1) (1) b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 07/01 to 07/01 to 01/01 to 01/01 to 09/30/2019 09/30/2018 09/30/2019 09/30/2018 Fees (119) (111) (395) (369) Profit sharing (93) (76) (266) (181) (1) (2) (5) (7) Post-employment benefits Share-based payment plan (52) (56) (185) (158) (265) (245) (851) (715) Total Total amounts related to stock-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 136

Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. · Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 137 Note 32 – Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: · Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution's debt issues. · Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. · Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 137

· Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. · Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 138 · Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. · Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: · Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself; · Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business; · Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio; · Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business; · Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services; · Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 138

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 139 For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. In compliance with CMN Resolution 4,557, of February 23, 2017, the document “Public Access Report – Credit Risk”, which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 139

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, for which the figure is 45 days, due to the payment dynamics for onlending. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. (*) Default parameters are: 90 days with no payments made ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. 1.4 Maximum Exposure of Financial Assets to Credit Risk 09/30/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,056,344 342,792 1,399,136 1,027,193 303,535 1,330,728 At Amortized Cost 767,608 262,811 1,030,419 756,993 237,766 994,759 Interbank deposits 8,989 22,727 31,716 6,239 20,181 26,420 Securities purchased under agreements to resell 1,504 243,003 783 280,136 241,499 279,353 Securities 126,887 110,395 105,855 21,032 90,234 20,161 Loan operations and lease operations 372,356 206,852 579,208 345,501 190,590 536,091 Other financial assets 64,921 18,016 82,937 61,875 13,215 75,090 (-) Provision for Expected Loss (26,012) (7,320) (33,332) (26,209) (7,164) (33,373) At Fair Value Through Other Comprehensive Income 22,132 36,556 58,688 9,089 40,234 49,323 Securities 22,132 36,556 58,688 9,089 40,234 49,323 At Fair Value Through Profit or Loss 266,604 43,425 310,029 261,111 25,535 286,646 Securities 255,817 13,249 269,066 252,819 10,361 263,180 Derivatives 10,787 30,176 40,963 8,292 15,174 23,466 Financial liabilities - provision for expected loss 3,577 483 4,060 3,355 437 3,792 Loan Commitments 2,738 325 3,063 2,289 312 2,601 Financial Guarantees 839 158 997 1,066 125 1,191 Off balance sheet 334,256 50,659 384,915 300,522 49,173 349,695 Financial Guarantees 52,493 13,223 65,716 53,443 12,662 66,105 Letters of credit to be released 13,915 - 13,915 10,747 - 10,747 Loan commitments 267,848 37,436 305,284 236,332 36,511 272,843 Mortgage loans 4,207 - 4,207 3,403 - 3,403 Overdraft accounts 122,527 - 122,527 110,454 - 110,454 Credit cards 139,567 2,807 142,374 120,862 2,961 123,823 Other pre-approved limits 1,547 34,629 36,176 1,613 33,550 35,163 Total 1,387,023 392,968 1,779,991 1,324,360 352,271 1,676,631 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 140 For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for public bodies, for which the figure is 45 days, due to the payment dynamics for onlending. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. (*) Default parameters are: 90 days with no payments made ; debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. 1.4 Maximum Exposure of Financial Assets to Credit Risk 09/30/2019 12/31/2018 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,056,344 342,792 1,399,136 1,027,193 303,535 1,330,728 At Amortized Cost 767,608 262,811 1,030,419 756,993 237,766 994,759 Interbank deposits 8,989 22,727 31,716 6,239 20,181 26,420 Securities purchased under agreements to resell 1,504 243,003 783 280,136 241,499 279,353 Securities 126,887 110,395 105,855 21,032 90,234 20,161 Loan operations and lease operations 372,356 206,852 579,208 345,501 190,590 536,091 Other financial assets 64,921 18,016 82,937 61,875 13,215 75,090 (-) Provision for Expected Loss (26,012) (7,320) (33,332) (26,209) (7,164) (33,373) At Fair Value Through Other Comprehensive Income 22,132 36,556 58,688 9,089 40,234 49,323 Securities 22,132 36,556 58,688 9,089 40,234 49,323 At Fair Value Through Profit or Loss 266,604 43,425 310,029 261,111 25,535 286,646 Securities 255,817 13,249 269,066 252,819 10,361 263,180 Derivatives 10,787 30,176 40,963 8,292 15,174 23,466 Financial liabilities - provision for expected loss 3,577 483 4,060 3,355 437 3,792 Loan Commitments 2,738 325 3,063 2,289 312 2,601 Financial Guarantees 839 158 997 1,066 125 1,191 Off balance sheet 334,256 50,659 384,915 300,522 49,173 349,695 Financial Guarantees 52,493 13,223 65,716 53,443 12,662 66,105 Letters of credit to be released 13,915 - 13,915 10,747 - 10,747 Loan commitments 267,848 37,436 305,284 236,332 36,511 272,843 Mortgage loans 4,207 - 4,207 3,403 - 3,403 Overdraft accounts 122,527 - 122,527 110,454 - 110,454 Credit cards 139,567 2,807 142,374 120,862 2,961 123,823 Other pre-approved limits 1,547 34,629 36,176 1,613 33,550 35,163 Total 1,387,023 392,968 1,779,991 1,324,360 352,271 1,676,631 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 140

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial collaterals and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loans and Financial Lease Operations 09/30/2019% 12/31/2018% 22.2 21.5 Industry and commerce 128,587 115,225 Services 128,425 22.2 119,487 22.3 Other sectors 27,650 4.8 29,388 5.5 Individuals 50.8 50.7 294,546 271,991 100.0 100.0 Total 579,208 536,091 (*) Other financial assets 09/30/2019% 12/31/2018% 44.8 43.9 Public sector 345,472 330,730 15.7 12.3 Services 120,573 92,562 3.8 3.1 Other sectors 29,559 23,072 Financial 274,719 35.7 306,556 40.7 100.0 100.0 Total 770,323 752,920 (*) Includes Financial Assets at Fair Value through Profit and Loss Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 141 Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial collaterals and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loans and Financial Lease Operations 09/30/2019% 12/31/2018% 22.2 21.5 Industry and commerce 128,587 115,225 Services 128,425 22.2 119,487 22.3 Other sectors 27,650 4.8 29,388 5.5 Individuals 50.8 50.7 294,546 271,991 100.0 100.0 Total 579,208 536,091 (*) Other financial assets 09/30/2019% 12/31/2018% 44.8 43.9 Public sector 345,472 330,730 15.7 12.3 Services 120,573 92,562 3.8 3.1 Other sectors 29,559 23,072 Financial 274,719 35.7 306,556 40.7 100.0 100.0 Total 770,323 752,920 (*) Includes Financial Assets at Fair Value through Profit and Loss Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 141

1.4.2 By type and classification of credit risk Operations and lease operations 09/30/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 190,293 195,703 832 386,828 20,114 7,900 - 28,014 20,410 745 - 21,155 230,817 204,348 832 435,997 Corporate 97,712 16,728 45,156 159,596 1,545 24 634 2,203 9,122 97 3,399 12,618 108,379 16,849 49,189 174,417 Micro/Small and medium companies 68,687 49,112 3,542 121,341 6,793 2,368 49 9,210 5,369 205 43 5,617 80,849 51,685 3,634 136,168 Foreign loans - Latin America 138,479 31,121 11,616 181,216 14,479 1,186 325 15,990 6,205 95 120 6,420 159,163 32,402 12,061 203,626 Total 495,171 292,664 61,146 848,981 42,931 11,478 1,008 55,417 41,106 1,142 3,562 45,810 579,208 305,284 65,716 950,208% 58.3% 34.6% 7.1% 100.0% 77.5% 20.7% 1.8% 100.0% 89.7% 2.5% 7.8% 100.0% 61.0% 32.1% 6.9% 100.0% 12/31/2018 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 177,488 174,666 1,014 353,168 17,029 6,784 - 23,813 18,047 687 - 18,734 212,564 182,137 1,014 395,715 Corporate 90,716 16,054 45,361 152,131 2,222 83 1,681 3,986 9,705 143 4,148 13,996 102,643 16,280 51,190 170,113 Micro/Small and medium companies 57,099 40,105 2,472 99,676 5,875 1,834 69 7,778 5,838 185 94 6,117 68,812 42,124 2,635 113,571 Foreign loans - Latin America 134,323 29,090 10,842 174,255 11,768 2,969 395 15,132 5,981 243 29 6,253 152,072 32,302 11,266 195,640 Total 459,626 259,915 59,689 779,230 36,894 11,670 2,145 50,709 39,571 1,258 4,271 45,100 536,091 272,843 66,105 875,039% 59.0% 33.3% 7.7% 100.0% 72.8% 23.0% 4.2% 100.0% 87.7% 2.8% 9.5% 100.0% 61.3% 31.1% 7.6% 100.0% 09/30/2019 12/31/2018 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 419,098 4,174 - 423,272 385,846 4,536 - 390,382 Satisfactory 74,998 18,215 - 93,213 72,921 19,723 - 92,644 Higher Risk 1,075 20,542 - 21,617 859 12,635 - 13,494 Credit-Impaired - - 41,106 41,106 - - 39,571 39,571 Total 495,171 42,931 41,106 579,208 459,626 36,894 39,571 536,091% 85.5 7 .4 7 .1 100.0 85.7 6.9 7.4 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 142 1.4.2 By type and classification of credit risk Operations and lease operations 09/30/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 190,293 195,703 832 386,828 20,114 7,900 - 28,014 20,410 745 - 21,155 230,817 204,348 832 435,997 Corporate 97,712 16,728 45,156 159,596 1,545 24 634 2,203 9,122 97 3,399 12,618 108,379 16,849 49,189 174,417 Micro/Small and medium companies 68,687 49,112 3,542 121,341 6,793 2,368 49 9,210 5,369 205 43 5,617 80,849 51,685 3,634 136,168 Foreign loans - Latin America 138,479 31,121 11,616 181,216 14,479 1,186 325 15,990 6,205 95 120 6,420 159,163 32,402 12,061 203,626 Total 495,171 292,664 61,146 848,981 42,931 11,478 1,008 55,417 41,106 1,142 3,562 45,810 579,208 305,284 65,716 950,208% 58.3% 34.6% 7.1% 100.0% 77.5% 20.7% 1.8% 100.0% 89.7% 2.5% 7.8% 100.0% 61.0% 32.1% 6.9% 100.0% 12/31/2018 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 177,488 174,666 1,014 353,168 17,029 6,784 - 23,813 18,047 687 - 18,734 212,564 182,137 1,014 395,715 Corporate 90,716 16,054 45,361 152,131 2,222 83 1,681 3,986 9,705 143 4,148 13,996 102,643 16,280 51,190 170,113 Micro/Small and medium companies 57,099 40,105 2,472 99,676 5,875 1,834 69 7,778 5,838 185 94 6,117 68,812 42,124 2,635 113,571 Foreign loans - Latin America 134,323 29,090 10,842 174,255 11,768 2,969 395 15,132 5,981 243 29 6,253 152,072 32,302 11,266 195,640 Total 459,626 259,915 59,689 779,230 36,894 11,670 2,145 50,709 39,571 1,258 4,271 45,100 536,091 272,843 66,105 875,039% 59.0% 33.3% 7.7% 100.0% 72.8% 23.0% 4.2% 100.0% 87.7% 2.8% 9.5% 100.0% 61.3% 31.1% 7.6% 100.0% 09/30/2019 12/31/2018 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 419,098 4,174 - 423,272 385,846 4,536 - 390,382 Satisfactory 74,998 18,215 - 93,213 72,921 19,723 - 92,644 Higher Risk 1,075 20,542 - 21,617 859 12,635 - 13,494 Credit-Impaired - - 41,106 41,106 - - 39,571 39,571 Total 495,171 42,931 41,106 579,208 459,626 36,894 39,571 536,091% 85.5 7 .4 7 .1 100.0 85.7 6.9 7.4 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 142

Other financial assets 09/30/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 6,683 6,729 6,471 - - 987 212 Government securities 346,444 343,179 346,444 - - - - Brazilian government 308,847 305,524 308,847 - - - - Other countries 37,597 37,655 37,597 - - - - Argentina 983 1,037 983 - - - - United States 3,382 3,386 3,382 - - - - Mexico 6,491 6,491 6,491 - - - - Italy 148 146 148 - - - - Spain 4,974 4,974 4,974 - - - - Korea 3,430 3,430 3,430 - - - - Chile 12,173 12,013 12,173 - - - - Paraguay 1,747 1,933 1,747 - - - - Uruguay 733 736 733 - - - - Colombia 3,483 3,456 3,483 - - - - Panama 21 21 21 - - - - Germany 23 23 23 - - - - Other 9 9 9 - - - - Corporate debt securities 98,795 94,634 94,472 427 202 6,788 4,121 Rural product note 4,614 4,481 4,474 60 54 123 86 Real estate receivables certificates 9,152 9,047 9,113 18 18 21 21 Bank deposit certificate 1,087 1,087 1,087 - - - - Debentures 42,296 38,322 38,208 148 113 6,390 3,975 Eurobonds and other 5,463 5,439 5,463 - - - - Financial bills 19,710 19,705 19,704 6 6 - - Promissory notes 2,922 2,925 2,922 - - - - Other 13,551 13,628 13,501 195 11 254 39 Total 451,922 444,542 447,387 427 202 7,775 4,333 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 143 Other financial assets 09/30/2019 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 6,683 6,729 6,471 - - 987 212 Government securities 346,444 343,179 346,444 - - - - Brazilian government 308,847 305,524 308,847 - - - - Other countries 37,597 37,655 37,597 - - - - Argentina 983 1,037 983 - - - - United States 3,382 3,386 3,382 - - - - Mexico 6,491 6,491 6,491 - - - - Italy 148 146 148 - - - - Spain 4,974 4,974 4,974 - - - - Korea 3,430 3,430 3,430 - - - - Chile 12,173 12,013 12,173 - - - - Paraguay 1,747 1,933 1,747 - - - - Uruguay 733 736 733 - - - - Colombia 3,483 3,456 3,483 - - - - Panama 21 21 21 - - - - Germany 23 23 23 - - - - Other 9 9 9 - - - - Corporate debt securities 98,795 94,634 94,472 427 202 6,788 4,121 Rural product note 4,614 4,481 4,474 60 54 123 86 Real estate receivables certificates 9,152 9,047 9,113 18 18 21 21 Bank deposit certificate 1,087 1,087 1,087 - - - - Debentures 42,296 38,322 38,208 148 113 6,390 3,975 Eurobonds and other 5,463 5,439 5,463 - - - - Financial bills 19,710 19,705 19,704 6 6 - - Promissory notes 2,922 2,925 2,922 - - - - Other 13,551 13,628 13,501 195 11 254 39 Total 451,922 444,542 447,387 427 202 7,775 4,333 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 143

12/31/2018 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 4,326 4,335 4,129 - - 918 197 Government securities 327,720 325,734 327,546 232 174 - - Brazilian government 300,172 298,120 299,998 232 174 - - Other countries 27,548 27,614 27,548 - - - - Argentina 1,129 1,121 1,129 - - - - United States 2,754 2,770 2,754 - - - - Mexico 2,378 2,378 2,378 - - - - Italy 115 115 115 - - - - Spain 2,411 2,411 2,411 - - - - Korea 1,385 1,385 1,385 - - - - Chile 8,211 8,204 8,211 - - - - Paraguay 1,530 1,602 1,530 - - - - Uruguay 652 656 652 - - - - Colombia 6,065 6,054 6,065 - - - - France 891 891 891 - - - - Germany 22 22 22 - - - - Other 5 5 5 - - - - Corporate debt securities 87,206 82,438 82,301 3,908 2,937 4,957 1,968 Rural product note 4,003 3,855 3,848 - - 326 155 Real estate receivables certificates 10,926 10,419 10,436 55 55 793 435 Bank deposit certificate 2,145 2,145 2,145 - - - - Debentures 30,950 27,306 27,068 3,323 2,557 3,563 1,325 Eurobonds and other 6,895 6,950 6,895 - - - - Financial bills 19,724 19,724 19,724 - - - - Promissory notes 1,490 1,465 1,463 15 15 24 12 Other 11,073 10,574 10,722 515 310 251 41 419,252 412,507 413,976 4,140 3,111 5,875 2,165 Total Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 144 12/31/2018 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 4,326 4,335 4,129 - - 918 197 Government securities 327,720 325,734 327,546 232 174 - - Brazilian government 300,172 298,120 299,998 232 174 - - Other countries 27,548 27,614 27,548 - - - - Argentina 1,129 1,121 1,129 - - - - United States 2,754 2,770 2,754 - - - - Mexico 2,378 2,378 2,378 - - - - Italy 115 115 115 - - - - Spain 2,411 2,411 2,411 - - - - Korea 1,385 1,385 1,385 - - - - Chile 8,211 8,204 8,211 - - - - Paraguay 1,530 1,602 1,530 - - - - Uruguay 652 656 652 - - - - Colombia 6,065 6,054 6,065 - - - - France 891 891 891 - - - - Germany 22 22 22 - - - - Other 5 5 5 - - - - Corporate debt securities 87,206 82,438 82,301 3,908 2,937 4,957 1,968 Rural product note 4,003 3,855 3,848 - - 326 155 Real estate receivables certificates 10,926 10,419 10,436 55 55 793 435 Bank deposit certificate 2,145 2,145 2,145 - - - - Debentures 30,950 27,306 27,068 3,323 2,557 3,563 1,325 Eurobonds and other 6,895 6,950 6,895 - - - - Financial bills 19,724 19,724 19,724 - - - - Promissory notes 1,490 1,465 1,463 15 15 24 12 Other 11,073 10,574 10,722 515 310 251 41 419,252 412,507 413,976 4,140 3,111 5,875 2,165 Total Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 144

Other Financial Assets - Internal Classification by Level of Risk 09/30/2019 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 274,719 120,721 309,412 58,688 763,540 Medium - 3,678 122 - 3,800 High - 2,488 495 - 2,983 Total 274,719 126,887 310,029 58,688 770,323% 35.7 16.5 40.2 7.6 100.0 (*) Includes Derivatives in the amount of R$ 40,963 at 09/30/2019. 12/31/2018 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 306,556 103,157 284,896 49,323 743,932 Medium - 3,645 1,340 - 4,985 High - 3,593 410 - 4,003 Total 306,556 110,395 286,646 49,323 752,920% 40.6 14.7 38.1 6.6 100.0 (*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 145 Other Financial Assets - Internal Classification by Level of Risk 09/30/2019 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 274,719 120,721 309,412 58,688 763,540 Medium - 3,678 122 - 3,800 High - 2,488 495 - 2,983 Total 274,719 126,887 310,029 58,688 770,323% 35.7 16.5 40.2 7.6 100.0 (*) Includes Derivatives in the amount of R$ 40,963 at 09/30/2019. 12/31/2018 Financial Assets - At Amortized Cost Interbank deposits and Financial assets at fair value Financial Assets Fair Value Internal rating securities purchased under Securities through profit or loss at fair Through Other Total agreements to resell value (*) Comprehensive Income Low 306,556 103,157 284,896 49,323 743,932 Medium - 3,645 1,340 - 4,985 High - 3,593 410 - 4,003 Total 306,556 110,395 286,646 49,323 752,920% 40.6 14.7 38.1 6.6 100.0 (*) Includes Derivatives in the amount of R$ 23,466 at 12/31/2018. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 145

1.4.3 Collateral for loans and financial lease operations 09/30/2019 12/31/2018 Over-collateralized assets Under-collateralized assets Over-collateralized assets  Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 64,199 167,120 1,451 1,365 57,842 145,775 1,054 993 (1) Personal 934 2,796 833 791 643 1,949 753 711 (2) Vehicles 17,183 37,799 581 543 15,173 35,266 298 280 (3) Mortgage loans 46,082 126,525 37 31 42,026 108,560 3 2 Very small, small and middle-market (4) companies and corporates 115,831 300,319 10,922 6,140 112,508 293,724 13,870 10,267 (4) Foreign loans - Latin America 125,916 234,374 10,391 5,496 117,094 246,462 11,242 3,758 Total 305,946 701,813 22,764 13,001 287,444 685,961 26,166 15,018 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loans and financial lease operations R$ 250,408 (R$ 222,481 at 12/31/2018) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 146 1.4.3 Collateral for loans and financial lease operations 09/30/2019 12/31/2018 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 64,199 167,120 1,451 1,365 57,842 145,775 1,054 993 (1) Personal 934 2,796 833 791 643 1,949 753 711 (2) Vehicles 17,183 37,799 581 543 15,173 35,266 298 280 (3) Mortgage loans 46,082 126,525 37 31 42,026 108,560 3 2 Very small, small and middle-market (4) companies and corporates 115,831 300,319 10,922 6,140 112,508 293,724 13,870 10,267 (4) Foreign loans - Latin America 125,916 234,374 10,391 5,496 117,094 246,462 11,242 3,758 Total 305,946 701,813 22,764 13,001 287,444 685,961 26,166 15,018 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loans and financial lease operations R$ 250,408 (R$ 222,481 at 12/31/2018) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 146

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 249 (R$ 340 from 01/01 to 09/30/2018), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 147 1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 249 (R$ 340 from 01/01 to 09/30/2018), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The National Monetary Council (CMN) has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: · Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 147

· Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. The document “Public Access Report – Market Risk“, which includes the guidelines established by our market risk control policy, is not an integral part of the financial statements, but may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see the chapter on Market Risk in the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From January 1 to September 30, 2019, the average total VaR in Historical Simulation was R$ 349.7 or 0.27% of total stockholders’ equity (R$ 399.3 or 0.29% of total stockholders’ equity 01/01 to 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 148 · Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios); · Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level; · Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and · Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: · ΔEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of interest rate shock; · ΔNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: · Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates; · Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate; · Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. The document “Public Access Report – Market Risk“, which includes the guidelines established by our market risk control policy, is not an integral part of the financial statements, but may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance/Rules and Policies. For a detailed view of Market Risk and Interest Rate Risk in the Banking Portfolio, see the chapter on Market Risk in the Publication on Risk and Capital Management - Pillar 3. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From January 1 to September 30, 2019, the average total VaR in Historical Simulation was R$ 349.7 or 0.27% of total stockholders’ equity (R$ 399.3 or 0.29% of total stockholders’ equity 01/01 to 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 148

VaR Total (Historical Simulation) (Reais million) (*) (*) 09/30/2019 12/31/2018 Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by risk factor group Interest rates 820.5 676.9 959.7 682.0 851.4 720.0 1,042.9 898.4 Currencies 27.2 11.8 53.7 29.3 24.7 12.7 45.2 37.3 31.1 13.5 57.4 13.5 39.2 23.6 58.5 50.1 Shares Commodities 2.0 0.7 4.7 1.5 1.6 0.6 3.1 1.0 Effect of diversification (505.9) (605.3) Total risk 349.7 208.7 471.9 220.4 399.3 294.7 603.6 381.5 (*) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 149 VaR Total (Historical Simulation) (Reais million) (*) (*) 09/30/2019 12/31/2018 Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by risk factor group Interest rates 820.5 676.9 959.7 682.0 851.4 720.0 1,042.9 898.4 Currencies 27.2 11.8 53.7 29.3 24.7 12.7 45.2 37.3 31.1 13.5 57.4 13.5 39.2 23.6 58.5 50.1 Shares Commodities 2.0 0.7 4.7 1.5 1.6 0.6 3.1 1.0 Effect of diversification (505.9) (605.3) Total risk 349.7 208.7 471.9 220.4 399.3 294.7 603.6 381.5 (*) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 149

2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 09/30/2019 12/31/2018 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 266,070 399,266 141,815 424,039 198,353 1,429,543 277,164 394,168 100,598 404,069 197,904 1,373,903 Financial assets Central Bank compulsory deposits 82,738 - - - - 82,738 88,548 - - - - 88,548 At amortized cost 149,332 373,499 105,573 240,387 109,297 978,088 163,574 367,544 78,314 219,186 120,768 949,386 Interbank deposits 22,660 4,121 3,549 1,348 36 31,714 19,181 4,815 1,730 688 - 26,414 Securities purchased under agreements to resell 36,969 206,016 - 8 5 242,998 64,677 215,352 - 12 91 280,132 Securities 1,803 7,913 17,390 54,408 42,654 124,168 1,007 7,320 5,792 50,969 41,661 106,749 Loan and lease operations 87,900 155,449 84,634 184,623 66,602 579,208 78,709 140,057 70,792 167,517 79,016 536,091 At fair value through other comprehensive income 2,074 3,803 4,870 31,214 16,727 58,688 1,915 4,743 4,026 21,649 16,990 49,323 At fair value through profit and loss 31,926 21,964 31,372 152,438 72,329 310,029 23,127 21,881 18,258 163,234 60,146 286,646 Securities 28,002 14,286 28,136 137,686 60,956 269,066 19,140 17,810 15,945 154,171 56,114 263,180   Derivatives 3,924 7,678 3,236 14,752 11,373 40,963 3,987 4,071 2,313 9,063 4,032 23,466 Financial liabilities 520,379 99,191 86,452 290,728 90,050 1,086,800 514,263 89,354 70,062 319,392 60,367 1,053,438 At amortized cost 517,080 89,519 82,451 270,245 79,787 1,039,082 511,091 85,271 67,227 304,939 57,199 1,025,727 Deposits 270,174 40,385 23,553 142,839 13,887 490,838 248,913 36,856 22,063 146,288 9,304 463,424 Securities sold under repurchase agreements 225,148 2,246 2,319 18,994 32,054 280,761 254,052 9,713 7,756 40,877 17,839 330,237 Interbank market funds 19,155 43,058 47,701 50,063 1,804 161,781 7,438 33,869 31,869 58,375 3,119 134,670 Institutional market funds 2,218 2,593 7,890 57,438 32,042 102,181 314 3,631 4,579 58,513 26,937 93,974 Capitalization plans 385 1,237 988 911 - 3,521 374 1,202 960 886 - 3,422 At fair value through profit and loss 3,299 9,672 4,001 20,483 10,263 47,718 3,172 4,083 2,835 14,453 3,168 27,711 Derivatives 3,295 9,649 3,974 20,403 10,193 47,514 3,168 4,070 2,815 14,360 3,106 27,519 Structured notes 4 23 27 80 70 204 4 13 20 93 62 192 (*) Difference assets / liabilities (254,309) 300,075 55,363 133,311 108,303 342,743 (237,099) 304,814 30,536 84,677 137,537 320,465 Cumulative difference (254,309) 45,766 101,129 234,440 342,743 (237,099) 67,715 98,251 182,928 320,465 Ratio of cumulative difference to total interest-bearing assets (17.8%) 3.2% 7.1% 16.4% 24.0% (17.3%) 4.9% 7.2% 13.3% 23.3% (*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 150 2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 09/30/2019 12/31/2018 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years 266,070 399,266 141,815 424,039 198,353 1,429,543 277,164 394,168 100,598 404,069 197,904 1,373,903 Financial assets Central Bank compulsory deposits 82,738 - - - - 82,738 88,548 - - - - 88,548 At amortized cost 149,332 373,499 105,573 240,387 109,297 978,088 163,574 367,544 78,314 219,186 120,768 949,386 Interbank deposits 22,660 4,121 3,549 1,348 36 31,714 19,181 4,815 1,730 688 - 26,414 Securities purchased under agreements to resell 36,969 206,016 - 8 5 242,998 64,677 215,352 - 12 91 280,132 Securities 1,803 7,913 17,390 54,408 42,654 124,168 1,007 7,320 5,792 50,969 41,661 106,749 Loan and lease operations 87,900 155,449 84,634 184,623 66,602 579,208 78,709 140,057 70,792 167,517 79,016 536,091 At fair value through other comprehensive income 2,074 3,803 4,870 31,214 16,727 58,688 1,915 4,743 4,026 21,649 16,990 49,323 At fair value through profit and loss 31,926 21,964 31,372 152,438 72,329 310,029 23,127 21,881 18,258 163,234 60,146 286,646 Securities 28,002 14,286 28,136 137,686 60,956 269,066 19,140 17,810 15,945 154,171 56,114 263,180 Derivatives 3,924 7,678 3,236 14,752 11,373 40,963 3,987 4,071 2,313 9,063 4,032 23,466 Financial liabilities 520,379 99,191 86,452 290,728 90,050 1,086,800 514,263 89,354 70,062 319,392 60,367 1,053,438 At amortized cost 517,080 89,519 82,451 270,245 79,787 1,039,082 511,091 85,271 67,227 304,939 57,199 1,025,727 Deposits 270,174 40,385 23,553 142,839 13,887 490,838 248,913 36,856 22,063 146,288 9,304 463,424 Securities sold under repurchase agreements 225,148 2,246 2,319 18,994 32,054 280,761 254,052 9,713 7,756 40,877 17,839 330,237 Interbank market funds 19,155 43,058 47,701 50,063 1,804 161,781 7,438 33,869 31,869 58,375 3,119 134,670 Institutional market funds 2,218 2,593 7,890 57,438 32,042 102,181 314 3,631 4,579 58,513 26,937 93,974 Capitalization plans 385 1,237 988 911 - 3,521 374 1,202 960 886 - 3,422 At fair value through profit and loss 3,299 9,672 4,001 20,483 10,263 47,718 3,172 4,083 2,835 14,453 3,168 27,711 Derivatives 3,295 9,649 3,974 20,403 10,193 47,514 3,168 4,070 2,815 14,360 3,106 27,519 Structured notes 4 23 27 80 70 204 4 13 20 93 62 192 (*) Difference assets / liabilities (254,309) 300,075 55,363 133,311 108,303 342,743 (237,099) 304,814 30,536 84,677 137,537 320,465 Cumulative difference (254,309) 45,766 101,129 234,440 342,743 (237,099) 67,715 98,251 182,928 320,465 Ratio of cumulative difference to total interest-bearing assets (17.8%) 3.2% 7.1% 16.4% 24.0% (17.3%) 4.9% 7.2% 13.3% 23.3% (*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 150

2.1.2 Currency risk The table below shows the accounting exposure to currency risk of financial assets and liabilities and reflects ITAÚ UNIBANCO HOLDING’s currency risk management. 09/30/2019 Chilean Dollar Other Total Peso Net exposure of financial instruments (61,081) 8,391 13,621 (39,069) 12/31/2018 Chilean Dollar Other Total Peso Net exposure of financial instruments (38,190) 7,647 15,418 (15,125) 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. The document Public Access Report - Liquidity Risk, that expresses our internal policy guidelines on liquidity risk, is not part of the financial statements, but may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 40.1% or R$ 274.2 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 151 2.1.2 Currency risk The table below shows the accounting exposure to currency risk of financial assets and liabilities and reflects ITAÚ UNIBANCO HOLDING’s currency risk management. 09/30/2019 Chilean Dollar Other Total Peso Net exposure of financial instruments (61,081) 8,391 13,621 (39,069) 12/31/2018 Chilean Dollar Other Total Peso Net exposure of financial instruments (38,190) 7,647 15,418 (15,125) 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. The document Public Access Report - Liquidity Risk, that expresses our internal policy guidelines on liquidity risk, is not part of the financial statements, but may be viewed on the website www.itau.com.br/investor- relations, in the section Itaú Unibanco, Corporate Governance, Rules and Policies. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: · Different scenarios projected for changes in liquidity; · Contingency plans for crisis situations; · Reports and charts that describe the risk positions; · Assessment of funding costs and alternative sources of funding; · Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 40.1% or R$ 274.2 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 151

09/30/2019 12/31/2018 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 270,174 490,838 248,913 463,424 - Demand deposits 82,245 82,245 12.0 72,581 72,581 11.2 Savings deposits 140,122 140,122 20.5 136,865 136,865 21.2 Time deposits 47,520 267,029 39.1 37,784 251,300 38.9 Other 287 1,442 0.2 1,683 2,678 0.4 Proceeds of acceptances and securities (1) issues 3,586 130,883 19.1 2,285 111,566 17.3 (2) Funds from own issue 396 6,491 1.0 1,831 21,417 3.3 Subordinated debt - 55,459 8.1 2 49,313 7.6 Total 274,156 683,671 100.0 253,031 645,720 100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2019, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 169.1 billion and accounted for 61.7% of the short term redeemable obligations, 24.7% of total funding, and 16.0% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 09/30/2019 12/31/2018 Liquidity indicators % % (1) (2) 61.7 62.7 Net assets / customers funds within 30 days (1) (3) 24.7 24.6 Net assets / total customers funds (1) (4) 16.0 15.8 Net assets / total financial assets (1) Net assets (present value): Cash and cash equivalents, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets; (2) Table Funding from customers table (Total Funding from customers 0-30 days); (3) Table funding from customers (Total funding from customers); (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,056,288 (R$ 1,001,240 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 152 09/30/2019 12/31/2018 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 270,174 490,838 248,913 463,424 - Demand deposits 82,245 82,245 12.0 72,581 72,581 11.2 Savings deposits 140,122 140,122 20.5 136,865 136,865 21.2 Time deposits 47,520 267,029 39.1 37,784 251,300 38.9 Other 287 1,442 0.2 1,683 2,678 0.4 Proceeds of acceptances and securities (1) issues 3,586 130,883 19.1 2,285 111,566 17.3 (2) Funds from own issue 396 6,491 1.0 1,831 21,417 3.3 Subordinated debt - 55,459 8.1 2 49,313 7.6 Total 274,156 683,671 100.0 253,031 645,720 100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2019, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 169.1 billion and accounted for 61.7% of the short term redeemable obligations, 24.7% of total funding, and 16.0% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 09/30/2019 12/31/2018 Liquidity indicators % % (1) (2) 61.7 62.7 Net assets / customers funds within 30 days (1) (3) 24.7 24.6 Net assets / total customers funds (1) (4) 16.0 15.8 Net assets / total financial assets (1) Net assets (present value): Cash and cash equivalents, Securities purchased under agreements to resell – Funded position and Government securities - available. Detailed in the table Non discounted future flows – Financial assets; (2) Table Funding from customers table (Total Funding from customers 0-30 days); (3) Table funding from customers (Total funding from customers); (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,056,288 (R$ 1,001,240 at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 152

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: 09/30/2019 12/31/2018 Undiscounted future flows, except for derivatives which are fair value 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Financial assets Total Total days days days days days days days days Cash and cash equivalents 27,721 - - - 27,721 37,159 - - - 37,159 Interbank investments 78,371 186,233 810 698 266,112 115,278 182,606 468 322 298,674 (2) 26,474 - - - 26,474 45,335 - - - 45,335 Securities purchased under agreements to resell – Collateral held Securities purchased under agreements to resell – Collateral repledge 29,022 178,378 - - 207,400 50,741 175,857 - 10 226,608 (4) 22,875 7,855 810 698 32,238 19,202 6,749 468 312 26,731 Interbank deposits Securities 120,833 13,249 8,773 105,849 248,704 82,144 17,255 17,853 98,531 215,783 Government securities - available 110,502 211 315 5,175 116,203 72,026 292 292 5,315 77,925 Government securities – under repurchase commitments 352 4,521 3,972 34,484 43,329 52 6,321 12,671 32,811 51,855 Private securities - available 9,979 7,765 3,649 54,680 76,073 10,066 9,406 4,185 49,003 72,660 Private securities – under repurchase commitments - 752 837 11,510 13,099 - 1,236 705 11,402 13,343 Derivative financial instruments - Net position 3,924 10,914 5,377 20,748 40,963 3,987 6,384 4,069 9,026 23,466 Swaps 96 3,779 4,619 19,925 28,419 705 1,132 2,881 8,331 13,049 Options 830 3,701 456 310 5,297 1,167 1,890 975 183 4,215 Forwards (onshore) 1,491 843 5 - 2,339 893 942 - - 1,835 Other derivatives financial instruments 1,507 2,591 297 513 4,908 1,222 2,420 213 512 4,367 (3) 81,445 183,070 92,599 227,247 584,361 68,829 166,503 88,138 241,919 565,389 Loans and financial operations Total financial assets 312,294 393,466 107,559 354,542 1,167,861 307,397 372,748 110,528 349,798 1,140,471 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 87,133 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 7,498 (R$ 5,120 at 12/31/2018) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 62,117 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 3,169 (R$ 3,993 at 12/31/2018). (4) Includes R$ 15,326 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 153 Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: 09/30/2019 12/31/2018 Undiscounted future flows, except for derivatives which are fair value 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 (1) Financial assets Total Total days days days days days days days days Cash and cash equivalents 27,721 - - - 27,721 37,159 - - - 37,159 Interbank investments 78,371 186,233 810 698 266,112 115,278 182,606 468 322 298,674 (2) 26,474 - - - 26,474 45,335 - - - 45,335 Securities purchased under agreements to resell – Collateral held Securities purchased under agreements to resell – Collateral repledge 29,022 178,378 - - 207,400 50,741 175,857 - 10 226,608 (4) 22,875 7,855 810 698 32,238 19,202 6,749 468 312 26,731 Interbank deposits Securities 120,833 13,249 8,773 105,849 248,704 82,144 17,255 17,853 98,531 215,783 Government securities - available 110,502 211 315 5,175 116,203 72,026 292 292 5,315 77,925 Government securities – under repurchase commitments 352 4,521 3,972 34,484 43,329 52 6,321 12,671 32,811 51,855 Private securities - available 9,979 7,765 3,649 54,680 76,073 10,066 9,406 4,185 49,003 72,660 Private securities – under repurchase commitments - 752 837 11,510 13,099 - 1,236 705 11,402 13,343 Derivative financial instruments - Net position 3,924 10,914 5,377 20,748 40,963 3,987 6,384 4,069 9,026 23,466 Swaps 96 3,779 4,619 19,925 28,419 705 1,132 2,881 8,331 13,049 Options 830 3,701 456 310 5,297 1,167 1,890 975 183 4,215 Forwards (onshore) 1,491 843 5 - 2,339 893 942 - - 1,835 Other derivatives financial instruments 1,507 2,591 297 513 4,908 1,222 2,420 213 512 4,367 (3) 81,445 183,070 92,599 227,247 584,361 68,829 166,503 88,138 241,919 565,389 Loans and financial operations Total financial assets 312,294 393,466 107,559 354,542 1,167,861 307,397 372,748 110,528 349,798 1,140,471 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 87,133 (R$ 94,148 at 12/31/2018), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 7,498 (R$ 5,120 at 12/31/2018) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 62,117 (R$ 60,504 at 12/31/2018) and the amount of liabilities from transactions related to credit assignments R$ 3,169 (R$ 3,993 at 12/31/2018). (4) Includes R$ 15,326 (R$ 15,886 at 12/31/2018) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 153

Undiscounted future flows, except for derivatives which are fair value 09/30/2019 12/31/2018 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 264,337 71,771 16,193 196,889 549,190 246,729 62,909 16,674 191,131 517,443 Demand deposits 82,245 - - - 82,245 72,581 - - - 72,581 Savings deposits 140,122 - - - 140,122 136,865 - - - 136,865 Time deposit 41,493 70,964 16,147 196,736 325,340 35,450 62,185 16,647 190,984 305,266 Interbank deposits 472 807 46 153 1,478 1,830 724 27 147 2,728 Other deposits 5 - - - 5 3 - - - 3 Compulsory deposits (38,451) (14,149) (3,052) (31,481) (87,133) (39,116) (15,228) (3,831) (35,973) (94,148) Demand deposits (4,395) - - - (4,395) (5,600) - - - (5,600) Savings deposits (25,442) - - - (25,442) (24,695) - - - (24,695) Time deposit (8,614) (14,149) (3,052) (31,481) (57,296) (8,821) (15,228) (3,831) (35,973) (63,853) (1) 265,599 3,870 4,517 27,247 301,233 275,395 16,557 10,933 42,349 345,234 Securities sold under repurchase agreements Government securities 224,082 1,108 921 27,212 253,323 232,776 2,856 7,353 38,752 281,737 Private securities 10,534 2,762 3,596 35 16,927 10,910 13,701 3,580 3,597 31,788 Foreign 30,983 - - - 30,983 31,709 - - - 31,709 (2) 1,640 52,668 34,781 59,493 148,582 2,189 32,950 39,077 53,626 127,842 Proceeds of acceptances and securities issues (3) 8,322 60,514 7,534 8,899 85,269 6,304 45,668 11,541 11,840 75,353 Loans and onlending obligations (4) 142 7,024 7,657 52,394 67,217 154 2,658 6,264 52,453 61,529 Subordinated debt Derivative financial instruments - Net position 3,295 13,623 9,334 21,262 47,514 3,168 6,885 5,672 11,794 27,519 Swaps 451 6,095 8,378 20,430 35,354 923 3,002 4,687 10,742 19,354 Option 695 5,108 430 266 6,499 883 1,935 823 288 3,929 Forward (onshore) 904 3 - - 907 470 - - - 470 Other derivative financial instruments 1,245 2,417 526 566 4,754 892 1,948 162 764 3,766 Total financial liabilities 504,884 195,321 76,964 334,703 1,111,872 494,823 152,399 86,330 327,220 1,060,772 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 09/30/2019 12/31/2018 Off balance commitments 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days Financial Guarantees 876 18,678 7,359 38,803 65,716 1,305 17,314 5,509 41,977 66,105 Commitments to be released 123,817 24,890 5,240 151,337 305,284 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 13,915 - - - 13,915 10,747 - - - 10,747 Contractual commitments - Fixed and Intangible assets (Notes 13 and 14) - 92 273 - 365 - 405 273 - 678 Total 138,608 43,660 12,872 190,140 385,280 122,961 43,696 11,578 172,138 350,373 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 154 Undiscounted future flows, except for derivatives which are fair value 09/30/2019 12/31/2018 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 264,337 71,771 16,193 196,889 549,190 246,729 62,909 16,674 191,131 517,443 Demand deposits 82,245 - - - 82,245 72,581 - - - 72,581 Savings deposits 140,122 - - - 140,122 136,865 - - - 136,865 Time deposit 41,493 70,964 16,147 196,736 325,340 35,450 62,185 16,647 190,984 305,266 Interbank deposits 472 807 46 153 1,478 1,830 724 27 147 2,728 Other deposits 5 - - - 5 3 - - - 3 Compulsory deposits (38,451) (14,149) (3,052) (31,481) (87,133) (39,116) (15,228) (3,831) (35,973) (94,148) Demand deposits (4,395) - - - (4,395) (5,600) - - - (5,600) Savings deposits (25,442) - - - (25,442) (24,695) - - - (24,695) Time deposit (8,614) (14,149) (3,052) (31,481) (57,296) (8,821) (15,228) (3,831) (35,973) (63,853) (1) 265,599 3,870 4,517 27,247 301,233 275,395 16,557 10,933 42,349 345,234 Securities sold under repurchase agreements Government securities 224,082 1,108 921 27,212 253,323 232,776 2,856 7,353 38,752 281,737 Private securities 10,534 2,762 3,596 35 16,927 10,910 13,701 3,580 3,597 31,788 Foreign 30,983 - - - 30,983 31,709 - - - 31,709 (2) 1,640 52,668 34,781 59,493 148,582 2,189 32,950 39,077 53,626 127,842 Proceeds of acceptances and securities issues (3) 8,322 60,514 7,534 8,899 85,269 6,304 45,668 11,541 11,840 75,353 Loans and onlending obligations (4) 142 7,024 7,657 52,394 67,217 154 2,658 6,264 52,453 61,529 Subordinated debt Derivative financial instruments - Net position 3,295 13,623 9,334 21,262 47,514 3,168 6,885 5,672 11,794 27,519 Swaps 451 6,095 8,378 20,430 35,354 923 3,002 4,687 10,742 19,354 Option 695 5,108 430 266 6,499 883 1,935 823 288 3,929 Forward (onshore) 904 3 - - 907 470 - - - 470 Other derivative financial instruments 1,245 2,417 526 566 4,754 892 1,948 162 764 3,766 Total financial liabilities 504,884 195,321 76,964 334,703 1,111,872 494,823 152,399 86,330 327,220 1,060,772 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 09/30/2019 12/31/2018 Off balance commitments 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Total Total days days days days days days days days Financial Guarantees 876 18,678 7,359 38,803 65,716 1,305 17,314 5,509 41,977 66,105 Commitments to be released 123,817 24,890 5,240 151,337 305,284 110,909 25,977 5,796 130,161 272,843 Letters of credit to be released 13,915 - - - 13,915 10,747 - - - 10,747 Contractual commitments - Fixed and Intangible assets (Notes 13 and 14) - 92 273 - 365 - 405 273 - 678 Total 138,608 43,660 12,872 190,140 385,280 122,961 43,696 11,578 172,138 350,373 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 154

c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely: · Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. · Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. · Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Reference Equity 09/30/2019 12/31/2018 Stockholders’ equity attributable to controlling interests 125,719 131,757 Non-controlling interests 12,712 12,276 Change in interest in subsidiaries in a capital transaction 50 98 Consolidated Stockholders’ Equity (BACEN) 138,481 144,131 Common Equity Tier I Prudential Adjustments (25,246) (20,773) Common Equity Tier I 113,235 123,358 Instruments Eligible to Comprise Additional Tier I 11,513 7,701 Additional Tier I Prudential Adjustments 108 95 Additional Tier I Capital 11,621 7,796 Tier I (Common Equity Tier I + Additional Tier I Capital) 124,856 131,154 Instruments Eligible to Comprise Tier II 11,833 15,778 Tier II Prudential Adjustments 66 96 Tier II 11,899 15,874 Referential Equity (Tier I + Tier II) 136,755 147,028 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 155 c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the requirements of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and savings bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely: · Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments. · Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I. · Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Reference Equity 09/30/2019 12/31/2018 Stockholders’ equity attributable to controlling interests 125,719 131,757 Non-controlling interests 12,712 12,276 Change in interest in subsidiaries in a capital transaction 50 98 Consolidated Stockholders’ Equity (BACEN) 138,481 144,131 Common Equity Tier I Prudential Adjustments (25,246) (20,773) Common Equity Tier I 113,235 123,358 Instruments Eligible to Comprise Additional Tier I 11,513 7,701 Additional Tier I Prudential Adjustments 108 95 Additional Tier I Capital 11,621 7,796 Tier I (Common Equity Tier I + Additional Tier I Capital) 124,856 131,154 Instruments Eligible to Comprise Tier II 11,833 15,778 Tier II Prudential Adjustments 66 96 Tier II 11,899 15,874 Referential Equity (Tier I + Tier II) 136,755 147,028 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 155

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of September 2019, totaling R$ 37,576. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 09/30/2019 Subordinated financial bills - BRL 1 2011 2019 109% of CDI 2 1 2012 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 48 6 2011 2021 109.25% to 110.5% of CDI 14 2,307 2012 2022 IPCA + 5.15% to 5.83% 4,897 20 IGPM + 4.63% 29 2,355 Total 4,992 Subordinated euronotes - USD 990 2010 2020 6.20% 4,238 1,000 2010 2021 5.75% 4 ,215 730 2011 2021 5.75% to 6.20% 3,118 550 2012 2021 6.20% 2,290 2,600 2012 2022 5.50% to 5.65% 10,874 2012 2023 7,849 1,851 5.13% 7 ,721 Total 3 2,584 Total 3 7,576 II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical Countercyclical additional, the new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Systemic Domestic Product (GDP). III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 156 Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of September 2019, totaling R$ 37,576. Account Principal amount balance Name of security / currency Issue Maturity Return p.a. (original currency) 09/30/2019 Subordinated financial bills - BRL 1 2011 2019 109% of CDI 2 1 2012 2020 111% of CDI 2 20 IPCA + 6% to 6.17% 48 6 2011 2021 109.25% to 110.5% of CDI 14 2,307 2012 2022 IPCA + 5.15% to 5.83% 4,897 20 IGPM + 4.63% 29 2,355 Total 4,992 Subordinated euronotes - USD 990 2010 2020 6.20% 4,238 1,000 2010 2021 5.75% 4 ,215 730 2011 2021 5.75% to 6.20% 3,118 550 2012 2021 6.20% 2,290 2,600 2012 2022 5.50% to 5.65% 10,874 2012 2023 7,849 1,851 5.13% 7 ,721 Total 3 2,584 Total 3 7,576 II - Capital Requirements in Place and In Progress ITAÚ UNIBANCO HOLDING’s minimum capital requirements are expressed as ratios obtained from the ratio between available capital and the Risk-Weighted Assets (RWA). Schedule for Basel III implementation st As From January 1 , (1) 2018 2019 Common Equity Tier I 4.5% 4.5% Tier I 6.0% 6.0% Total Capital 8.625% 8.0% Additional Capital Buffers (ACP) 2.375% 3.5% Conservation 1.875% 2.5% (2) 0% 0% Countercyclical (3) 0.5% 1.0% Systemic Common Equity Tier I + ACP 6.875% 8.0% Total Capital + ACP 11.0% 11.5% Prudential Adjustments Deductions 100% 100% st (1) Requirements in force as from January 1 , 2019. (2) ACP is triggered during the credit cycle expansion phase. Additionally, in the event of increase of countercyclical Countercyclical additional, the new percentage will be in effect only twelve months after it is announced. (3) The calculation of ACP associates the systemic importance, represented by the institution’s total exposure, to Gross Systemic Domestic Product (GDP). III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 156

09/30/2019 12/31/2018 (1) 759,358 714,969 Credit risk (RWA ) CPAD (2) Market risk (RWA ) 46,587 30,270 MINT (3) 81,568 72,833 Operating risk (RWAP ) OPAD Total risk-weighted assets 887,513 818,072 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Breakdown of Credit Risk Weighted by Credit Risk (RWA ) CPAD 09/30/2019 12/31/2018 Credit Risk Weighted Assets (RWA ) 759,358 714,969 CPAD Marketable securities 50,730 40,276 Loan Operations - Retail 134,245 124,356 Loan Operations - Non-Retail 277,256 256,958 Joint Liabilities - Retail 134 140 Joint Liabilities - Non-Retail 44,131 43,288 Loan Commitments - Retail 37,658 33,871 Loan Commitments - Non-Retail 11,435 10,673 Derivatives – Future potential gain 4,782 4,193 Intermediation 2,040 3,330 Other exposures 196,947 197,884 b)    Market Risk (*) (*) 09/30/2019 12/31/2018 Market Risk Weighted Assets - Standard Aproach (RWA ) 58,233 37,838 MPAD Operations subject to interest rate variations 55,468 30,286 Fixed rate denominated in reais 3,200 2,026 Foreign exchange coupons 43,697 19,633 Price index coupon 8,571 8,627 Operations subject to commodity price variation 858 389 Operations subject to stock price variation 751 362 Operations subject to risk exposures in gold, foreign currency and foreign exchange 1,156 6,801 variation (*) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 46,587 30,270 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 44,837 22,871 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (11,646) (7,568) Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 46,587 30,270 MINT (*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At 09/30/2019, RWA totaled R$ 46,587, which corresponds to 80% of RWA , higher than the capital calculated at internal MINT MPAD models, which totaled R$ 44,837. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 157 09/30/2019 12/31/2018 (1) 759,358 714,969 Credit risk (RWA ) CPAD (2) Market risk (RWA ) 46,587 30,270 MINT (3) 81,568 72,833 Operating risk (RWAP ) OPAD Total risk-weighted assets 887,513 818,072 (1) Portion related to exposures to credit risk, calculated using the standardized approach; (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674; (3) Portion related to capital required for operational risk, calculated based on the standardized approach. The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Breakdown of Credit Risk Weighted by Credit Risk (RWA ) CPAD 09/30/2019 12/31/2018 Credit Risk Weighted Assets (RWA ) 759,358 714,969 CPAD Marketable securities 50,730 40,276 Loan Operations - Retail 134,245 124,356 Loan Operations - Non-Retail 277,256 256,958 Joint Liabilities - Retail 134 140 Joint Liabilities - Non-Retail 44,131 43,288 Loan Commitments - Retail 37,658 33,871 Loan Commitments - Non-Retail 11,435 10,673 Derivatives – Future potential gain 4,782 4,193 Intermediation 2,040 3,330 Other exposures 196,947 197,884 b) Market Risk (*) (*) 09/30/2019 12/31/2018 Market Risk Weighted Assets - Standard Aproach (RWA ) 58,233 37,838 MPAD Operations subject to interest rate variations 55,468 30,286 Fixed rate denominated in reais 3,200 2,026 Foreign exchange coupons 43,697 19,633 Price index coupon 8,571 8,627 Operations subject to commodity price variation 858 389 Operations subject to stock price variation 751 362 Operations subject to risk exposures in gold, foreign currency and foreign exchange 1,156 6,801 variation (*) Minimum Market Risk Weighted Assets - Standard Aproach (RWA ) (a) 46,587 30,270 MPAD Market Risk Weighted Assets calculated based on internal methodology (b) 44,837 22,871 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (11,646) (7,568) Market Risk Weighted Assets (RWA ) - maximum of (a) and (b) 46,587 30,270 MINT (*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At 09/30/2019, RWA totaled R$ 46,587, which corresponds to 80% of RWA , higher than the capital calculated at internal MINT MPAD models, which totaled R$ 44,837. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 157

c) Operational Risk 09/30/2019 12/31/2018 Operating Risk-Weighted Assets (RWA ) OPAD 81,568 72,833 Retail 14,005 12,822 Commercial 27,536 26,214 Corporate finance 2,746 2,697 Negotiation and sales 15,430 11,736 Payments and settlement 8,802 8,282 Financial agent services 4,641 4,343 Asset management 8,101 6,715 Retail brokerage 307 24 IV - Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 15.4% as at September 30, 2019, 2.6 p.p. lower than at December 31, 2018, mainly due to the payment of additional dividends on 2018 earnings. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 65,754 million, well above the ACP of R$ 31,063 million and generously covered by available capital. 09/30/2019 12/31/2018 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 39,938 113,235 4.5% 12.8% 36,813 123,358 4.5% 15.1% Additional Tier I Capital - 11,621 - - - 7,796 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 53,251 124,856 6.0% 14.1% 49,084 131,154 6.0% 16.0% Tier II - 11,899 - - - 15,874 - - Referential Equity (Tier I + Tier II) 71,001 136,755 8.0% 15.4% 70,559 147,028 8.625% 18.0% Amount Required for Additional Capital Buffers (ACP) 31,063 3.5% 19,429 2.375% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 09/30/2019 , fixed assets ratio reached 27.7%, showing a surplus of R$ 30,437. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. V – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. More details on the Recovery Plan can be viewed at www.itau.com.br/relacoes-com-investidores, section “Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3”. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 158 c) Operational Risk 09/30/2019 12/31/2018 Operating Risk-Weighted Assets (RWA ) OPAD 81,568 72,833 Retail 14,005 12,822 Commercial 27,536 26,214 Corporate finance 2,746 2,697 Negotiation and sales 15,430 11,736 Payments and settlement 8,802 8,282 Financial agent services 4,641 4,343 Asset management 8,101 6,715 Retail brokerage 307 24 IV - Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – which was dated December 2018 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 15.4% as at September 30, 2019, 2.6 p.p. lower than at December 31, 2018, mainly due to the payment of additional dividends on 2018 earnings. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 65,754 million, well above the ACP of R$ 31,063 million and generously covered by available capital. 09/30/2019 12/31/2018 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 39,938 113,235 4.5% 12.8% 36,813 123,358 4.5% 15.1% Additional Tier I Capital - 11,621 - - - 7,796 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 53,251 124,856 6.0% 14.1% 49,084 131,154 6.0% 16.0% Tier II - 11,899 - - - 15,874 - - Referential Equity (Tier I + Tier II) 71,001 136,755 8.0% 15.4% 70,559 147,028 8.625% 18.0% Amount Required for Additional Capital Buffers (ACP) 31,063 3.5% 19,429 2.375% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 09/30/2019 , fixed assets ratio reached 27.7%, showing a surplus of R$ 30,437. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. V – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. More details on the Recovery Plan can be viewed at www.itau.com.br/relacoes-com-investidores, section “Reports / Pillar 3 and Global Systemically Important Banks / Risk and Capital Management – Pillar 3”. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 158

VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemic Importance Index. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. More information on the composition of the Leverage Ratio, which is not part of the financial statements, is available at www.itau.com.br/investors-relations, section “Corporate Governance” / Risk and Capital Management - Pillar 3. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plans and capitalization products are properly monitored and reported to the appropriate bodies. The management process of insurance, pension plans and capitalization risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 159 VI - Stress testing The stress test is a process of simulation of extreme economic and market conditions in the institution’s results and capital. The institution has conducted this test since 2010 with a view to assessing its solvency in plausible scenarios of a systemic crisis, and identifying areas that are more susceptible to the impact of stress and can be subject to risk mitigation. To perform the test, macroeconomic variables for each stress scenario are estimated by the economic research department. The scenarios are defined according to their importance to the bank’s results, and the probability of occurrence, and they are submitted to the approval of the Board of Directors on an annual basis. Projections of macroeconomic variables (e.g. GDP, benchmark interest rate and inflation) and of the credit market (such as fundraising, loans, default rate, spread and fees) for these scenarios are based on external shocks or by using models validated by an independent area. These projections affect the budgeted result and balance sheet, which in turn influence the risk-weighted assets and capital and liquidity ratios. The stress test is also an integral part of ICAAP, with the main purpose of assessing whether, even in severe adverse conditions, the institution would have appropriate capital levels and its business would be unaffected. This information allows potential risk factors to be identified in business, supporting the Board of Directors’ strategic decisions, the budgetary process and discussions on credit granting policies, in addition to being used as input for risk appetite metrics. Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/investor-relations, section “Reports”/ Pillar 3 and Global Systemic Importance Index. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. More information on the composition of the Leverage Ratio, which is not part of the financial statements, is available at www.itau.com.br/investors-relations, section “Corporate Governance” / Risk and Capital Management - Pillar 3. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance, pension plans and capitalization products are properly monitored and reported to the appropriate bodies. The management process of insurance, pension plans and capitalization risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 159

II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as biometric, financial and behavioral. · Biometric risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk · Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (1) Impact in Results and Stockholders’ Equity (2) 12/31/2018 Sensitivity Test 09/30/2019 Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase (22) 3 15 (1) 5% decrease 21 (4) (16) (1) Risk-free Interest Rates 0.1% increase 60 11 30 8 0.1% decrease (61) (11) (44) (8) Conversion in Income Rates 5% increase (19) - (14) - 5% decrease 19 - 14 - Claims 5% increase - (42) - (37) 5% decrease - 42 - 37 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 06/30/2019, since the actuarial calculations are made on a half-yearly basis. b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 07/01 to 09/30/2019 07/01 to 09/30/2018 01/01 to 09/30/2019 01/01 to 09/30/2018 Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) premiums premium (%) premiums premium (%) Individuals Group accident insurance 247 246 99.6 198 109 100.0 636 636 100.0 507 506 99.8 Individual accident 51 51 100.0 61 60 98.4 178 177 99.4 223 228 102.2 Credit life 237 237 100.0 213 213 100.0 743 742 99.9 643 641 99.7 Group life 255 255 100.0 252 249 98.8 733 733 100.0 723 725 100.3 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 160 II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as biometric, financial and behavioral. · Biometric risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance). · Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk · Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: (1) Impact in Results and Stockholders’ Equity (2) 12/31/2018 Sensitivity Test 09/30/2019 Private Pension Insurance Private Pension Insurance Mortality Rates 5% increase (22) 3 15 (1) 5% decrease 21 (4) (16) (1) Risk-free Interest Rates 0.1% increase 60 11 30 8 0.1% decrease (61) (11) (44) (8) Conversion in Income Rates 5% increase (19) - (14) - 5% decrease 19 - 14 - Claims 5% increase - (42) - (37) 5% decrease - 42 - 37 (1) Amounts net of tax effects. (2) The amounts shown in the tables express the position at 06/30/2019, since the actuarial calculations are made on a half-yearly basis. b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 07/01 to 09/30/2019 07/01 to 09/30/2018 01/01 to 09/30/2019 01/01 to 09/30/2018 Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) premiums premium (%) premiums premium (%) Individuals Group accident insurance 247 246 99.6 198 109 100.0 636 636 100.0 507 506 99.8 Individual accident 51 51 100.0 61 60 98.4 178 177 99.4 223 228 102.2 Credit life 237 237 100.0 213 213 100.0 743 742 99.9 643 641 99.7 Group life 255 255 100.0 252 249 98.8 733 733 100.0 723 725 100.3 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 160

III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 0 09/30/2019 12/31/2018 Class Account Account DV01 DV01 balance balance Government securities NTN-C 5,327 (2.55) 5,096 (2.70) NTN-B 8,243 (9.21) 6,091 (7.17) LTN 510 - - - Private securities Indexed to IPCA 207 (0.04) 259 (0.06) Indexed to PRE 276 (0.02) 10 - Shares 2 - - - Post-fixed assets 5,019 - 4,085 - Under agreements to resell 3,347 - 5,575 - Total 22,931 - 21,116 - Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 161 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 0 09/30/2019 12/31/2018 Class Account Account DV01 DV01 balance balance Government securities NTN-C 5,327 (2.55) 5,096 (2.70) NTN-B 8,243 (9.21) 6,091 (7.17) LTN 510 - - - Private securities Indexed to IPCA 207 (0.04) 259 (0.06) Indexed to PRE 276 (0.02) 10 - Shares 2 - - - Post-fixed assets 5,019 - 4,085 - Under agreements to resell 3,347 - 5,575 - Total 22,931 - 21,116 - Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 161

b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short- term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 09/30/2019 12/31/2018 Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) Insurance operations Backing asset amounts DU DU amounts DU DU Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,381 56.0 18.0 2,111 56.7 12.6 48.4 24.3 48.0 18.5 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 902 927 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 771 94.5 35.6 562 99.2 32.3 Subtotal Subtotal 4,054 3,600 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 102 119.6 83.9 98 128.4 75.9 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 13 - 14.7 13 - 11.0 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 53 - 14.8 43 - 11.0 12.2 14.7 15.4 11.0 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 25 25 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 349 - 14.8 310 - 11.0 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,966 112.1 78.7 2,820 120.4 71.4 (3) Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 199,744 177.3 28.5 187,908 182.0 28.2 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 5,011 203.5 104.8 4,815 209.0 91.7 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 905 105.0 104.8 948 165.5 91.7 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 615 203.2 104.6 607 208.8 91.5 Subtotal Subtotal 209,783 197,587 Total technical reserves Total backing assets 213,837 201,187 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 162 b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short- term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 09/30/2019 12/31/2018 Liabilities Liabilities Assets Liabilities Liabilities Assets (1) (2) (2) (1) (2) (2) Insurance operations Backing asset amounts DU DU amounts DU DU Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,381 56.0 18.0 2,111 56.7 12.6 48.4 24.3 48.0 18.5 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 902 927 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 771 94.5 35.6 562 99.2 32.3 Subtotal Subtotal 4,054 3,600 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 102 119.6 83.9 98 128.4 75.9 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 13 - 14.7 13 - 11.0 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 53 - 14.8 43 - 11.0 12.2 14.7 15.4 11.0 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 25 25 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 349 - 14.8 310 - 11.0 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,966 112.1 78.7 2,820 120.4 71.4 (3) Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 199,744 177.3 28.5 187,908 182.0 28.2 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 5,011 203.5 104.8 4,815 209.0 91.7 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 905 105.0 104.8 948 165.5 91.7 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 615 203.2 104.6 607 208.8 91.5 Subtotal Subtotal 209,783 197,587 Total technical reserves Total backing assets 213,837 201,187 (1) Gross amounts of Credit Rights, Escrow Deposits and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 162

c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 82.71% (78.13% at 12/31/2018). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral with 40% (40% at 12/31/2018), General Reinsurance with 25% (30% at 12/31/2018), and IRB Brasil Resseguros with 35% (30% at 12/31/2018). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 09/30/2019 Financial Assets at Amortized Cost Financial assets at Interbank deposits and fair value through Total Internal rating securities purchased under Securities profit or loss (*) agreements to resell Low 4,955 30,563 192,139 227,657 Medium - - 3 3 High - - - - 192,142 227,660 Total 4,955 30,563% 2.2 13.4 84.4 100.0 (*) Includes Derivatives in the amount of R$ 845. 12/31/2018 Financial Assets at Amortized Cost Financial assets at Interbank deposits and fair value through Total Internal rating securities purchased under Securities profit or loss (*) agreements to resell Low 8,247 28,969 179,771 216,987 Medium - - 2 2 High - - - - Total 8,247 28,969 179,773 216,989% 3.8 13.3 82.9 100.0 (*) Includes Derivatives in the amount of R$ 449. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 163 c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros with 82.71% (78.13% at 12/31/2018). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral with 40% (40% at 12/31/2018), General Reinsurance with 25% (30% at 12/31/2018), and IRB Brasil Resseguros with 35% (30% at 12/31/2018). II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 09/30/2019 Financial Assets at Amortized Cost Financial assets at Interbank deposits and fair value through Total Internal rating securities purchased under Securities profit or loss (*) agreements to resell Low 4,955 30,563 192,139 227,657 Medium - - 3 3 High - - - - 192,142 227,660 Total 4,955 30,563% 2.2 13.4 84.4 100.0 (*) Includes Derivatives in the amount of R$ 845. 12/31/2018 Financial Assets at Amortized Cost Financial assets at Interbank deposits and fair value through Total Internal rating securities purchased under Securities profit or loss (*) agreements to resell Low 8,247 28,969 179,771 216,987 Medium - - 2 2 High - - - - Total 8,247 28,969 179,773 216,989% 3.8 13.3 82.9 100.0 (*) Includes Derivatives in the amount of R$ 449. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 163

Note 33 – Supplementary information PEC 06/2019 Approved by the National Congress in November 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net income for banks, set forth in item I, paragraph 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from its effective date. Said PEC 06/2019 has not had significant accounting effects on the consolidated financial statements of ITAÚ UNIBANCO HOLDING in the period. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 164 Note 33 – Supplementary information PEC 06/2019 Approved by the National Congress in November 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net income for banks, set forth in item I, paragraph 1 of Supplementary Law No. 105, of January 10, 2001, which will be 20% as from its effective date. Said PEC 06/2019 has not had significant accounting effects on the consolidated financial statements of ITAÚ UNIBANCO HOLDING in the period. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – September 30, 2019 164